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As filed with the Securities and Exchange Commission on October 28, 2005

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SOUTHERN COPPER CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1000 (Primary Standard Industrial Classification Code Number)	13-3849074 (I.R.S. Employer Identification No.)

2575 East Camelback Road
Phoenix, Arizona 85016
(602) 977-6595
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Armando Ortega Gómez, Esq.
Secretary
Southern Copper Corporation
2575 East Camelback Road
Phoenix, Arizona 85016
(602) 977-6595
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
 Michael L. Fitzgerald, Esq.
Robert B. Williams, Esq.
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005

        Approximate date of commencement of proposed exchange offer:

As soon as practicable after this Registration Statement becomes effective.

        If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

6.375% Notes due 2015	$200,000,000	100%	$200,000,000	$23,540.00

7.500% Notes due 2035	$600,000,000	100%	$600,000,000	$70,620.00

(1)
Estimated based on the face value of the 6.375% Notes due 2015 and the 7.500% Notes due 2035, previously sold in transactions exempt from registration under the Securities Act of 1933, solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities or consummate the exchange offer until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell or exchange these securities and it is not soliciting an offer to acquire or exchange these securities in any jurisdiction where the offer, sale or exchange is not permitted.

SUBJECT TO COMPLETION, DATED            , 2005

PROSPECTUS

Offer to exchange all of our outstanding unregistered
U.S.$200,000,000 6.375% Notes due 2015 and
U.S.$600,000,000 7.500% Notes due 2035

for

Up to U.S.$200,000,000 6.375% Notes due 2015 and
U.S.$600,000,000 7.500% Notes due 2035, respectively,
which have been registered under the Securities Act of 1933

Material Terms of the Exchange Offer:

  •
  We are offering to exchange the notes that we sold previously in a private offering for new registered notes.

  •
  The terms of the new notes are substantially identical to the terms of the old notes, except for the transfer restrictions and registration rights relating to the outstanding old notes.

  •
  The exchange offer will expire at 5:00 p.m., New York City time, on            , 2005, unless we extend it.

  •
  We will exchange all old notes that are validly tendered and not validly withdrawn.

  •
  You may withdraw tenders of old notes at any time before 5:00 p.m., New York City time, on the date of the expiration of the exchange offer.

  •
  Application has been made for the notes to be admitted to listing on the EuroMTF section of the Luxembourg Stock Exchange.

  •
  We will not receive any proceeds from the exchange offer.

  •
  We will pay the expenses of the exchange offer.

You should carefully review "Risk Factors" beginning on page 15 of this prospectus.

Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory authority, has approved or disapproved the notes nor have any of the foregoing authorities passed upon or endorsed the merits of this exchange offer or the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2005.

        In making the decision whether or not to participate in the exchange offer, holders of the old notes must rely on their own examination of the issuer and the terms of the exchange offer, including the merits and risks involved. Holders of the old notes should not construe anything in this prospectus as legal, business or tax advice. Holders of the old notes should consult their own advisors as needed to make the decision to exchange the old notes and to determine whether it is legally permitted to exchange the old notes under applicable investment or similar laws or regulations.

        Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business one year after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution".

        We confirm that, after having made all reasonable inquiries, to the best of our knowledge, this prospectus contains all information with regard to us and the notes which is material to the offering and sale of the notes, that the information contained in this prospectus is true and accurate in all material respects and is not misleading in any material respect and that there are no omissions of any other facts from this prospectus which, by their absence herefrom, make this prospectus misleading in

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any material respect. We accept responsibility for the information contained in this prospectus regarding Southern Copper Corporation, the notes and the applicable transaction documents.

        This prospectus contains summaries believed to be accurate with respect to certain documents, but reference is made to the actual documents for complete information. All such summaries are qualified in their entirety by such reference. Copies of documents referred to herein are available free of charge at the office of the Luxembourg paying agent and will be made available to you upon request to us.

        All broker-dealers must comply with the registration and prospectus delivery requirements of the Securities Act. See "Plan of Distribution."

        We are not making an offer to exchange new notes for old notes in any jurisdiction where the offer is not permitted, and will not accept tenders for exchange from holders in any such jurisdiction.

ENFORCEMENT OF CIVIL LIABILITIES

        Although we are a corporation organized under the laws of Delaware, substantially all of our assets and operations are located, and a substantial portion of our revenues derive from sources, outside the United States. Almost all of our directors and officers and certain of the experts named in this prospectus reside outside of the United States and all or a significant portion of the assets of these persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments against them obtained in United States courts predicated upon the civil liability provisions of the United States federal securities laws or otherwise. We have been advised by Mexican counsel that no treaty exists between the United States and Mexico for the reciprocal enforcement of judgments and we have been advised by our special Peruvian counsel that no such treaty exists between the United States and Peru. Mexican and Peruvian courts have enforced judgments rendered in the United States by virtue of the legal principles of reciprocity and comity, which include the review in Mexico or Peru of the United States judgment to ascertain whether certain basic principles of due process, public policy and other specific matters have been complied with, without reviewing the merits of the subject matter of the case. Nevertheless, we have been advised that there is doubt as to the enforceability, in original actions in Mexican or Peruvian courts, of liabilities predicated in whole or in part on United States federal securities laws and as to the enforceability in Mexican and Peruvian courts of judgments of United States courts obtained in actions predicated upon the civil liability provisions of United States federal securities laws.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933 with respect to the offering of notes. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the notes, you should refer to the registration statement and the exhibits filed as a part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each of the statements in this prospectus relating to a document that has been filed as an exhibit is qualified in all respects by the filed exhibit.

        We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy information we file at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800 -SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers like us that file electronically with the SEC. The SEC's Internet site is www.sec.gov.

        We are "incorporating by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered part of this prospectus. Information set forth in this prospectus and information that we file after the date of this prospectus with the SEC will automatically update and supersede the information in this prospectus including any previously filed information that is incorporated by reference in this prospectus.

        We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until this exchange offer is completed other than information or reports furnished to the SEC under Items 2.02 and 7.01 in our Current Reports on Form 8-K:

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  Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005; and

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  Our Current Reports on Form 8-K filed on January 27, 2005, March 14, 2005, March 28, 2005, April 4, 2005, April 8, 2005, May 20, 2005, June 9, 2005, July 11, 2005, July 21, 2005 and August 1, 2005 and on Form 8-K/A filed on April 29, 2005, May 19, 2005 and June 6, 2005.

        We are not incorporating our Annual Report on Form 10-K for the year ended December 31, 2004 nor our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, because the information contained in those reports has been superseded by subsequently filed reports or by information contained herein.

        You may request a copy of our filings, excluding exhibits to such filings unless an exhibit has been specifically incorporated by reference in this prospectus at no cost by telephoning or writing to us at the following:

Investor Relations
Southern Copper Corporation
2575 East Camelback Road, Suite 500
Phoenix, Arizona 85016
Tel. No.: 602-977-6595

To obtain timely delivery, any such requests must be made at least five business days before the expiration date of the exchange offer set forth on cover of this prospectus. Additionally, you can get further information about us on our website: www.southernperu.com. Information on our website, however, does not constitute a part of this prospectus.

        You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this prospectus is accurate only as of the date on the front of this prospectus.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        Throughout this prospectus, unless the context otherwise requires, the terms "we," "us," "our," and "the Company" refer to the Southern Copper Corporation and its consolidated subsidiaries including our recently acquired Minera México subsidiary and its consolidated subsidiaries; the terms "Southern Copper Corporation" and "SCC" refer to the Southern Copper Corporation and its subsidiaries, excluding Minera México and its consolidated subsidiaries but including SPCC Peru Branch; SPCC Peru Branch refers to a registered branch through which SCC conducts its Peruvian operations; the term "Minera México" refers to our subsidiary Minera México, S.A. de C.V., and its consolidated subsidiaries; and the term "Grupo México" refers to Grupo México, S.A. de C.V., our controlling stockholder. On October 11, 2005, we changed our name from Southern Peru Copper Corporation to Southern Copper Corporation.

        Many of the terms used in this prospectus are defined in the glossary of mining terms, beginning on page A-1.

Financial Information

        Our financial statements and other financial information included in this prospectus reflect the combined accounts of Southern Copper Corporation and Minera México. Effective April 1, 2005, SCC acquired substantially all of the outstanding common stock of Minera México. The acquisition was accounted for in a manner similar to a pooling of interests as it involved the reorganization of entities under common control. Under applicable accounting requirements, the financial statements of SCC and Minera México are combined on a historical cost basis for all the periods presented since they were under common control during all of the periods presented. The combined financial results may not be indicative of the results of operations that actually would have been achieved had the acquisition of Minera México taken place at the beginning of the periods presented and do not purport to be indicative of future results.

        This prospectus includes Audited Combined Financial Statements as of December 31, 2004, and for each of the years in the three-year period ended December 31, 2004. This prospectus also includes certain combined financial information as of and for the years ended December 31, 2000 and 2001. The 2000 and 2001 combined financial information is unaudited and has been derived from audited stand-alone financial statements of SCC and Minera México. Management has prepared the 2000 and 2001 combined financial information on a basis believed to be consistent with the basis on which the Audited Combined Financial Statements have been prepared.

Reserves Information

        Our mineral reserves are estimates based on a number of assumptions, including production costs and metals prices. Unless otherwise stated, reserves estimates in this prospectus are based on three-year average metal prices as of December 31, 2004. We refer to three-year average metal prices as "current average prices."

        In this prospectus certain financial information is based on reserve estimates based on certain metals price assumptions. These items include the amount of mine stripping that is capitalized, units of production amortization of capitalized mine stripping and amortization of intangible assets. For SCC, commencing in 2003, we have used reserve estimates based on current average metals prices as of the most recent year then ended to determine these items. For periods prior to 2003 for SCC, we have used reserves estimates based on metals prices intended to approximate average prices over the long term. In calculating such items for periods ended on or prior to December 31, 2004 for Minera México, we have used reserves estimates based on these longer term price assumptions. For periods ended after December 31, 2004, such items for Minera México have been calculated using reserve estimates based on current average prices.

        In calculating these items for the six-month periods ended June 30, 2004 and 2005 for SCC, we have used reserve estimates based on current average prices as of the most recent prior year then ended. In calculating these items for the six-month period ended June 30, 2004 for Minera México, we have used reserves estimates based on the above mentioned longer term price assumptions. In calculating these items for the six-month period ended June 30, 2005 for Minera México, we have used reserves estimates based on current average prices as of December 31, 2004.

        We also use the above mentioned longer term price assumptions in developing our mine plans. For a further discussion regarding how we calculate our reserves, see "Business—Reserves."

Currency Information

        Unless stated otherwise, references herein to "U.S. dollars," "dollars," "U.S.$" or "$" are to United States dollars; references to "S/," "nuevo sol" or "nuevos soles" are to Peruvian nuevos soles; and references to "peso," "pesos" or "Ps." are to Mexican pesos.

Industry and Market Data

        This prospectus includes market share and industry data and forecasts that we obtained from or are based upon internal company surveys, market research, consultant surveys, publicly available information and industry publications and surveys. Industry publications and surveys, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but we cannot assure you as to the accuracy and completeness of the information. We have not independently verified any of the information from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. We believe that this information has been accurately reproduced. Similarly, internal company surveys, industry forecasts and market research, which we believe to be reliable based upon management's knowledge of the industry, have not been verified by any independent sources.

Unit Information

        Throughout this prospectus, unless otherwise noted, all tonnages are in metric tons. To convert to short tons, multiply by 1.102. All ounces are troy ounces. All distances are in kilometers. To convert to miles, multiply by 0.621. To convert hectares to acres, multiply by 2.47.

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SUMMARY

        You should read this entire prospectus including the information incorporated by reference when deciding to participate in this exchange offer. You should also carefully consider the information set forth under "Risk Factors." In addition, certain statements include forward-looking information that involves risks and uncertainties. See "Forward-Looking Statements."

Overview

        We are the world's largest publicly traded copper company as measured by reserves. Based on 2004 sales, we are the world's fifth largest copper mining company, and the third largest copper smelting and fifth largest copper refining company. We believe that we are also among the world's largest producers of molybdenum, silver and zinc.

        All of our mining operations are located in Peru and Mexico and we conduct exploration activities in Peru, Mexico and Chile. We own and operate the following mines and metallurgical complexes:

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  Four Open-Pit Copper Mines

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  Our Cuajone and Toquepala mines, located in southern Peru, produced 397,366 tons of copper in 2004 (194,389 tons at Cuajone and 202,977 tons at Toquepala). These mines are part of our Peruvian operations segment.

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  Our Cananea mine, located in northern Mexico, produced 173,428 tons of copper in 2004. We believe Cananea is among the world's largest copper mines in terms of reserves, and has the longest remaining mine life of any major open-pit copper mine in the world based on current production levels. This mine is part of our Mexican open-pit operations segment.

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  Our La Caridad mine, located in northern Mexico, produced 132,160 tons of copper in 2004. This mine is part of our Mexican open-pit operations segment.

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  Three Metallurgical Processing Complexes

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  Our Ilo complex, located in southern Peru, includes the world's sixth largest copper smelter and eighth largest copper refinery, a precious metal refinery and a sulfuric acid plant. We are currently modernizing the Ilo smelter facility with Isasmelt technology to reduce emissions. This complex is part of our Peruvian operations segment.

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  Our La Caridad complex, located in northern Mexico, is a modern metallurgical facility that includes one of the world's largest copper smelters and one of the largest copper refineries, a precious metal refinery, a copper rod manufacturing plant and a sulfuric acid plant. This complex is part of our Mexican open-pit operations segment.

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  Our San Luis Potosí complex, located in central Mexico, includes an electrolytic zinc refinery, a copper smelter and a sulfuric acid plant. This complex is part of our Mexican open-pit operations segment.

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  Underground Mines and Related Processing Facilities

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  We own and operate five underground mines that produce various metals such as zinc, copper, silver and gold, as well as a coal mine and related production facilities, all of which are located in Mexico. These underground mines are part of our IMMSA Unit segment.

        On April 1, 2005, we acquired Minera México from Americas Mining Corporation, or AMC, a subsidiary of Grupo México, S.A. de C.V., our controlling stockholder. On a stand-alone basis, Minera México, which owns the Cananea and La Caridad mines, among other assets, is the largest mining company in Mexico and the eleventh largest copper producer in the world. On April 1, 2005, we exchanged 67,207,640 newly issued shares of our common stock for the outstanding shares of Minera

México, and Minera México became our 99%-owned subsidiary. Upon completion of the merger, Grupo México increased its indirect beneficial ownership of our capital stock from approximately 54.2% to approximately 75.1%. We now own 99.95% of Minera Mexico.

        For the six months ended June 30, 2005, after giving effect to our acquisition of Minera México, we had net sales of U.S.$1,094.1 million and EBITDA of U.S.$1,028.8 million. Over the same period we produced 330,400 tons of copper, 7,614 tons of molybdenum, 4.1 million ounces of silver and 71,789 tons of zinc, approximately 66% of which was sold outside of Latin America. As of December 31, 2004, we had proven and probable reserves of approximately 44.9 million tons of copper.

        With the acquisition of Minera México, we determined that to best manage our business we needed to focus on three operating segments. These segments are our Peruvian operations, our Mexican open-pit operations and our Mexican underground mining polymetallic operations, known as our IMMSA unit. Our Peruvian operations include the Toquepala and Cuajone mine complexes and the smelting and refining plants, industrial railroad and port facilities which service both facilities. Our Mexican open-pit operations include the La Caridad and Cananea mine complexes and smelting and refining plants and support facilities which service both complexes. Our IMMSA unit includes five underground mines that produce zinc, copper, silver and gold, a coal and coke mine, and several industrial processing facilities for zinc and silver.

Competitive Strengths

        Second largest copper reserves in the world.    We have an estimated 44.9 million tons of proven and probable copper reserves, the second largest copper reserves in the world and the largest copper reserves of any publicly-traded company.

        Highly integrated copper production.    We are a highly integrated producer of copper which enables us to maintain high smelter utilization, achieve pricing premiums through value-added copper products and reduce our reliance on third parties for treatment and refinery services. For example, our Cananea and La Caridad mines provide a stable and secure source of copper concentrate for our La Caridad complex, our Cuajone and Toquepala mines supply our Ilo complex and our underground mines provide zinc and copper concentrate for our San Luis Potosí complex. Our integrated operations enable us to have significant economies of scale with reduced costs and earnings volatility.

        A portfolio of low-cost operations.    Our copper mines are well positioned from a cost perspective. In addition to our integrated operations, we believe we benefit from other advantages that contribute to making us a low-cost producer of copper and other metals. These include the relatively high quality of our reserves and the proximity of many of our operations to each other.

        Diversified mix of operations.    We operate four copper mines, with no one mine contributing more than 28% of our total mine production during 2004. We also operate three metallurgical complexes. We believe this diversity of operations reduces the impact of a major mine failure or labor disruptions at any one operation. We offer a diverse product mix that includes molybdenum, a byproduct of our copper mining operations, as well as other byproduct metals, such as zinc and silver. We believe we are one of the world's largest producers of molybdenum. Further, our operations and reserves are balanced between Peru and Mexico, countries with a tradition of mining and well-established mining laws.

        Significant organic growth prospects that can be financed with internal funds.    We have identified a number of potential development projects that we believe can be implemented to increase our future production capacity without major investments. These development projects, which include several brownfield projects that together could increase our production capacity by an estimated 88,000 tons (or approximately 12% of our current capacity) of copper per year, can be financed by internally generated funds and can be implemented within two to three years. We also have identified other potential brownfield and greenfield projects at our properties in Peru and Mexico and are currently conducting exploration activities in Peru, Mexico and Chile.

        Management team with a track record of success over our long operating history.    Our senior managers have an average of 20 years of experience with our Company or its predecessors. Our senior managers have successfully led the Company in varied economic conditions and have a track record of improving operating efficiency and reducing costs.

Business Strategies

        Our objective is to increase earnings and cash flow growth in varied market conditions. We seek to achieve this objective by focusing on the following strategies:

        Growing and expanding our operations.    We intend to further realize the potential of our existing operations by expanding our production capacity and reserves, as well as exploring and developing promising mineral deposits. We believe that our existing operations have significant growth potential that can be financed principally through internally generated cash flows. We also intend to supplement internal growth by selectively pursuing value-enhancing acquisition opportunities.

        Continuing our focus on copper.    We are primarily a copper producer, with approximately 68.1% of our 2004 revenues derived from copper production. We intend to continue to focus principally on the production of copper. Our earnings and cash flows are highly sensitive to movements in the price of copper, and we estimate that a U.S.$0.01 per pound increase in the price of copper would generate approximately U.S.$15.6 million of additional operating income based on our 2004 total production.

        Improving the cost position of our operations.    We are focused on improving our cost structure in order to maintain our profitability throughout the commodity price cycle and to generate cash flow to fund attractive investment opportunities. We seek to lower costs by (i) improving economies of scale through production expansions, (ii) investing selectively in new equipment and advanced production technologies, such as SX/EW, and (iii) fully utilizing our metallurgical facilities to capture processing margins and premiums.

        Maintaining a relatively conservative capital structure.    As of June 30, 2005, we had a cash balance of U.S.$471.2 million and total debt of U.S.$1.11 billion, giving us a net debt position of U.S.$640.5 million and a ratio of net debt to net debt plus stockholders' equity of 17.7%. We recently announced a quarterly dividend of U.S.$1.043 per which we paid on August 19, 2005. We used substantially all the net proceeds from the July 2005 offering of the old notes to repay certain of our outstanding indebtedness. We seek to maintain a relatively conservative level of financial leverage with the goal of enabling us to minimize our borrowing costs, to be opportunistic regarding growth projects and strategic investments and acquisitions and to reduce financial risks during market downturns.

Copper Market Conditions

        Copper is a fundamental material in the world's infrastructure. Copper has unique chemical and physical properties, including high electrical conductivity and resistance to corrosion, as well as excellent malleability and ductility, that have made it a superior material for use in the electrical energy, telecommunications, building construction, transportation and industrial machinery businesses. Wire and cable products, used principally as energy cable, building wire and magnet wire, account for as much as 71% of copper consumption. Copper is also an important metal in non-electrical applications such as plumbing, roofing and, when alloyed with zinc to form brass, in many industrial and consumer applications. The building and construction industry accounts for approximately 37% of worldwide copper usage. Worldwide copper sales in 2004 were estimated to be approximately U.S.$48 billion based on 2004 worldwide copper sales of 16.9 million tons and the average copper price per pound in 2004 of U.S.$1.29.

        Historically, the price of copper has been both volatile and cyclical, a reflection of current and expected economic conditions and the supply of and demand for copper.

        During the 1980s and 1990s, copper prices averaged, on an annual basis, approximately U.S.$0.84 per pound and U.S.$1.01 per pound, respectively. The price of copper has increased considerably over the past few years since its 15-year low reached in November 2001, particularly since March 2003 when significant appreciation of the metal commenced. In 2004, the average copper price of U.S.$1.29 per pound was almost U.S.$0.50 higher than the previous year's average. We believe factors contributing to the current strength of copper prices include:

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  Reduced supply and low inventory levels.    Reduction in new mine development, declining grades at existing mines and discipline among existing producers in not expanding production have all contributed to a current supply deficit. This has been aided by the significant restructuring and consolidation in the industry over the past few years. Current inventories of copper held by producers and commodity exchanges are at historically low levels. When copper inventories are low, higher copper prices generally result.

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  Increased demand, especially from China.    Increases in worldwide industrial production as well as increased use of copper in developing countries have led to recent increases in demand for copper. China's growth in copper consumption, which accounted for approximately 40% of the increase in global market consumption of copper in 2004, has been a significant contributor to demand. Demand has also benefited from a recovery in the U.S. manufacturing sector. As producers' and commodities exchanges' inventories have decreased and industrial production and consumer confidence have increased, end users have increased their business inventories of copper as they have realized the need to have copper available, particularly on short notice.

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  Weakening U.S. dollar.    There has been a strong inverse correlation over time between copper prices and U.S. dollar exchange rates. Approximately 92% of copper production occurs in regions where the local currency is not the U.S. dollar. Production economics for producers and the impact of raw materials costs on consumers in these regions change with movements in the exchange rate of the U.S. dollar against these regions' currencies. The current weakness of the U.S. dollar has had a significant upward impact on the price of copper in U.S. dollars.

        These factors, which are all interdependent and impact prices to varying degrees, are reflected in the current market price of copper. Changes to any one of these factors will impact prices in the future.

Corporate Information

        We were incorporated in Delaware in 1952. On October 11, 2005, we changed our name from Southern Peru Copper Corporation to Southern Copper Corporation. Our corporate offices in the United States are located at 2575 East Camelback Road, Suite 500, Phoenix, Arizona 85016. Our telephone number in Phoenix, Arizona is (602) 977-6595. Our corporate offices in Mexico are located in Mexico City and our corporate offices in Peru are located in Lima. Our website is www.southernperu.com. The information on our website is not part of this prospectus.

THE OFFERING

Terms of the Exchange Offer

        We sometimes refer to the U.S.$200 million aggregate principal amount of 6.375% Notes due 2015 and the U.S.$600 million aggregate principal amount of 7.500% Notes due 2035, both issued July 27, 2005, as, respectively, the old 2015 notes and the old 2035 notes, and together, the old notes. We sometimes refer to the U.S.$200 million aggregate principal amount of 6.375% Notes due 2015 and the U.S.$600 million aggregate principal amount of 7.500% Notes due 2035 both to be issued as part of the proposed exchange offer, as, respectively, the new 2015 notes and the new 2035 notes, and together, the new notes. We refer to the new notes together with the old notes as the notes. As part of the offering of the old notes, we entered into a registration rights agreement in which we agreed to complete an exchange offer for the old notes. Below is a summary of the exchange offer.

New Notes	Up to U.S.$200 million aggregate principal amount of 6.375% Notes due 2015 and up to U.S.$600 million aggregate principal amount of 7.500% Notes due 2035. The terms of these new notes and the old notes are substantially identical in all respects, except that, because the offer of the new notes will have been registered under the Securities Act of 1933, or the Securities Act, the new notes will not be subject to transfer restrictions, registration rights or the related provisions for increased interest if we default under the related registration rights agreement.
The Exchange Offer
We are offering to exchange (i) up to U.S.$200 million aggregate principal amount of new 2015 notes for a like aggregate principal amount of old 2015 notes and (ii) up to U.S.$600 million aggregate principal amount of new 2035 notes for a like aggregate principal amount of old 2035 notes. Old notes may be tendered only in minimum denominations of U.S.$100,000 and integral multiples of U.S.$1,000 in excess thereof. All old notes that are validly tendered and not withdrawn will be exchanged. We will issue new notes promptly after the expiration of the exchange offer.

In connection with the private placement of the old notes on July 27, 2005, we entered into a registration rights agreement, which grants holders of the old notes certain exchange and registration rights. This exchange offer is intended to satisfy our obligations under this registration rights agreement.

If the exchange offer is not completed within the time period specified in the registration rights agreement, we will be required to pay additional interest on the old notes covered by the registration rights agreement for which the specified time period was exceeded.

Resale of New Notes
Based on existing interpretations by the staff of the SEC set forth in interpretive letters issued to parties unrelated to us, we believe that the new notes may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:
	•	you are acquiring the new notes in the exchange offer in the ordinary course of business;
•
you are not participating, do not intend to participate, and have no arrangements or understandings with any person to participate in the exchange offer for the purpose of distributing the new notes; and
	•	you are not our "affiliate," within the meaning of Rule 405 under the Securities Act.

If any of the statements above are not true and you transfer any new notes without delivering a prospectus that meets the requirements of the Securities Act or without an exemption from registration of your new notes from those requirements, you may incur liability under the Securities Act. We will not assume or indemnify you against that liability.

Each broker-dealer that receives new notes for its own account in exchange for old notes that were acquired by such broker-dealer as a result of market-making or other trading activities may be a statutory underwriter and must acknowledge that it will comply with the prospectus delivery requirements of the Securities Act in connection with any resale or transfer of the new notes. A broker-dealer may use this prospectus for an offer to resell, resale or other transfer of the new notes. See "Plan of Distribution."

The exchange offer is not being made to, nor will we accept surrenders of old notes for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of the jurisdiction.
Consequences of Failure to Exchange Old Notes for New Notes	If you do not exchange your old notes for new notes, you will not be able to offer, sell or otherwise transfer your old notes except:
	•	in compliance with the registration requirements of the Securities Act and any other applicable securities laws;
	•	pursuant to an exemption from the securities laws; or
	•	in a transaction not subject to the securities laws.

Old notes that remain outstanding after the exchange offer is completed will continue to bear a legend reflecting these restrictions on transfer. In addition, when the exchange offer is completed, you will not be entitled to any rights to have resales of old notes registered under the Securities Act, and we currently do not intend to register under the Securities Act the resale of any old notes that remain outstanding after the exchange offer is completed.
Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2005, unless we extend it. We do not currently intend to extend the exchange offer.
Interest on the New Notes
Interest on the new notes issued in exchange for old notes will accrue at their respective stated rates from the date of the last periodic payment of interest on the old notes or, if no interest has been paid, from July 27, 2005. No additional interest will be paid on old notes tendered and accepted for exchange.
Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, including that:
• the exchange offer does not violate applicable law or any applicable interpretation of the SEC staff;
• the old notes are validly tendered in accordance with the terms of the exchange offer;
• no action or proceeding would impair our ability to proceed with the exchange offer; and
• any governmental approval that we believe, in our sole discretion, is necessary for the consummation of the exchange offer, as outlined in this prospectus, has been obtained.
The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered for exchange. See "The Exchange Offer—Conditions."
Procedures for Tendering the Old Notes
If you wish to accept the exchange offer, you must follow the procedures for book-entry transfer described in this prospectus, whereby you will agree to be bound by the letter of transmittal and we may enforce the letter of transmittal against you. Questions regarding the tender of old notes or the exchange offer generally should be directed to the exchange agent at one of its addresses specified in "The Exchange Offer—Exchange Agent." See "The Exchange Offer—Procedures for Tendering" and "The Exchange Offer—Guaranteed Delivery Procedures." Letters of transmittal and any other documents required by the letter of transmittal should be sent to the exchange agent and not to us.

Guaranteed Delivery Procedures
If you wish to tender your old notes and the procedure for book entry transfer cannot be completed on a timely basis, you may tender your old notes according to the guaranteed delivery procedures described under the heading "The Exchange Offer—Guaranteed Delivery Procedures."
Acceptance of Old Notes and Delivery of New Notes
We will accept for exchange any and all old notes that are properly tendered in the exchange offer before 5:00 p.m., New York City time, on the expiration date, as long as all of the terms and conditions of the exchange offer are met. We will deliver the new notes promptly following the expiration date.
Withdrawal Rights
You may withdraw the tender of your old notes at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer. To withdraw, you must send a written notice of withdrawal to the exchange agent at one of its addresses specified in "The Exchange Offer—Exchange Agent" before 5:00 p.m., New York City time, on the expiration date. See "The Exchange Offer—Withdrawal of Tenders."
Taxation
We believe that the exchange of old notes for new notes should not be a taxable transaction for U.S. federal income tax purposes. For a discussion of certain other U.S., Mexican and Peruvian federal tax considerations relating to the exchange of the old notes for new notes and the purchase, ownership and disposition of new notes, see "Summary of Certain Tax Considerations."
Exchange Agent	The Bank of New York is the exchange agent. The address, telephone number and facsimile number of the exchange agent are set forth in "The Exchange Offer—Exchange Agent."
Use of Proceeds
We will not receive any proceeds from the issuance of the new notes. We are making the exchange offer solely to satisfy our obligations under the registration rights agreement. See "Use of Proceeds" for a description of our use of the net proceeds received in connection with the issuances of the old notes.

Terms of the New Notes

        The new notes will be issued under the same respective indentures under which the old notes were issued and, as a holder of new notes, you will be entitled to the same rights under the respective indentures that you had as a holder of old notes. The old notes and the new notes will be treated as a single series of debt securities under the indentures. We sometimes refer to the new notes together with the old notes as the notes.

Issuer	Southern Copper Corporation.
Notes Offered
Up to U.S.$200 million aggregate principal amount of 6.375% Notes due 2015 and up to U.S.$600 million aggregate principal amount of 7.500% Notes due 2035, both of which have been registered under the Securities Act.
Interest Payment Dates	Interest on the 2015 notes is payable on January 27 and July 27 of each year, beginning on January 27, 2006.
Interest on the 2035 notes is payable on January 27 and July 27 of each year, beginning on January 27, 2006.
Maturity	The 2015 notes will mature on July 27, 2015.
The 2035 notes will mature on July 27, 2035.
Ranking
The notes will constitute SCC's senior unsecured obligations and will rank pari passu in priority of payment with all of SCC's other present and future unsecured and unsubordinated indebtedness. The notes will not be guaranteed by any of our subsidiaries and as a result will be structurally subordinated to all existing and future indebtedness and other obligations of our subsidiaries, including trade payables. See "Description of the Notes—General."
Optional Redemption
We may, at our option, at any time, redeem some or all of the 2015 notes or the 2035 notes by paying a make-whole premium plus accrued and unpaid interest, if any, to the date of such redemption. See "Description of the Notes—Optional Redemption."
Use of Proceeds
We will not receive any proceeds from the issuance of the new notes. We are making the exchange offer solely to satisfy our obligations under the registration rights agreement. See "Use of Proceeds" for a description of our use of the net proceeds received in connection with the issuances of the old notes.
Certain Covenants
The indentures relating to the notes contain certain covenants, including limitations on liens, limitations on sale and leaseback transactions, rights of the holders of the notes upon the occurrence of a change of control triggering event, limitations on subsidiary indebtedness and limitations on consolidations, mergers, sales or conveyances. All of these limitations and restrictions are subject to a number of significant exceptions, and some of these covenants will cease to be applicable before the notes mature if the notes attain an investment grade rating. See "Description of the Notes—Covenants."

Events of Default
For a discussion of certain events of default that will permit acceleration of the principal of the notes plus accrued interest, and any other amounts due in respect of the notes, see "Description of the Notes—Events of Default."
Further Issuances
We may from time to time, without notice to or consent of the holders of the 2015 notes or the 2035 notes, create and issue an unlimited principal amount of additional 2015 notes or 2035 notes of the same series as the 2015 notes and the 2035 notes offered pursuant to this prospectus.
Book Entry; Form and Denominations
The notes will be issued in the form of one or more global notes without coupons, registered in the name of a nominee of The Depository Trust Company, or DTC, as depositary, for the accounts of its participants including Clearstream Banking, société anonyme ("Clearstream") and Euroclear Bank S.A./N.V. ("Euroclear"). Notes in definitive certificated form will not be issued in exchange for the global notes except under limited circumstances. The notes will be issued in minimum denominations of U.S.$100,000 and integral multiples of U.S.$1,000 in excess thereof. See "Description of the Notes—Form, Denomination and Title."
Listing	We have applied to list the notes on the EuroMTF section of the Luxembourg Stock Exchange.

Directive 2004/109/EC of the European Parliament and Council, dated December 15, 2004, on the harmonization of transparency requirements for information about issuers whose securities are admitted to trading on an European Union regulated market amended Directive 2001/34/EC (the "Transparency Directive") and became effective on January 20, 2005. It requires member states, including Luxembourg, to take measures necessary to comply with the Transparency Directive by January 20, 2007. If, as a result of the Transparency Directive or any legislation implementing the Transparency Directive, we could be required to publish financial information either more regularly than we otherwise would be required to or according to accounting principles which are materially different from the accounting principles which we would otherwise use to prepare our published financial information, we may delist the notes from the Luxembourg Stock Exchange in accordance with the rules of such exchange and seek an alternative admission to listing, trading and/or quotation for the notes on a different section of the Luxembourg Stock Exchange or by such other listing authority, stock exchange and/or quotation system inside or outside the European Union as we may decide.
Risk Factors	Participating in the exchange offer and investing in the notes involves certain risks. See "Risk Factors."
Governing Law	State of New York
Trustee, Registrar and Paying Agent	The Bank of New York
Luxembourg Paying Agent and Transfer Agent	The Bank of New York (Luxembourg) S.A.
Luxembourg Listing Agent	The Bank of New York

Summary Combined Financial Information

        The following tables present our summary combined financial information and other data for the periods indicated. These tables should be read in conjunction with the Audited Combined Financial Statements and the notes thereto included elsewhere in this prospectus and are qualified in their entirety by the information contained therein. Information for the six months ended June 30, 2004 and 2005 is unaudited and should be read in conjunction with our condensed consolidated combined interim financial statements for such periods ended and the notes thereto, which are incorporated by reference from our 10-Q for the quarter ended June 30, 2005 and is qualified in its entirety by the information contained therein. Our Audited Combined Financial Statements, our unaudited interim consolidated financial statements and the financial information in the tables below reflect our April 1, 2005 acquisition of Minera México as a combination of businesses under common control, on a historical basis in a manner similar to a pooling of interests, reflecting the financial condition and results of operations for SCC and Minera México on a combined basis through March 31, 2005 and on consolidated basis for periods beginning April 1, 2005. See "Presentation of Financial and Other Information—Financial Information."

						Six Months Ended June 30,
	Year Ended December 31,
Statement of Earnings Data
	2000(1)	2001(1)	2002	2003	2004	2004(1)	2005(1)
	(dollars in thousands, except per share data)
Net sales	$1,823,161	$1,560,028	$1,388,421	$1,576,641	$3,096,697	$1,324,748	$1,904,087
Cost of sales (exclusive of depreciation, amortization and depletion)	1,287,107	1,232,764	961,201	992,383	1,334,330	574,024	802,675
Selling, general and administrative	80,605	70,174	69,351	63,597	71,778	33,998	39,003
Depreciation, amortization and depletion	160,729	165,901	157,608	177,058	192,586	95,300	131,511
Exploration	19,582	15,939	13,345	17,869	15,610	7,236	10,844
Operating income	275,138	75,250	186,916	325,734	1,482,393	614,190	920,054
Interest expense	162,279	171,242	128,747	117,009	107,904	63,639	44,812
Interest capitalized	(11,012)	(9,600)	(8,220)	(5,563)	(10,681)	(4,545)	(6,260)
Interest income	(10,590)	(23,194)	(4,097)	(5,198)	(8,348)	(3,625)	(8,490)
Loss on derivative instruments	—	—	—	—	—	—	12,121
(Gain) loss on debt prepayments	(1,246)	2,159	12,400	5,844	16,500	—	10,099
Gain on disposal of properties	—	—	—	—	(53,542)	—	—
Other expense (income)	2,483	435	(7,202)	4,174	9,689	(19,447)	1,588
Earnings (loss) before income taxes, minority interest and cumulative effect of change in accounting principle	133,224	(65,792)	65,288	209,468	1,420,871	578,168	866,184
Net earnings (loss)	20,760	(109,914)	144,929	83,536	982,386	398,516	610,292
Earnings (loss) per share	$0.14	$(0.75)	$0.98	$0.57	$6.67	$2.71	$4.15
Weighted average shares outstanding basic (in thousands)	147,216	147,210	147,213	147,220	147,224	147,222	147,226
Weighted average shares outstanding diluted (in thousands)	147,216	147,212	147,217	147,225	147,224	147,231	147,226

						Six Months Ended June 30,
	Year Ended December 31,
Other Financial Information
	2000(1)	2001(1)	2002	2003	2004	2004(1)	2005(1)
	(dollars in thousands, except per share data)
EBITDA(2)	$434,630	$238,558	$339,326	$492,774	$1,702,332	$728,937	$1,027,757
Capitalized mine stripping and leachable material	72,724	107,861	91,954	79,704	92,797	43,844	52,545
Capital expenditure excluding capitalized mine stripping cost and leachable materials	214,462	180,921	85,380	64,880	228,299	(89,232)	(142,617)
						Six Months Ended June 30,
	Year Ended December 31,
Financial Ratios
	2000(1)	2001(1)	2002	2003	2004	2004(1)	2005(1)
	(dollars in thousands, except per share data)
Gross margin(3)	20.6%	10.3%	19.4%	25.8%	50.7%	49.5%	50.9%
Operating income margin(4)	15.1%	4.8%	13.5%	20.7%	47.9%	46.4%	48.3%
Net margin(5)	1.1%	(7.0)%	10.4%	5.3%	31.7%	30.1%	32.1%
Net debt(8)/total capitalization(6)	44.4%	45.4%	43.4%	39.5%	17.0%	—	17.7%
Ratio of Earnings to Fixed Charges(7)	1.8x	—	1.5x	2.7x	12.4x	10.1x	16.8x
						As of June 30,
	As of December 31,
Balance Sheet Data
	2000(1)	2001(1)	2002	2003	2004	2005(1)
	(dollars in thousands)
Cash, cash equivalents and marketable securities	$172,895	$260,499	$175,071	$351,610	$755,974	$471,166
Total assets	4,454,694	4,480,582	4,419,030	4,491,028	5,319,193	5,026,672
Total long-term debt, including current portion	1,690,475	1,714,334	1,621,231	1,671,231	1,330,288	1,111,683
Total liabilities	2,452,944	2,633,264	2,452,538	2,385,885	2,494,314	2,044,125
Total stockholders' equity	$1,902,116	$1,751,859	$1,881,452	$2,022,745	$2,813,595	$2,972,020

(1)
Financial information as of and for the years ended December 31, 2000 and 2001 and as of and for the six months ended June 30, 2004 and 2005 is unaudited.

(2)
EBITDA is net earnings; plus cumulative effect of change in accounting principle, minority interest, income taxes, interest expense and depreciation, amortization and depletion; minus interest income and interest capitalized. EBITDA is used as a measure of performance by our management and is not a measure of performance under generally accepted accounting principles, or GAAP. We present EBITDA because we believe it provides management and investors with useful information by which to measure our consolidated performance. EBITDA should not be construed as an alternative to (a) net income as an indicator of our operating performance or (b) cash flow from our operating activities as a measure of liquidity. EBITDA also does not represent funds available for dividends, reinvestment or other discretionary uses. Because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures presented by other companies.

A reconciliation between EBITDA and net earnings for each of the periods presented in the table is presented beginning on page 75.

(3)
Represents net sales less cost of sales (including depreciation, amortization and depletion), divided by net sales as a percentage.

(4)
Represents operating income divided by sales as a percentage.

(5)
Represents net earnings divided by sales as a percentage.

(6)
Represents net debt divided by net debt plus stockholders' equity.

(7)
Represents earnings divided by fixed charges. Earnings are defined as earnings before income taxes, minority interest and cumulative effect of change in accounting principle, plus fixed charges and amortization of interest capitalized, less interest capitalized. Fixed charges are defined as the sum of interest expensed and interest capitalized, plus amortized premiums, discounts and capitalized expenses related to indebtedness. For the year 2001, we would have had to have generated additional earnings of U.S.$75,392,000 to achieve a ratio of earnings to fixed charges of 1:1.

(8)
Net debt is defined as total debt minus cash balance.

Summary Operating Data

        The following table sets out certain operating data underlying our combined financial and operating information for each of the periods indicated.

						Six months Ended June 30,
	Year Ended December 31,
Mining Production
	2000	2001	2002	2003	2004	2004	2005
Material mined (thousands of tons)	360,871	385,666	357,635	356,600	386,364	193,193	211,872
Contained copper in concentrate (tons)	542,665	533,616	491,828	547,172	603,907	304,664	273,739
Electrowon copper metal (tons)	111,625	114,989	122,190	118,744	114,100	58,103	56,702
Total copper (tons)	654,290	648,605	614,018	665,916	718,007	362,766	330,441
Contained molybdenum in concentrate (tons)	14,090	13,869	11,747	12,521	14,373	6,411	7,614
Contained zinc in concentrate (tons)	167,798	149,252	135,442	128,760	133,778	66,947	71,789
						Six months Ended June 30,
	Year Ended December 31,
Smelter/Refinery Production
	2000	2001	2002	2003	2004	2004	2005
Copper metal (tons)	622,620	676,038	579,905	537,501	594,278	311,846	334,842
Zinc metal (tons)	105,879	107,005	92,012	101,069	102,556	49,303	46,995
Silver metal ('000 ounces)	16,354	15,813	15,536	12,147	10,796	5,402	6,152
						Six months Ended June 30,
	Year Ended December 31,
Net Metal Sales(1)
	2000	2001	2002	2003	2004	2004	2005
Net copper sold (tons)	743,831	721,412	645,107	660,485	709,668	346,640	334,538
Net molybdenum sold (tons)	14,250	13,890	11,695	12,498	14,350	6,429	7,233
Net zinc sold (tons)	155,255	141,913	126,499	122,217	120,922	60,901	71,759
Net silver sold (‘000 ounces)	26,167	24,924	20,371	19,498	20,212	10	10
						Six months Ended June 30,
	Year Ended December 31,
Average Realized Prices
	2000	2001	2002	2003	2004	2004	2005
Copper price (U.S.$ per pound)	$0.86	$0.75	$0.74	$0.81	$1.36	$1.25	$1.51
Molybdenum price (U.S.$ per pound)	2.28	2.08	3.42	5.32	20.55	11.42	33.29
Zinc price (U.S.$ per pound)	0.54	0.42	0.39	0.40	0.51	0.48	0.59
Silver price (U.S.$ per ounce)	$4.91	$4.25	$4.52	$4.87	$6.35	$6.48	$7.07
						Six months Ended June 30,
	Year Ended December 31,
Operating Cash Costs(2)
	2000	2001	2002	2003	2004	2004	2005
Cash cost per pound of copper produced	$0.63	$0.52	$0.43	$0.44	$0.18	$0.30	$(0.09)
Cash cost per pound of copper produced (without byproduct revenue)	$0.99	$0.81	$0.74	$0.74	$0.85	$0.79	$0.99

(1)
Includes finished metal (including blister, cathode and rod) sales and payable metal in concentrate sales to third parties, less payable metal in third-party concentrate purchases. "Payable metal" refers to the content of metal contained in concentrates that is actually valued and paid for.

(2)
Operating cash costs per pound of copper produced is an overall benchmark we use and a common industry metric to measure performance. Operating cash cost is a non-GAAP measure that does not have a standardized meaning and may not be comparable to similarly titled measures provided by other companies. A reconciliation of our cash cost per pound to the cost of sales (including depreciation, amortization and depletion) as presented in the statement of earnings is presented beginning on page 70. We have defined operating cash cost per pound as cost of sales (including depreciation, amortization and depletion); plus administrative charges, treatment and refining charges and third party copper purchases; less byproduct revenue, depreciation, amortization and depletion, workers' participation and inventory change. Operating cash costs also exclude the portion of our mine stripping costs that we capitalize. We calculate operating cash cost for the company on a consolidated basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Operating Cash Costs."

Summary Reserves Data

        The table below details our copper and molybdenum reserves as estimated at December 31, 2004. Pursuant to SEC guidance, the reserves information in this prospectus is calculated using average metals prices over the most recent three years, unless otherwise stated. We refer to these three-year average metals prices as "current average prices." Our current average prices for copper are calculated using prices quoted by COMEX, and our current average prices for molybdenum are calculated according to Platts Metals Week. Unless otherwise stated, reserves estimates in this prospectus use U.S.$0.939 per pound for copper and U.S.$8.425 per pound for molybdenum, both current average prices as of December 31, 2004. The current average prices for copper and molybdenum were U.S.$0.751 and U.S.$3.81, respectively, as of December 31, 2003 and U.S.$0.760 and U.S.$2.88, respectively, as of December 31, 2002. For a further discussion of how we calculate our reserves, see "Business—Reserves."

	Cuajone Mine(1)	Toquepala Mine(1)	Cananea Mine(1)	La Caridad Mine(1)	Total Open-Pit Mines	Immsa(2)
Mineral Reserves
Metal prices:
Copper ($/lb.)	$0.939	$0.939	$0.939	$0.939	$0.939	$0.939
Molybdenum ($/lb.)	$8.425	$8.425	$8.425	$8.425	$8.425	$8.425
Cut-off grade	0.356%	0.365%	0.287%	0.325%	—	—
Sulfide ore reserves (thousands of tons)	1,395,244	1,382,678	2,524,785	555,747	5,858,454	32,601
Average grade:
Copper	0.616%	0.665%	0.571%	0.427%	0.590%	0.53%
Molybdenum	0.020%	0.036%	—	0.025%	0.027%	—
Leachable material (thousands of tons)	22,763	1,887,267	1,403,481	1,197,053	4,510,564	—
Leachable material grade	0.424%	0.203%	0.278%	0.195%	0.225%	—
Waste (thousands of tons)	2,956,952	3,755,389	3,392,097	268,532	10,372,970	—
Total material (thousands of tons)	4,374,959	7,025,334	7,320,363	2,021,332	20,741,988	—
Stripping ratio	2.14	4.08	1.90	2.64	2.54	—
Leachable material
Reserves in stock (thousands of tons)	25,137	790,462	553,599	435,635	1,804,833	—
Average copper grade	0.478%	0.139%	0.279%	0.250%	0.214%	—
In-pit reserves (thousands of tons)	22,763	1,887,267	1,403,481	1,197,053	4,510,564	—
Average copper grade	0.424%	0.203%	0.278%	0.195%	0.225%	—
Total leachable reserves (thousands of tons)	47,900	2,677,729	1,957,680	1,632,688	6,315,997	—
Average copper grade	0.452%	0.184%	0.278%	0.210%	0.222%	—
Copper contained in ore reserves (thousands of tons)(3)	8,691	13,026	18,318	4,707	44,742	172.78

(1)
The Cuajone, Toquepala, Cananea and La Caridad concentrator recoveries calculated for these reserves were 83.8%, 90.3%, 81.0% and 78.4%, respectively, obtained by using recovery formulas according to the different milling capacities and geo-metallurgical zones.

(2)
The Immsa Unit includes the Charcas, Santa Bárbara, San Martin, Santa Eulalia and Taxco mines. The information above does not include information for the Santa Eulalia mine as it was recently reopened.

(3)
Copper contained in ore reserves for open-pit mines is (i) the product of sulfide ore reserves and the average copper grade plus (ii) the product of in-pit leachable reserves and the average copper grade. Copper contained in ore reserves for underground mines is the product of sulfide ore reserves and the average copper grade.

RISK FACTORS

        Before making a decision to participate in the exchange offer, you should read this entire prospectus including the information incorporated by reference. You should also carefully consider each of the risk factors set forth below prior to deciding whether or not to tender the old notes in exchange for the new notes. The following risks, and other risks and uncertainties not currently known to us or those that we deem immaterial, may also materially and adversely affect our business, results of operations and financial condition. In such an event, you may lose all or part of your investment.

Risks Relating to Our Business Generally

Our financial performance is highly dependent on the price of copper and the other metals we produce.

        Our financial performance is significantly affected by the market prices of the metals that we produce, particularly the market prices of copper and molybdenum. Historically, prices of the metals we produce have been subject to wide fluctuations and are affected by numerous factors beyond our control, including international economic and political conditions, levels of supply and demand, the availability and costs of substitutes, inventory levels maintained by users, actions of participants in the commodities markets and currency exchange rates. In addition, the market prices of copper and certain other metals have on occasion been subject to rapid short-term changes.

        In 2004, a 60% increase in copper prices on the London Metal Exchange, or LME, and the Commodities Exchange, Inc., or COMEX, and a 206% increase in molybdenum prices, in addition to an 18% increase in our molybdenum production volume and sales volume, contributed to an increase of approximately 95% in our total sales in 2004 as compared with 2003. While the price of copper dropped to a 15-year low of U.S.$0.61 per pound in 2001, it has since increased by approximately 163% to U.S.$1.63 per pound as of July 15, 2005. The price of molybdenum has also recently increased significantly and is currently at historically high levels. The average annual price of molybdenum over the five-year period ended December 31, 2004 was U.S.$6.73 per pound, with a price per pound as of July 15, 2005 of U.S.$37.50 per pound. Over the past two years, as a result of this increase in molybdenum prices, molybdenum has become a significant contributor to our sales.

        We cannot predict whether metals prices will rise or fall in the future. A decline in metals prices and, in particular, copper or molybdenum prices, would have an adverse impact on our results of operations and financial condition, and we might, in very adverse market conditions, consider curtailing or modifying certain of our mining and processing operations.

Changes in the level of demand for our products could adversely affect our product sales.

        Our revenue is dependent on the level of industrial and consumer demand for the concentrates and refined and semi-refined metal products we sell. Changes in technology, industrial processes and consumer habits may affect the level of that demand to the extent that such changes increase or decrease the need for our metal products. Such a change in demand could impact our results of operations and financial condition.

Our actual reserves may not conform to our current estimates of our ore deposits.

        There is a degree of uncertainty attributable to the calculation of reserves. Until reserves are actually mined and processed, the quantity of ore and grades must be considered as estimates only. The proven and probable ore reserves data included in this prospectus are estimates prepared by us based on evaluation methods generally used in the international mining industry. Independent engineers have not verified these reserves estimates. We may be required in the future to revise our reserves estimates based on our actual production. We cannot assure you that our actual reserves will conform to geological, metallurgical or other expectations or that the estimated volume and grade of ore will be recovered. Lower market prices, increased production costs, reduced recovery rates, short-term operating factors, royalty taxes and other factors may render proven and probable reserves uneconomic to exploit and may result in revisions of reserves data from time to time. Reserves data are not indicative of future results of operations. See "Business—Reserves."

Our business requires substantial capital expenditures.

        Our business is capital intensive. Specifically, the exploration and exploitation of copper and other metal reserves, mining, smelting and refining costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. We must continue to invest capital to maintain or to increase the amount of copper reserves that we exploit and the amount of copper and other metals we produce. We cannot assure you that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient financing to continue our exploration, exploitation and refining activities at or above present levels.

The expected benefits of our recent acquisition of Minera México, including expected synergies, may not be realized.

        On April 1, 2005, we completed our acquisition of Minera México from AMC, a subsidiary of Grupo México, our controlling stockholder. We are now in the process of integrating two companies that previously had been affiliated but operated independently. We acquired Minera México based on a number of factors, including trends we believe may favor consolidation in the copper mining industry, potential improvement in production and our relative cost position, geographic diversification of our operations and potential operating synergies. We also considered potential negative effects in evaluating the transaction, including lower than expected mineral production from Minera México, diversion of management's attention and the risk that potential operating synergies may not be realized. We cannot assure you that the benefits we expect from the acquisition will be achieved or that potential negative effects will not be realized and adversely affect us.

Restrictive covenants in the agreements governing our indebtedness and the indebtedness of our Minera México subsidiary may restrict our ability to pursue our business strategies.

        Our financing instruments and those of our Minera México subsidiary include financial and other restrictive covenants that, among other things, limit our and Minera México's abilities to pay dividends, incur additional debt and sell assets. If either we or our Minera México subsidiary do not comply with these obligations, we could be in default under the applicable agreements which, if not addressed or waived, could require repayment of the indebtedness immediately. Our Minera México subsidiary is further limited by the terms of its outstanding notes, which also restrict the Company's incurrence of debt and liens. In addition, future credit facilities may contain limitations on its incurrence of additional debt and liens and on its ability to dispose of assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing."

Applicable law restricts the payment of dividends from our Minera México subsidiary to us.

        Minera México is a Mexican company and, as such, may pay dividends only out of net income that has been approved by the shareholders. Shareholders must also approve the actual dividend payment, after mandatory legal reserves have been created and losses for prior fiscal years have been satisfied. As a result, these legal constraints may limit the ability of our Minera México subsidiary to pay dividends to us, which in turn, may have an impact on our ability to service the notes.

Our operations are subject to risks, some of which are not insurable.

        The business of mining, smelting and refining copper, zinc and other metals is subject to a number of risks and hazards, including industrial accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment, environmental hazards and weather and other natural phenomena, such as earthquakes. Such occurrences could result in damage to, or destruction of, mining operations resulting in monetary losses and possible legal liability. In particular, surface and underground mining and related processing activities present inherent risks of injury to personnel and damage to equipment. We maintain insurance against many of these and other risks, which may not provide adequate coverage in certain circumstances. Insurance against certain risks, including certain liabilities for environmental pollution or hazards as a result of exploration and production, is not generally available to us or other companies within the mining industry. We do not have, and do not intend to obtain, political risk insurance. These or other uninsured events may adversely affect our financial condition and results of operations.

The loss of one of our large customers could have a negative impact on our results of operations.

        The loss of one or more of our significant customers could adversely affect our financial condition and results of operations. In 2002, 2003 and 2004, our largest customer accounted for approximately 6.9%, 6.7% and 10.7%, respectively, of our sales. Additionally, our five largest customers in each of 2002, 2003 and 2004 collectively accounted for approximately 25.8%, 26.5% and 33.7%, respectively, of our sales.

Our selected combined financial information for 2000 and 2001 is unaudited and has been derived from financial statements that are separately audited.

        This prospectus includes Audited Combined Financial Statements as of December 31, 2004, and for each of the years in the three-year period ended December 31, 2004. This prospectus also includes certain combined financial information as of and for the years ended December 31, 2000 and 2001. The 2000 and 2001 combined financial information is unaudited and has been derived from audited stand-alone financial statements of SCC and Minera México; however, the combined financial information for 2000 and 2001 has been prepared by our management on a basis which we believe is consistent with the basis on which the Audited Combined Financial Statements have been prepared.

        Our selected historical financial information for 2000 and 2001, which is incorporated into this prospectus by reference to SCC's annual report on Form 10-K for 2004, is derived from financial statements that were audited by Arthur Andersen LLP, independent certified public accountants. Subsequently, Arthur Andersen LLP ceased to audit publicly-held companies.

Deliveries under our copper sales agreements can be suspended or cancelled by our customers in certain cases.

        Under each of our copper sales agreements, we or our customers may suspend or cancel delivery of copper during a period of force majeure. Events of force majeure under these agreements include acts of nature, labor strikes, fires, floods, wars, transportation delays, government actions or other events that are beyond the control of the parties. Any suspension or cancellation by our customers of deliveries under our copper or other sales contracts that are not replaced by deliveries under new contracts or sales on the spot market would reduce our cash flow and could adversely affect our financial condition and results of operations.

The copper mining industry is highly competitive.

        We face competition from other copper mining and producing companies around the world. Although we are currently among the lowest cost copper producers in our region, we cannot assure you that competition from lower cost producers will not adversely affect us in the future.

        In addition, mines have limited lives and, as a result, we must periodically seek to replace and expand our reserves by acquiring new properties. Significant competition exists to acquire properties producing or capable of producing copper and other metals.

        The mining industry has experienced significant consolidation in recent years, including consolidation among some of our main competitors, as a result of which an increased percentage of copper production is from companies that also produce other products and may, consequently, be more diversified than we are. We cannot assure you that the result of current or further consolidation in the industry will not adversely affect us.

        Potential changes to international trade agreements, trade concessions or other political and economic arrangements may benefit copper producers operating in countries other than Peru and Mexico, where our mining operations are currently located. We cannot assure you that we will be able to compete on the basis of price or other factors with companies that in the future may benefit from favorable trading or other arrangements.

Increases in energy costs, accounting policy changes and other matters may adversely affect our results of operations.

        We require substantial amounts of fuel oil, electricity and other resources for our operations. Energy costs constitute approximately 22.8% of our cost of sales. We rely upon third parties for our supply of the energy resources consumed in our operations. The prices for and availability of energy resources may be subject to change or curtailment, respectively, due to, among other things, new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, worldwide price levels and market conditions. For example, during the 1970s and 1980s, our ability to import fuel oil was restricted by Peruvian government policies that required us to purchase fuel oil domestically from a government-owned oil producer at prices substantially above those prevailing on the world market. In addition, in recent years the price of oil has risen dramatically due to a variety of factors. Disruptions in supply or increases in costs of energy resources could have a material adverse effect on our financial condition and results of operations.

        We believe our results of operations will also be affected by accounting policy changes, including the March 17, 2005 Emerging Issues Task Force, or EITF, consensus ratified by the Financial Accounting Standards Board, or FASB, on March 30, 2005 and the subsequent modification to the transition provisions approved by the EITF in its June 15-16, 2005 meeting. The consensus states that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the cost of the inventory produced (extracted) during the period that the stripping costs are incurred, as further discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Capitalized Mine Stripping Costs and Leachable Material."

        A recent Mexican Supreme Court decision is also expected to affect our results by requiring increased workers' profit sharing payments by our Minera México subsidiary. In May 2005, the court rendered a decision that changed the method of computing the amount of statutory workers' profit-sharing required to be paid by certain Mexican companies, including Minera México. The court's ruling in effect prohibited applying net operating loss carryforwards in computing the income used as the base for determining the workers' profit sharing amounts, as further described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Other Liquidity Considerations." We expect this ruling will adversely affect our results of operations and liquidity position to the extent we pay higher workers' profit-sharing amounts.

        Additionally, we expect our future results will be affected by a recently-enacted Peruvian mining royalty charge, as further described under "Business—Mining Rights and Concessions—Peru." While we are currently disputing several aspects of this new law, we cannot assure you that this new royalty charge will not adversely affect our results of operations and liquidity position in future periods.

We may be adversely affected by labor disputes.

        In the last several years we have experienced a number of strikes or other labor disruptions that have had an adverse impact on our operations and operating results. See "Business—Employees." For example, in Peru, on August 31, 2004, unionized workers at our mining units in Toquepala and Cuajone initiated work stoppages and sought additional wage increases based on high metals prices. The strike was resolved on September 13, 2004. In Mexico, on July 12, 2004, the workers of Mexicana de Cobre, S.A. de C.V. ("Mexcobre") went on strike asking for the review of certain contractual clauses. Such a review was performed and the workers returned to work 18 days later. On October 15, 2004, the workers of Mexicana de Cananea, S.A. de C.V. ("Mexcananea") went on strike, followed by the Mexicana de Cobre workers. The strike lasted for 6 days at Mexicana de Cobre and 9 days at Mexicana de Cananea. In each case, our operations at the particular mine ceased until the strike was resolved. In Mexico, collective bargaining agreements are negotiated every year in respect of salaries and every two years for other benefits. We cannot assure you that we will not experience strikes or other labor-related work stoppages that could have a material adverse effect on our financial condition and results of operations.

Environmental, health and safety laws and other regulations may increase our costs of doing business, restrict our operations or result in operational delays.

        Our exploration, mining, milling, smelting and refining activities are subject to a number of Peruvian and Mexican laws and regulations, including environmental laws and regulations, as well as certain industry technical standards. Additional matters subject to regulation include, but are not limited to, concession fees, transportation, production, water use and discharge, power use and generation, use and storage of explosives, surface rights, housing and other facilities for workers, reclamation, taxation, labor standards, mine safety and occupational health.

        Environmental regulations in Peru and Mexico have become increasingly stringent over the last decade and we have been required to dedicate more time and money to compliance and remediation activities. Furthermore, Mexican authorities have become more rigorous and strict in enforcing Mexican environmental laws. We expect additional laws and regulations will be enacted over time with respect to environmental matters. Recently, Peruvian environmental laws have been enacted imposing closure and remediation obligations on the mining industry. Our Mexican operations are also subject to the environmental agreement entered into by Mexico, the United States and Canada in connection with the North American Free Trade Agreement. The development of more stringent environmental protection programs in Peru and Mexico and in relevant trade agreements could impose constraints and additional costs on our operations and require us to make significant capital expenditures in the future. We cannot assure you that future legislative, regulatory or trade developments will not have an adverse effect on our business, properties, results of operations, financial condition or prospects.

Our metals exploration efforts are highly speculative in nature and may be unsuccessful.

        Metals exploration is highly speculative in nature, involves many risks and is frequently unsuccessful. Once mineralization is discovered, it may take a number of years from the initial phases of drilling before production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. We cannot assure you that our exploration programs will result in the expansion or replacement of current production with new proven and probable ore reserves.

        Development projects have no operating history upon which to base estimates of proven and probable ore reserves and estimates of future cash operating costs. Estimates are, to a large extent, based upon the interpretation of geological data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of the mineral from the ore, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. As a result, actual cash operating costs and economic returns based upon development of proven and probable ore reserves may differ significantly from those originally estimated. Moreover, significant decreases in actual or expected prices may mean reserves, once found, will be uneconomical to produce.

Our profits may be negatively affected by currency exchange rate fluctuations.

        Our assets, earnings and cash flows are influenced by various currencies due to the geographic diversity of our sales and the countries in which we operate. As some of our costs are incurred in currencies other than our functional currency, the U.S. dollar, fluctuations in currency exchange rates may have a significant impact on our financial results. These costs principally include electricity, labor, maintenance, operation contractors and fuel. For the year ended December 31, 2004, a substantial portion of our costs were denominated in a currency other than U.S. dollar. Operating costs are influenced by the currencies of the countries where our mines and processing plants are located and also by those currencies in which the costs of equipment and services are determined. The Peruvian nuevo sol, the Mexican peso and the U.S. dollar are the most important currencies influencing costs.

        The U.S. dollar is our functional currency and our revenues are primarily denominated in U.S. dollars. However, portions of our operating costs are denominated in Peruvian nuevos soles and Mexican pesos. Accordingly, when inflation in Peru or Mexico increases without a corresponding devaluation of the nuevo sol or peso, respectively, our financial position, results of operations and cash flows could be adversely affected. To manage the volatility related to the risk of currency rate fluctuations, we may enter into forward exchange contracts. We cannot assure you, however, that currency fluctuations will not have an impact on our financial condition and results of operations.

        Further, in the past there has been a strong correlation between copper prices and the exchange rate of the U.S. dollar. A strengthening of the U.S. dollar may therefore be accompanied by lower copper prices, which would negatively affect our financial condition and results of operations.

We may be adversely affected by challenges relating to slope stability.

        Our open-pit mines get deeper as we mine them, presenting certain geotechnical challenges including the possibility of slope failure. If we are required to decrease pit slope angles or provide additional road access to prevent such a failure, our stated reserves could be negatively affected. Further, hydrological conditions relating to pit slopes, removal of material displaced by slope failures and increased stripping requirements could also negatively affect our stated reserves. We have taken actions in order to maintain slope stability, but we cannot assure you that we will not have to take additional action in the future or that our actions taken to date will be sufficient. Unexpected failure or additional requirements to prevent slope failure may negatively affect our results of operations and financial condition, as well as have the effect of diminishing our stated ore reserves.

Litigation involving Asarco may adversely affect us.

        Our direct and indirect parent corporations, including AMC and Grupo México, have from time to time been named parties in various litigations involving ASARCO LLC ("Asarco"). Asarco, a mining company, is indirectly wholly owned by Grupo México. In March 2003, AMC purchased its interest in SCC from Asarco. In August 2002 the U.S. Department of Justice brought a claim alleging fraudulent conveyance in connection with Asarco's environmental liabilities and AMC's then-proposed purchase of SCC from Asarco. That action was settled pursuant to a Consent Decree dated February 2, 2003. The consent decree is binding solely on the U.S. government. In October 2004, AMC, Grupo México, Mexicana de Cobre and other parties, not including SCC, were named in a lawsuit filed in New York

State court in connection with alleged asbestos liabilities, which lawsuit claims, among other matters, that AMC's purchase of SCC from Asarco should be voided as a fraudulent conveyance. While Grupo México and its affiliates believe that these claims are without merit, we cannot assure you that these or future claims, if successful, will not have an adverse effect on our parent corporations or us. Any increase in the financial obligations of our parent corporations, as a result of matters related to Asarco or otherwise, could, among other matters, result in our parent corporations attempting to obtain increased dividends or other funding from us. In 2005, certain subsidiaries of Asarco filed bankruptcy petitions in connection with alleged asbestos liabilities. In July 2005, the unionized workers of Asarco commenced a work stoppage which could have a material adverse effect on Asarco and its business prospects. A further deterioration of the financial condition of Asarco could result in additional claims being filed against Grupo México and its subsidiaries, including SCC, Minera México or its subsidiaries. As a result of various factors, including the work stoppage which commenced in July 2005, on August 9, 2005, Asarco filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code before the U.S. Bankruptcy Court of Corpus Christi, Texas. Asarco's bankruptcy case is being joined with the bankruptcy cases of its subsidiaries. Asarco is in continuing possession of its properties and is operating and managing its businesses as a debtor in possession. However, it is impossible to predict how the bankruptcy court will ultimately rule with respect to such petitions and the impact such rulings will have on Asarco and its subsidiaries.

We are controlled by Grupo México, which exercises significant influence over our affairs and policies and whose interests may be different from yours.

        Grupo México owns approximately 75.1% of our capital stock. We own substantially all of Minera México's capital stock. In addition, certain of our and Minera México's officers and directors are also officers of Grupo México. We cannot assure you that the interests of Grupo México will not conflict with yours.

        Grupo México has the ability to determine the outcome of substantially all matters submitted for a vote to our stockholders and thus exercises control over our business policies and affairs, including the following:

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  the composition of our board of directors and, as a result, any determinations of our board with respect to our business direction and policy, including the appointment and removal of our officers;

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  determinations with respect to mergers and other business combinations, including those that may result in a change of control;

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  whether dividends are paid or other distributions are made and the amount of any dividends or other distributions;

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  sales and dispositions of our assets; and

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  the amount of debt financing that we incur.

        In addition, we and Minera México have in the past engaged in, and expect to continue to engage in, transactions with Grupo México and its other affiliates that may present conflicts of interest. For additional information regarding the share ownership of, and our relationships with, Grupo México and its affiliates, see "Principal Stockholders" and "Related Party Transactions."

We may pay a significant amount of our net income as cash dividends on our common stock in the future.

        We have distributed a significant amount of our net income as dividends since 1996. Our dividend practice is subject to change at the discretion of our board of directors at any time. The amount that we pay in dividends is subject to a number of factors, including our results of operations, financial condition, cash requirements, tax considerations, future prospects, legal restrictions, contractual restrictions in credit agreements, limitations imposed by the government of Peru, Mexico or other countries where we have significant operations and other factors that our board of directors may deem relevant. The indentures do not impose any limitations on our ability to pay dividends in the future. We anticipate paying a significant amount of our net income as cash dividends on our common stock in the foreseeable future. Such payments would reduce cash available to meet our debt service obligations.

Risks Associated with Doing Business in Peru and Mexico

There is uncertainty as to the termination and renewal of our mining concessions.

        Under the laws of Peru and Mexico, mineral resources belong to the state and government concessions are required in both countries to explore for or exploit mineral reserves. In Peru, our mineral rights derive from concessions from the Peruvian Ministry of Energy and Mines for our exploration, exploitation, extraction and/or production operations. In June 2004, the Peruvian Congress enacted legislation imposing a royalty tax to be paid by mining companies in favor of the regional governments and communities where mining resources are located. Under the new law, we are subject to a 1% to 3% tax, based on sales, applicable to the value of the concentrates produced in our Toquepala and Cuajone mines. See "Business—Mining Rights and Concessions—Peru." In Mexico, our mineral rights derive from concessions granted, on a discretionary basis, by the Secretaría de Economía (Ministry of Economy), formerly known as Secretaría de Comercio y Fomento Industrial, pursuant to the Ley Minera (the Mining Law) and regulations thereunder.

        Mining concessions in both Peru and Mexico may be terminated if the obligations of the concessionaire are not satisfied. In Peru, we are obligated to pay certain fees for our mining concession. In Mexico, we are obligated, among other things, to explore or exploit the relevant concession, to pay any relevant fees, to comply with all environmental and safety standards, to provide information to the Ministry of Economy and to allow inspections by the Ministry of Economy. Any termination or unfavorable modification of the terms of one or more of our concessions, or failure to obtain renewals of such concessions subject to renewal or extensions, could have a material adverse effect on our financial condition and prospects.

Peruvian economic and political conditions may have an adverse impact on our business.

        A significant part of our operations are conducted in Peru. Accordingly, our business, financial condition or results of operations could be affected by changes in economic or other policies of the Peruvian government or other political, regulatory or economic developments in Peru. During the past several decades, Peru has had a history of political instability that has included military coups and a succession of regimes with differing policies and programs. Past governments have frequently intervened in the nation's economy and social structure. Among other actions, past governments have imposed controls on prices, exchange rates and local and foreign investment as well as limitations on imports, have restricted the ability of companies to dismiss employees, have expropriated private sector assets (including mining companies) and have prohibited the remittance of profits to foreign investors.

        From 1985 through 1990, during the Alan García administration, government policies restricted our ability, among other things, to repatriate funds and import products from abroad. In addition, currency exchange rates were strictly controlled and all exports sales were required to be deposited in Peru's Banco Central de Reserva, where they were exchanged from U.S. dollars to the Peruvian currency at less-than-favorable rates of exchange. These policies generally had an adverse effect on our results of operations. Controls on repatriation of funds limited the ability of our stockholders to receive dividends outside of Peru but did not limit the ability of our stockholders to receive distributions of earnings in Peru.

        In July 1990, Alberto Fujimori was elected president, and his administration implemented a broad-based reform of Peru's political system, economy and social conditions aimed at stabilizing the economy, restructuring the national government by reducing bureaucracy, privatizing state-owned companies, promoting private investment, developing and strengthening free markets and enacting programs for the strengthening of basic services related to education, health, housing and infrastructure. After taking office for his third term in July 2000 under extreme protest, President Fujimori was forced to call for general elections due to the outbreak of corruption scandals, and later resigned in favor of a transitory government headed by the president of Congress, Valentín Paniagua.

        Mr. Paniagua took office in November 2000 and in July 2001 handed over the presidency to Alejandro Toledo, the winner of the elections decided in the second round held on June 3, 2001, ending two years of political turmoil. Since his election, President Toledo has retained, for the most part, the economic policies of the previous government, focusing on promoting private investment, eliminating tax exemptions, reducing underemployment and unemployment and privatizing state-owned companies in various sectors including energy, mining and public services. President Toledo also implemented fiscal austerity programs, among other proposals, in order to stimulate the economy. Despite Peru's moderate economic growth, the Toledo administration has at times faced public unrest spurred by the high rates of unemployment, underemployment and poverty. President Toledo has been forced to restructure his cabinet on several occasions to quell public unrest and to maintain his political alliances.

        Given that the Toledo administration continues to face a fragmented Congress and continuing public unrest, we cannot assure you that the government will continue its current economic policies or that Peru's recent economic growth will be sustained. In addition, presidential elections are expected to be held in Peru in the second quarter of 2006, which may mean a change in Peru's economic policies. Because we have significant operations in Peru, future Peruvian governmental actions could have an adverse effect on market conditions, prices and returns on our securities, and on our business, results of operations, financial condition, ability to obtain financing and prospects.

        There is a risk of terrorism in Peru relating to Sendero Luminoso and the Movimiento Revolucionario Tupac Amaru, which were particularly active in the 1980s and early 1990s. We cannot guarantee that acts by these or other terrorist organizations will not adversely affect our operations in the future.

Mexican economic and political conditions may have an adverse impact on our business.

        A significant part of our operations are based in Mexico. In the past, Mexico has experienced both prolonged periods of weak economic conditions and dramatic deterioration in economic conditions, characterized by exchange rate instability and significant devaluation of the peso, increased inflation, high domestic interest rates, a substantial outflow of capital, negative economic growth, reduced consumer purchasing power and high unemployment. An economic crisis occurred in 1995 in the context of a series of internal disruptions and political events including a large current account deficit, civil unrest in the southern state of Chiapas, the assassination of two prominent political figures, a substantial outflow of capital and a significant devaluation of the peso. We cannot assure you that such conditions will not recur, that other unforeseen negative political or social conditions will not arise or that such conditions will not have a material adverse effect on our financial condition and results of operations.

        On July 2, 2000, Vicente Fox of the Partido Acción Nacional (the National Action Party), or PAN, was elected president. Although his election ended more than 70 years of presidential rule by the Partido Revolucionario Institucional (the Institutional Revolutionary Party), or PRI, neither the PAN nor the PRI succeeded in securing a majority in the Mexican congress. In elections in 2003 and 2004, the PAN lost additional seats in the Mexican congress and state governorships. The lack of a majority party in the legislature and the lack of alignment between the legislature and the executive branch have resulted in legislative gridlock, which is expected to continue at least until the Mexican presidential elections in 2006. Such legislative gridlock has impeded the progress of structural reforms in Mexico, which may have a material adverse effect on the Mexican economy and cause disruptions to our operations. Furthermore, economic plans of the Mexican government in the past have not, in certain respects, fully achieved their objectives, and we cannot assure you that any reforms that are undertaken will achieve their stated goals. Because we have significant operations in Mexico, we cannot provide any assurance that current legislative gridlock and/or future political developments in Mexico, including the 2006 presidential and congressional elections, will not have a material adverse effect on market conditions, prices and returns on our securities, our ability to obtain financing, and our results of operations and financial condition.

Peruvian inflation, reduced economic growth and fluctuations in the nuevo sol exchange rate may adversely affect our financial condition and results of operations.

        Over the past several decades, Peru has experienced periods of high inflation, slow or negative economic growth and substantial currency devaluation. The inflation rate in Peru, as measured by the Indice de Precios al Consumidor and published by the Instituto Nacional de Estadística e Informática, the National Institute of Statistics, has fallen from a high of 7,649.7% in 1990 to 3.5% in 2004. The Peruvian currency has been devalued numerous times during the last 20 years. The devaluation rate has decreased from a high of 4,019.3% in 1990 to a negative of 5.2% in 2004. Our revenues are primarily denominated in U.S. dollars and our operating expenses are partly denominated in U.S. dollars. If inflation in Peru were to increase without a corresponding devaluation of the nuevo sol relative to the U.S. dollar, our financial position and results of operations, and the market price of our common stock, could be affected. Although the Peruvian government's stabilization plan has significantly reduced inflation and the Peruvian economy has experienced moderate growth in recent years, we cannot assure you that inflation will not increase from its current level or that such growth will continue in the future at similar rates or at all.

        Among the economic circumstances that could lead to a devaluation of the nuevo sol is the decline of Peruvian foreign reserves to inadequate levels. Peru's foreign reserves at March 31, 2005 were U.S.$13.4 billion as compared to U.S.$10.2 billion at December 31, 2003. We cannot assure you that Peru will be able to maintain adequate foreign reserves to meet its foreign currency denominated obligations or that Peru will not devalue its currency should its foreign reserves decline.

Mexican inflation, restrictive exchange control policies and fluctuations in the peso exchange rate may adversely affect our financial condition and results of operations.

        Although all of our Mexican operations' sales of metals are priced and invoiced in U.S. dollars, a substantial portion of our Mexican operations' cost of sales are denominated in pesos. Accordingly, when inflation in Mexico increases without a corresponding devaluation of the peso, as it did in 2000, 2001 and 2002, the net income generated by our Mexican operations is adversely affected.

        The annual inflation rate in Mexico was 5.7% in 2002, 4.0% in 2003 and 5.2% in 2004. The Mexican government has publicly announced that it does not expect inflation to exceed 4.0% in 2005. At the same time, the peso has been subject in the past to significant devaluation, which may not have been proportionate to the inflation rate and may not be proportionate to the inflation rate in the future. The value of the peso declined by 12.5% in 2002, 8.4% in 2003 and 0.6% in 2004.

        While the Mexican government does not currently restrict the ability of Mexican companies or individuals to convert pesos into dollars or other currencies, in the future, the Mexican government could impose a restrictive exchange control policy, as it has done in the past. We cannot assure you that the Mexican government will maintain its current policies with regard to the peso or that the peso's value will not fluctuate significantly in the future. The imposition of such exchange control policies could impair Minera México's ability to obtain imported goods and to meet its U.S. dollar-denominated obligations and could have an adverse effect on our business and financial condition.

Developments in other emerging market countries and in the United States may adversely affect the prices of our debt securities, including the notes.

        The market value of securities of companies with significant operations in Peru and Mexico is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Peru or Mexico, as the case may be, investors' reactions to developments in any of these other countries may have an adverse effect on the market value or trading price of the securities, including debt securities, of issuers that have significant operations in Peru or Mexico.

        In addition, in recent years economic conditions in Mexico have increasingly become correlated to U.S. economic conditions. Therefore, adverse economic conditions in the United States could also have a significant adverse effect on Mexican economic conditions including the price of our debt securities. We cannot assure you that the market value or trading prices of our securities, including the notes, would not be adversely affected by events in the United States or elsewhere, including in emerging market countries.

Risks Related to the Notes and the Exchange Offer

SCC is the sole obligor under the notes. None of SCC's subsidiaries will guarantee SCC's obligations under the notes and they do not have any other obligations with respect to the notes. The notes will be effectively subordinated to SCC's existing and future secured indebtedness to the extent of the value of the assets securing that indebtedness and structurally subordinated to all indebtedness and other obligations of SCC's subsidiaries.

        The notes are unsecured and are effectively subordinated to all of our existing and future senior secured indebtedness to the extent of the value of the collateral securing such indebtedness. The indenture in certain cases permits us to pledge assets without also securing the notes.

        SCC derives a substantial portion of its revenue and cash flow from its subsidiaries. None of SCC's subsidiaries will guarantee these notes. SCC's subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due under the notes, or to make any funds available therefore, whether by dividend, distribution, loan or other payments, and the consequent rights of holders of notes to realize proceeds from the sale of any of those subsidiaries' assets will be structurally subordinated to the claims of any subsidiary's creditors, including trade creditors or holders of debt of those subsidiaries. As a result, the notes are structurally subordinated to the prior payment of all of the debts (including trade payables) of SCC's subsidiaries. As of June 30, 2005, after giving effect to the U.S.$94.56 million repurchase of our Minera México subsidiary's Yankee bonds in May 2005 and the use of U.S.$680.0 million of the net proceeds from the offering of the notes to repay indebtedness, the indebtedness of our subsidiaries that is structurally senior to the notes would have been U.S.$346.7 million. In addition, the limitations on the incurrence of subsidiary indebtedness provided for in the indenture are subject to significant exceptions and will cease to be applicable entirely if the notes attain an investment grade rating. Any future subsidiary debt or obligation, whether or not secured, will have priority over the notes.

        As of June 30, 2005, after giving effect to the U.S.$94.56 million payment of our Minera México subsidiary's Yankee bonds in May 2005 and the use of U.S.$680.0 million of the net proceeds from the offering of the notes to repay indebtedness, the outstanding debt of SCC's subsidiaries that is guaranteed by SCC would have been U.S.$346.7 million. If the assets of the subsidiary obligor of any such debt are insufficient to pay such debt, the holders of such will have a claim against SCC that is pari passu with the claim of the holders of the notes against SCC.

The absence of a public market for the notes may affect the ability of bondholders to sell the notes in the future and may affect the price they would receive if such sale were to occur.

        Application has been made for the notes to be admitted to listing on the EuroMTF section of the Luxembourg Stock Exchange. The new notes will constitute a new issue of securities for which, prior to the exchange offer, there has been no established trading market, and the new notes may not be widely distributed. The initial purchasers of the old notes are not obligated to make a market in the notes. Accordingly, we cannot assure you as to the development or liquidity of any market for the new notes. If a market for any of the new notes does not develop, purchasers may be unable to resell such new notes for an extended period of time, if at all.

        The liquidity of and trading market for the new notes also may be adversely affected by a general decline in the market for similar securities. Such a decline may adversely affect our liquidity and trading markets independent of our prospects of financial performance.

Failure to tender the old notes in the exchange offer may affect their marketability.

        If the old notes are tendered for exchange and accepted in the exchange offer, the trading market, if any, for the untendered and tendered but not accepted old notes will be adversely affected. The initial purchasers of the old notes are not obligated to make a market in the trading market for the old notes following the exchange offer. In addition, such market-making activity may be limited during the pendency of the exchange offer. Your failure to participate in the exchange offer will substantially limit, and may effectively eliminate, opportunities to sell your old notes in the future.

        We issued the old notes in a private placement exempt from the registration requirements of the Securities Act. Accordingly, you may not offer, sell or otherwise transfer your old notes except in compliance with the registration requirements of the Securities Act and any other applicable securities laws, or pursuant to an exemption from the securities laws, or in a transaction not subject to the securities laws. If you do not exchange your old notes for new notes in the exchange offer, your old notes will continue to be subject to these transfer restrictions after the completion of the exchange offer. In addition, after the completion of the exchange offer, you will no longer be able to obligate us to register the old notes under the Securities Act.

If you do not properly tender your old notes for new notes, you will continue to hold unregistered notes that are subject to transfer restrictions.

        We will only issue new notes in exchange for old notes that are timely received by the exchange agent together with all required documents. Therefore, you should allow sufficient time to ensure timely delivery of the old notes and you should carefully follow the instructions on how to tender your old notes set forth under "The Exchange Offer—Procedures for Tendering" and in the letter of transmittal that you will receive with this prospectus. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the old notes.

        If you do not tender your old notes or if we do not accept your old notes because you did not tender your old notes properly, then you will continue to hold old notes that are subject to the existing transfer restrictions. In addition, if you tender your old notes for the purpose of participating in a distribution of the new notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the new notes. If you continue to hold any old notes after the exchange offer is completed, you may have difficulty selling them because of the restrictions on transfer and because there will be fewer old notes outstanding. In addition, if a large amount of old notes are not tendered or are tendered improperly, the limited amount of new notes that would be issued and outstanding after we complete the exchange offer could lower the market price of the new notes.

FORWARD-LOOKING STATEMENTS

        Forward-looking statements made in this prospectus are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of our operations, including statements regarding the anticipated effects of our acquisition of Minera México on April 1, 2005. Words such as "will," "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions identify forward-looking statements. These statements are based on the beliefs and assumptions of our management and on information currently available to our management. Such statements are subject to risks relating to, among other things:

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  cyclical and volatile prices of copper, molybdenum and the other metals that we produce;

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  prices and availability of commodities and supplies, including fuel, oil and electricity;

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  political or economic change or instability, either globally or in the countries in which we operate;

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  our ability to effectively operate a combined company following our recent acquisition of Minera México;

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  availability, terms, conditions and timing of materials, insurance coverage, equipment, required permits or approvals and financing;

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  occurrence of unusual weather or operating conditions;

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  determination of reserves;

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  lower than expected ore grades;

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  water and geological problems;

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  failure of equipment or processes to operate in accordance with specifications;

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  failure to obtain financial assurance to meet closure and remediation obligations;

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  local and community impacts and issues; and

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  labor relations, litigation and environmental risks.

        You should not place undue reliance on forward-looking statements, which are based on current expectations. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. All forward-looking statements and risk factors included in this prospectus are made as of the date on the front cover of this prospectus, based on information available to us as of such date, and we assume no obligation to update any forward-looking statement or risk factor.

THE EXCHANGE OFFER

The Exchange Offer

        We issued and sold the old notes in a private placement on July 27, 2005. In connection with the issuance and sale, we entered into a registration rights agreement with the initial purchasers of the old notes providing that we would, at our cost, (a) not later than 120 days after the date of original issuance of the old notes, file a registration statement with the SEC with respect to a registered offer to exchange the old 2015 notes and the old 2035 notes for new notes having terms substantially identical in all material respects to the old 2015 notes and the old 2035 notes (except that the new notes will not contain terms with respect to transfer restrictions and the provisions regarding special interest would be eliminated) and (b) use commercially reasonable efforts to cause the registration statement to be declared effective under the Securities Act not later than 180 days after the date of original issuance of the old notes. Upon the effectiveness of the registration statement, we would offer the new notes in exchange for surrender of the old notes.

        In the event that (i) applicable interpretations of the staff of the SEC do not permit us to effect such an exchange offer, (ii) for any other reason the registration statement is not declared effective within 180 days after the date of the original issuance of the old notes or the exchange offer is not consummated within 225 days after the original issuance of the old notes, (iii) the initial purchasers of the old notes so request with respect to old notes not eligible to be exchanged for new notes in the exchange offer or (iv) upon our receiving notice in writing from any holder of notes (other than an initial purchaser of the old notes) that such holder is not eligible to participate in the exchange offer or does not receive freely tradable new notes in the exchange offer other than by reason of such holder being an affiliate of ours (it being understood that the requirement that a participating broker-dealer deliver this prospectus in connection with sales of new notes shall not result in such new notes being not "freely tradable"), we will, at our cost, (a) as promptly as practicable, file a shelf registration statement covering resales of the old notes or the new notes, as the case may be, (b) use commercially reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act and (c) use commercially reasonable efforts to keep the shelf registration statement effective until two years after its effective date. We will, in the event a shelf registration statement is filed, among other things, provide to each holder for whom such shelf registration statement was filed copies of the prospectus which is a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the old notes or the new notes, as the case may be. A holder selling such notes pursuant to the shelf registration statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement which are applicable to such holder (including certain indemnification obligations).

        If (a) on or prior to the 120th day following the date of original issuance of the old notes, the registration statement with respect to the new 2015 notes or the new 2035 notes, as applicable, has not been filed with the SEC, (b) on or prior to the 180th day following the date of original issuance of the old notes, neither the registration statement nor the shelf registration statement with respect to the new 2015 notes or the new 2035 notes, as applicable, or the old 2015 notes or the old 2035 notes, as applicable, has been declared effective, (c) on or prior to the 225th day following the date of original issuance of the old notes, neither the exchange offer with respect to the new 2015 notes or the new 2035 notes, as applicable, has been consummated nor the shelf registration statement with respect to the new 2015 notes or the new 2035 notes, as applicable, or the old 2015 notes or the old 2035 notes, as applicable, has been declared effective, or (d) after either the registration statement with respect to the new 2015 notes or the new 2035 notes, as applicable, or the shelf registration statement with respect to the new 2015 notes or the new 2035 notes, as applicable, or the old 2015 notes or the old

2035 notes, as applicable, has been declared effective, such registration statement thereafter ceases to be effective or usable (subject to certain exceptions) in connection with resales of the notes in accordance with and during the periods specified in the registration rights agreement (each such event referred to in clauses (a) through (d), a "registration default"), interest ("special interest") will accrue on the principal amount of the old 2015 notes or the old 2035 notes, as applicable, and the applicable new notes (in addition to the stated interest on the applicable old notes and new notes) from and including the date on which any such registration default shall occur to but excluding the date on which all registration defaults have been cured. Special interest will accrue at a rate of 0.25% per annum during the 120-day period immediately following the occurrence of such registration default and will increase by 0.25% per annum at the end of such 120-day period, but in no event shall such rate exceed 0.50% per annum.

        The summary herein of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

        Once the exchange offer is complete, we will have no further obligation to register any of the old notes not tendered to us in the exchange offer. See "Risk Factors—Risks Related to the Notes and the Exchange Offer—Failure to tender the old notes in the exchange offer may affect their marketability."

Effect of the Exchange Offer

        Based on interpretations by the SEC staff set forth in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), Shearman & Sterling (available July 2, 1993) and other no-action letters issued to parties unrelated to us, we believe that you may offer for resale, resell and otherwise transfer the new notes issued to you in the exchange offer without compliance with the registration and prospectus delivery requirements of the Securities Act, provided:

  •
  you are acquiring the new notes in the ordinary course of your business;

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  you are not engaging in and do not intend to engage in a distribution of the new notes;

  •
  you have no arrangements or understandings with any person to participate in the exchange offer for the purpose of distributing the new notes; and

  •
  you are not our "affiliate," within the meaning of Rule 405 under the Securities Act.

        If you are not able to make these representations, you are a "restricted holder." As a restricted holder, you will not be able to participate in the exchange offer, you may not rely on the existing interpretations of the SEC staff set forth above and you may only sell your old notes in compliance with the registration and prospectus delivery requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act or in a transaction not subject to the Securities Act.

        In addition, each participating broker-dealer that is not a restricted holder that receives new notes for its own account in exchange for old notes that it acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must acknowledge in the letter of transmittal that it will deliver a prospectus meeting the requirements of the Securities Act upon any resale of such new notes. This prospectus may be used by those participating broker-dealers to resell new notes they receive pursuant to the exchange offer. We have agreed that, for a period of one year after the completion of the exchange offer, we will make this prospectus available to any participating broker-dealer for use by the participating broker-dealer in any resale. By acceptance of this exchange offer, each broker-dealer that receives new notes under the exchange offer agrees to notify us prior to using this prospectus in a sale or transfer of new notes. See "Plan of Distribution."

        Except as described above, this prospectus may not be used for an offer to resell, resale or other transfer of new notes.

        To the extent old notes are tendered and accepted in the exchange offer, the principal amount of old notes that will be outstanding will decrease with a resulting decrease in the liquidity in the market for the old notes. Old notes that are still outstanding following the completion of the exchange offer will continue to be subject to transfer restrictions.

Terms of the Exchange Offer

        Upon the terms and subject to the conditions of the exchange offer described in this prospectus and in the accompanying letter of transmittal, we will accept for exchange all old notes validly tendered and not withdrawn before 5:00 p.m., New York City time, on the expiration date. We will issue U.S.$100,000 principal amount of new notes and integral multiples of U.S.$1,000 in excess thereof, in exchange for each U.S.$100,000 principal amount of old notes and integral multiples of U.S.$1,000 in excess thereof accepted in the exchange offer. You may tender some or all of your old notes pursuant to the exchange offer. However, old notes may be tendered only in a minimum principal amount of U.S.$100,000 and in integral multiples of U.S.$1,000 in excess thereof.

        The new notes will be substantially identical to the old notes, except that:

  •
  the offering of the new notes has been registered under the Securities Act;

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  the new notes will not be subject to transfer restrictions; and

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  the new notes will be issued free of any covenants regarding registration rights and free of any provision for special interest.

        The new notes will evidence the same debt as the old notes and will be issued under and be entitled to the benefits of the same respective indentures under which the old notes were issued. The old notes and the new notes will be treated as a single series of debt securities under the respective indentures. For a description of the terms of the indentures and the new notes, see "Description of the Notes."

        The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange. As of the date of this prospectus, an aggregate of U.S.$200,000,000 principal amount of old 6.375% Notes due 2015 and an aggregate of U.S.$600,000,000 principal amount of old 7.500% Notes due 2035 is outstanding. This prospectus is being sent to all registered holders of old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in the exchange offer.

        We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC. Holders of old notes do not have any appraisal or dissenters' rights under law or under the indentures in connection with the exchange offer. Old notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the indentures relating to the old notes.

        We will be deemed to have accepted for exchange validly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of old notes for the purposes of receiving the new notes from us and delivering the new notes to the tendering holders. Subject to the terms of the registration rights agreement, we expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under "—Conditions." All old notes accepted for exchange will be exchanged for new notes promptly following the expiration date. We will deliver to the trustee for cancellation all old notes so accepted for exchange. If we decide for any reason to delay for any period our acceptance of any old notes for exchange, we will extend the expiration date for the same period.

        If we do not accept for exchange any tendered old notes because of an invalid tender, the occurrence of certain other events described in this prospectus or otherwise, such unaccepted old notes will be returned, without expense, to the holder tendering them or the appropriate book-entry will be made, in each case, as promptly as practicable after the expiration date.

        We are not making, nor is our board of directors making, any recommendation to you as to whether to tender or refrain from tendering all or any portion of your old notes in the exchange offer. No one has been authorized to make any such recommendation. You must make your own decision whether to tender in the exchange offer and, if you decide to do so, you must also make your own decision as to the aggregate amount of old notes to tender after reading this prospectus and the letter of transmittal and consulting with your advisers, if any, based on your own financial position and requirements.

Expiration Date; Extensions; Amendments

        The term "expiration date" means 5:00 p.m., New York City time, on                        , 2005, unless we, in our sole discretion, extend the exchange offer, in which case the term "expiration date" shall mean the latest date and time to which the exchange offer is extended. The exchange offer will be open for not less than 30 days (or longer if required by applicable law) and not more than 45 days after the date notice of the exchange offer is mailed to the holders of the notes.

        If we determine to extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice. We will notify the registered holders of old notes of the extension no later than 9:00 a.m., New York City time, on the business day immediately following the previously scheduled expiration date.

        We reserve the right, in our sole discretion:

  •
  to delay accepting for exchange any old notes;

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  to extend the exchange offer or to terminate the exchange offer and to refuse to accept old notes not previously accepted if any of the conditions set forth below under "—Conditions" have not been satisfied by the expiration date; or

  •
  subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner.

        Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of old notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of the old notes of the amendment.

        Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

        During any extension of the exchange offer, all old notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any old notes that we do not accept for exchange for any reason without expense to the tendering holder as promptly as practicable after the expiration or earlier termination of the exchange offer.

Interest on the New Notes and the Old Notes

        Any old 6.375% Notes due 2015 and old 7.500% Notes due 2035 not tendered or accepted for exchange will continue to accrue interest at the rate of 6.375% and 7.500% per annum, respectively, in accordance with their terms. The new notes will accrue interest at the rate of 6.375% and 7.500% per annum, as applicable, from the date of the last periodic payment of interest on the applicable old notes or, if no interest has been paid, from the original issue date of the applicable old notes. Interest on the new notes and any old notes not tendered or accepted for exchange will be payable semi-annually in arrears on January 27 and July 27 of each year, commencing on January 27, 2006.

Procedures for Tendering

        Only a registered holder of old notes may tender those notes in the exchange offer. To tender in the exchange offer, a holder must properly complete, sign and date the letter of transmittal, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver such letter of transmittal, together with all other documents required by the letter of transmittal, to the exchange agent at one of the addresses set forth below under "—Exchange Agent," before 5:00 p.m., New York City time, on the expiration date. In addition, either:

  •
  the exchange agent must receive, before the expiration date, a timely confirmation of a book-entry transfer of the tendered old notes into the exchange agent's account at The Depository Trust Company, or DTC, or the depositary, according to the procedure for book-entry transfer described below; or

  •
  the holder must comply with the guaranteed delivery procedures described below.

        A tender of old notes by a holder that is not withdrawn prior to the expiration date will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

        The method of delivery of letters of transmittal and all other required documents to the exchange agent, including delivery through DTC, is at the holder's election and risk. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. If delivery is by mail, we recommend that holders use certified or registered mail, properly insured, with return receipt requested. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send letters of transmittal or other required documents to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

        Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender those notes should contact the registered holder promptly and instruct it to tender on the beneficial owner's behalf.

        We will determine, in our sole discretion, all questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered old notes and withdrawal of tendered old notes, and our determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes the acceptance of which would, in the opinion of us or our counsel, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old notes either before or after the expiration date. Our interpretation of the terms and conditions of the exchange offer as to any particular old notes either before or after the expiration date, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within such time as we shall determine. Although we intend to notify holders of any defects or irregularities with respect to tenders of old notes for exchange, neither we nor the exchange agent nor any other person shall be under any duty to give such notification, nor shall any of them incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until all defects or irregularities have been cured or waived. Any old notes delivered by book-entry transfer within DTC, will be credited to the account maintained within DTC by the participant in DTC which delivered such old notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

        In addition, we reserve the right in our sole discretion (a) to purchase or make offers for any old notes that remain outstanding after the expiration date, (b) as set forth below under "—Conditions," to terminate the exchange offer and (c) to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

        By signing, or otherwise becoming bound by, the letter of transmittal, each tendering holder of old notes (other than certain specified holders) will represent to us that it is acquiring the new notes in the ordinary course of its business, that it has no arrangement or understanding with any person to participate in the distribution of the new notes and that it is not an affiliate of us, as such terms are interpreted by the SEC.

        If the tendering holder is a broker-dealer that will receive new notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, it may be deemed to be an "underwriter" within the meaning of the Securities Act. Any such holder will be required to acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale or transfer of these new notes. However, by so acknowledging and by delivering a prospectus, the holder will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

Book-Entry Transfer

        The exchange agent will establish a new account or utilize an existing account with respect to the old notes at DTC promptly after the date of this prospectus, and any financial institution that is a participant in DTC's systems may make book-entry delivery of old notes by causing DTC to transfer these old notes into the exchange agent's account in accordance with DTC's procedures for transfer. However, the exchange for the old notes so tendered will only be made after timely confirmation of this book-entry transfer of old notes into the exchange agent's account, and timely receipt by the exchange agent of an agent's message and any other documents required by the letter of transmittal. The term "agent's message" means a message transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, that states that DTC has received an express acknowledgment from a participant in DTC tendering old notes that are the subject of the book-entry confirmation stating (1) the aggregate principal amount of old notes that have been tendered by such participant, (2) that such participant has received and agrees to be bound by the terms of the letter of transmittal and (3) that we may enforce such agreement against the participant.

        Although delivery of old notes must be effected through book-entry transfer into the exchange agent's account at DTC, the letter of transmittal, properly completely and validly executed, with any required signature guarantees, or an agent's message in lieu of the letter of transmittal, and any other required documents, must be delivered to and received by the exchange agent at one of its addresses listed below under "—Exchange Agent," before 5:00 p.m., New York City time, on the expiration date, or the guaranteed delivery procedure described below must be complied with.

        Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

        All references in this prospectus to deposit or delivery of old notes shall be deemed to also refer to DTC's book-entry delivery method.

Guaranteed Delivery Procedures

        Holders who wish to tender their old notes and (1) who cannot deliver a confirmation of book-entry transfer of old notes into the exchange agent's account at DTC, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date or (2) who cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

  •
  the tender is made through an eligible institution;

  •
  before the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, listing the principal amount of old notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange, Inc. trading days after the expiration date, a duly executed letter of transmittal together with a confirmation of book-entry transfer of such old notes into the exchange agent's account at DTC, and any other documents required by the letter of transmittal and the instructions thereto, will be deposited by such eligible institution with the exchange agent; and

  •
  the properly completed and executed letter of transmittal and a confirmation of book-entry transfer of all tendered old notes into the exchange agent's account at DTC and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange, Inc. trading days after the expiration date.

        Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures described above.

Withdrawal of Tenders

        Except as otherwise provided in this prospectus, tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

        For a withdrawal to be effective, the exchange agent must receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth below under "—Exchange Agent." Any notice of withdrawal must:

  •
  specify the name of the person who tendered the old notes to be withdrawn;

  •
  identify the old notes to be withdrawn, including the principal amount of such old notes;

  •
  be signed by the holder in the same manner as the original signature on the letter of transmittal by which the old notes were tendered and include any required signature guarantees; and

  •
  specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of DTC.

        We will determine, in our sole discretion, all questions as to the validity, form and eligibility (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer and no new notes will be issued with respect thereto unless the old notes so withdrawn are validly retendered. Properly withdrawn old notes may be retendered by following one of the procedures described above under "—Procedures for Tendering" at any time prior to the expiration date.

        Any old notes that are tendered for exchange through the facilities of DTC but that are not exchanged for any reason will be credited to an account maintained with DTC for the old notes as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer.

Conditions to the Exchange Offer

        Despite any other term of the exchange offer, we will not be required to accept for exchange, or to issue new notes in exchange for, any old notes, and we may terminate the exchange offer as provided in this prospectus prior to the expiration date, if:

  •
  the exchange offer, or the making of any exchange by a holder of old notes, would violate applicable law or any applicable interpretation of the SEC staff; or

  •
  the old notes are not tendered in accordance with the exchange offer;

  •
  you do not represent that (i) you are acquiring the new notes in the ordinary course of your business, (ii) you are not engaging in and do not intend to engage in a distribution of the new notes, (iii) you have no arrangement or understanding with any person to participate in the distribution of the new notes, (iv) you are not an affiliate of us as such term is interpreted by the SEC, and (v) you are not acting on behalf of any person who could not truthfully make these statements;

  •
  you do not make any representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to render available the use of an appropriate form for registration of the new notes under the Securities Act;

  •
  any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer; or

  •
  any governmental approval has not been obtained, which we believe, in our sole discretion, is necessary for the consummation of the exchange offer as outlined in this prospectus.

        These conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions or may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of the right and each right shall be deemed an ongoing right which may be asserted at any time and from time to time.

        If we determine in our reasonable judgment that any of the conditions are not satisfied, we may:

  •
  refuse to accept and return to the tendering holder any old notes or credit any tendered old notes to the account maintained within DTC by the participant in DTC which delivered the old notes; or

  •
  extend the exchange offer and retain all old notes tendered before the expiration date, subject to the rights of holders to withdraw the tenders of old notes (see "—Withdrawal of Tenders" above); or

  •
  waive the unsatisfied conditions with respect to the exchange offer prior to the expiration date and accept all properly tendered old notes that have not been withdrawn or otherwise amend the terms of the exchange offer in any respect as provided above under "—Expiration Date; Extensions; Amendments." If we waive a condition, we may be required, above in order to comply with applicable securities laws, to extend the expiration date of the exchange offer.

        In addition, we will not accept for exchange any old notes tendered, and we will not issue new notes in exchange for any of the old notes, if at that time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

Exchange Agent

        The Bank of New York has been appointed as the exchange agent for the exchange offer. All signed letters of transmittal and other documents required for a valid tender of your old notes should be directed to the exchange agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

By Hand Delivery:	By Registered Mail or Overnight Carrier:
The Bank of New York Attn: Corporate Trust Operations— Reorganization Unit 101 Barclay Street—7 East New York, NY 10286	The Bank of New York Attn: Corporate Trust Operations— Reorganization Unit 101 Barclay Street—7 East New York, NY 10286
Facsimile Transmission: 212-815-1915 Confirm by Telephone: 212-815-5920 For information with respect to the exchange offer, call: of the Exchange Agent at telephone:

        Delivery to other than the above addresses or facsimile number will not constitute a valid delivery.

Fees and Expenses

        We will bear all expenses of soliciting tenders. We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptance of the exchange offer. The principal solicitation is being made by mail; however, additional solicitation may be made by facsimile, telephone or in person by our officers and employees.

        We will pay the expenses to be incurred in connection with the exchange offer. These expenses include fees and expenses of the exchange agent and the trustee, accounting and legal fees, printing costs, and related fees and expenses.

Transfer Taxes

        Holders who render their old notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange offer.

Accounting Treatment

        We will record the new notes in our accounting records at the same carrying values as the old notes on the date of the exchange. Accordingly, we will recognize no gain or loss, for accounting purposes, as a result of the exchange offer. Expenses of the exchange offer will be incurred by us.

Consequences of Failure to Exchange

        Holders of old notes who do not exchange their old notes for new notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of the old notes as set forth in the legend printed thereon as a consequence of the issuance of the old notes pursuant to an exemption from the Securities Act and applicable state securities laws. In general, the old notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Upon completion of the exchange offer, holders of old notes will not be entitled to any rights to have the resale of old notes registered under the Securities Act, and we currently do not intend to register under the Securities Act the resale of any old notes that remain outstanding after completion of the exchange offer.

        Old 6.375% Notes due 2015 and old 7.500% Notes due 2035 not exchanged pursuant to the exchange offer will continue to accrue interest at 6.375% and 7.500% per annum, respectively and the old notes will otherwise remain outstanding in accordance with their terms.

        Your participation in the exchange offer is voluntary, and you should carefully consider whether to participate. We urge you to consult your financial and tax advisors in making a decision whether or not to tender your old notes. Please refer to the section in this prospectus entitled "Summary of Certain Tax Considerations—U.S. Federal Income Tax Considerations."

        As a result of the making of, and upon acceptance for exchange of all validly tendered old notes pursuant to the terms of, the exchange offer, we will have fulfilled a covenant contained in the registration rights agreement. If you do not tender your old notes in the exchange offer, you will be entitled to all the rights and limitations applicable to the old notes under the indentures, except for any rights under the registration rights agreement that by their terms end or cease to have further effectiveness as a result of the making of the exchange offer. To the extent that old notes are tendered and accepted in the exchange offer, the trading market for untendered, or tendered but unaccepted, old notes could be adversely affected. Please refer to the section in this prospectus entitled "Risk Factors—Risks Related to the Notes and the Exchange Offer—If you do not properly tender your old notes for new notes, you will continue to hold unregistered notes that are subject to transfer restrictions."

        We may in the future seek to acquire untendered old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. However, we have no present plans to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered old notes.

        Holders of the old notes and new notes which remain outstanding after consummation of the exchange offer will vote together as a single class for purposes of determining whether holders of the requisite percentage thereof have taken certain actions or exercised certain rights under the indenture governing the old notes and the new notes.

USE OF PROCEEDS

        We will not receive any cash proceeds from the exchange offer. We are making this exchange offer solely to satisfy our obligations under the registration rights agreement entered into in connection with the issuance of the old 2015 notes and old 2035 notes. In consideration for issuing the new notes, we will receive old notes in an aggregate principal amount equal to the value of the new notes. The old notes surrendered in exchange for the new notes will be retired and cancelled. Accordingly, the issuance of the new notes will not result in any change in our indebtedness.

        We received approximately U.S.$790.0 million in net proceeds, after deducting the discounts and commissions to the initial purchasers and offering expenses, from the issuance of the old notes on July 27, 2005. We used approximately U.S.$680.0 of the net proceeds to repay all of our indebtedness outstanding under our U.S.$200 million credit facility (in respect of which, approximately U.S.$200.0 million was outstanding as of June 30, 2005, excluding accrued interest) and Minera México's U.S.$600 million credit facility (in respect of which, approximately U.S.$480.0 million was outstanding as of June 30, 2005, excluding accrued interest). The remaining net proceeds of the original offering may be used to repay additional indebtedness and for general corporate purposes. For a description of our outstanding indebtedness as of June 30, 2005, see "Management's Discussion and Analysis of Financial Condition and Results of operations—Liquidity and Capital Resources" in our Quarterly Report of Form 10-Q for the quarter ended June 30, 2005 incorporated by reference herein.

EXCHANGE RATES

Exchange Rates in Peru

        Since March 1991, there have been no exchange controls in Peru and all foreign exchange transactions are based on free market exchange rates. During the previous two decades, however, the Peruvian currency had experienced a significant number of large devaluations. Therefore, Peru has adopted and operated under various exchange rate control practices and exchange rate determination policies. These policies have ranged from strict control over exchange rates to market-determination of rates. Investors are allowed to purchase foreign currency at free market exchange rates through any member of the Peruvian banking system.

        The following table shows, for the periods and dates indicated, the period-end, average, high and low exchange rates for U.S. dollars, as published by the Banco Central de Reserva del Peru (Central Reserve Bank of Peru, or BCRP) expressed in nuevos soles per U.S. dollar. The Federal Reserve Bank of New York does not report a noon buying rate for nuevos soles. The information in this table reflects Peruvian nuevos soles at historical values rather than in constant Peruvian nuevos soles. The high and low exchange rates provided in the table are the highest and lowest of the twelve month-end exchange rates for each year based on the BCRP exchange rate. The average rate is in each case the average of month-end exchange rates during such period.

	BCRP Rate(1)
Year Ended December 31,	Period End	Average	High	Low
2000	3.527	3.495	3.529	3.445
2001	3.446	3.510	3.628	3.435
2002	3.515	3.500	3.646	3.434
2003	3.464	3.477	3.496	3.462
2004	3.283	3.413	3.502	3.282
2005 (through October 19)	3.394	3.272	3.395	3.250

(1)
Source: Banco Central de Reserva del Perú

        The exchange rate for U.S. dollars as of October 19, 2005 was 3.394 nominal nuevos soles per U.S. dollar.

Exchange Rates in Mexico

        On December 21, 1994, Banco de México implemented a floating foreign exchange rate regime under which the peso is allowed to float freely against the U.S. dollar and other foreign currencies. Banco de México has indicated it will intervene directly in the foreign exchange market only to reduce what it deems to be excessive short-term volatility. Since mid-2003, Banco de México has been conducting auctions of U.S. dollars in an attempt to reduce the levels of its foreign reserves. Banco de México conducts open market operations on a regular basis to determine the size of Mexico's monetary base. Changes in Mexico's monetary base have an impact on the exchange rate. Banco de México may increase or decrease the reserve of funds that financial institutions are required to maintain. If the reserve requirement is increased, financial institutions will be required to allocate more funds to their reserves, which will reduce the amount of funds available for operations. This causes the amount of available funds in the market to decrease and the cost, or interest rate, to obtain funds to increase. The opposite happens if reserve requirements are lowered. This mechanism, known as "corto" or "largo," as the case may be, or more formally "the daily settlement balance target," represents a device used by Banco de México to adjust the level of interest and foreign exchange rates.

        We cannot assure you, however, that Banco de México will maintain its current policies with respect to the peso or that the peso will not depreciate significantly in the future. Moreover, we cannot assure you that the Mexican government will not impose exchange controls or otherwise restrict foreign exchange, including the exchange of pesos into U.S. dollars, in the future, which has been the case in the past.

        Banco de México has provided for risk management and hedging mechanisms against fluctuations in the peso to dollar exchange rate. Banco de México allows Mexican banks and brokerage houses to participate in futures markets for the peso and to conduct derivative transactions that are intended to hedge against currency fluctuations. In April 1995, the Chicago Mercantile Exchange introduced peso futures contracts and options on peso futures contracts and started trading these options and futures. On December 18, 1998, trading started at the Mexican Derivatives Exchange, including peso futures contracts.

        In the event of shortages of foreign currency, we cannot assure you that foreign currency would continue to be available to private-sector companies in Mexico or that foreign currency needed by us to service foreign currency obligations would continue to be available without substantial additional cost.

        The following table sets forth, for the periods indicated, the period-end, average, high and low noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

	FRBNY Rate(1)
Year Ended December 31,	Period End	Average	High	Low
2000	9.618	9.458	10.087	9.183
2001	9.156	9.335	9.972	8.946
2002	10.425	9.663	10.425	9.001
2003	11.242	10.795	11.406	10.113
2004	11.154	11.290	11.635	10.805
2005 (through October 19)	10.88	10.95	11.41	10.58

(1)
Source: Federal Reserve Bank of New York

On October 19, 2005 the noon buying rate was 10.88 pesos per U.S. dollar.

CAPITALIZATION

        The following table sets forth our combined cash, cash equivalents and marketable securities and combined capitalization as of June 30, 2005 on a historical basis and on an as adjusted basis, giving effect to (1) the offering of the old notes and the application of the net proceeds thereof, (2) the capitalization of U.S.$10 million of expenses related to the offering of the old notes and (3) the payment of the U.S.$1.043 per share ($153.6 million aggregate amount) dividend that we paid on August 19, 2005. The as adjusted column does not give effect to the payment of accrued interest on the debt being repaid or to any charges associated with the elimination of deferred financing fees. This table should be read in conjunction with our Audited Combined Financial Statements included herein and the unaudited condensed combined interim financial statements for the six months ended June 30, 2004 and 2005 incorporated by reference from our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 and is qualified in its entirety by the information contained therein. Our Audited Combined Financial Statements and the financial information in the table below reflect our April 1, 2005 acquisition of Minera México as a combination of businesses under common control, on a historical basis in a manner similar to a pooling of interests, reflecting the financial condition and result of operations for SCC and Minera México on a combined basis through March 31, 2005 and on consolidated basis for periods beginning April 1, 2005. See "Presentation of Financial and Other Information—Financial Information."

	As of June 30, 2005(1)	As adjusted(1)
	(dollars in thousands)
Cash, cash equivalents and marketable securities(2)	$471,166	$427,610

Current portion of long-term debt:
Minera México U.S.$600 million credit facility	31,250	—
Mitsui credit agreement	10,000	10,000

Total current portion of long-term debt	41,250	10,000
Long-term debt
8.25% Yankee bonds—Series A due 2008	221,683	221,683
9.25% Yankee bonds—Series B due 2028	125,000	125,000
6.375% Notes due 2015 offered hereby	—	200,000
7.500% Notes due 2035 offered hereby	—	600,000
Minera México U.S.$600 million credit facility	448,750	—
SCC U.S.$200 million credit facility	200,000	—
Mitsui credit agreement	75,000	75,000

Total long-term debt	1,070,433	1,221,683
Minority interest	10,765	10,765
Stockholders' equity	2,972,020	2,818,554
Total capitalization	$4,094,468	$4,061,002

(1)
Financial information as of June 30, 2005 on an actual and as adjusted basis is unaudited.

(2)
Cash, cash equivalents and marketable securities are not part of the calculation of our total capitalization.

SELECTED COMBINED FINANCIAL INFORMATION

        The following tables present our selected combined financial information and other data for the periods indicated. These tables should be read in conjunction with the Audited Combined Financial Statements and the notes thereto included elsewhere in this prospectus and are qualified in their entirety by the information contained therein. Information for the six months ended June 30, 2004 and 2005 should be read in conjunction with our unaudited condensed consolidated interim financial statements for such periods ended and the notes thereto incorporated by reference from our 10-Q for the quarter ended June 30, 2005 and is qualified in its entirety by the information contained therein. Our Audited Combined Financial Statements, unaudited interim financial statements and the financial information in the tables below reflect our acquisition of Minera México, completed April 1, 2005, as a combination of businesses under common control, on a historical basis in a manner similar to a pooling of interests, reflecting the financial condition and results of operations for SCC and Minera México on a combined basis through March 31, 2005 and on consolidated basis for periods beginning April 1, 2005. See "Presentation of Financial and Other information—Financial Information." For information regarding our results of operations for the six months ended June 30, 2004 and 2005, see our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 incorporated by reference herein.

Combined Statement of Earnings

	Year Ended December 31,					Six Months Ended June 30,
	2000(1)	2001(1)	2002	2003	2004	2004(1)	2005(1)
	(dollars in thousands, except for per share data)
Net sales	$1,823,161	$1,560,028	$1,388,421	$1,576,641	$3,096,697	$1,324,748	$1,904,087
Operating cost and expenses:
Cost of sales (exclusive of depreciation, amortization and depletion)	1,287,107	1,232,764	961,201	992,383	1,334,330	574,024	802,675
Selling, general and administrative	80,605	70,174	69,351	63,597	71,778	33,998	39,003
Depreciation, amortization and depletion	160,729	165,901	157,608	177,058	192,586	95,300	131,511
Exploration	19,582	15,939	13,345	17,869	15,610	7,236	10,844
Total operating costs and expenses	1,548,023	1,484,778	1,201,505	1,250,907	1,614,304	710,558	984,033
Operating income	275,138	75,250	186,916	325,734	1,482,393	614,190	920,054
Interest expense	162,279	171,242	128,747	117,009	107,904	63,639	44,812
Interest capitalized	(11,012)	(9,600)	(8,220)	(5,563)	(10,681)	(4,545)	(6,260)
Interest income	(10,590)	(23,194)	(4,097)	(5,198)	(8,348)	(3,625)	(8,490)
Loss on derivative instruments	—	—	—	—	—	—	12,121
(Gain) loss on debt prepayments	(1,246)	2,159	12,400	5,844	16,500	—	10,099
Gain on disposal of properties	—	—	—	—	(53,542)	—	—
Other expense (income)	2,483	435	(7,202)	4,174	9,689	(19,447)	1,588
Earnings (loss) before income taxes, minority interest and cumulative effect of change in accounting principle	133,224	(65,792)	65,288	209,468	1,420,871	578,168	866,184
Income taxes	(106,627)	(46,942)	88,496	(120,129)	(433,758)	(171,923)	(252,870)
Minority interest	(5,837)	2,819	(8,855)	(4,262)	(4,727)	(7,729)	(3,022)
Cumulative effect of change in accounting principle, net of income tax	—	—	—	(1,541)	—	—	—
Net earnings (loss)	$20,760	$(109,914)	$144,929	$83,536	$982,386	$398,516	$610,292
Per common share amounts:(2)
Earnings before cumulative effect of change in accounting principle	$0.14	$(0.75)	$0.98	$0.57	$6.67	$2.71	$4.15
Net earnings—basic and diluted	0.14	(0.75)	0.98	0.57	6.67	2.71	4.15
Dividends paid	$0.18	$0.19	$0.19	$0.31	$1.30	$0.81	$3.63
Weighted average shares outstanding—basic (in thousands)	147,216	147,210	147,213	147,220	147,224	147,222	147,226

(1)
Financial information as of and for the years ended December 31, 2000 and 2001 and for the six months ended June 30, 2004 and 2005 is unaudited.

(2)
For purposes of these combined financial statements, the issuance of 67,207,640 shares related to the acquisition of Minera México have been reflected as if they had been outstanding as of January 1, 2000.

Combined Consolidated Balance Sheet

	As of December 31,					As of June 30,
	2000(1)	2001(1)	2002	2003	2004	2005(1)
	(dollars in thousands)
Assets
Current assets:
Cash and cash equivalents	$172,895	$260,499	$175,071	$351,610	$755,974	$471,166
Cash retained in collateral accounts	—	—	88,048	—	—	—
Marketable securities	—	—	—	—	45,267	—
Accounts receivable:
Trade	178,120	164,530	117,125	169,279	425,790	301,154
Affiliates	8,202	—	7,221	6,968	15,664	15,677
Other	105,211	42,133	69,169	20,163	32,770	30,450
Inventories	412,509	357,844	324,453	306,913	352,377	366,046
Prepaid taxes and other assets	37,771	34,906	16,355	51,159	52,966	81,350
Total current assets	914,708	859,912	797,442	906,092	1,635,541	1,265,843
Property, net	3,295,486	2,977,851	3,136,837	3,040,700	3,068,486	3,109,552
Capitalized mine stripping costs, net	170,572	182,070	255,449	291,490	318,116	315,009
Leachable material, net	—	46,677	77,504	100,014	134,621	161,344
Intangible assets, net	19,881	381,180	129,059	126,049	123,496	105,044
Other assets, net	54,047	32,892	22,739	26,683	38,933	69,880
Total assets	$4,454,694	$4,480,582	$4,419,030	$4,491,028	$5,319,193	$5,026,672
Liabilities
Current liabilities:
Current portion of long-term debt	$250,667	$1,441,213	$—	$115,307	$152,314	$41,250
Trade accounts payable	93,599	129,289	198,891	99,735	142,362	214,466
Income taxes	9,973	36,104	54,841	58,704	293,295	127,866
Other current liabilities	296,567	272,409	232,225	208,824	373,947	38,919
Total current liabilities	650,806	1,879,015	485,957	482,570	961,918	573,643
Due to affiliates—Grupo México	—	56,216	52,468	52,468	—	12,154
Long-term debt	1,439,808	273,121	1,621,231	1,555,924	1,177,974	1,070,433
Deferred income taxes	334,154	383,800	246,020	185,866	243,600	277,193
Other liabilities	28,176	41,112	46,862	103,790	105,179	117,026
Asset retirement obligation	—	—	—	5,267	5,643	5,830
Total non-current liabilities	1,802,138	754,249	1,966,581	1,903,315	1,532,396	1,470,482
Minority interest	99,634	95,459	85,040	82,398	11,284	10,527
Stockholders' equity	1,902,116	1,751,859	1,881,452	2,022,745	2,813,595	2,972,020
Total liabilities, minority interest and stockholders' equity	$4,454,694	$4,480,582	$4,419,030	$4,491,028	$5,319,193	$5,026,672

(1)
Financial information as of and for the years ended December 31, 2000 and 2001 and for the six months ended June 30, 2004 and 2005 is unaudited.

Other Financial Information

	Year Ended December 31,					Six Months Ended June 30,
	2000(1)	2001(1)	2002	2003	2004	2004(1)	2005(1)
	(dollars in thousands, except per share data)
EBITDA(2)	$434,630	$238,558	$339,326	$492,774	$1,702,332	$728,937	$1,027,757
Capitalized mine stripping cost and leachable material	72,724	107,861	91,954	79,704	92,797	43,844	52,545
Capital expenditure excluding capitalized mine stripping cost and leachable material	214,462	180,921	85,380	64,880	228,299	(89,232)	(142,617)

Financial Ratios

										Six Months Ended June 30,
	Year Ended December 31,
Financial Ratios
	2000(1)		2001(1)	2002		2003		2004		2004(1)		2005(1)
	(dollars in thousands, except per share data)
Gross margin(3)	20.6%		10.3%	19.4%		25.8%		50.7%		49.5%		50.9%
Operating income margin(4)	15.1%		4.8%	13.5%		20.7%		47.9%		46.4%		48.3%
Net margin(5)	1.1%		(7.0)%	10.4%		5.3%		31.7%		30.1%		32.1%
Net debt(8)/total capitalization(6)	44.4%		45.4%	43.4%		39.5%		17.0%		—		17.7%
Ratio of Earnings to Fixed Charges(7)	1.8	x	—	1.5	x	2.7	x	12.4	x	10.1	x	16.8	x

(1)
Financial information as of and for the years ended December 31, 2000 and 2001 and as of and for the six months ended June 30, 2004 and 2005 is unaudited.

(2)
EBITDA is net earnings; plus cumulative effect of change in accounting principle, minority interest, income taxes, interest expense and depreciation, amortization and depletion; minus interest income and interest capitalized. EBITDA is used as a measure of performance by our management and is not a measure of performance under generally accepted accounting principles, or GAAP. We present EBITDA because we believe it provides management and investors with useful information by which to measure our consolidated performance. EBITDA should not be construed as an alternative to (a) net income as an indicator of our operating performance or (b) cash flow from our operating activities as a measure of liquidity. EBITDA also does not represent funds available for dividends, reinvestment or other discretionary uses. Because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures presented by other companies.

A reconciliation between EBITDA and net earnings for each of the periods presented in the table is presented beginning on page 75.

(3)
Represents net sales less cost of sales (including depreciation, amortization and depletion), divided by net sales as a percentage.

(4)
Represents operating income divided by sales as a percentage.

(5)
Represents net earnings divided by sales as a percentage.

(6)
Represents net debt divided by net debt plus stockholders' equity.

(7)
Represents earnings divided by fixed charges. Earnings are defined as earnings before income taxes, minority interest and cumulative effect of change in accounting principle, plus fixed charges and amortization of interest capitalized, less interest capitalized. Fixed charges are defined as the sum of interest expensed and interest capitalized, plus amortized premiums, discounts and capitalized expenses related to indebtedness. For the year 2001, we would have had to have generated additional earnings of U.S.$75,392,000 to achieve a ratio of earnings to fixed charges of 1:1.

(8)
Net debt is defined as total debt minus cash balance.

Selected Operating Data

        The following table sets out certain operating data for each of the periods indicated.

						Six Months Ended June 30,
	Year Ended December 31,
Mining Production
	2000	2001	2002	2003	2004	2004	2005
Material mined (thousands of tons)	360,871	385,666	357,635	356,600	386,364	193,193	211,872
Contained copper in concentrate (tons)	542,665	533,616	491,828	547,172	603,907	304,664	273,739
Electrowon copper metal (tons)	111,625	114,989	122,190	118,744	114,100	58,103	56,702
Total copper (tons)	654,290	648,605	614,018	665,916	718,007	362,766	330,441
Contained molybdenum in concentrate (tons)	14,090	13,869	11,747	12,521	14,373	6,411	7,614
Contained zinc in concentrate (tons)	167,798	149,252	135,442	128,760	133,778	66,947	71,789
						Six Months Ended June 30,
	Year Ended December 31,
Smelter/Refinery Production
	2000	2001	2002	2003	2004	2004	2005
Copper metal (tons)	622,620	676,038	579,905	537,501	594,278	311,846	334,842
Zinc metal (tons)	105,879	107,005	92,012	101,069	102,556	49,303	46,995
Silver metal ('000 ounces)	16,354	15,813	15,536	12,147	10,796	5,402	6,152
						Six Months Ended June 30,
	Year Ended December 31,
Net Metal Sales(1)
	2000	2001	2002	2003	2004	2004	2005
Net copper sold (tons)	743,831	721,412	645,107	660,485	709,668	346,640	334,538
Net molybdenum sold (tons)	14,250	13,890	11,695	12,498	14,350	6,429	7,233
Net zinc sold (tons)	155,255	141,913	126,499	122,217	120,922	60,901	71,759
Net silver sold ('000 ounces)	26,167	24,924	20,371	19,498	20,212	10	10
						Six Months Ended June 30,
	Year Ended December 31,
Average Realized Prices
	2000	2001	2002	2003	2004	2004	2005
Copper price (U.S.$ per pound)	$0.86	$0.75	$0.74	$0.81	$1.36	$1.25	$1.51
Molybdenum price (U.S.$ per pound)	2.28	2.08	3.42	5.32	20.55	11.42	33.29
Zinc price (U.S.$ per pound)	0.54	0.42	0.39	0.40	0.51	0.48	0.59
Silver price (U.S.$ per ounce)	$4.91	$4.25	$4.52	$4.87	$6.35	$6.48	$7.07
						Six Months Ended June 30,
	Year Ended December 31,
Operating Cash Costs(2)
	2000	2001	2002	2003	2004	2004	2005
Cash cost per pound of copper produced	$0.63	$0.52	$0.43	$0.44	$0.18	$0.30	$(0.09)
Cash cost per pound of copper produced (without byproduct revenue)	$0.99	$0.81	$0.74	$0.74	$0.85	$0.79	$0.99

(1)
Includes finished metal (including blister, cathode and rod) sales and payable metal in concentrate sales to third parties, less payable metal in third-party concentrate purchases. "Payable metal" refers to the content of metal contained in concentrates that is actually valued and paid for.

(2)
Operating cash costs per pound of copper produced is an overall benchmark we use and a common industry metric to measure performance. Operating cash cost is a non-GAAP measure that does not have a standardized meaning and may not be comparable to similarly titled measures provided by other companies. A reconciliation of our cash cost per pound to the cost of sales (including depreciation, amortization and depletion) as presented in the statement of earnings is presented beginning on page 74. We have defined operating cash cost per pound as cost of sales (including depreciation, amortization and depletion); plus administrative charges, treatment and refining charges, third party copper purchases; less byproducts revenue, depreciation, amortization and depletion, workers' participation and inventory change. Operating cash costs also exclude the portion of our mine stripping costs that we capitalize. We calculate operating cash cost for the company on a consolidated basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Operating Cash Costs."

Selected Reserves Data

        The table below details our copper and molybdenum reserves as estimated at December 31, 2004. Pursuant to SEC guidance, the reserves information in this prospectus is calculated using average metals prices over the most recent three years, unless otherwise stated. We refer to these three-year average metals prices as "current average prices." Our current average prices for copper are calculated using prices quoted by COMEX, and our current average prices for molybdenum are calculated according to Platts Metals Week. Unless otherwise stated, reserves estimates in this prospectus use U.S.$0.939 per pound for copper and U.S.$8.425 per pound for molybdenum, both current average prices as of December 31, 2004. The current average prices for copper and molybdenum were U.S.$0.751 and U.S.$3.81, respectively, as of December 31, 2003 and U.S.$0.760 and U.S.$2.88, respectively, as of December 31, 2002. For a further discussion of how we calculate our reserves, see "Business—Reserves."

	Cuajone Mine(1)	Toquepala Mine(1)	Cananea Mine(1)	La Caridad Mine(1)	Total Open-Pit Mines	Immsa(2)
Mineral Reserves
Metal prices:
Copper ($/lb.)	$0.939	$0.939	$0.939	$0.939	$0.939	$0.939
Molybdenum ($/lb.)	$8.425	$8.425	$8.425	$8.425	$8.425	$8.425
Cut-off grade	0.356%	0.365%	0.287%	0.325%	—	—
Sulfide ore reserves (thousands of tons)	1,395,244	1,382,678	2,524,785	555,747	5,858,454	32,601
Average grade:
Copper	0.616%	0.665%	0.571%	0.427%	0.590%	0.53%
Molybdenum	0.020%	0.036%	—	0.025%	0.027%	—
Leachable material (thousands of tons)	22,763	1,887,267	1,403,481	1,197,053	4,510,564	—
Leachable material grade	0.424%	0.203%	0.278%	0.195%	0.225%	—
Waste (thousands of tons)	2,956,952	3,755,389	3,392,097	268,532	10,372,970	—
Total material (thousands of tons)	4,374,959	7,025,334	7,320,363	2,021,332	20,741,988	—
Stripping ratio	2.14x	4.08x	1.90x	2.64x	2.54x	—
Leachable material
Reserves in stock (thousands of tons)	25,137	790,462	553,599	435,635	1,804,833	—
Average copper grade	0.478%	0.139%	0.279%	0.250%	0.214%	—
In-pit reserves (thousands of tons)	22,763	1,887,267	1,403,481	1,197,053	4,510,564	—
Average copper grade	0.424%	0.203%	0.278%	0.195%	0.225%	—
Total leachable reserves (thousands of tons)	47,900	2,677,729	1,957,680	1,632,688	6,315,997	—
Average copper grade	0.452%	0.184%	0.278%	0.210%	0.222%	—
Copper contained in ore reserves (thousands of tons)(3)	8,691	13,026	18,318	4,707	44,742	172.78

(1)
The Cuajone, Toquepala, Cananea and La Caridad concentrator recoveries calculated for these reserves were 83.8%, 90.3%, 81.0% and 78.4%, respectively, obtained by using recovery formulas according to the different milling capacities and geo-metallurgical zones.

(2)
The Immsa Unit includes the Charcas, Santa Bárbara, San Martin, Santa Eulalia and Taxco mines. The information above does not include information for the Santa Eulalia mine as it was recently reopened.

(3)
Copper contained in ore reserves for open-pit mines is (i) the product of sulfide ore reserves and the average copper grade plus (ii) the product of in-pit leachable reserves and the average copper grade. Copper contained in ore reserves for underground mines is the product of sulfide ore reserves and the average copper grade.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        This Management's Discussion and Analysis of Financial Condition and Results of Operations relates to and should be read together with our Audited Combined Financial Statements as of and for each of the years in the three-year period ended December 31, 2004 included herein and our unaudited condensed consolidated combined financial statements for the three and six months ended June 30, 2004 and 2005 incorporated by reference from our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005. Our financial statements in this prospectus reflect the accounts of Southern Copper Corporation, as well as those of Minera México. Effective April 1, 2005, Southern Copper Corporation acquired substantially all of the outstanding common stock of Minera México. The acquisition was accounted for in a manner similar to a pooling of interests as it involved the reorganization of entities under common control. Under such accounting, the financial statements of SCC and Minera México are combined on a historical cost basis for all the periods presented since they were under the indirect common control of Grupo México during all of these periods. Therefore, unless otherwise noted, the discussion below of our financial condition and results of operations is for us, including our Minera México subsidiary, on a combined basis for all periods. Our combined financial results may not be indicative of the results of operations that actually would have been achieved had the acquisition of Minera México taken place at the beginning of the periods presented and do not purport to be indicative of our future results.

        This discussion contains forward-looking statements that are based on management's current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in the forward-looking statements as a result of a number of factors. See "Forward-Looking Statements."

Overview

        Our business is primarily the production and sale of copper. In the process of producing copper, a number of valuable metallurgical byproducts are recovered, such as molybdenum, zinc, silver, lead and gold, which we also produce and sell. The sales prices for our products are largely determined by market forces outside of our control. Our management, therefore, focuses on production enhancement and cost control to improve profitability. We believe we achieve these goals through capital spending programs, exploration efforts and cost reduction programs. Our aim is to remain profitable during periods of low copper prices and to maximize financial performance in periods of high copper prices.

        We discuss below several matters that our management believes are important to understand our results of operations and financial condition. These matters include (i) our "operating cash costs" as a measure of our consolidated performance, (ii) metals prices, (iii) our recent acquisition of Minera México, (iv) our business segments and (v) the effects of inflation and other local currency issues.

        Since our inception, we have principally maintained operations in Peru. However, in recent years, we have refocused our plans and begun steps to internationalize our operations and broaden our market exposure. In 2003, we acquired exploration properties in Chile, which we are evaluating for potential exploitation. Beginning in 2004, we began tolling copper into rod in Amarillo, Texas. The biggest step, in our new focus, however, is our acquisition of Minera México (MM). See "—Minera México Acquisition" below.

Operating Cash Costs

        An overall benchmark used by us and a common industry metric to measure performance is operating cash costs per pound of copper produced. Operating cash cost is a non-GAAP measure that does not have a standardized meaning and may not be comparable to similarly titled measures provided by other companies. A reconciliation of our cash cost per pound to the cost of sales (including depreciation, amortization and depletion) as presented in the statement of earnings is presented under "—Non-GAAP Information Reconciliation," below. We have defined operating cash cost per pound as cost of sales (including depreciation, amortization and depletion); plus administrative charges, treatment and refining charges and third party copper purchases; less byproducts revenue, depreciation, amortization and depletion, workers' participation and other inventory change. In our calculation of operating cash cost per pound of copper produced, we credit against our costs, the revenues from the sale of byproducts, principally molybdenum, zinc and silver. We account for this as byproduct revenue because we consider our principal business to be the production and sale of copper. We believe that our company is viewed by the investment community as a copper company and is valued, in large part, by the investment community's view of the copper market and our ability to produce copper at a reasonable cost. The recent surge in the price of molybdenum, however, has had a significant effect on our traditional calculation of cash cost and its comparability between periods. Accordingly, we present cash costs below with and without crediting the byproduct revenues against our costs.

        We exclude from our calculation of operating cash cost depreciation, amortization and depletion, which are considered non-cash expenses. Exploration is considered a discretionary expenditure and is also excluded. Workers' participation provisions are determined on the basis of pre-tax earnings and are also excluded. Additionally excluded from operating cash costs are inventory charges, items of a non-recurring nature, and the portion of our mine stripping costs that we capitalize.

        Our operating cash costs per pound, as defined, are presented in the table below for each of the years in the three year period ended December 31, 2004. We present cash costs with and without the inclusion of byproduct revenues below, as the recent increases in the price of molybdenum have significantly affected our calculation of cash costs.

	2002	2003	2004
	(dollars per pound)
Operating cash cost per pound of copper produced	$0.429	$0.435	$0.182
Operating cash cost per pound of copper produced (without byproduct revenue)	$0.743	$0.743	$0.852

        A reconciliation of our operating cash costs per pound to our GAAP cost of sales is presented beginning on page 74 under "—Non-GAAP Information Reconciliation."

        The reduction in the cash costs per pound of copper produced (including byproduct revenue) in 2004 is to a large extent attributable to the increase in the sales price of molybdenum. The credit to the above costs for molybdenum sales amounted to U.S.$0.061 per pound in 2002, U.S.$0.102 per pound in 2003 and U.S.$0.412 per pound in 2004. The cash cost without byproduct revenue in 2004 was U.S.$0.852 per pound, compared with U.S.$0.743 per pound in 2003, an increase of U.S.$0.109 per pound. This increase was attributable to cost increases, including the cost of power, maintenance expenses and the cost of replacement parts. We believe our operating cash costs will increase as a result of the EITF consensus, which we describe below under "—Critical Accounting Policies and Estimates—Capitalized Mine Stripping Costs and Leachable Material."

Metals Prices

        The profitability of our operations depends on, and our financial performance is significantly affected by, the international market prices for the products we produce, especially for copper, molybdenum, zinc and silver. Metals prices historically have been subject to wide fluctuations and are affected by numerous factors beyond our control. These factors, which affect each commodity to varying degrees, include international economic and political conditions, levels of supply and demand, the availability and cost of substitutes, inventory levels maintained by producers and others and, to a lesser degree, inventory carrying costs and currency exchange rates. In addition, the market prices of certain metals have on occasion been subject to rapid short-term changes due to speculative activities.

        We are subject to market risks arising from the volatility of copper and other metal prices. Assuming that metal production and sales are the same as in the first six months of 2005, that tax rates are unchanged and giving no effect to potential hedging programs or changes in past production, metal price sensitivity factors would indicate the estimated change in net earnings in 2005 resulting from metal price changes in 2005 as provided in the table below:

	Copper	Molybdenum	Zinc	Silver
Change in metal prices (per pound)	$0.01	$1.00	$0.01	$1.00
Annual change in net earnings (in millions)	$9.4	$17.9	$1.8	$10.4

        For a further discussion regarding the important role metals prices have on our profitability and financial performance, see "Industry—Metals Prices" and "Risk Factors—Risks Relating to Our Business Generally—Our financial performance is highly dependent on the price of copper and the other metals we produce."

Minera México Acquisition

        On April 1, 2005, we acquired Minera México from Americas Mining Corporation, or AMC, a subsidiary of Grupo México, our controlling stockholder. Minera México is the largest mining company in Mexico and the eleventh largest copper producer in the world on a stand-alone basis. On April 1, 2005, we exchanged 67,207,640 newly-issued shares of our common stock for the outstanding shares of Minera México's direct majority stockholder, and Minera México became our 99%-owned subsidiary. As a part of this transaction, on March 1, 2005, we paid a special transaction dividend in the aggregate amount of U.S.$100 million to all of our stockholders. Upon completion of the merger, Grupo México increased its indirect beneficial ownership of our capital stock from approximately 54.2% to approximately 75.1%.

        We are now in the process of integrating two companies that had previously been affiliated but operated independently. With this acquisition, we have increased our total copper reserves by 107%, or 23,199 million tons, based on year-end 2004 reserves, and have increased our annual copper production by 81%, equivalent to 320,000 tons of copper, based on 2004 production.

        For a discussion of certain risks relating to our Minera México acquisition, see "Risk Factors—Risks Relating to Our Business Generally—The expected benefits of our recent acquisition of Minera México, including expected synergies, may not be realized."

Business segments

        We operate in a single industry, the copper industry. With the acquisition of Minera México in April 2005, we determined that to best manage our business we needed to focus on three operating segments. These segments are our Peruvian operations, our Mexican open-pit operations and our Mexican underground mining polymetallic operations, known as our IMMSA unit. Our Peruvian operations include the Toquepala and Cuajone mine complexes and the smelting and refining plants, industrial railroad and port facilities which service both facilities. Our Mexican open-pit operations include the La Caridad and Cananea mine complexes and smelting and refining plants and support facilities which service both complexes. Our IMMSA unit includes five underground mines that produce zinc, copper, silver and gold, a coal and coke mine, and several industrial processing facilities for zinc and silver. Segment information is included in our review of "—Results of Operations" and also in Note 19 of our Audited Combined Financial Statements.

Inflation and Devaluation of the Peruvian Nuevo Sol and the Mexican Peso

        Our functional currency is the U.S. dollar. Portions of our operating costs are denominated in Peruvian nuevos soles and Mexican pesos. Since our revenues are primarily denominated in U.S. dollars, when inflation/deflation in Peru or Mexico is not offset by a change in the exchange rate of either the nuevo sol or the peso to the dollar, our financial position, results of operations and cash flows could be adversely affected to the extent that the inflation/devaluation effects are passed onto us by our suppliers or reflected in our wage adjustments. In addition, the dollar value of our net monetary assets denominated in nuevos soles or pesos can be affected by devaluation of the nuevo sol or the peso, resulting in a remeasurement loss in our financial statements. Recent inflation and devaluation rates are provided in the table below.

	Year Ended December 31,
	2002	2003	2004
Peru
Peruvian inflation (deflation) rate	1.5%	2.5%	3.5%
Nuevo sol/dollar (change in exchange rate year to year)	2.0	(1.5)	(5.2)
Mexico
Mexican inflation (deflation) rate	5.7%	4.0%	5.2%
Peso/dollar (change in exchange rate year to year)	12.5	8.4	0.6

        We describe certain exchange rate risks associated with our Company in "Risk Factors—Risks Associated with Doing Business in Peru and Mexico—Peruvian inflation, reduced economic growth and fluctuations in the nuevo sol exchange rate may adversely affect our financial condition and results of operations" and "Risk Factors—Risks Associated with Doing Business in Peru and Mexico—Mexican inflation, restrictive exchange control policies and fluctuations in the peso exchange rate may adversely affect our financial condition and results of operations."

Critical Accounting Policies and Estimates

        Our discussion and analysis of our combined financial condition and results of operations, as well as quantitative and qualitative disclosures about market risks, are based upon our combined financial statements, which have been prepared in accordance with U.S. GAAP. Preparation of these combined financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could materially differ from amounts estimated include: carrying value of the ore reserves that are the basis for future cash flows estimates and units-of-production depreciation and amortization calculations; capitalized mine stripping costs and leachable material; revenue recognition; and asset retirement obligations. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Ore Reserves

        For purposes of our long-term planning, our management uses metal price assumptions of U.S.$0.90 per pound for copper and U.S.$4.50 per pound for molybdenum. These prices are intended to approximate average prices over the long term. Ore reserves based on these prices are the basis for our internal planning, including the preparation of the mine plans for our mines. Our management uses these price assumptions as it believes these prices reflect the full price cycle of the metals market.

        However, pursuant to SEC guidance, the reserves information in this prospectus is calculated using average metals prices over the most recent three years, except as otherwise stated. We refer to these three-year average metals prices as "current average prices." Our current average prices for copper are calculated using prices quoted by COMEX, and our current average prices for molybdenum are calculated according to Platts Metals Week. Unless otherwise stated, reserves estimates in this prospectus use U.S.$0.939 per pound for copper and U.S.$8.425 per pound for molybdenum, both current average prices as of December 31, 2004. As of December 31, 2003, the current average prices were U.S.$0.751 for copper and U.S.$3.81 for molybdenum; as of December 31, 2002, the current average prices were U.S.$0.760 for copper and U.S.$2.88 for molybdenum.

        In this prospectus certain financial information is based on reserve estimates based on certain metals price assumptions. These items include the amount of mine stripping that is capitalized, units of production amortization of capitalized mine stripping and amortization of intangible assets. For SCC, commencing in 2003, we have used reserve estimates based on current average metals prices as of the most recent year then ended to determine these items. For periods prior to 2003 for SCC, we have used reserves estimates based on metals prices intended to approximate average prices over the long term. In calculating such items for periods ended on or prior to December 31, 2004 for Minera México, we have used reserves estimates based on these longer term price assumptions. For periods ended after December 31, 2004, such items for Minera México have been calculated using reserves estimates based on current average prices.

        For further information regarding our reserves, see "Business—Reserves" and "Risk Factors—Risks Relating to Our Business Generally—Our actual reserves may not conform to our current estimates of our ore deposits."

Capitalized Mine Stripping Costs and Leachable Material

        In carrying out our mining operations, we are required to remove waste material to access mineral deposits. Because the concentration of mineral deposits is not evenly distributed throughout the ore body, there are periods during the life of the mine in which we mine more waste as compared to ore produced, and periods during which we mine less waste as compared to ore produced. These mining costs are commonly referred to as "stripping" costs.

        For each of our existing mines in the production stage, our mine engineers have calculated a life-of-mine stripping ratio that represents our estimate of the total amount of waste to be removed at each mine divided by the estimated total proven and probable reserves at such mine. The mine stripping ratios are used to determine the amount of mine production costs to be charged against earnings. In periods when the actual ratio of waste to mineral ore extracted exceeds the life-of-mine stripping ratios, we capitalize production costs associated with mining operations in proportion to the excess waste mined. Such capitalized costs are included in net capitalized mine stripping, and are amortized to operations using the units of production method. This charge to operations for the amortization of deferred stripping costs could differ materially between reporting periods to the extent that there were material changes in the value of proven and probable reserves. Copper resources contained in piles of leachable materials that have been extracted from the mines are not included in the determination of units of production amortization. Conversely, in periods when the actual ratio of waste to mineral ore mined is less than the life-of-mine stripping ratio, we reduce the net capitalized mine stripping asset proportionally with a charge to amortization expense. During periods when we are stripping at the higher rates, increased mining costs associated with the higher tonnages are incurred. Costs of this nature are necessary in a mining operation to ensure the availability of mineable ore in future periods. The deferred stripping accounting method is generally accepted in the mining industry where mining operations have diverse grades and waste-to-mineral ore ratios; however, industry practice does vary.

        At the March 17, 2005 meeting of the Emerging Issues Task Force, or EITF, the EITF reached a consensus that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced (extracted) during the period that the stripping costs are incurred. The EITF noted that the consensus does not address the accounting for stripping costs incurred during the pre-production phase of a mine. The consensus with respect to this issue was ratified by the FASB on March 30, 2005, and will be effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. In its June 15-16, 2005 meeting, the EITF also approved a modification to the transition provisions. We are reviewing this consensus and expect to adopt a new accounting policy. Adoption of the EITF consensus will significantly change the accounting for capitalized stripping costs incurred during the production phase. At December 31, 2004, we had on our balance sheet U.S.$318.1 million of capitalized mine stripping costs, net, which may be impacted by this consensus. We anticipate that a significant portion of this asset may be written off and equity and net income would be reduced accordingly. In addition, future operating income could be negatively impacted to the extent that costs previously capitalized are expensed.

        If we were to have expensed all production stripping costs associated with our mining operations as incurred, net operating costs would have increased by U.S.$91.9 million for the year ended December 31, 2002, U.S.$79.7 million for the year ended December 31, 2003 and U.S.$92.7 million for the year ended December 31, 2004.

        We further discuss capitalized mine stripping costs and leachable material in Notes 2 and 5 to our Audited Combined Financial Statements included herein.

Asset Retirement Obligation

        Our mining and exploration activities are subject to various laws and regulations governing the protection of the environment. Accounting for reclamation and remediation obligations requires management to make estimates unique to each mining operation of the future costs we will incur to complete the reclamation and remediation work required to comply with existing laws and regulations. These estimates are based on inflation assumptions using the U.S. Consumer Price Index and using our risk-free credit rate (which is based on our credit status). Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by us. Any such increases in future costs could materially impact the amounts charged to operations for reclamation and remediation.

Revenue Recognition

        For certain of our sales of copper and molybdenum products, customers are given the option to select a monthly average LME or COMEX price (as is the case for sales of copper products) or the molybdenum oxide proprietary market price estimate of Platts Metals Week (as is the case for sales of molybdenum products), generally ranging between one and three months subsequent to shipment. In such cases, revenue is recorded at a provisional price at the time of shipment. The provisionally priced copper sales are adjusted to reflect forward copper prices based on LME or COMEX prices at the end of each month until a final adjustment is made to the price of the shipments upon settlement with customers pursuant to the terms of the contract. In the case of molybdenum sales, for which there are no published forward prices, the provisionally priced sales are adjusted to reflect the market prices at the end of each month until a final adjustment is made to the price of the shipments upon settlement with customers pursuant to the terms of the contract.

        The following are the provisionally priced copper and molybdenum sales outstanding at December 31, 2002, 2003 and 2004:

	Year Ended December 31,
Provisionally Priced Sales
	2002	2003	2004
Copper
Millions of pounds	43.8	51.1	179.7
Priced at (per pound)	$0.73	$1.08	$1.46
Molybdenum
Millions of pounds	0.5	3.7	6.3
Priced at (per pound)	$3.20	$7.60	$32.38

        Provisional sales adjustments included in accounts receivable and net sales were as follows at December 31, 2002, 2003 and 2004:

	Year Ended December 31,
Provisional Sales Adjustments
	2002	2003	2004
	(dollars in millions)
Copper	$3.8	$8.4	$15.9
Molybdenum	(0.8)	6.9	69.2
Total	$3.0	$15.3	$85.1

Results of Operations for each of the three years in the three year period ended December 31, 2004

        The following table highlights key combined financial and operating results for each of the years in the three-year period ended December 31, 2004.

	Year Ended December 31,
Statement of Earnings Data
	2002	2003	2004
	(dollars in thousands)
Net sales	$1,388,421	$1,576,641	$3,096,697
Cost of sales (exclusive of depreciation, amortization and depletion)	961,201	992,383	1,334,330
Selling, general and administrative	69,351	63,597	71,778
Depreciation, amortization and depletion	157,608	177,058	192,586
Exploration	13,345	17,869	15,610
Operating income	186,916	325,734	1,482,393
Interest expense	128,747	117,009	107,904
Interest capitalized	(8,220)	(5,563)	(10,681)
Interest income	(4,097)	(5,198)	(8,348)
Loss on debt prepayments	12,400	5,844	16,500
Gain on disposal of properties	—	—	(53,542)
Other (income) expense	(7,202)	4,174	9,689
Income taxes	88,496	(120,129)	(433,758)
Minority interest	(8,855)	(4,262)	(4,727)
Net earnings	$144,929	$83,536	$982,386

        The table below outlines the average prices (rounded to the nearest cent) at which we sold our metals for each of the years ended December 31, 2002, 2003 and 2004:

Average Metals Prices Realized

	Year Ended December 31,
				% Change 2002 to 2003	% Change 2003 to 2004
	2002	2003	2004
Copper (pounds)	$0.74	$0.81	$1.36	9.5%	67.9%
Molybdenum (pounds)	3.42	5.32	20.55	55.6	286.3
Zinc (pounds)	0.39	0.41	0.51	5.1	24.4
Silver (ounces)	4.52	4.87	6.35	7.7	30.4
Gold (ounces)	$308.67	$360.28	$388.57	16.7%	7.8%

        The following tables set forth information regarding the volume of sales of copper and our significant byproducts by segment, for each of the years in the three year period ended December 31, 2004:

Copper and Significant Byproduct Sales by Segment

	Year Ended December 31,
	2002	2003	2004
Copper Sales (tons)
Peruvian operations	365,433	375,160	392,083
Mexican open-pit	280,355	294,859	308,732
Mexican IMMSA unit	25,707	22,271	24,463
Intersegment elimination	(26,388)	(31,805)	(15,610)

Total copper sales	645,107	660,485	709,668

Byproduct Sales
Peruvian operations:
Molybdenum contained in concentrate (tons)	8,245	9,050	10,661
Silver ('000 ounces)	4,034	4,192	4,598
Mexican open-pit operations:
Molybdenum contained in concentrate (tons)	3,450	3,448	3,689
Zinc-refined and in concentrate (tons)	43,358	40,866	45,846
Silver ('000 ounces)	11,147	8,458	7,544
IMMSA unit
Zinc-refined and in concentrate (tons)	124,489	124,666	122,048
Silver ('000 ounces)	14,046	12,136	12,585
Intersegment elimination
Zinc (tons)	(41,348)	(43,315)	(46,972)
Silver ('000 ounces)	(8,856)	(5,288)	(4,515)
Total significant byproduct sales
Molybdenum contained in concentrate (tons)	11,695	12,498	14,350
Zinc-refined and in concentrate (tons)	126,499	122,217	120,922
Silver ('000 ounces)	20,371	19,498	20,212

Results of Operations for the Year Ended December 31, 2004 Compared with Year Ended December 31, 2003.

Net sales

	Year Ended December 31,
				% Change
	2003	2004	Change
	(dollars in thousands)
Net sales	$1,576,641	$3,096,697	$1,520,056	96.4%

        Our net sales in 2004 were U.S.$3,096.7 million, compared with U.S.$1,576.6 million in 2003, an increase of U.S.$1,520.1 million. The increase was principally attributable to significant increases in metals prices in 2004, particularly those of copper, for which our average sales prices rose 67.9%, and molybdenum, for which our sales prices rose 286.3%. In addition to increased metals prices, increased mine production was also an important factor in increasing our net sales in 2004. Copper production for 2004 was 718,007 tons, compared with 665,916 tons in 2003, an increase of 7.8%.

        The table below presents information regarding the volume of our copper sales for each of the years ended December 31, 2003 and 2004:

	Year Ended December 31,
Copper sales
	2003	2004
	(thousands of tons)
Refined	383.8	358.6
Blister	40.9	42.6
Concentrates	37.2	48.9
SX/EW	127.2	108.5
Rod	71.4	151.1

Total	660.5	709.7

        The table below presents information regarding the volume of our sales of byproducts for each of the years ended December 31, 2003 and 2004:

	Year Ended December 31,
Byproduct sales
	2003	2004
Molybdenum contained in concentrate (tons)	12,498	14,350
Zinc—refined and concentrate (tons)	122,217	120,922
Silver ingots ('000 ounces)	19,498	20,212

        All four of our open-pit copper mines recorded increased output in 2004 compared with 2003. The Cananea mine recorded the most significant increase of 20.7%, equivalent to 29,003 additional tons of copper, primarily due to a 29.3% increase in mill throughput. The Toquepala mine registered the second highest production percentage increase of 6.8%, contributing an additional 12,849 tons of copper. The increase in production at the Toquepala mine was primarily attributable to a higher ore grade of 0.817% in 2004 compared with 0.749% in 2003. The Cuajone and La Caridad mines also delivered higher production output with Cuajone contributing an additional 9,861 tons and La Caridad contributing an additional 3,454 tons in 2004 compared with 2003. Cuajone's additional output was primarily as a result of higher ore grades, while La Caridad's higher output was as a result of increased production despite marginally lower ore grades. Copper made up 68.1% of our net sales in 2004 compared with 74.7% in 2003.

        Our sales of byproducts in 2004 totaled U.S.$987.8 million, compared with U.S.$398.9 million in 2003, an increase of 147.6%. The increase was principally attributable to significantly increased sales of molybdenum, resulting from the 286.3% increase in our average sales price for molybdenum in 2004 compared with 2003. The table below provides the sales of our byproducts as a percentage of our total net sales for each of the three years ended December 31, 2003 and 2004.

	Year Ended December 31,
Byproduct Sales as a Percentage of Total Net Sales
	2003	2004
Molybdenum	9.1%	20.9%
Zinc	6.4	4.1
Silver	6.0	4.1
Gold and other metals	3.8	2.8

Total	25.3%	31.9%

Cost of sales (exclusive of depreciation, amortization and depletion)

	Year Ended December 31,
				% Change
	2003	2004	Change
	(dollars in thousands)
Cost of sales (exclusive of depreciation, amortization and depletion)	$992,383	$1,334,330	$341,947	34.5%

        Our cost of sales in 2004 was U.S.$1,334.3 million, compared with U.S.$992.4 million in 2003, an increase of U.S.$341.9 million. Our higher cost of sales was principally due to increased production in 2004. As discussed above, copper mine production for 2004 increased 7.4% with all four of our open-pit copper mines registering increased output in 2004 compared with 2003. Cost of sales (exclusive of depreciation, amortization and depletion) also increased as a result of increases in the prices of certain inputs, including power, maintenance expenses and certain replacement parts. Cost of sales (exclusive of depreciation, amortization and depletion) additionally increased in 2004 as a result of an increase in the volume and cost of the copper concentrate we purchased from third parties in 2004. We purchase concentrate from third parties in order to produce additional copper rods for which we receive premium pricing, as well as to meet our commitments to customers. The cost of this purchased copper, acquired at prevailing market prices, was U.S.$76.8 million in 2004, compared with U.S.$20.0 million in 2003. The increase in the cost of purchased copper resulted primarily from the increased volume purchased.

        Other factors contributing to the increased costs in 2004 included a provision of U.S.$17.6 million for the recently enacted mining royalty charge in Peru. This mining royalty charge will be 1% to 3% of sales of the concentrates produced by our Toquepala and Cuajone mines. In 2004 the sales of concentrates produced by these two mines was U.S.$83.9 million.

        We expect that cost of sales will increase in the future as a result of the recently issued Emerging Issues Task Force, or EITF, consensus, which we describe above under "—Critical Accounting Policies and Estimates—Capitalized Mine Stripping Costs and Leachable Material."

Selling, general and administrative

	Year Ended December 31,
				% Change
	2003	2004	Change
	(dollars in thousands)
Selling, general and administrative	$63,597	$71,778	$8,181	12.9%

        Our selling, general and administrative expense in 2004 was U.S.$71.8 million, compared with U.S.$63.6 million in 2003, an increase of U.S.$8.2 million. Our higher selling, general and administrative expense in 2004 was principally as a result of U.S.$13.8 million in management fees paid to Grupo México. The increase in management fees payable to Grupo México is largely attributable to the transfer of some corporate staff from Minera México to Grupo México. Such management fees, which were not payable in 2003, were partially offset by a payroll reduction of U.S.$2.7 million and a reduction in lease expenses of U.S.$2.6 million. Management fees include corporate, legal, accounting, finance, and commercial and similar costs.

Depreciation, amortization and depletion

	Year Ended December 31,
				% Change
	2003	2004	Change
	(dollars in thousands)
Depreciation, amortization and depletion	$177,058	$192,586	$15,528	8.8%

        Our depreciation, amortization and depletion expense in 2004 was U.S.$192.6 million, compared with U.S.$177.1 million, an increase of U.S.$15.5 million. Our depreciation, amortization and depletion expense increased principally as a result of the increase in the amortization of capitalized mine stripping costs and leachable materials of U.S.$10.6 million. The increase was also as a result of an increase in maintenance capital expenditures. In addition, the depreciation expense increased U.S.$6.2 million as a result of a larger amount of capital expenditures incurred in 2004. Our total capital expenditures in 2004 were U.S.$228.3 million compared with U.S.$64.9 million in 2003. Our average depreciation rate was approximately 3% for 2004. We expect amortization will decrease in the future as a result of the aforementioned EITF consensus.

Exploration

	Year Ended December 31,
				% Change
	2003	2004	Change
	(dollars in thousands)
Exploration	$17,869	$15,610	$(2,259)	(12.6)%

        Our exploration expense in 2004 was U.S.$15.6 millon, compared with U.S.$17.9 million, a decrease of U.S.$2.3 million. Our exploration expense decreased principally as a result of an acquisition in 2003 of exploration properties in Chile for U.S.$3.7 million. Excluding acquisition costs, exploration expense increased as a result of exploration and drilling in Mexico.

Interest expense

	Year Ended December 31,
				% Change
	2003	2004	Change
	(dollars in thousands)
Interest expense	$117,009	$107,904	$(9,105)	(7.8)%

        Our interest expense in 2004 was U.S.$107.9 million, compared with U.S.$117.0 million, a decrease of U.S.$9.1 million. Our interest expense decreased in 2004 compared with 2003 principally as a result of a reduction in the amount of our debt outstanding. In addition, in the last quarter in 2004, we refinanced a portion of our debt outstanding at a reduced interest rate in connection with our new U.S.$600 million credit facility.

Interest capitalized

	Year Ended December 31,
				% Change
	2003	2004	Change
	(dollars in thousands)
Interest capitalized	$5,563	$10,681	$5,118	92.0%

        Our interest capitalized in 2004 was U.S.$10.7 million, compared with U.S.$5.6 million in 2003, an increase of U.S.$5.1 million. Interest capitalized increased principally as a result of an increase in our capital expenditures from U.S.$64.9 million in 2003 to U.S.$228.3 million in 2004. This increase was partially offset by a decrease of our interest expense as described above.

Interest income

	Year Ended December 31,
				% Change
	2003	2004	Change
	(dollars in thousands)
Interest income	$5,198	$8,348	$3,150	60.6%

        Our interest income in 2004 was U.S.$8.3 million, compared with U.S.$5.2 million in 2003, an increase of U.S.$3.1 million. Despite decreases in prevailing interest rates, our interest income increased in 2004 compared with 2003, principally due to increased levels of cash invested, principally in short-term securities.

Loss on debt prepayments

	Year Ended December 31,
				% Change
	2003	2004	Change
	(dollars in thousands)
Loss on debt prepayments	$(5,844)	$(16,500)	$(10,656)	(182.3)%

        Our loss on debt prepayments in 2004 was U.S.$16.5 million, compared with U.S.$5.8 million in 2003, an increase of U.S.$10.7 million. Loss on debt prepayments increased in 2004 compared with 2003 as a result of our increased financing activity. In 2004 we incurred U.S.$10 million of prepayment fees, U.S.$2.8 million of additional interest surcharges and the cancellation of debt issuance of U.S.$3.7 million. In 2003 we incurred debt refinancing expenses of U.S.$5.8 million, including prepayment fees and amortization of debt issuance costs.

Gain on disposal of properties

	Year Ended December 31,
				% Change
	2003	2004	Change
	(dollars in thousands)
Gain on disposal of properties	—	$53,542	$53,542	—

        Our gain on disposal of properties in 2004 was U.S.$53.5 million, compared with U.S.$0.0 million in 2003, an increase of U.S.$53.5 million. Gain on disposal of properties increased due to the sale of non-core assets in 2004 by Minera México.

Other expense

	Year Ended December 31,
				% Change
	2003	2004	Change
	(dollars in thousands)
Other expense	$4,174	$9,689	$5,515	132.1%

        Our other expense in 2004 was U.S.$9.7 million, compared with U.S.$4.2 million in 2003, an increase of U.S.$5.1 million. Other expense increased principally due to fees paid to third parties in connection with merger-related costs.

Income taxes

	Year Ended December 31,
				% Change
	2003	2004	Change
	(dollars in thousands)
Income taxes	$120,129	$433,758	$313,629	261.1%

        Our income taxes in 2004 were U.S.$433.8 million, compared with U.S.$120.1 million in 2003, an increase of U.S.$313.7 million. The increase was primarily due to a U.S.$1,211.4 million increase in pre-tax income. Such increase was partially offset by the effect of the changes in our permanent differences from 2004 to 2003. Our effective tax rates were 30.4% in 2004 based on pre-tax income of U.S.$1,420.9 million and 57.3% in 2003 based on pre-tax income of U.S.$209.5 million. See Note 7 to our Audited Combined Financial Statements.

Minority interest

	Year Ended December 31,
				% Change
	2003	2004	Change
	(dollars in thousands)
Minority interest	$4,262	$4,727	$465	10.9%

        Our minority interest in 2004 was U.S.$4.7 million, compared with U.S.$4.3 million in 2003, an increase of U.S.$0.4 million. Minority interest increased due to improved after-tax earnings. This increase was partially offset by the elimination of certain minority interests upon the purchase of such interests by Minera México in 2004.

Net earnings

	Year Ended December 31,
	2003	2004	Change	% Change
	(dollars in thousands)
Net earnings	$83,536	$982,386	$898,850	1,076.0%

        Our net earnings in 2004 were U.S.$982.4 million, compared with U.S.$83.5 million in 2003, an increase of U.S.$898.9 million. Net earnings increased as a result of the factors described above.

Segment Results

Peruvian operations

        The following table sets forth net sales, operating costs and expenses and operating income for our Peruvian operations segment, for each of the years ended December 31, 2003 and 2004:

	Year Ended December 31,
				% Change
	2003	2004	Change
	(dollars in millions)
Net sales	$798.4	$1,715.9	$917.5	114.9%
Operating costs and expenses	581.6	788.8	207.2	35.6%

Operating income	$216.8	$927.1	$710.3	327.6%

        Net sales at our Peruvian operations in 2004 were U.S.$1,715.9 million, compared with U.S.$798.4 million in 2003, an increase of U.S.$917.5 million. The increase in net sales at our Peruvian operations was principally due to significant increases in the price of copper and molybdenum. In addition, copper sales volume increased by 37.3 million pounds in 2004 as production increased at both the Toquepala and Cuajone mines. Increased throughput at the Toquepala mill and better recoveries and higher ore grades treated at both mills increased copper production by 28,340 tons. A decrease of 5,631 tons in SX/EW copper production caused by lower PLS grades reduced the overall increase. The volume of sales of molybdenum and silver, the principal byproducts of our Peruvian operations, also increased in 2004. We anticipate a reduction in the volume of 2005 copper production of approximately 8% at our Peruvian operations as a result of an expected decline in ore grade at our Cuajone mine.

        Operating costs and expenses at our Peruvian operations in 2004 were U.S.$788.8 million, compared with U.S.$581.6 million in 2003, an increase of U.S.$207.2 million. The increase was a result of higher sales volume, higher cost of fuel and power, workers' participation provision, Peruvian royalty charges and increased depreciation, amortization and depletion.

        Sales of copper produced by our Peruvian mines in 2004 increased by 21.6 million pounds compared with 2003 and sales of copper processed from purchased third party material increased by 15.7 million pounds. We pay prevailing market prices for this purchased material, which were significantly higher in 2004. Cost of copper purchased from third parties increased to U.S.$49.7 million in 2004 from U.S.$6.1 million in 2003. Power and fuel costs, a key component of our costs, were significantly higher in 2004. Our cost for workers' participation increased U.S.$67.5 million in 2004. This cost is calculated based on 8% of our Peruvian operations pre-tax earnings and increases as our profits increase. A provision for a new Peruvian royalty charge added U.S.$17.6 million to our costs in 2004. This Peruvian royalty was put in place in mid-year 2004 and will continue to affect our 2005 results. In addition, depreciation, amortization and depletion increased by U.S.$4.2 million in 2004, principally due to capitalization and depreciation of new projects. In addition, our Peruvian operation paid management fees of U.S.$7.0 million to Grupo México in 2004.

Mexican open-pit operations

        The following table sets forth net sales, operating costs and expenses and operating income for our Mexican open-pit operations segment, for each of the years ended December 31, 2003 and 2004:

	Year Ended December 31,
				% Change
	2003	2004	Change
	(dollars in millions)
Net sales	$649.3	$1,189.7	$540.4	83.2%
Operating costs and expenses	567.2	665.9	98.7	17.4%

Operating income	$82.1	$523.8	$441.7	538.0%

        Net sales from our Mexican open-pit operations in 2004 were U.S.$1,189.7 million, compared with U.S.$649.3 million in 2003, an increase of U.S.$540.4 million. The increase in net sales was principally a result of significant increases in the price of copper and molybdenum and increased sales volume. Copper sales volume increased by 30.6 million pounds in 2004 compared with 2003 as production at both open-pit mines increased. The Cananea mine recorded the most significant increase, 20.7%, equivalent to 29,003 additional tons of copper, primarily due to a 29.3% increase in mill throughput. The La Caridad mine increased production of copper in 2004 by 3,454 tons, primarily because of higher mill recoveries.

        Operating costs and expenses at our Mexican open-pit operations in 2004 were U.S.$665.9 million, compared with U.S.$649.3 million in 2003, an increase of U.S.$98.7 million. The increase was principally the result of higher sales volumes, increased fuel and power costs, and increased cost and consumption of other production inputs and increased maintenance activity. In 2004, sales of copper produced by our open-pit mines increased and sales of copper processed from third party material increased. Costs of copper purchased from third parties increased to U.S.$21.5 million in 2004 from U.S.$17.0 million in 2003. U.S.$14.0 million of the copper purchased in 2004 was purchased from IMMSA. In addition, a devaluation of the Mexican Peso caused a decrease in exchange gain of U.S.$12.2 million in 2004. Our Mexican open-pit operation paid management fees of U.S.$4.5 million to Grupo México in 2004.

IMMSA unit

        The following table sets forth net sales, operating costs and expenses and operating income for our IMMSA unit segment, for each of the years ended December 31, 2003 and 2004:

	Year Ended December 31,
				% Change
	2003	2004	Change
	(dollars in millions)
Net sales	$230.9	$317.1	$86.2	37.3%
Operating costs and expenses	217.0	272.9	55.9	25.8%

Operating income	$13.9	$44.2	$30.3	218.0%

        Net sales at our IMMSA unit in 2004 were U.S.$317.1 million, compared with U.S.$230.9 million in 2003, an increase of U.S.$86.2 million. This increase was due to higher sales prices in 2004 for copper, zinc and silver, its principal products. In addition, an increase in sales volume of copper and silver added to the 2004 sales increase.

        Operating costs and expenses at our IMMSA unit were U.S.$272.9 million in 2004, compared with U.S.$217.0 million in 2003, an increase of U.S.$55.9 million. This increase was the result of increased sales volume of copper and silver and increases in power and fuel and other operating costs, and contractor services. Cost of copper purchased from third parties increased to U.S.$89.6 million in 2004 from U.S.$22.8 million in 2003. U.S.$70.0 million of the amount of copper purchased in 2004 was purchased from the Mexican open-pit operations. In addition, a devaluation of the Mexican Peso caused an increase in exchange loss of U.S.$2.1 million in 2004. Our IMMSA unit paid management fees of U.S.$2.3 million to Grupo México in 2004.

Results of Operations for the Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Net sales

	Year Ended December 31,
				% Change
	2002	2003	Change
	(dollars in thousands)
Net sales	$1,388,421	$1,576,641	$188,220	13.6%

        Our net sales in 2003 were U.S.$1,576.6 million compared with U.S.$1,388.4 million in 2003, an increase of U.S.$188.2 million. Our net sales benefited principally from increases in metals prices, particularly those of copper, for which our average sales prices rose 9.5%, and molybdenum, for which our sales price rose 55.6%.

        In addition to increased metals prices, increased mine production was also a factor in increasing our net sales in 2003. Copper production for 2003 increased 8.5% to 665,916 tons, compared with 614,018 tons in 2002. The table below presents information regarding the volume of our copper sales for each of the years ended December 31, 2002 and 2003:

	Year Ended December 31,
Copper Sales
	2002	2003
	(thousands of tons)
Refined	390.3	383.8
Blister	29.2	40.9
Concentrates	(0.5)	37.2
SX/EW	119.9	127.2
Rod	106.2	71.4

Total	645.1	660.5

        The table below presents information regarding the volume of our sales of byproducts for each of the years ended December 31, 2002 and 2003:

	Year Ended December 31,
Byproduct sales
	2002	2003
Molybdenum concentrate (tons)	11,695	12,498
Zinc—refined and concentrate (tons)	126,499	122,217
Silver ingots ('000 ounces)	20,371	19,498
Gold ingots ('000 ounces)	43	42

        Two of our four open-pit copper mines recorded increased output in 2003 compared with 2002. The Toquepala mine recorded the most significant increase of 6.7%, equivalent to 11,851 additional tons of copper, due to an expansion Toquepala's milling capacity from 45,000 tons per day to 60,000 tons per day. The Cananea mine registered the second highest production increase of 5.1%, contributing an additional 6,939 tons of copper, primarily due to a 6.7% increase in mill throughput. Copper made up 74.7% of our net sales in 2003, compared with 75.2% in 2002.

        Our sales of byproducts in 2003 totaled U.S.$399.6 million compared with U.S.$343.9 million in 2002, an increase of 16.2%. The increase was principally attributable to significantly increased sales of molybdenum resulting from the 55.6% increase in our average sales price for molybdenum in 2003 compared with 2002. The table below provides the sales of our byproducts as a percentage of our total net sales.

	Year Ended December 31,
Byproduct Sales as a Percentage of Total Net Sales
	2002	2003
Molybdenum	6.1%	9.1%
Zinc	6.7	6.4
Silver	6.6	6.0
Gold and other metals	5.4	3.8

Total	24.8%	25.3%

Cost of sales (exclusive of depreciation, amortization and depletion)

	Year Ended December 31,
				% Change
	2002	2003	Change
	(dollars in thousands)
Cost of sales (exclusive of depreciation, amortization and depletion)	$961,201	$992,383	$31,182	3.2%

        Our cost of sales in 2003 was U.S.$992.4 million, compared with U.S.$961.2 million in 2002, an increase of U.S.$31.1 million. Our higher cost of sales was principally as a result of higher fuel and power costs. Our increased fuel and power costs in 2003 were significantly offset by a decrease in costs relating to a decrease in the copper we purchased from third parties from U.S.$59.6 million in 2002 to U.S.$20.0 million in 2003.

Selling, general and administrative

	Year Ended December 31,
				% Change
	2002	2003	Change
	(dollars in thousands)
Selling, general and administrative	$69,351	$63,597	$(5,754)	(8.3)%

        Our selling, general and administrative expense in 2003 was U.S.$63.6 million, compared with U.S.$69.4 million in 2002, a decrease of U.S.$5.8 million. Our lower selling, general and administrative expense was primarily as a result of the positive impact of the devaluation of the Mexican peso on salaries and certain expenses paid in Mexican pesos and expressed in U.S. dollars at our Minera México subsidiary.

Depreciation, amortization and depletion

	Year Ended December 31,
				% Change
	2002	2003	Change
	(dollars in thousands)
Depreciation, amortization and depletion	$157,608	$177,058	$19,450	12.3%

        Our depreciation, amortization and depletion expense in 2003 was U.S.$177.1 million, compared with U.S.$157.6 million in 2002, an increase of U.S.$19.5 million. Our depreciation, amortization and depletion expense increased principally as a result of the increase in amortization of capitalized mine stripping costs and leachable materials of approximately U.S.$13.5 million. In addition, an increase in depreciation of approximately U.S.$4.0 million resulted from capitalized projects. Lastly, depreciation expense also increased U.S.$1.0 million as a result of amortization of mine and development studies conducted in prior years.

Exploration

	Year Ended December 31,
				% Change
	2002	2003	Change
	(dollars in thousands)
Exploration	$13,345	$17,869	$4,524	33.9%

        Our exploration expense in 2003 was U.S.$17.9 million, compared with U.S.$13.3 million in 2002, an increase of U.S.$4.6 million. Higher exploration expense was principally as a result of our purchase of exploration properties in Chile for U.S.$3.7 million and U.S.$0.8 million for other mining projects. Exploration expense relating to our exploration properties in Peru and Mexico was mostly unchanged.

Interest expense

	Year Ended December 31,
				% Change
	2002	2003	Change
	(dollars in thousands)
Interest expense	$128,747	$117,009	$(11,738)	(9.1)%

        Our interest expenses in 2003 was U.S.$117.0 million, compared with U.S.$128.7 million in 2002, a decrease of U.S.$11.7 million. Our lower interest expense was primarily as a result of lower U.S. market interest rates and a decrease in average outstanding indebtedness.

Interest capitalized

	Year Ended December 31,
				% Change
	2002	2003	Change
	(dollars in thousands)
Interest capitalized	$8,220	$5,563	$(2,657)	(32.3)%

        Our interest capitalized in 2003 was U.S.$5.6 million, compared with U.S.$8.2 million in 2002, a decrease of U.S.$2.6 million. Interest capitalized decreased as a result of lower capital expenditures due to completion of the Toquepala concentrator expansion in 2002.

Interest income

	Year Ended December 31,
				% Change
	2002	2003	Change
	(dollars in thousands)
Interest income	$4,097	$5,198	$1,101	26.9%

        Our interest income in 2003 was U.S.$5.2 million, compared with U.S.$4.1 million in 2002, an increase of U.S.$1.1 million. Our higher interest income was principally due to increased levels of cash invested, principally in short-term securities.

Loss on debt prepayments

	Year Ended December 31,
				% Change
	2002	2003	Change
	(dollars in thousands)
Loss on debt prepayments	$12,400	$5,844	$(6,556)	(52.8)%

        Our loss on debt prepayments in 2003 was U.S.$5.8 million, compared with U.S.$12.4 million in 2002, a decrease of U.S.$6.6 million. In 2002, we prepaid the remaining balance of our Secured Export Notes Financing, paying a premium of U.S.$11.4 million and expensing U.S.$1.0 million of the unamortized deferred commission. We incurred our 2003 loss on debt prepayments in connection with Minera México's debt restructuring.

Other (income) expense

	Year Ended December 31,
				% Change
	2002	2003	Change
	(dollars in thousands)
Other (income) expense	$(7,202)	$4,174	$11,376	158%

        Our other expense in 2003 was U.S.$4.2 million, compared with other income of U.S.$7.2 million in 2002, an increase of U.S.$11.4 million. Other income for 2002 principally resulted from a recovery in a legal proceeding and income related to management services provided to an affiliated company. Other expense for the year 2003 was mainly derived from the disposal of certain fixed assets.

Income taxes

	Year Ended December 31,
				% Change
	2002	2003	Change
	(dollars in thousands)
Income taxes	$(88,496)	$120,129	$208,625	235.7%

        Our income taxes in 2003 were U.S.$120.1 million, compared with a credit of U.S.$88.5 million in 2002, an increase of U.S.$208.6 million. Our income taxes increased primarily due to U.S.$144.2 million higher pre-tax income. In addition, income taxes were impacted by a significant tax benefit to our Minera México subsidiary in 2002. The increase in income taxes from 2002 to 2003 was partially offset by the effect of the change in our permanent difference from 2003 to 2002. Our effective tax rates were 57.3% in 2003, based on pre-tax income of U.S.$209.5 million and (135.3)% in 2002, based on pre-tax income of U.S.$65.2 million. The factors that most significantly impact our effective tax rates are various permanent items and the changes in our valuation allowance, as more fully described in Note 7 to our Audited Combined Financial Statements.

Minority interest

	Year Ended December 31,
				% Change
	2002	2003	Change
	(dollars in thousands)
Minority interest	$8,855	$4,262	$(4,593)	(51.9)%

        Our minority interest in 2003 was U.S.$4.3 million, compared with U.S.$8.9 million in 2002, a decrease of U.S.$4.6 million. Minority interest decreased principally due to a decrease in net earnings before minority interest in 2003 of Minera México.

Net earnings

	Year Ended December 31,
				% Change
	2002	2003	Change
	(dollars in thousands)
Net earnings	$144,929	$83,536	$(61,393)	(42.4)%

        Our net earnings in 2003 were U.S.$83.5 million, compared with U.S.$144.9 million in 2002, a decrease of U.S.$61.4 million. Net earnings decreased as a result of the factors described above.

Segment Results

Peruvian operations

        The following table sets forth net sales, operating costs and expenses and operating income for our Peruvian operations segment, for each of the years ended December 31, 2002 and 2003:

	Year Ended December 31,
				% Change
	2002	2003	Change
	(dollars in millions)
Net sales	$664.7	$798.4	$133.7	20.1%
Operating costs and expenses	545.7	581.6	35.9	6.6%

Operating income	$119.0	$216.8	$97.8	82.2%

        Net sales at our Peruvian operations in 2003 were U.S.$798.4 million, compared with U.S.$664.7 million in 2002, an increase of U.S.$133.7 million. The increase was mainly due to higher sales prices and higher sales volume for copper and molybdenum. Copper sales volume in 2003 increased by 21.5 million pounds due to an increase in our production as result of the completion of the Toquepala mill expansion in the second half of 2002, which increased its milling capacity by 15,000 tons per day and also due to higher ore grades and recoveries at the Cuajone mine. Sales of our own mined copper increased by 62.1 million pounds and our need for third party concentrates was reduced. The average copper price increased by approximately 10 cents per pound in 2003. Molybdenum sales increased in 2003 as the price increased by 41% and sales volume increased by 1.8 million pounds.

        Operating costs and expenses at out Peruvian operations in 2003 were U.S.$581.6 million, compared with U.S.$545.7 million in 2002, an increase of U.S.$35.9 million. This increase was primarily due to increases in fuel and power cost, workers' participation provision, depreciation, amortization and depletion and exploration costs and a one-time payment of U.S.$4.0 million to our energy provider. The provision for workers' participation increased by U.S.$9.5 million to U.S.$22.7 million in 2003. In addition, we made a one-time contractual payment of U.S.$4.0 million to Enesur S.A., our power provider under terms of a new agreement in 2003. Depreciation, amortization and depletion was U.S.$5.8 million higher in 2003 as new projects were capitalized and depreciated. Exploration cost in the 2003 was U.S.$4.5 million higher then in the prior year. This increase was principally due to our purchase of exploration properties for U.S.$3.7 million from Asarco, an affiliated company.

Mexican open-pit operation

        The following table sets forth net sales, operating costs and expenses and operating income for our Mexican open-pit operations segment, for each of the years ended December 31, 2002 and 2003:

	Year Ended December 31,
				% Change
	2002	2003	Change
	(dollars in millions)
Net sales	$598.2	$649.3	$51.1	8.5%
Operating costs and expenses	525.3	567.2	41.9	8.0%

Operating income	$72.9	$82.1	$9.2	12.6%

        Net sales from our Mexican open-pit operations in 2003 were U.S.$649.3 million, compared with U.S.$598.2 million in 2002, an increase of U.S.$51.1 million. This increase was principally due to increases in metal prices, particularly those of copper, for which the average published price rose by approximately 12.5% (COMEX) and molybdenum, for which the average published price rose by approximately 41.1%, and also due to an increase in copper sales volume.

        Operating costs and expenses at our Mexican open-pit operations in 2003 were U.S.$567.2 million, compared with U.S.$525.3 million in 2002, an increase of U.S.$41.9 million. This increase was primarily due to higher fuel and power costs in 2003 then in the prior year. This increase was partially offset by a devaluation of the Mexican peso which had the effect of reducing salary and certain other costs in 2003.

IMMSA unit

        The following table sets forth net sales, operating costs and expenses and operating income for our Mexican open-pit operations segment, for each of the years ended December 31, 2002 and 2003:

	Year Ended December 31,
				% Change
	2002	2003	Change
	(dollars in millions)
Net sales	$241.4	$230.9	$(10.5)	(4.4)%
Operating costs and expenses	232.4	217.0	(15.4)	(6.6)%

Operating income	$9.0	$13.9	$4.9	54.4%

        Net sales at our IMMSA unit in 2003 were U.S.$230.9 million, compared with U.S.$241.4 million in 2002, a decrease of U.S.$10.5 million. This decrease was caused by a decrease of 3.4 million pounds of copper sales volume and a decrease in silver sales volume of 1.9 million ounces, offset in part by higher metal prices.

        Operating costs and expenses at our IMMSA unit in 2003 were U.S.$217.0 million, compared with U.S.$232.4 million in 2002, a decrease of U.S.$15.4 million. The decrease was principally attributable to lower sales volume. In addition, a devaluation of the Mexican peso caused a decrease of U.S.$19.5 million in 2003 as compared to 2002.

Results of Operations for the Six Months ended June 30, 2005 and 2004

        For a discussion of our results of operations for the three and six months ended June 30, 2005 and 2004, see, "Management's Discussion and Analysis of Financial Condition and Results of Operations"

in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 incorporated by reference herein.

Liquidity and Capital Resources

        The following discussion relates to our liquidity and capital resources for each of the years in the three year period ended December 31, 2004. For a discussion of our liquidity and capital resources for the three and six months ended June 30, 2005 and 2004, see, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 incorporated by reference herein.

Liquidity

	Year Ended December 31,
	2002	2003	2004
	(dollars in thousands)
Net cash provided from operating activities	$181,900	$61,302	$1,113,232
Net cash used for investing activities	(85,182)	(59,652)	(219,462)
Net cash (used for) provided from financing activities	(145,901)	185,570	(540,609)
Increase (decrease) in cash and cash equivalents	$(44,135)	$176,539	$359,097

  Cash Flows from Operating Activities

        We generated significantly increased positive cash flows from operating activities in the year ended December 31, 2004. Net cash provided from operating activities in 2004 was U.S.$1,113.2 million for 2004 compared with U.S.$61.3 million for 2003, an increase of U.S.$1,051.9 million. This increase was principally attributable to:

  •
  our operations becoming more profitable as metal prices increased;

  •
  changes in non-cash operating items as detailed in the table below; and

  •
  changes in both operating assets and liabilities, as a result of increases in accounts payable and accrued liabilities consisting mostly of increases in income tax payable of U.S.$234.6 million, accrued workers' participation of U.S.$67.1 million and trade accounts payable of U.S.$42.7 million, partially offset by increases in accounts receivable due to increases in the metal prices, and an increase in inventories.

        We generated positive cash flows from operating activities in the years ended December 31, 2003 and 2002. Net cash provided from operating activities in 2003 was U.S.$61.3 million, compared with U.S.$181.9 million for 2002, a decrease of U.S.$120.6 million. The decrease in 2003 resulted mainly from:

  •
  changes in non-cash operating items as detailed in the table below; and

  •
  changes in both operating assets and liabilities as a result of a decrease in accounts payable and accrued liabilities consisting mostly of a decrease in trade accounts payable, increases in accounts receivable due to increases in the metal prices, and an increase in inventories.

        The following tables summarize cash flows from operating activities for the periods indicated.

	Year Ended December 31,
	2002	2003	2004
	(in thousands)
Net earnings	$144,929	$83,536	$982,386
Cumulative effect of change in accounting principle, net of income tax	—	1,541	—
Depreciation, amortization and depletion	157,608	177,058	192,586
Remeasurement loss (gain)	(54,431)	(21,982)	14,379
Loss on derivative instruments	—	—	—
Capitalized mine stripping and leachable material	(91,954)	(79,704)	(92,797)
Provision for deferred income taxes	(142,839)	31,526	54,385
Minority interest	8,855	4,262	4,727
Write-off debt issuance cost	—	—	—
Gain on disposal of properties	—	—	(53,542)
Other	21,541	12,388	19,905
Accounts receivable	14,264	(38,734)	(260,701)
Inventories	31,026	14,806	(54,330)
Accounts payable and accrued liabilities	70,161	(121,204)	310,343
Other operating assets and liabilities	4,504	828	551
Prepaid taxes	18,236	(3,019)	(4,660)
Net cash provided from operating activities	$181,900	$61,302	$1,113,232

  Cash Flows from Investing Activities

        Net cash used for investing activities was U.S.$219.5 million in 2004 compared to U.S.$59.7 million in 2003. We made capital expenditures in an aggregate amount of U.S.$228.3 million in 2004, including U.S.$65.6 million for the Ilo, Peru smelter modernization project, U.S.$40.5 million for the leach dump project in Peru and U.S.$122.2 million for equipment replacements and upgrades. In 2003, our capital expenditures were at an unusually low level, primarily in respect of our Mexican operations, as a result of Minera México's liquidity constraints. See "Business—Capital Expenditures." During 2004, we purchased marketable securities for approximately U.S.$69.4 million. Cash flow provided by investing activities in 2004 was primarily due to the sales of marketable securities for U.S.$24.1 million, and proceeds from the sale of properties for approximately U.S.$60 million.

        Net cash used for investing activities decreased U.S.$25.5 million in 2003 compared with 2002, principally as a result of a decrease in our capital expenditures from U.S.$85.4 million in 2002 to U.S.$64.9 million in 2003, reflecting a decrease in capital expenditures due to Minera México's liquidity constraints.

  Cash Flows from Financing Activities

        For the year ended December 31, 2004, cash used for financing activities amounted to U.S.$540.6 million mainly as a result of the repayment of part of our indebtedness totaling U.S.$940.9 million and dividends paid of U.S.$191.4 million, partially offset by the net proceeds received from the new U.S.$600 million credit facility.

        For the year ended December 31, 2003, cash provided from financing activities amounted to U.S.$185.6 million mainly as a result of a net capital stock increase of U.S.$93.7 million related to Minera México, cash previously restricted as collateral of U.S.$88 million and received back as part of the repayment of debt, dividends paid to SCC common stockholders of U.S.$45.4 million, and net proceeds received from the issuance of our corporate notes due of U.S.$50 million.

        For the year ended December 31, 2002, cash used for financing activities amounted to U.S.$145.9 million mainly as a result of the repayment of debt for U.S.$122.9 million, cash used and restricted as collateral of U.S.$46.8 million as part of the debt incurred, and dividends paid of U.S.$21.5 million. All these expenditures were partially offset by debt incurred of U.S.$30.3 million and a net capital stock increase of U.S.$16.8 million related to Minera México.

  Other Liquidity Considerations

        In June 2004, the Peruvian Congress enacted legislation imposing a royalty tax to be paid by mining companies in favor of the regional governments and communities where mining resources are located. See "Business—Mining Rights and Concessions—Peru" and "Business—Legal Proceedings—Peruvian Mining Royalty." Under the new law, we are subject to a 1% to 3% tax, based on sales, applicable to the value of the concentrates produced in our Toquepala and Cuajone mines. We made a provision of U.S.$17.6 million in 2004 and U.S.$15.6 million in the first six months of 2005 for this new tax, which went into effect as of June 25, 2004. In addition, the Peruvian government is claiming that this royalty tax applies to our SX/EW operations. We are contesting this application of the royalty tax, which could result in approximately U.S.$3.8 million of additional liability as of June 30, 2005. In addition, the Constitutional Tribunal stated that this charge applied to all concessions held in the mining industry. We believe that this interpretation is incorrect and intend to protest an imposition of the royalty charge on our SX/EW production, which is operating under a tax stability agreement ("Guaranty and Promotional Measures for Investment Contract"). Provisions made by the Company for the royalty charge do not include approximately U.S.$2.0 million of additional potential liability relating to its SX/EW production from June 30, 2004 through December 31, 2004. It is anticipated that the royalty tax will have an adverse effect on our operating income and cash flow.

        On July 15, 2005, we declared a dividend of U.S.$1.043 per share, totaling U.S.$153.6 million. This dividend was paid on August 19, 2005.

        While our combined financial results show a positive cash position over the past three years, our Minera México subsidiary, which we acquired on April 1, 2005, has faced challenges to its liquidity as a result of low metals prices in previous years. These challenges resulted in its noncompliance with certain debt covenants in 2001 and 2002. In April 2003 Minera México restructured certain of its indebtedness, entering into a common agreement among Minera México, Minera México's principal subsidiaries (as guarantors) and the holders of such indebtedness. Minera México paid amounts owing under this agreement with proceeds from a new credit facility established in October 2004. See "—Financing" below.

        In May 2005, the Mexican Supreme Court rendered a decision that changed the method of computing the amount of statutory workers' profit sharing required to be paid by some Mexican companies, including our Minera México subsidiary. The Supreme Court's ruling in effect prohibited the application of net operating loss carryforwards in computing the income used as the base for determining the workers' profit sharing amounts. We are currently evaluating the possibility of a judicial challenge to this ruling. Nevertheless, we recognize in our results of operations for the first six months of 2005 a charge to earnings reflecting both our preliminary estimates of U.S.$28.2 million for workers' profit sharing related to 2004 and our current estimate of our potential 2005 liability. The 2004 workers' profit sharing liability estimate may vary in subsequent interim periods as we continue to evaluate the basis of this calculation. In addition, the ruling may affect our future results of operations and liquidity to the extent we pay higher workers' profit sharing amounts.

Financing

        We expect to repay certain of the indebtedness described below, as described in "Use of Proceeds."

        At December 31, 2004, we had outstanding borrowings of U.S.$1,330.3 million, compared with U.S.$1,671.2 million at December 31, 2003. At December 31, 2004, our outstanding debt as a percentage of total capitalization (the total of debt, minority interest and stockholders' equity) was 32.0%, compared with 44.3% at December 31, 2003. At December 31, 2004, our cash and marketable securities amounted to U.S.$756.0 million, compared with U.S.$351.6 million at December 31, 2003.

        Below we describe our outstanding long-term indebtedness, as well as certain financial covenants that affect us. See Note 9 of our Audited Combined Financial Statements for a further description of our long-term indebtedness.

        In 1998, Minera México issued U.S.$500 million of unsecured debt, which we refer to as its Yankee bonds. The Yankee bonds were offered in two series: Series A for U.S.$375 million, with an interest rate of 8.25% and a 2008 maturity, and Series B for U.S.$125 million, with an interest rate of 9.25% and a 2028 maturity date. The bonds contain a covenant regarding a ratio of EBITDA to interest expense of not less than 2.50 to 1.0, as such terms are defined by the bonds. In May 2005 we repurchased and canceled U.S.$94.56 million principal amount of the Yankee bonds.

        In 1999, we established a U.S.$100 million credit facility with Mitsui & Co. The facility has a 15-year term with an interest rate of Japanese LIBO plus 1.25%. The facility is collateralized by the assignment of copper sales receivables of 31,000 tons of copper per year and by certain escrow accounts administered by Union Bank of California, N.A., as collateral agent. The facility requires that we maintain a minimum stockholders' equity of U.S.$750 million and a ratio of debt to equity no greater than 0.5 to 1.0, all as such terms are defined by the facility. Reduction of Grupo México's direct or indirect voting interest in our Company to less than a majority would constitute an event of default under the facility.

        In October 2004, Minera México and its operating subsidiaries established a U.S.$600 million credit facility with Citibank, N.A. and other lenders. Minera México has drawn down the total amount of this facility, proceeds of which were used to repay in full the amounts outstanding under Minera México's common agreement with holders of its secured export notes and other financial institutions. Minera México made a prepayment of U.S.$120 million on March 30, 2005. In May 2005, we guaranteed this debt of Minera México. At such time, many of the covenants were amended and made more favorable from the point of view of Minera México and the security previously pledged was released. The covenants described below reflect these improved terms. The facility has a five-year term with an interest rate of LIBOR plus 1.125% for the first six months and LIBOR plus 0.875% to 2.0% based on our consolidated leverage ratio thereafter. Under the facility we and Minera México are required to maintain a total net worth at least equal to 80% of our and our subsidiaries net worth as of December 31, 2004, a ratio of EBITDA to gross interest of at least 2.5 to 1.0 and a leverage ratio of no greater than 3.0 to 1.0, all as such terms are defined by the facility.

        In January 2005, SCC obtained a U.S.$150 million credit facility provided by a group of lenders, with Citibank, N.A. acting as administrative agent. In March 2005 this facility was amended to increase the amount of the facility to U.S.$200 million. The proceeds of this facility have been used to prepay all amounts outstanding under our Peruvian bond program. This credit facility has a five-year term with an interest rate of LIBOR plus 1.25% for the first year, increasing annually by 0.125% thereafter. The covenants in respect of total net worth, the EBITDA to gross interest ratio and the leverage ratio are the same as those contained in the Minera México facility described above. Amortization of the loan principal begins in April 2007.

        While we recently prepaid all amounts outstanding under our Peruvian bond program, we are authorized by Peru's Comisión Nacional Supervisora de Empresas y Valores (CONASEV) to issue additional bonds.

Capital Expenditure Programs

        A discussion of our capital programs is an important part of understanding our liquidity and capital resources. For information regarding our capital expenditure programs, see "Business—Capital Expenditures."

Contractual Obligations

        The following table summarizes our significant contractual obligations as of June 30, 2005:

	Payments due by Period
	June 30, 2005	2005	2006 to 2007	2008 to 2009	2010 and Thereafter
	(dollars in millions)
Long-term debt(1)	$1,560.5	$37.7	$427.8	$661.7	$433.3
Purchase obligations:
Commitment to purchase energy	1,449.0	72.3	258.1	223.7	894.9
Capital purchase obligations	280.7	105.4	175.3	—	—
Total	$2,841.4	$215.4	$861.2	$885.4	$1,328.2

(1)
Includes long term debt as of June 30, 2005, ($1,111.7) plus interest thereafter.

        For a description of our long-term debt arrangements and credit facilities, please refer to Note 9 of our Audited Combined Financial Statements included herein and Note G to our condensed consolidated combined interim financial statements incorporated by reference from our 10-Q for the quarter ended June 30, 2005.

        We have a commitment to purchase power for our Peruvian operations from Energía del Sur, S.A. until 2017. Amounts indicated on the above table are based on power costs in 2004, which are subject to change as energy generation costs change and our forecasted power requirements through the life of the agreements change.

        Pursuant to our Programa de Adecuación y Manejo Ambiental (Environmental Compliance and Management Program, known by its Spanish acronym, PAMA) we have committed to bring our operations into compliance with environmental standards established by the government of Peru. The capital purchase obligation in the above table is for the estimated cost of completing the Ilo smelter modernization, our remaining obligation under our PAMA. See "Business—Environmental and Related Matters—Peru."

        As of October 29, 2004, Minera México and Citibank-Banamex entered into an interest rate swap agreement for a notional principal amount of U.S.$600 million. This swap was terminated on July 28, 2005.

        On April 1, 2005, our Minera México subsidiary assigned to us a participation on its interest rate swap for U.S.$120 million. This swap was terminated on July 28, 2005.

Quantitative and Qualitative Disclosure About Market Risk

        A portion of our outstanding debt bears interest at variable rates and accordingly is sensitive to changes in interest rates. Interest rate changes would result in gains or losses in the market value of our debt portfolio due to differences in market interest rates and the rates at the inception of the debt agreements. Based upon our indebtedness at June 30, 2005, a change in interest rates of 1 percent (or 100 basis points) would impact net income and cash flows by U.S.$7.7 million annually. This impact would be reduced by U.S.$6.0 million due to the interest rate swap agreement entered with Banamex to hedge the interest rate risk exposure on our new U.S.$600 million credit facility.

        We are also exposed to market risk associated with changes in foreign currency exchange rates as certain costs incurred are in currencies other than our functional currency. To manage the volatility related to the risk, we may enter into forward exchange contracts, currency swaps or other currency hedging arrangements. We have only had limited involvement with derivative instruments and do not use them for trading purposes.

        We are subject to market risks arising from the volatility of copper and other metal prices. Assuming that metal production and sales are the same as in the first six months of 2005, that tax rates are unchanged and giving no effect to potential hedging programs or changes in past production, metal price sensitivity factors would indicate the estimated change in net earnings in 2005 resulting from metal price changes in 2005 as provided in the table below:

	Copper	Molybdenum	Zinc	Silver
Change in metal prices (per pound)	$0.01	$1.00	$0.01	$1.00
Annual change in net earnings (in millions)	$9.4	$17.9	$1.8	$10.4

        During the first six months of 2005, certain copper swap contracts expired and, as a result, we recognized a loss of U.S.$2.1 million and U.S.$9.4 million related to these copper swap contracts in the second quarter of 2005 and the first six months of 2005, respectively. These losses are recorded as non-operating items on our condensed consolidated combined statement of earnings. See our Quarterly Report of Form 10-Q for the quarter ended June 30, 2005, incorporated by reference herein.

Impact of New Accounting Standards

        For a description of the impact of new accounting standards, see Note 2, "Summary of Significant Accounting Policies—Impact of new accounting standards," to our Audited Combined Financial Statements.

Non-GAAP Information Reconciliation

        We provide a reconciliation of operating cash cost to GAAP cost of sales in millions of dollars and cents per pound in the table below. We further discuss operating cash costs in "—Overview—Operating Cash Costs."

	Year Ended December 31,										Six Months Ended June 30,
	2000(1)		2001(1)		2002		2003		2004		2004(1)		2005(1)
	U.S.$ million	U.S.$ per unit	U.S.$ million	U.S.$ per unit	U.S.$ million	U.S.$ per unit	U.S.$ million	U.S.$ per unit	U.S.$ million	U.S.$ per unit	U.S.$ million	U.S.$ per unit	U.S.$ million	U.S.$ per unit
Cost of sales (including depreciation, amortization and depletion)—GAAP	$1,447.8	$.980	$1,398.7	$.906	$1,118.6	$.809	$1,169.4	$.814	$1,526.9	$.969	$669.3	$85.3	$934.2	$126.0
Add:
Administrative charges	$80.7	$.055	$70.2	$.045	$62.8	$.045	$57.4	$.040	$67.5	$.043	$34.0	$4.3	$39.0	$5.3
Treatment and refining charges	70.6	.048	40.6	.026	20.0	.014	24.9	.017	27.7	.018	13.6	1.7	15.4	2.1
Third party copper purchases(2)	224.7	.152	74.8	.048	20.4	.015	13.9	.010	27.2	.017	19.5	2.5	58.1	7.8
Less:
Byproducts revenue(3)	$(541.4)	$(.366)	$(445.8)	$(.289)	$(434.4)	$(.314)	$(442.8)	$(.308)	$(1,056.3)	$(.670)	$(387.1)	$(49.3)	$(802.0)	$(108.2)
Depreciation, amortization and depletion	(160.7)	(.109)	(165.9)	(.108)	(157.6)	(.114)	(177.1)	(.123)	(192.6)	(.122)	(95.3)	(12.1)	(131.5)	(17.7)
Workers' participation and other	(222.7)	(.151)	(136.8)	(.089)	(15.4)	(.011)	(16.4)	(.011)	(158.2)	(.100)	(37.0)	(4.7)	(107.7)	(14.5)
Inventory change	24.8	.017	(40.0)	(.026)	(20.8)	(.015)	(4.5)	(.003)	44.4	.028	44.2	5.6	14.9	2.0
Operating Cash Cost	$923.8	$.625	$795.8	$.516	$593.6	$.429	$624.8	$.435	$286.6	$.182	$233.3	$29.7	$(69.5)	$(9.4)
Deduct byproducts revenue	541.4	.366	445.8	.289	434.4	.314	442.8	.308	1,056.3	.670	387.1	49.3	802.0	108.2
Operating Cash Cost, without byproduct revenue	$1,465.2	$.991	$1,241.6	$.805	$1,028.0	$.743	$1,067.6	$.743	$1,342.9	$.852	$620.4	$79.1	$732.5	$98.8
Total pounds of copper produced and purchased (in millions)	1,477.9		1,543.2		1,383.4		1,436.8		1,576.5		741.3	784.6	374.0	397.4

(1)
Financial information for the years ended December 31, 2000 and 2001 and for the six months ended June 30, 2004 and 2005 is unaudited.

(2)
Includes only purchases of copper processed by our facilities prior to resale (excludes purchases of refined copper).

(3)
Reflects net byproduct sales plus revenues from treatment and refining charges related to byproduct sales and premiums on refined products.

        We provide a reconciliation between EBITDA and our net earnings, as reflected in our Audited Combined Financial Statements included herein and our unaudited condensed consolidated combined interim financial statements for the six months ended June 30, 2004 and 2005 incorporated by reference from our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, for each of the periods presented in the table below.

						Six Months Ended June 30,
	Year Ended December 31,
EBITDA Reconciliation
	2000(1)	2001(1)	2002	2003	2004	2004(1)	2005(1)
	(dollars in thousands)
Net earnings (loss)	$20,760	$(109,914)	$144,929	$83,536	$982,386	$398,516	$610,292
Cumulative effect of change in accounting principle	—	—	—	1,541	—	—	—
Minority interest	5,837	(2,819)	8,855	4,262	4,727	7,729	3,022
Income taxes	106,627	46,942	(88,496)	120,129	433,758	171,923	252,870
Interest expense	162,279	171,242	128,747	117,009	107,904	63,639	44,812
Interest capitalized	(11,012)	(9,600)	(8,220)	(5,563)	(10,681)	(4,545)	(6,260)
Interest income	(10,590)	(23,194)	(4,097)	(5,198)	(8,348)	(3,625)	(8,490)
Depreciation, amortization and depletion	160,729	165,901	157,608	177,058	192,586	95,300	131,511
EBITDA	$434,630	$238,558	$339,326	$492,774	$1,702,332	$728,937	$1,027,757

(1)
Financial information for the years ended December 31, 2000 and 2001 and for the six months ended June 30, 2004 and 2005 is unaudited.

Considerations Relating to Section 404 of the Sarbanes-Oxley Act of 2002

        As required by Section 404 of the Sarbanes-Oxley Act of 2002, Southern Copper Corporation completed the Section 404 certification process for the year ended December 31, 2004, in relation to its stand-alone financial statements for that period prior to its acquisition of Minera México. Minera México did not conduct a Section 404 certification process for the year ended December 31, 2004, since it was exempt from the requirements as a foreign private issuer. Minera México will not undertake the certification process as a stand-alone company because it is no longer a registrant under the Securities Exchange Act of 1934. Therefore, the Minera México accounts reflected in the Audited Combined Financial Statements in this prospectus were not required to be subject to the Section 404 certification process and were not certified under Section 404.

INDUSTRY

Copper Overview

        Copper is the world's third most widely used metal and is an important component of the world's infrastructure. Its unique chemical and physical properties, including high electrical conductivity and resistance to corrosion, as well as excellent malleability and ductility, have made it a superior material for use in the electricity, telecommunications, building construction, transportation and industrial machinery industries. Copper is also an important metal in non-electrical applications such as plumbing, roofing and, when alloyed with zinc to form brass, in many industrial and consumer applications. Its industrial importance has also been extended by the ease with which it combines with other metals. Tin and zinc have been the principal alloying elements, but there are now many others (including aluminum, beryllium, chromium and manganese) that form alloys with special mechanical and physical properties.

        Copper is mined from ore bodies that typically contain small traces of the metal in finely disseminated particles. Sulfide and oxide ores require different treatment processes, but in both cases the starting point is the same: the extraction of the material from an open-pit or underground mine, which requires fragmentation and transportation of the material that has been previously identified by geological surveys. Fragmentation is accomplished by a blasting process using explosives in order to produce a fracturing of the rock. The mineral is then transported from the open pit to processing sites using trucks, trains and conveyor belts. The ore may then be processed as follows:

  •
  The Flotation Process:    After being milled to the consistency of fine sand, sulfide ore is fed into tanks that are filled with a solution capable of forming a froth. Air is then pumped into each tank to bring this froth to the surface. The copper sulfide particles adhere to this froth, which is separated from the waste, the majority of which sinks to the bottom of the tank. The product of flotation is called concentrate. It usually has a copper grade that ranges between 20% and 45%, as well as some very low silver and gold values. Concentrate is then smelted to produce blister or anodes of copper which are further refined to produce cathodes containing 99.99% copper.

  •
  The Solvent Extraction/Electrowinning (SX/EW) Process:    The SX/EW process provides an economical way to treat low grade deposits. Ground ore is stacked together and acid is delivered to the top of the stack. As the acid percolates through the stack, the copper is dissolved and the solution is collected as runoff at the bottom of the stack. This solution is purified by solvent extraction that involves the selective transfer of the copper solution into an organic liquid. Electrolysis is then utilized to plate the high purity copper onto stainless steel, producing cathodes containing 99.999% copper.

        Following production of copper cathode by either of these processes, copper is then processed in various ways to produce a variety of end products. We describe these processes, as applied in our facilities, in "Business—Copper and Molybdenum Extraction Processes."

Copper Industry

        The copper industry has undergone a significant amount of restructuring and consolidation over the last few years. The top five and the top ten producers now control approximately 41% and 60%, respectively, of the global supply. Better control over supply has contributed to stronger industry fundamentals. During 2004, inventory levels fell to 16-year lows. The estimated 2003 global copper production rankings of the ten largest copper mining companies are as follows:

Company	Copper(kt)	Share(%)
Codelco (Corporación Nacional del Cobre de Chile)	1,875	13.8
Phelps Dodge Corporation	1,059	7.8
BHP Billiton Group	994	7.3
Rio Tinto Group	836	6.1
Anglo American plc	781	5.7
Southern Copper Corporation(1)	718	5.3
KGHM Polska Mied S.A.	555	4.1
Freeport-McMoRan Copper & Gold Inc.	533	3.9
Norilsk Nickel Group	451	3.3
Noranda Inc.	328	2.4
Other	5,470	40.2
World Total	13,600	100%

Source: United States Geological Survey

Key: kt = thousands of tons

(1)
Refers to our Company following the April 1, 2005 acquisition of our Minera México subsidiary.

Trends in Copper Demand

        Global economic development is a principal factor that creates demand for copper. The demand is driven by the increasing intensity of use in traditional copper consuming products, as well as by the development of new products in which copper is incorporated.

        According to certain mining consultants, global copper consumption is expected to grow by 4.4% in 2005 and 3.9% in 2006, from approximately 16.9 million tons in 2004 to approximately 18.4 million tons in 2006. The greatest overall increases in copper demand are expected to come from rapidly developing nations experiencing high levels of economic growth, notably China. Other Asian and perhaps eastern European countries are also expected to have economies with a growing demand for copper going forward. The large populations of the developing countries create significant demand for consumer products as access to electrical power and general improvements in living standards are achieved. Plumbing supplies, telecommunication devices, electrical appliances, automobiles and air conditioners are typical consumer products that utilize significant amounts of copper. Annual copper consumption per capita in the developing nations is very low by comparison to developed countries and, given their large populations, a modest increase in per capita consumption is expected to result in a large increase in overall copper demand.

        Copper can be divided into three main product groups: copper wire rod, copper products (including, for example, copper sheet, strip and tube) and copper alloy products. These copper products are consumed in five broad sectors: construction, electric and electronic products, industrial machinery and equipment, transportation equipment and consumer and general products, each as described below.

        Construction generates the largest single demand sector and accounted for approximately 37% of total copper demand in 2004. The main products consumed in this industry include building wire, power cable, copper plumbing and air conditioning tube, copper sheet and alloy products. Other copper and copper alloy products consumed by the construction sector include copper strip, rods, bars and sections, as well as brass products. Copper sheet is used for roofing, eaves, gutters and drainpipes. Rods are used for building fixtures and fittings.

        Electrical and electronic products is copper's second largest sector in terms of consumption, accounting for approximately 26% of total copper demand in 2004. These products include telecommunication cables, power cables, transformer windings, semiconductors and motors for heavy appliances. Although fiber optic cables have largely become a substitute for copper cables, the high cost of fiber optic cables has helped copper telecommunications cable to remain the preferred link between central networks and consumers.

        Industrial machinery and equipment is the third largest consuming sector, accounting for approximately 15% of total copper consumption in 2004. Various products supply this sector that includes equipment and machinery, industrial valves and fittings, off-highway vehicles and heat exchangers.

        Transportation equipment is a sector that accounted for approximately 11% of total copper consumption in 2004. Applications include the automotive, marine and aircraft/aerospace sectors. It is within the automotive sector that developments of new copper applications have been most concentrated in recent years. Prior to 1930, copper and brass, having excellent pressure-containing and anti-corrosion characteristics, were favored materials for use in brake tubing. Although furnace-brazed steel tubing has become a lower cost substitute, copper has re-gained some of its lost market share through the introduction of a copper-nickel alloy that is more resistant to corrosion by mud and salt.

        Consumer and general products accounted for approximately 11% of total copper consumption in 2004. The three primary types of products that constitute this sector are various electrical appliances, military ordinance and coinage.

Trends in Copper Supply

        Mine production is the principal source of the world's copper supply, amounting to 14.5 million tons of output in 2004, with recycling of copper scrap amounting to only 1.6 million tons in 2004. Latin America is the largest contributor to mine production and accounts for 45% of this copper, followed by Eastern Europe at 19%, Oceania at 18% and North America at 12%.

        High copper prices in the mid-1990s resulted in the development of a significant number of large copper mines that, by the late 1990s, materially increased the copper supply at a time of weakening demand resulting from a global economic slowdown. The resulting low copper prices precipitated a reduction in new mine development projects that has resulted in global supply lagging demand, which demand is being driven by China-led Asian economic growth. The lack of new large mines and the fact that average grades at existing mines have been declining over the past few years have helped to keep the market in a supply deficit. This supply deficit is expected to continue through at least 2005 as new supply sources cannot be rapidly developed to meet the forecast demand.

Copper Market Conditions

        Historically, the price of copper has been both volatile and cyclical, a reflection of current and expected economic conditions and the supply of and demand for copper.

        During the 1980s and 1990s, copper prices averaged, on an annual basis, approximately U.S.$0.84 per pound and U.S.$1.01 per pound, respectively. The price of copper has increased considerably over the past few years since its 15-year low reached in November 2001, particularly since March 2003 when significant appreciation of the metal commenced.

        The graph below shows copper prices over the past five years.

Source: Bloomberg LP, LME Copper Spot Price (U.S. dollars per pound)

        We believe factors contributing to the current strength of copper prices include:

  •
  Reduced supply and low inventory levels.    Reduction in new mine development, declining grades at existing mines and discipline among existing producers in not expanding production have all contributed to a current supply deficit. This has been aided by the significant restructuring and consolidation in the industry over the past few years. Current inventories of copper held by producers and commodity exchanges are at historically low levels. When copper inventories are low, higher copper prices generally result.

  •
  Increased demand, especially from China.    Increases in worldwide industrial production as well as increased use of copper in developing countries have led to recent increases in demand for copper. China's growth in copper consumption, which accounted for approximately 40% of the increase in global market consumption of copper in 2004, has been a significant contributor to demand. Demand has also benefited from a recovery in the U.S. manufacturing sector. As producers' and commodities exchanges' inventories have decreased and industrial production and consumer confidence have increased, end users have increased their business inventories of copper as they have realized the need to have copper available, particularly on short notice.

  •
  Weakening U.S. dollar.    There has been a strong inverse correlation over time between copper prices and U.S. dollar exchange rates. Approximately 92% of copper production occurs in regions where the local currency is not the U.S. dollar. Production economics for producers and the impact of raw materials costs on consumers in these regions change with movements in the exchange rate of the U.S. dollar against these regions' currencies. The current weakness of the U.S. dollar has had a significant upward impact on the price of copper in U.S. dollars.

        These factors, which are all interdependent and impact prices to varying degrees, are reflected in the current market price of copper. Changes to any one of these factors will impact prices in the future.

Molybdenum Overview

        Molybdenum is a metal used primarily as an alloying agent in steel, cast iron and superalloys to enhance material properties, including hardenability, strength, toughness and corrosion resistance. For similar purposes, it is also frequently used in combination with chromium, niobium, manganese, nickel and tungsten. The metal further serves as an additive in chemical applications, such as catalysts, lubricants and pigments. There are few viable substitutes for molybdenum in its major applications.

        Molybdenum is mainly found naturally in conjunction with sulfide minerals of other metals, notably copper. It is mined from ore bodies that contain the metal in grades typically between 0.01% and 0.50%. Reserves and production capacity are largely concentrated in only a few countries of the world. The United States Geological Survey reports that the United States, China and Chile accounted for approximately 75% of the estimated global production of molybdenum in 2004 and currently possess approximately 85% of the estimated world reserves.

        Prices for molybdenum increased for the third consecutive year in 2004, averaging U.S.$16.41 per pound as demand continued to increase. We believe this increase in demand is largely attributable to higher levels of steel production and consumption in China and was further enhanced by substitution of higher priced nickel-bearing stainless steel with lower cost duplex stainless steel, which contains higher levels of molybdenum.

Metals Prices

        Prices for metals that we mine are established on the Commodities Exchange, Inc., or COMEX, in New York and the London Metal Exchange, or LME, the two most important metal exchanges globally. These exchanges broadly reflect the worldwide balance of supply and demand of metals. The profitability of our operations is dependent on, and our financial performance is significantly affected by, the international market prices for the metals we produce, especially copper, molybdenum, zinc and silver. Metals prices have historically been subject to wide fluctuations and are affected by numerous factors beyond our control. In addition, the market prices of certain metals have on occasion been subject to rapid short-term changes due to speculative activities.

        The following graphs show molybdenum, zinc, silver and gold prices over the past five years:

Molybdenum Prices	Zinc Prices

Source: Bloomberg LP, Metal Bulletin Price, (U.S. dollars per pound)	Source: Bloomberg LP, LME Zinc Spot Price (U.S. dollars per pound)
Silver Prices	Gold Prices

Source: Bloomberg LP, Silver Spot Price (U.S. dollars per ounce)	Source: Bloomberg LP, Gold Spot Price (U.S. dollars per ounce)

BUSINESS

        Many of the terms used in this section, including "reserves," "proven reserves" and "probable reserves," are defined in the glossary of mining terms, beginning on page A-1.

Company Overview

Overview

        We are a leading integrated producer of copper, molybdenum, zinc and silver. All of our mining, smelting and refining facilities are located in Peru and in Mexico and we conduct exploration activities in those countries and Chile. See "—Copper and Molybdenum Extraction Process—Production Facilities—Mining Operations" for the locations of our principal mines, smelting facilities and refineries. Our operations make us the largest mining company in Peru and also in Mexico. We are the largest publicly traded copper mining company in the world based on reserves and the fifth largest copper mining company in the world based on 2004 sales. We were incorporated in Delaware in 1952 and have conducted copper mining operations since 1960. Since 1996, our common stock has been listed on both the New York Stock Exchange and the Lima Stock Exchange.

        Our Peruvian copper operations involve mining, milling and flotation of copper ore to produce copper concentrates, the smelting of copper concentrates to produce blister copper and the refining of blister copper to produce copper cathodes. We also produce refined copper using SX/EW technology. We operate the Toquepala and Cuajone mines high in the Andes, approximately 984 kilometers southeast of the city of Lima, Peru. We also operate a smelter and refinery west of the Toquepala and Cuajone mines in the city of Ilo, Peru.

        Our Mexican operations are conducted through our Minera México subsidiary, which we acquired on April 1, 2005. Minera México engages principally in the mining and processing of copper, zinc, silver, gold, lead and molybdenum. Minera México operates through subsidiaries that are grouped into three separate units. Mexcobre (together with its subsidiaries, the "Mexcobre Unit") operates an open-pit copper mine, a copper ore concentrator, an SX/EW refinery and a smelter, refinery and rod plant. Mexcananea (together with its subsidiaries, the "Cananea Unit") operates an open-pit copper mine, which is located at the site of one of the world's largest copper ore deposits, a copper concentrator and two SX/EW refineries. Industrial Minera México, S.A. de C.V. ("Immsa") and Minerales Metálicos del Norte, S.A. (together with Immsa and its subsidiaries, the "Immsa Unit") operate five underground mines that produce zinc, copper, silver and gold, a coal and coke mine and several industrial processing facilities for zinc and copper.

        We utilize many up-to-date mining and processing methods, including global positioning systems and computerized mining operations. Our operations have a high level of vertical integration that allows us to manage the entire production process, from the mining of the ore to the production of refined copper and other products and most related transport and logistics functions, using our own facilities, employees and equipment.

        The sales prices for our products are largely determined by market forces outside of our control. For additional information on the pricing of the metals we produce, see "Industry—Metals Prices." Our management, therefore, focuses on cost control and production enhancement to improve profitability. We achieve these goals through capital spending programs, exploration efforts and cost reduction programs. Our focus is on seeking to remain profitable during periods of low copper prices and maximizing results in periods of high copper prices.

Our Organizational Structure

        The following is a chart describing Grupo México's ownership of us and our ownership of our recently acquired Minera México subsidiary. For clarity of presentation, the chart identifies only principal subsidiaries and eliminates intermediate holding companies.

        We are a majority-owned, indirect subsidiary of Grupo México. Through its wholly-owned subsidiaries, Grupo México currently owns approximately 75.1% of our capital stock. Grupo México's principal business is to act as a holding company for shares of other corporations engaged in the mining, processing, purchase and sale of minerals and other products and railway and other related services.

        We conduct our operations in Peru through a registered branch (the "SPCC Peru Branch"). The SPCC Peru Branch comprises substantially all of our assets and liabilities associated with our copper operations in Peru. The SPCC Peru Branch is not a corporation separate from us and, therefore, obligations of SPCC Peru Branch are direct obligations of SCC and vice-versa. It is, however, an establishment, registered pursuant to Peruvian law, through which we hold assets, incur liabilities and conduct operations in Peru. Although it has neither its own capital nor liability separate from us, it is deemed to have equity capital for purposes of determining the economic interests of holders of our investment shares.

        On April 1, 2005, we acquired Minera México, the largest mining company in Mexico on a stand-alone basis, from AMC, a subsidiary of Grupo México, our controlling stockholder. Minera México is a holding company and all of its operations are conducted through subsidiaries that are grouped into three separate units: (i) the Mexcobre Unit, (ii) the Cananea Unit and (iii) the Immsa Unit. We now own 99.95% of Minera México.

        With the acquisition of Minera México, we determined that to best manage our business we needed to focus on three operating segments. These segments are our Peruvian operations, our Mexican open-pit operations and our Mexican underground mining polymetallic operations, known as our IMMSA unit. Our Peruvian operations include the Toquepala and Cuajone mine complexes and the smelting and refining plants, industrial railroad and port facilities which service both facilities. Our Mexican open-pit operations include the La Caridad and Cananea mine complexes and smelting and refining plants and support facilities which service both complexes. Our IMMSA unit includes five underground mines that produce zinc, copper, silver and gold, a coal and coke mine, and several industrial processing facilities for zinc and silver.

Competitive Strengths

        Second largest copper reserves in the world.    We have an estimated 44.9 million tons of proven and probable copper reserves, the second largest copper reserves in the world and the largest copper reserves of any publicly-traded company.

        Highly integrated copper production.    We are a highly integrated producer of copper which enables us to maintain high smelter utilization, achieve pricing premiums through value-added copper products and reduce our reliance on third parties for treatment and refinery services. For example, our Cananea and La Caridad mines provide a stable and secure source of copper concentrate for our La Caridad complex, our Cuajone and Toquepala mines supply our Ilo complex and our underground mines provide zinc and copper concentrate for our San Luis Potosí complex. Our integrated operations enable us to have significant economies of scale with reduced costs and earnings volatility.

        A portfolio of low-cost operations.    Our copper mines are well positioned from a cost perspective. In addition to our integrated operations, we believe we benefit from other advantages that contribute to making us a low-cost producer of copper and other metals. These include the relatively high quality of our reserves and the proximity of many of our operations to each other.

        Diversified mix of operations.    We operate four copper mines, with no one mine contributing more than 28% of our total mine production during 2004. We also operate three metallurgical complexes. We believe this diversity of operations reduces the impact of a major mine failure or labor disruptions at any one operation. We offer a diverse product mix that includes molybdenum, a byproduct of our copper mining operations, as well as other byproduct metals, such as zinc and silver. We believe we are one of the world's largest producers of molybdenum. Further, our operations and reserves are balanced between Peru and Mexico, countries with a tradition of mining and well-established mining laws.

        Significant organic growth prospects that can be financed with internal funds.    We have identified a number of potential development projects that we believe can be implemented to increase our future production capacity without major investments. These development projects, which include several brownfield projects that together could increase our production capacity by an estimated 88,000 tons (or approximately 12% of our current capacity) of copper per year, can be financed by internally generated funds and can be implemented within two to three years. We also have identified other potential brownfield and greenfield projects at our properties in Peru and Mexico and are currently conducting exploration activities in Peru, Mexico and Chile.

        Management team with a track record of success over our long operating history.    Our senior managers have an average of 20 years of experience with our Company or its predecessors. Our senior managers have successfully led the Company in varied economic conditions and have a track record of improving operating efficiency and reducing costs.

Business Strategies

        Our objective is to increase earnings and cash flow growth in varied market conditions. We seek to achieve this objective by focusing on the following strategies:

        Growing and expanding our operations.    We intend to further realize the potential of our existing operations by expanding our production capacity and reserves, as well as exploring and developing promising mineral deposits. We believe that our existing operations have significant growth potential that can be financed principally through internally generated cash flows. We also intend to supplement internal growth by selectively pursuing value-enhancing acquisition opportunities.

        Continuing our focus on copper.    We are primarily a copper producer, with approximately 68.1% of our 2004 revenues derived from copper production. We intend to continue to focus principally on the production of copper. Our earnings and cash flows are highly sensitive to movements in the price of copper, and we estimate that a U.S.$0.01 per pound increase in the price of copper would generate approximately U.S.$15.6 million of additional operating income based on our 2004 total production.

        Improving the cost position of our operations.    We are focused on improving our cost structure in order to maintain our profitability throughout the commodity price cycle and to generate cash flow to fund attractive investment opportunities. We seek to lower costs by (i) improving economies of scale through production expansions, (ii) investing selectively in new equipment and advanced production technologies, such as SX/EW, and (iii) fully utilizing our metallurgical facilities to capture processing margins and premiums.

        Maintaining a relatively conservative capital structure.    As of June 30, 2005, we had a cash balance of U.S.$471.2 million and total debt of U.S.$1.11 billion, giving us a net debt position of U.S.$640.5 million and a ratio of net debt to net debt plus stockholders' equity of 17.7%. We recently announced a quarterly dividend of U.S.$1.043 per share payable on August 19, 2005. We intend to use substantially all the net proceeds of this offering to repay certain of our outstanding indebtedness, as described in "Use of Proceeds." We seek to maintain a relatively conservative level of financial leverage with the goal of enabling us to minimize our borrowing costs, to be opportunistic regarding growth projects and strategic investments and acquisitions and to reduce financial risks during market downturns.

Reserves

Reserves Analysis

        Pursuant to SEC guidance, the reserves information in this prospectus is calculated using average metals prices over the most recent three years unless otherwise stated. We refer to these three-year average metals prices as "current average prices." Our current average prices for copper are calculated using prices quoted by COMEX, and our current average prices for molybdenum are calculated according to Platts Metals Week. Unless otherwise stated, reserves estimates in this prospectus use U.S.$0.939 per pound for copper and U.S.$8.425 per pound for molybdenum, both current average prices as of December 31, 2004. The current average prices for copper and molybdenum were U.S.$0.751 and U.S.$3.81 as of December 31, 2003 and U.S.$0.760 and U.S.$2.88 as of December 31, 2002.

        For purposes of our long-term planning, our management uses metals price assumptions of U.S.$0.90 per pound for copper and U.S.$4.50 per pound for molybdenum. These prices are intended to approximate average prices over the long term. Our management uses these price assumptions as it believes these prices reflect the full price cycle of the metals market.

        For SCC, commencing in 2003, we have used reserves estimates based on current average prices to determine the amount of mine stripping that is capitalized, units of production amortization of capitalized mine stripping and amortization of intangible assets. In calculating such items in the case of our Minera México subsidiary for periods prior to 2005 and for periods prior to 2003 for SCC, we have used reserves estimates based on the longer-term price assumptions discussed above.

        We periodically reevaluate estimates of our ore reserves, which represent our estimate as to the amount of unmined copper remaining in our existing mine locations that can be produced and sold at a profit. These estimates are based on engineering evaluations derived from samples of drill holes and other openings, combined with assumptions about copper market prices and production costs at each of our mines. We cannot assure you that the reserve estimates included in this prospectus are correct, whether based on current average prices, the longer-term prices used by our management or otherwise.

        For more information regarding our reserve estimates, see "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Critical Accounting Policies and Estimates—Ore Reserves" and "Risk Factors—Risks Relating to Our Business Generally—Our actual reserves may not conform to our current estimates of our ore deposits."

Copper and Molybdenum Reserves By Site

        The table below details our copper and molybdenum reserves as estimated at December 31, 2004. Pursuant to SEC guidance, the reserves information in this prospectus is calculated using average metals prices over the most recent three years, unless otherwise stated. We refer to these three-year average metals prices as "current average prices." Our current average prices for copper are calculated using prices quoted by COMEX, and our current average prices for molybdenum are calculated according to Platts Metals Week. Unless otherwise stated, reserves estimates in this prospectus use U.S.$0.939 per pound for copper and U.S.$8.425 per pound for molybdenum, both current average prices as of December 31, 2004. The current average prices for copper and molybdenum were U.S.$0.751 and U.S.$3.81, respectively, as of December 31, 2003 and U.S.$0.760 and U.S.$2.88, respectively, as of December 31, 2002.

							Sensitivity to 20% Change in Metals Prices(3)
	Cuajone Mine(1)	Toquepala Mine(1)	Cananea Mine(1)	La Caridad Mine(1)	Total Open-Pit Mines	Immsa(2)	Increase 20%	Decrease 20%
Mineral Reserves
Metal prices:
Copper ($/lb.)	$0.939	$0.939	$0.939	$0.939	$0.939	$0.939	$1.127	$0.751
Molybdenum ($/lb.)	$8.425	$8.425	$8.425	$8.425	$8.425	$8.425	$10.11	$6.74
Cut-off grade	0.356%	0.365%	0.287%	0.325%	—	—
Sulfide ore reserves (thousands of tons)	1,395,244	1,382,678	2,524,785	555,747	5,858,454	32,601	7,802,175	3,089,664
Average grade:
Copper	0.616%	0.665%	0.571%	0.427%	0.590%	0.53%	0.538%	0.662%
Molybdenum	0.020%	0.036%	—	0.025%	0.027%	—	0.026	0.029
Leachable material (thousands of tons)	22,763	1,887,267	1,403,481	1,197,053	4,510,564	—	4,811,687	2,793,729
Leachable material grade	0.424%	0.203%	0.278%	0.195%	0.225%	—	0.203%	0.268%
Waste (thousands of tons)	2,956,952	3,755,389	3,392,097	268,532	10,372,970	—	12,404,681	5,054,128
Total material (thousands of tons)	4,374,959	7,025,334	7,320,363	2,021,332	20,741,988	—	25,018,543	10,937,521
Stripping ratio	2.14x	4.08x	1.90x	2.64x	2.54x	—	2.21x	2.54x
Leachable material
Reserves in stock (thousands of tons)	25,137	790,462	553,599	435,635	1,804,833	—	1,804,833	1,804,833
Average copper grade	0.478%	0.139%	0.279%	0.250%	0.214%	—	0.214%	0.214%
In-pit reserves (thousands of tons)	22,763	1,887,267	1,403,481	1,197,053	4,510,564	—	4,811,687	2,793,729
Average copper grade	0.424%	0.203%	0.278%	0.195%	0.225%	—	0.203%	0.243%
Total leachable reserves (thousands of tons)	47,900	2,677,729	1,957,680	1,632,688	6,315,997	—	6,616,520	4,598,562
Average copper grade	0.452%	0.184%	0.278%	0.210%	0.222%	—	0.184%	0.247%
Copper contained in ore reserves (thousands of tons)(4)	8,691	13,026	18,318	4,707	44,742	173	51,728	27,255

(1)
The Cuajone, Toquepala, Cananea and La Caridad concentrator recoveries calculated for these reserves were 83.8%, 90.3%, 81.0% and 78.4%, respectively, obtained by using recovery formulas according to the different milling capacities and geo-metallurgical zones.

(2)
The Immsa Unit includes the Charcas, Santa Bárbara, San Martin, Santa Eulalia and Taxco mines. The information above does not include information for the Santa Eulalia mine as it was recently reopened.

(3)
In preparing the sensitivity analysis, we recalculated our reserves based on the assumption that current average metal prices were 20% higher and 20% lower, respectively, than the actual current average prices for year-end 2004. Reserve results of this sensitivity analysis are not proportional to the increase or decrease in metal price assumptions.

        The analysis above does not include our Immsa Unit's underground mines, for which the sensitivity analysis is as follows:

	Sensitivity to 20% Change in Metals Prices
	Increase 20%	Decrease 20%
Sulfide ore reserves (thousands of tons)	39,893	23,366
Average grade copper	0.51%	0.62%
Copper contained (thousands of tons)	203	145
(4)
Copper contained in ore reserves for open-pit mines is (i) the product of sulfide ore reserves and the average copper grade plus (ii) the product of in-pit leachable reserves and the average copper grade. Copper contained in ore reserves for underground mines is the product of sulfide ore reserves and the average copper grade.

        The following is the average drill-hole spacing for proven and probable sulfide reserves:

	As of December 31, 2004
	Proven	Probable
	(average spacing in meters)
Cuajone	80.1	125.2
Toquepala	74.3	119.3
Cananea	52.0	100.9
La Caridad	47.6	100.8

        The table below details our copper and molybdenum reserves as of December 31, 2004 calculated based on long-term price assumptions of, U.S.$0.90 for copper and U.S.$4.50 for molybdenum.

	Cuajone Mine	Toquepala Mine	Cananea Mine	La Caridad Mine	Total Open-Pit Mines	Immsa(1)
Mineral Reserves
Metal prices:
Copper ($/lb.)	$0.90	$0.90	$0.90	$0.90	$0.90	$0.90
Molybdenum ($/lb.)	$4.50	$4.50	$4.50	$4.50	$4.50	$4.50
Sulfide ore reserves (thousands of tons)	1,093,833	597,817	1,975,309	584,312	4,251,271	59,723
Average grade:
Copper	0.636%	0.734%	0.609%	0.429%	0.609%	0.46%
Molybdenum	0.020%	0.042%	—	0.025%	0.027%	—
Leachable material
Reserves in stock (thousands of tons)	25,137	790,462	553,599	435,635	1,804,833	—
Average copper grade	0.478%	0.139%	0.279%	0.250%	0.213%	—
In-pit reserves (thousands of tons)	32,211	941,767	2,517,149	871,844	4,362,971	—
Average copper grade	0.344%	0.218%	0.267%	0.188%	0.241%	—
Total leachable reserves (thousands of tons)	57,348	1,732,299	3,070,748	1,307,479	6,167,874	—
Average copper grade	0.403%	0.182%	0.269%	0.209%	0.233%	—
Copper contained in ore reserves (thousands of tons)(2)	7,068	6,441	18,750	4,146	36,405	275

(1)
The Immsa Unit includes the Charcas, Santa Bárbara, San Martín, Santa Eulália and Taxco mines. The information above does not include information for the Santa Eulalia mine as it was recently reopened.

(2)
Copper contained in ore reserves for open-pit mines is (i) the product of sulfide ore reserves and the average copper grade plus (ii) the product of in-pit leachable reserves and the average grade of copper. Copper contained in ore reserves for underground mines is the product of sulfide ore reserves and the average copper grade.

Overview of Block Model Reconciliation Process

        We apply the following block model to mill reconciliation procedure.

        The following stages are identified in the Cuajone, Toquepala, Cananea and La Caridad mines:

          (i)    The mine geologists gather the necessary monthly statistical data from our information system ("SRP"), which provide ore tons milled and ore grades in the concentrator.

          (ii)   Mined areas are topographically determined and related boundaries are built.

          (iii)  Using the "interactive planner" option in our mining software (Minesight), ore metric tons and grades are calculated inside mined areas over the block model. At this point the current cut-off grade is considered.

          (iv)  In the final stage, accumulated tons mined, weighted average grade for ore material and leach is compared with data coming from our SRP system.

        Tonnage (in thousands) and grade reconciliation for 2004 are as follows:

	Long Range Model		Mill		Variance
Mine	Tons (thousands)	% Copper	Tons (thousands)	% Copper	Tons (thousands)	% Copper
Cuajone	29,744	0.802	29,371	0.789	373	0.013
Toquepala	21,261	0.838	21,825	0.817	(564)	0.021
Cananea	25,768	0.573	20,314	0.575	5,454	(0.002)
La Caridad	29,343	0.480	27,574	0.504	1,769	(0.024)

Customers and End Markets

        The metallurgical market prices for our products are characterized by cyclicality, little product differentiation and strong competition. In general, the market prices for our products are influenced by production costs of worldwide competitors, worldwide economic conditions, world supply/demand balances, inventory levels, the U.S. dollar exchange rate and other factors. We compete directly or indirectly with many producers throughout the world primarily in respect of our main products—copper, molybdenum and zinc. The copper concentrate and metal market is characterized by a few large mining and smelting companies, such as Corporación Nacional del Cobre de Chile (Codelco), Phelps Dodge Corporation, BHP Billiton Group, Rio Tinto Group and Anglo American plc. See "Industry—Copper Overview—Copper Industry."

        Competition in the copper market is principally on a price and service basis, with price being the most important consideration when supplies of copper are ample. Our metal products also compete with other materials, including aluminum and plastics, that can be used in similar applications by end users. Competition in the molybdenum market is also principally on a price and service basis, with price being the most important consideration when supplies of molybdenum are ample. Zinc prices also are affected by the demand for end-use products, such as anti-corrosion coating on steel, precision components, construction material, brass, pharmaceuticals and cosmetics.

        We sell copper, as well as molybdenum, zinc, silver, gold and sulfuric acid as byproducts. There is limited seasonality in our sales volumes. We ship a significant portion of our products to our customers on a monthly basis at a constant rate and volume throughout the year under annual or longer-term contracts. In addition, we sell copper, silver and gold on a spot-sale basis. Our sales are based on U.S. dollar prices and we accept payment only in U.S. dollars, except that our Minera México subsidiary accepts both U.S. dollar payment and payment in pesos equivalent to the U.S. dollar price. Final sales prices are determined based on prevailing commodity prices for the quotation period, generally being the month of, the month prior to or the months following the actual or contractual month of shipment or delivery according to the terms of the contract.

        In 2002, 2003 and 2004, our largest customer accounted for approximately 6.9%, 6.7% and 10.7%, respectively, of our sales. Additionally, our top five customers in each of 2002, 2003 and 2004 collectively accounted for approximately 25.8%, 26.5% and 33.7%, respectively, of our sales. See "Risk Factors—Risks Relating to Our Business Generally—The loss of one of our large customers could have a negative impact on our results of operations."

        In 2004, copper constituted approximately 68.1% of our sales. Our top five customers for copper in 2004 were Industrias Unidas, S.A. de C.V. (IUSA) (through Gerald Metals Inc.), Gerald Metals Inc.,

Mitsui & Co. Metals, Ltd., Cobre de México and Nacional de Cobre S.A. de C.V., which together purchased 39.8% of our total copper sold.

        We have qualified and registered our copper cathode products with the LME which will permit us to sell copper cathodes directly to the LME as a buyer of last resort.

        The following table shows sales to our top five copper customers in 2003 and 2004:

Top Five Copper Customers
(dollars in thousands)

	Year Ended December 31,
Customer
	2003	2004
IUSA(1)	$106,300	$250,300
Gerald Metals Inc.(2)(3)	—	167,921
Mitsui & Co.Metals, Ltd.	82,373	155,880
Cobre de México	52,400	134,700
Nacional de Cobre, S.A. de C.V.	74,900	131,400
Pirelli Cables & Systems, S.A.(4)	41,873	—
Total	$357,846	$840,201

(1)
Copper purchased by IUSA is sold through Gerald Metals Inc.

(2)
Copper purchased by Gerald Metals Inc. for its own account.

(3)
Not a top five copper customer in 2003.

(4)
Not a top five copper customer in 2004.

        In 2004, molybdenum constituted approximately 20.9% of our sales. Our top five customers for molybdenum in 2004 were Molibdenos y Metales, S.A., Molimex, S.A. de C.V., Derek Raphael & Company Limited, Sadaci NV, and Comsup Commodities, Inc., which together purchased 93% of our total molybdenum sold in 2004.

        The following table shows sales to our top five molybdenum customers in 2003 and 2004:

Top Five Molybdenum Customers
(dollars in thousands)

	Year Ended December 31,
Customer
	2003	2004
Molibdenos y Metales S.A.	$84,707	$333,623
Molimex, S.A. de C.V.	32,100	123,312
Derek Raphael & Company Limited	8,462	63,634
Sadaci NV	11,669	51,435
Comsup Commodities, Inc.(1)	—	27,043
Chemetal G.E.S.(2)	3,200	—
Total	$140,138	$599,047

(1)
Not a top five molybdenum customer in 2003.

(2)
Not a top five molybdenum customer is 2004.

        In 2004, zinc constituted approximately 4.1% of our sales. Our top five customers for zinc in 2004 were Corporación FAEZA, S.A. de C.V., Nacional de Cobre, S.A. de C.V., IUSA, United States Steel Corporation and USS-Posco Industries, which together purchased 32.2% of our total zinc sold in 2004.

        In 2004, silver constituted approximately 4.1% of our sales and gold, lead and other metals (excluding copper, molybdenum and zinc) constituted approximately 2.8% of our sales.

        Over the past several years, our product sales mix based on volume has typically remained very stable among copper, molybdenum, zinc, silver, lead, gold and the other metals we produce. However, as a result of fluctuations in metals prices, our revenue mix has changed from year to year. The following table shows our revenue mix for 2004.

Sales Distribution 2004
(dollars in thousands)

	United States	Europe	Mexico	Latin America(1)	Asia	Peru	Total ($)	Total (%)
Copper	$915,559	$516,424	$383,981	$102,593	$156,029	$34,291	$2,108,877	68.1%
Molybdenum	47,289	137,007	127,829	335,269	—	23	647,417	20.9
Zinc	48,848	4,325	70,601	3,435	—	—	127,209	4.1
Silver	69,647	3,144	16,316	22,943	14,179	976	127,205	4.1
Lead	—	—	16,398	—	1,084	—	17,482	0.6
Gold	6,182	—	5,209	—	2,919	2,286	16,596	0.5
Others	18,774	11,697	9,680	3,908	1,689	6,163	51,911	1.7
Total ($)	$1,106,299	$672,597	$630,014	$468,148	$175,900	$43,739	$3,096,697
Total (%)	35.7%	21.7%	20.4%	15.1%	5.7%	1.4%	100.0%

(1)
Excluding Mexico and Peru.

        For a disclosure regarding our net sales, capital expenditures and property, net attributable to our operations in each of Mexico and Peru, see Note 18 to our Audited Combined Financial Statements.

Marketing and Sales

        Our marketing strategy and annual sales planning emphasize developing and maintaining long-term customer relationships, and thus acquiring annual or other long-term contracts for the sale of our products is a high priority. Approximately 91.5% of our metal production for 2004 was sold under annual or longer-term contracts. Sales prices are determined based on prevailing commodity prices for the quotation period, generally being the month of, the month prior to or the months following the actual or contractual month of shipment or delivery, according to the terms of the contract.

        We focus on the ultimate end-user customers as opposed to selling on the spot market or to trading companies. In addition, we devote significant marketing effort to diversifying our sales both by region and by customer base. We strive to provide superior customer service, including just-in-time deliveries of our products. Our ability to consistently fulfill customer demand is supported by our substantial production capacity.

Metals Prices

        Prices for our products are principally a function of supply and demand and are established on the Commodities Exchange, Inc., or COMEX, in New York and the LME the two most important metal exchanges in the world. Our contract prices also reflect any negotiated premiums and the costs of freight and other factors. From time to time, we have entered into hedging transactions to provide partial protection against future decreases in the market price of metals and we may do so under certain market conditions. In 2002, 2003 and 2004, however, we did not enter into any material hedging transactions. We have, however, entered into copper swap contracts in 2005. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosure About Market Risk." For a further discussion of prices for our products, see "Industry—Metals Prices."

Copper and Molybdenum Extraction Processes

        Our operations include open-pit and underground mining, concentrating, copper smelting, copper refining, copper rod production, solvent extraction/electrowinning (SX/EW), zinc refining, sulfuric acid production, molybdenum concentrate production and silver and gold refining. The extraction process is outlined in the chart below, followed by a description of each principal component process.

Open-Pit Mining

        In an open-pit mine, the production process begins at the mine pit, where waste rock, leaching ore and copper ore are drilled and blasted and then loaded onto diesel-electric trucks by electric shovels. Waste is hauled to dump areas and leaching ore is hauled to leaching dumps. The ore to be milled is transported to the primary crushers. Crushed ore is then sent to the concentrator.

Underground Mining

        In an underground mine, the production process begins at the stopes, where copper, zinc and lead veins are drilled and blasted and the ore is hauled to the underground crusher station. The crushed ore is then hoisted to the surface for processing.

Concentrating

        The copper ore from the open-pit primary crusher or the copper, zinc and lead-bearing ore from the underground mines is transported to a concentrator plant where gyratory crushers break the ore into sizes no larger than three-quarters of an inch. The ore is then sent to a mill section where it is ground to the consistency of sand. The finely ground ore is mixed with water and chemical reagents and pumped as a slurry to the flotation separator where it is mixed with certain chemicals. In the flotation separator, reagents solution and air pumped into the floatation cells cause the minerals to separate from the waste rock and bubble to the surface where they are collected and dried.

        If the bulk concentrated copper contains molybdenum it is first processed in a molybdenum plant as described below under "—Molybdenum Production."

Copper Smelting

        Copper concentrates are transported to a smelter, where they are smelted using a furnace, converter and anode furnace to produce either copper blister (which is in the form of cakes with air pockets) or copper anodes (which are cleaned of air pockets). At the smelter, the concentrates are mixed with flux (a chemical substance intentionally included for high temperature processing) and then sent to reverberatory furnaces producing copper matte and slag (a mixture of iron and other impurities). Copper matte contains approximately 65% copper. Copper matte is then sent to the converters, where the material is oxidized in two steps: (i) the iron sulfides in the matte are oxidized with silica, producing slag that is returned to the reverberatory furnaces; and (ii) the copper contained in the matte sulfides is then oxidized to produce copper that, after casting, is called blister copper, containing approximately 99.7% copper, or anodes, containing approximately 99.7% copper. Some of the blister production is sold to customers and the remainder is sent to the refinery.

Copper Refining

        Anodes are suspended in tanks containing sulfuric acid and copper sulfate. A weak electrical current is passed through the anodes and chemical solution and the dissolved copper is deposited on very thin starting sheets to produce copper cathodes containing approximately 99.99% copper. During this process, silver, gold and other metals (for example, palladium, platinum and selenium), along with other impurities, settle on the bottom of the tank. This anodic mud (slime) is processed at a precious metal plant where silver and gold are recovered.

Copper Rod Plant

        To produce copper rods, copper cathodes are first melted in a furnace and then dosified in a casting machine. The dosified copper is then extruded and passed through a cooling system that begins solidification of copper into a 60×50 millimeter copper bar. The resulting copper bar is gradually stretched in a rolling mill to achieve the desired diameter. The rolled bar is then cooled and sprayed with wax as a preservation agent and collected into a rod coil that is compacted and sent to market.

Solvent Extraction/Electrowinning (SX/EW)

        An alternative to the conventional concentrator/smelter/refinery process is the leaching and SX/EW process. During the SX/EW process, certain types of low-grade mineral are leached with sulfuric acid to allow copper content recovery. The acid and copper solution is then agitated with a solvent that contains chemical additives that attract copper ions. As the solvent is lighter than water, it floats to the surface carrying with it the copper content. The solvent is then separated using an acid solution, freeing the copper. The acid solution containing the copper is then moved to electrolytic extraction tanks to produce copper cathodes. Refined copper can be produced more economically (though over a longer period) and from lower grade ore using the SX/EW process instead of the traditional concentrating, smelting and refining process.

Molybdenum Production

        Molybdenum is recovered from copper-molybdenum concentrates produced at the concentrator. The copper-molybdenum concentrate is first treated with a thickener until it becomes slurry with 60% solids. The slurry is then agitated in a chemical and water solution and pumped to the flotation separator. The separator creates a froth that carries molybdenum to the surface but not the copper mineral (which is later filtered to produce copper concentrates of approximately 27%). The molybdenum froth is skimmed off, filtered and dried to produce molybdenum concentrates of approximately 58% contained molybdenum.

Zinc Refining

        Metallic zinc is produced through electrolysis using zinc concentrates and zinc oxides. Sulfur is eliminated from the concentrates by roasting and the zinc oxide is dissolved in sulfuric acid solution to eliminate solid impurities. The purified zinc sulfide solution is treated by electrolysis to produce refined zinc and to separate silver and gold, which are recovered as concentrates.

Sulfuric Acid Production

        Sulfur dioxide gases are produced in the copper smelting and zinc roasting processes. As a part of our environmental preservation program, we treat the sulfur dioxide emissions at two of our Mexican plants and at Peruvian processing facilities to produce sulfuric acid, some of which is, in turn, used for the leaching process, with the rest sold to fertilizer companies located in Mexico, the United States, Chile, Australia and other countries.

Silver and Gold Refining

        Silver and gold are recovered from copper, zinc and lead concentrates in the smelters and refineries, and from slimes through electrolytic refining.

Production Facilities

        The following table sets forth as of December 31, 2004, the locations of production facilities where we use the processes described above, as well as the key production capacity data for each location:

Facility Name	Location	Process	Nominal Capacity(1)	2004 Production	2004 Capacity Utilization
Mining Operations
Cuajone Open-pit Mine	Cuajone (Peru)	Copper Ore Milling and Recovery, Copper and Molybdenum Concentrate Production	87.0 ktpd—Milling	80.8 ktpd	92.8%
Toquepala Open-pit Mine	Toquepala (Peru)	Copper Ore Milling and Recovery, Copper and Molybdenum Concentrate Production	60.0 ktpd—Milling	60.6 ktpd	101.0%
Toquepala SX-EW Plant	Toquepala (Peru)	Leaching, Solvent Extraction and Cathode Electrowinning	56.0 ktpy—Refined	42.1 ktpy	75.2%
Cananea Open-pit Mine	Sonora (Mexico)	Copper Ore Milling and Recovery, Copper Concentrate Production	76.7 ktpd—Milling	73.1 ktpd	95.3%
Cananea SX/EW I, II Plants	Sonora (Mexico)	Leaching, Solvent Extraction and—Refined Cathode Electrowinning	54.8 ktpd (combined)	50.2 ktpy	89.6%
La Caridad Open-pit Mine	Sonora (Mexico)	Copper Ore Milling and Recovery, Copper and Molybdenum Concentrate Production	90.0 ktpd—Milling	75.3 ktpd	83.7%
La Caridad SX/EW Plant	Sonora (Mexico)	Leaching, Solvent Extraction and Cathode Electrowinning	21.9 ktpy—Refined	21.8 ktpy	99.5%
Immsa Underground Mines
Charcas	San Luis Potosí (Mexico)	Copper, Zinc, Lead Milling, Recovery and Concentrate Production	3.7 ktpd—Milled Ore	3.6 ktpd	97.3%
San Martin	Zacatecas (Mexico)		4.1 ktpy—Milled Ore	3.4 ktpy	83.9%
Santa Bárbara	Chihuahua (Mexico)		4.5 ktpd—Milled Ore	4.0 ktpd	88.9%
Santa Eulalia(2)	Chihuahua (Mexico)		0.6 ktpy—Milled Ore	0.0 ktpy	1.1%
Taxco	Guerrero (Mexico)		1.4 ktpy—Milled Ore	1.0 ktpy	68.6%

Processing Operations
Ilo Copper Smelter	Ilo (Peru)	Copper Smelting, Blister Production	1,180 ktpy—Concentrate Feed	1,213 ktpy	102.8%
Ilo Copper Refinery	Ilo (Peru)	Copper Refining	280 ktpy—Refined Cathode	280.7 ktpy	100.2%
Ilo Acid Plant	Ilo (Peru)	Sulfuric Acid	350 ktpy—Sulfuric Acid	390.2 ktpy	111.5%
Ilo Precious Metals Refinery	Ilo (Peru)	Slime recovery and processing, Gold and Silver Refining	0.32 ktpy—Slime	325 tpy	101.6%
La Caridad Copper Smelter	Sonora (Mexico)	Concentrate Smelting, Anode Production	1,000 ktpy—Concentrate Feed	1,062 ktpy	106.2%
La Caridad Copper Refinery	Sonora (Mexico)	Copper Refining	270 ktpy—Copper Cathode	202 ktpy	74.8%
La Caridad Copper Rod Plant	Sonora (Mexico)	Copper Rod Production	150 ktpy—Copper Rod	69.5 ktpy	46.3%
La Caridad Precious Metal Refinery	Sonora (Mexico)	Slime recovery and processing, Gold and Silver Refining	2.9 ktpy—Slime	0.9 ktpy	23.9%
La Caridad Sulfuric Acid Plant	Sonora (Mexico)	Sulfuric Acid	1,733.7 ktpy—Sulfuric Acid	778.4 ktpy	44.9%
San Luis Potosí Copper Smelter	San Luis Potosí Production (Mexico)	Copper Blister	24 ktpy—Copper Blister	22.7 ktpy	94.6%
San Luis Potosí	San Luis Potosí Refi	Refining of Zinc, ned Zinc Production	105 ktpy—Zinc Cathode	102.5 ktpy	97.6%
Zinc Refinery	Concentrates (Mexico)
San Luis Potosí Sulfuric Acid Plant	San Luis Potosi (Mexico)	Sulfuric Acid	189.8 ktpy Sulfuric Acid	178.7 ktpy	94.2%
Nueva Rosita Coal and Coke Complex	Coahuila (Mexico)	Clean Coal Production	900 ktpy—Clean Coal	238 ktpy	26.4%

Key:
koz = thousands of ounces; ktpd = thousands of tons per day; ktpy = thousands of tons per year; tpy = tons per year

(1)
Our estimates of actual capacity contemplate normal operating conditions with allowance for normal downtime for repairs and maintenance and are based on the average metal content for the relevant period.

(2)
The Santa Eulalia underground mine restarted production in December 2004.

Mining Operations

        The following maps set forth the locations of our principal mines, smelting facilities and refineries. We operate copper mines as part of our Peruvian operations segment in the southern part of Peru—at Toquepala and Cuajone—and as part of our Mexican open-pit operations segment in Mexico, principally at La Caridad and Cananea.

        The table below sets forth 2002, 2003 and 2004 production data by metal.

	2002	2003	2004
Copper contained in concentrates (tons)	491,828	547,172	603,907
Copper in SX/EW cathodes (tons)	122,190	118,744	114,100
Total copper (tons)	614,018	665,916	718,007
Zinc contained in concentrate (tons)	135,442	128,760	133,778
Molybdenum contained in concentrate (tons)	11,747	12,521	14,373
Silver contained in concentrate ("000 ounces)	18,076	18,002	18,531
Gold contained in concentrate (ounces)	28,000	31,000	34,000

        Set forth below are descriptions of the operations and other information relating to our open-pit mines.

Cuajone

        The Cuajone Unit operates an open-pit copper mine and a concentrator located in southern Peru, 30 kilometers from Moquegua City and 840 kilometers from Lima. The concentrator has a milling capacity of 87,000 tons per day. Overburden removal commenced in 1970 and ore production commenced in 1976. Cuajone uses a conventional open-pit mining method to collect copper ore for further refining in our concentrator.

        The table below sets forth 2002, 2003 and 2004 production information for Cuajone.

		2002	2003	2004
Average ore mined per day	(kt)	81.5	81.5	80.3
Stripping ratio	(x)	2.36	2.28	2.45
Copper grade	(%)	0.696	0.745	0.792
Molybdenum grade	(%)	0.025	0.026	0.025
Copper concentrate	(kt)	651.2	710.0	752.9
Molybdenum concentrate	(kt)	7.6	9.0	8.7
Copper concentrate average grade	(%)	25.84	25.99	25.82
Molybdenum concentrate grade	(%)	54.322	53.881	53.742
Copper in concentrate	(kt)	168.2	184.5	194.4
Molybdenum in concentrate	(kt)	4.1	4.9	4.7
Average copper ore processed by concentrator per day	(kt)	83.0	83.3	80.8
Copper recovery	(%)	81.19	83.13	83.64
Molybdenum recovery	(%)	54.7	63.5	64.5

Key:
kt = thousands of tons

  Geology

        The Cuajone porphyry copper deposit is located on the western slopes of Cordillera Occidental, in the southern-most Andes Mountains of Peru. The deposit is part of a mineral district that contains two additional known deposits, Toquepala and Quellaveco. The copper mineralization at Cuajone is typical of porphyry copper deposits.

  Concentrator

        Cuajone uses state-of-the-art computer monitoring systems at the concentrator, the crushing plant and the flotation circuit in order to coordinate inflows and optimize operations. Material with a copper grade over 0.40% is loaded onto rail cars and sent to the milling circuit, where giant rotating crushers reduce the size of the rocks to approximately one-half of an inch. The ore is then sent to the ball mills, which grind it to the consistency of fine powder. The finely ground powder is agitated in a water and reagents solution and is then transported to flotation cells. Air is pumped into the cells producing a froth that carries the copper mineral to the surface but not the waste rock, or tailings. Recovered copper, with the consistency of froth, is filtered and dried to produce copper concentrates with an average copper content of 25.8%. Concentrates are then shipped by rail to the smelter at Ilo.

        Tailings are sent to thickeners where water is recovered. The remaining tailings are sent to the Quebrada Honda dam, our Peruvian tailings storage facility.

Toquepala

        The Toquepala unit operates an open-pit copper mine and a concentrator and also refines copper at the SX/EW facility through a leaching process. Toquepala is located in southern Peru, 30 kilometers from Cuajone and 870 kilometers from Lima. The concentrator has a milling capacity of 60,000 tons per day, which has been expanded from 45,000 tons per day in 2002. The SX/EW facility has a refining capacity of 56,000 tons per year. Overburden removal commenced in 1957 and ore production commenced in 1960. Toquepala uses a conventional open-pit mining method to collect copper ore for further refining in our concentrator.

        The table below sets forth 2002, 2003 and 2004 production information for Toquepala.

		2002	2003	2004
Average ore mined per day	(kt)	48.2	58.1	59.6
Stripping ratio	(x)	4.81	3.96	4.28
Copper grade	(%)	0.785	0.749	0.817
Molybdenum grade	(%)	0.035	0.029	0.044
Copper concentrate	(kt)	446.4	505.2	580.1
Molybdenum concentrate	(kt)	7.8	7.8	11.2
Copper concentrate average grade	(%)	28.10	28.18	27.73
Molybdenum concentrate grade	(%)	53.8	53.2	53.7
Copper in concentrate	(kt)	125.4	142.4	160.9
SX/EW cathode production	(kt)	52.9	47.8	42.1
Molybdenum in concentrate	(kt)	4.2	4.2	6.0
Average copper ore processed by concentrator per day	(kt)	50.1	60.0	60.6
Copper recovery	(%)	90.81	89.63	90.28

Key:
kt = thousands of tons

  Geology

        The Toquepala porphyry copper deposit is located on the western slopes of Cordillera Occidental, in the southern-most Andes Mountains of Peru. The deposit is part of a mineral district that contains two additional known deposits, Cuajone and Quellaveco.

  Concentrator

        Toquepala uses state-of-the-art computer monitoring systems at the concentrator, the crushing plant and the flotation circuit in order to coordinate inflows and optimize operations. Material with a copper grade over 0.40% is loaded onto rail cars and sent to the milling circuit, where giant rotating crushers reduce the size of the rocks to approximately one-half of an inch. The ore is then sent to the ball and bar mills, which grind it to the consistency of fine powder. The finely ground powder is agitated in a water and reagents solution and is then transported to flotation cells. Air is pumped into the cells producing a froth, which carries the copper mineral to the surface but not the waste rock, or tailings. Recovered copper, with the consistency of froth, is filtered and dried to produce copper concentrates with an average copper content of 27.7%. Concentrates are then shipped by rail to the smelter at Ilo.

        Tailings are sent to thickeners where water is recovered. The remaining tailings are sent to the Quebrada Honda dam, our Peruvian tailings storage facility.

  SX/EW Plant

        The SX/EW facility at Toquepala produces refined copper from solutions obtained by leaching low-grade ore stored at the Toquepala and Cuajone mines. The leach plant commenced operations in October 1995 with a design capacity of 35,629 tons per year of copper cathodes. In August 1999 the capacity was expanded to 56,000 tons per year.

Cananea

        The Cananea Unit operates an open-pit copper mine, a concentrator and two SX/EW plants at our Cananea mining complex, located 44 miles from La Caridad, Mexico and 38 miles south of the Arizona border on the outskirts of the town of Cananea. At Cananea, we produce copper concentrates and copper cathodes. The Cananea site is one of the world's largest porphyry copper deposits. The Cananea mine is the oldest continuously operating copper mine in North America, with operations tracing back to 1899. Cananea uses a conventional open-pit mining method to collect copper ore for further refining in our concentrator.

        The table below sets forth 2002, 2003 and 2004 production information for Cananea.

		2002	2003	2004
Average ore mined per day	(kt)	53.3	58.4	73.1
Stripping ratio	(x)	3.65	2.73	2.55
Copper grade	(%)	0.565	0.576	0.583
Copper concentrate	(kt)	323.4	337.9	469.3
Copper concentrate average grade	(%)	26.79	27.85	26.26
Copper in concentrate	(kt)	86.6	94.1	123.2
SX/EW cathode production	(kt)	50.0	49.5	50.2
Average copper ore processed by concentrator per day	(kt)	53.3	58.4	73.1
Copper recovery	(%)	80.48	80.63	80.53

Key:
kt = thousands of tons

  Geology

        The Cananea mine is unusual in that the ore explored and sampled at the mine has been of consistent quality, unlike most copper deposits which evidence a decline in grades at deeper strata. The Cananea region is within the southern Cordilleran region, extending from southern Mexico to the northwestern United States.

  Concentrator

        Cananea uses state-of-the-art computer monitoring systems at the concentrator, the crushing plant and the flotation circuit in order to coordinate inflows and optimize operations. Material with a copper grade over 0.34% is loaded onto trucks and sent to the milling circuit, where giant rotating crushers reduce the size of the rocks to approximately one-half of an inch. The ore is then sent to the ball and bar mills, which grind it to the consistency of fine powder. The finely ground powder is agitated in a water and reagents solution and is then transported to flotation cells. Air is pumped into the cells producing a froth, which carries the copper mineral to the surface but not the waste rock, or tailings. Recovered copper, with the consistency of froth, is filtered and dried to produce copper concentrates with an average copper content of 26.26%. Concentrates are then shipped by rail to the smelter at La Caridad.

  SX/EW Plant

        The Cananea Unit operates a leaching facility and two SX/EW plants. All copper ore with a grade lower than the mill cut-off grade (0.34%), but higher than 0.15% copper, is delivered to the leaching dumps. A cycle of leaching and resting occurs for approximately five years to achieve a 56% recovery. The SX/EW facilities have a total capacity of 55,000 tons of copper cathodes per year.

        The Cananea Unit currently maintains 4.74 million cubic meters of pregnant leach solution in the old Cananea pit with a concentration of approximately 1.21 grams of copper per liter.

La Caridad

        The Mexcobre Unit operates the La Caridad mining complex, located in the State of Sonora, Mexico 14 miles southeast of the town of Nacozari de García and 75 miles south of the U.S.-Mexico border. It includes an open-pit mine concentrator, smelter, refinery, rod plant, SX/EW plant, lime plant and two sulfuric acid plants. The smelter and the sulfuric acid plants, as well as the new refineries and rod plant, are located approximately 15 miles from the mine, and the lime plant is situated 11 miles from the U.S. border. Access is by paved highway and by railroad.

        The concentrator began operations in June 1979, the molybdenum plant in June 1982, the smelter in June 1986, the first sulfuric acid plant in July 1988, the SX/EW plant in July 1995, the second sulfuric acid plant in January 1997, the copper refinery in July 1997, the rod plant in April 1998 and the precious metals refinery in July 1999.

        The table below sets forth 2002, 2003 and 2004 production information for La Caridad.

		2002	2003	2004
Average ore mined per day	(kt)	67.5	74.9	75.5
Stripping ratio	(x)	1.88	1.70	1.63
Copper grade	(%)	0.535	0.508	0.504
Molybdenum grade	(%)	0.0403	0.0345	0.0341
Copper concentrate	(kt)	333.9	410.5	401.6
Molybdenum concentrate	(kt)	5.9	6.1	6.5
Copper concentrate average grade	(%)	27.53	26.12	27.49
Molybdenum concentrate average grade	(%)	57.66	57.33	56.69
Copper in concentrate	(kt)	91.9	107.2	110.4
SX/EW cathode production	(kt)	19.3	21.5	21.8
Molybdenum in concentrate	(kt)	3.4	3.5	3.7
Average copper ore processed by concentrator per day	(kt)	67.8	74.8	75.3
Copper recovery	(%)	78.73	77.36	79.62

Key:  kt = thousands of tons

  Geology

        The La Caridad deposit is a porphyry copper deposit typical of those in the southern basin and range province in the southwestern United States. The Mexcobre Unit uses a conventional open-pit mining method. The ore body is situated within a mountain top, which gives La Caridad the advantage of a relatively low waste-stripping ratio, natural pit drainage and relatively short haul distances for both ore and waste. The mining method involves drilling, blasting, loading and haulage of waste, leach and ore to waste and leaching dumps and to the primary crushers.

  Concentrator

        Mexcobre uses state-of-the-art computer monitoring systems at the concentrator, the crushing plant and the flotation circuit in order to coordinate inflows and optimize operations. The concentrator has a current capacity of 90,000 metric tons of ore per day.

        Ore extracted from the mine is processed at the concentrator and is processed into copper concentrates and molybdenum concentrates. The copper concentrates are sent to the smelter and the molybdenum concentrate is exported. The molybdenum recovery plant has a capacity of 2,000 tons per day of copper-molybdenum concentrates. The lime plant has a capacity of 340 tons of finished product per day.

  SX/EW Plant

        Approximately 438 million tons of leaching ore with an average grade of approximately 0.25% copper have been extracted from the La Caridad open-pit mine and deposited in leaching dumps from May 1995 to December 31, 2004. In 1995, Mexcobre completed the construction of a new SX/EW facility at La Caridad that has allowed processing of this ore and certain leach ore reserves that are unmined and has resulted in a reduction in Mexcobre's production costs of copper.

Underground Mining Poly-Metallic Division (Immsa)

        Our Immsa Unit Segment operates five underground mining complexes situated in central and northern Mexico. All of Immsa's mining facilities employ exploitation systems and conventional equipment. We believe that all the plants and equipment are in satisfactory operating condition. Immsa's principal mining facilities include Charcas, Santa Bárbara, San Martín, Santa Eulalia and Taxco.

        The Charcas mining complex is located 69 miles north of the city of San Luis Potosí in the State of San Luis Potosí, Mexico. The complex includes three underground mines and one flotation plant and produces zinc, lead and copper concentrates, with significant amounts of silver. The Charcas mining district was discovered in 1573 and operations in the 20th century began in 1911. The Charcas mine is characterized by low operating costs and good quality ores and is situated near the zinc refinery. We have expanded production capacity of the mine by 32% since 1993, and the Charcas mine is now Mexico's largest producer of zinc.

        The Charcas mining district occupies the east-central part of the Central Mesa and is part of the Sierra Madre Metallogenic Province.

        The Charcas mine uses the hydraulic cut-and-fill method and the room-and-pillar mining method with descending benches. The broken ore is hauled to the underground crusher station. The crushed ore is then hoisted to the surface for processing in the flotation plant to produce lead, zinc and copper concentrates. The capacity of the flotation plant is 4,000 tons of ore per day; 1,342,703, 1,212,938 and 1,317,288 tons of ore were mined at Charcas during 2002, 2003 and 2004, respectively. The lead concentrate produced at Charcas is sold to third parties in Mexico. The zinc and copper concentrates are treated at the San Luis Potosí zinc refinery and copper smelter.

        The Santa Bárbara mining complex is located approximately 16 miles southwest of the city of Hidalgo del Parral in southern Chihuahua, Mexico. It includes three main underground mines and a flotation plant and produces lead, copper and zinc concentrates, with significant amounts of silver. Gold-bearing veins were discovered in the Santa Bárbara district as early as 1536. Mining activities in the 20th century began in 1913.

        The mining operations at Santa Bárbara are more diverse and complex than at any of the other mines in our Mexican operations, with veins that aggregate approximately 13 miles in length. Each of the three underground mines has several shafts and crushers. Due to the variable characteristics of the ore bodies, four types of mining methods are used: shrinkage stoping, long-hole drilled open stoping, cut-and-fill stoping and horizontal bench stoping. The ore, once crushed, is processed in the flotation plant to produce concentrates. The flotation plant has a capacity of 4,800 tons of ore per day; 1,590,650, 1,450,124 and 1,453,793 tons of ore were mined at the Santa Bárbara mine during 2002, 2003 and 2004, respectively. The lead concentrate produced is sold to third parties in Mexico. The copper concentrates are treated at the San Luis Potosí copper smelter, and the zinc concentrates are either treated at the San Luis Potosí zinc refinery or exported.

        The San Martín mining complex is located in the municipality of Sombrerete in the western part of the state of Zacatecas, Mexico, approximately 63 miles southeast of the city of Durango. The complex includes an underground mine and a flotation plant and produces lead, copper and zinc concentrates, with significant amounts of silver. The mining district in which the San Martín mine is located was discovered in 1555. Mining operations in the 20th century began in 1949. San Martín lies in the Mesa Central between the Sierra Madre Occidental and the Sierra Madre Oriental.

        The horizontal cut-and-fill mining method is used at the San Martín mine. The broken ore is hauled to the underground crusher station. The ore is then brought to the surface and fed to the flotation plant to produce concentrates. The flotation plant has a total capacity of 4,600 tons of ore per day; 1,237,051, 1,287,239 and 1,259,220 tons of ore were mined at San Martín in 2002, 2003 and 2004, respectively. The lead concentrate is sold to third parties in Mexico. The copper concentrate is treated at the San Luis Potosí copper smelter and zinc concentrate is either treated at the San Luis Potosí zinc refinery or exported.

        The mining district of Santa Eulália is located in the central part of the state of Chihuahua, Mexico, approximately 16 miles east of the city of Chihuahua. This district covers approximately 48 square kilometers and is divided into three fields: east field, central field and west field. The west field and the east field, in which the principal mines of the unit are found, are separated by 4 miles. The Buena Tierra mine is located in the west field and the San Antonio mine is located in the east field. The mining district was discovered in 1590, although exploitation did not formally begin until 1870.

        The Santa Eulália unit suspended operations totally from October 2000 to December 2004, during which time rehabilitation work was completed at the Tiro San Antonio and pipes were installed to expand the pumping capacity to 10,500 gallons per minute. In January 2005, operations began at the San Antonio mine, with a production plan for 230,900 tons. The flotation plant, at which lead concentrate and zinc concentrate are produced, has a capacity of 1,500 tons per day. The lead concentrate is sold to MET-MEX Peñoles, and the zinc concentrate is treated at the San Luis Potosí zinc refinery.

        The Taxco mining complex is located on the outskirts of the city of Taxco in the northern part of Guerrero State, Mexico, approximately 44 miles from the city of Cuernavaca. The complex includes several underground mines and a flotation plant and produces lead and zinc concentrates, with some amounts of gold and silver. The mining district in which the Taxco mines are located was discovered in 1519. Mining activities in the 20th century commenced in 1918.

        The Taxco district lies in the northern part of the Balsas-Mexcala basin adjacent to the Paleozoic Taxco-Zitacuaro Massif.

        Immsa employs shrinkage, cut-and-fill and the room-and-pillar mining methods at the Taxco mines. The flotation plant has a capacity of 3,300 tons of ore per day; 433,800, 328,243 and 352,174 tons of ore were mined at Taxco in 2002, 2003 and 2004, respectively. The lead concentrate is sold in Mexico. The zinc concentrate is either treated at the San Luis Potosí zinc refinery or exported.

Processing Facilities

Ilo

  Overview

        Our Ilo smelter and refinery complex is located in the southern part of Peru, 17 kilometers north of the city of Ilo, 121 kilometers from Toquepala, 147 kilometers from Cuajone, and 1,240 kilometers from the city of Lima. This complex is part of our Peruvian operations segment.

  Smelter

        Our Ilo smelter provides blister copper for the refinery we operate as part of the same facility. Blister copper produced by the smelter exceeds the refinery's capacity and the excess is sold to other refineries around the world. The nominal installed capacity of the smelter is 1,180,000 tons per year. We are in the process of modernizing the Ilo smelter to comply with Peruvian government requirements. The project is part of our Environmental Compliance and Management Program, or PAMA, which was approved by the Peruvian government in 1997. The project will modernize the smelter and is targeted to capture no less than 92% of the sulfur dioxide emissions, in compliance with PAMA requirements.

        During 2002, 2003 and 2004, 316,493, 314,920 and 320,722 tons, respectively, of copper blister were produced, with average grades of 99.27%, 99.31% and 99.37%, respectively. The copper recovery was 97.10% for 2002, 96.80% for 2003 and 97.23% for 2004.

  Refinery

        The refinery consists of an anode plant, an electrolytic plant, a precious metals plant and a number of ancillary installations. The refinery is producing grade A copper cathode of 99.99% purity. Anodic slimes are recovered from the refining process and sent to the precious metals to produce silver, gold and selenium.

        During 2002, 2003 and 2004, 281,669, 284,006 and 280,679 tons, respectively, of copper cathodes were produced, with an average grade of 99.998% for the three years.

        The precious metals plant produced 113,857 kilograms of refined silver and 315 kilograms of gold in 2002, 111,951 kilograms of refined silver and 265 kilograms of gold in 2003 and 118,906 kilograms of refined silver and 174 kilograms of gold in 2004. Selenium production was 49.7 tons, 47.8 tons and 51.9 tons in 2002, 2003 and 2004, respectively.

La Caridad

  Overview

        Our La Caridad complex includes a smelter, an electrolytic copper refinery, a precious metal refinery and a copper rod plant. The distance between this complex and the La Caridad mining unit is approximately 15 kilometers. This complex is part of our Mexican open-pit operations segment.

  Smelter

        Copper concentrates are carried to the La Caridad smelter where they are processed and cast into copper anodes of 99.2% purity to be sold to refineries. Sulfur dioxide off-gases collected from the flash furnaces and converters are processed into sulfuric acid at two sulfuric acid plants and sold to third parties.

        Almost all of the anodes produced in the smelter are sent to the La Caridad copper refinery in order to increase the copper purity. The actual installed capacity of the smelter is 1,000,000 tons per year, capacity that is sufficient to receive the concentrates of the Mexicana de Cobre (La Caridad) and Mexicana de Cananea Mining Units. The amount of smelted copper concentrates was 629,505 tons and 820,459 tons for 2003 and 2004, respectively. The anode production capacity is 300,000 tons per year and the 2003 and 2004 production was 199,033 tons and 250,890 tons, respectively.

        Sulfuric acid production was 603,300 tons and 778,350 tons for 2003 and 2004, respectively.

  Refinery

        The Mexcobre Unit includes an electrolytic copper refinery at La Caridad that uses permanent cathode technology. The refinery consists of an anode plant with a preparation area, an electrolytic plant, a slimes treatment plant and a number of ancillary installations. The refinery is producing grade A copper cathode of 99.99% purity. Anodic slimes are recovered from the refining process and sent to the slimes treatment plant where additional copper is extracted. The slimes are then filtered, packed and shipped to the La Caridad precious metals refinery to produce silver and gold. The refined cathode production for 2003 and 2004 was 163,965 tons and 202,146 tons, respectively.

        The operations of the precious metal refinery are divided into two stages: (i) the antimonium is eliminated from the slime; and (ii) the slime is dried in a steam dryer. After this the dried slime is smelted and a gold and silver alloy is obtained, which is known as doré. The process ends with the refining of the gold and silver alloy. The production of gold for 2003 and 2004 was 594 kilograms and 575 kilograms, respectively. The production of silver for 2003 and 2004 was 136,117 kilograms and 90,914 kilograms, respectively.

  Copper Rod Plant

        A rod plant at the Mexcobre Unit was completed in April 1998 and reached its maximum annual operating capacity of 150,000 tons in May 1999. The plant is producing 8 millimeter copper rods with a purity of 99.99%. Copper rod production for 2003 and 2004 was 53,822 tons and 69,529 tons, respectively.

San Luis Potosí

  Overview

        Our San Luis Potosí electrolytic zinc refinery is located in the city of San Luis Potosí, in the state of San Luis Potosí, Mexico. Our San Luis Potosí copper smelter is adjacent to the San Luis Potosí zinc refinery. This complex is part of our Mexican open-pit operations segment.

  Smelter

        The San Luis Potosí copper smelter has been in operation since 1925 and has gone through several phases of modernization, principally over the last ten years.

        The plant operates one blast furnace (with a second on stand-by) that smelts incoming materials, mainly copper concentrates and copper byproducts from lead plants, to produce a copper matte. The copper matte is then treated in one of the two Pierce Smith converters, producing copper blister (97.4% copper), which in 2004 contained approximately one ounce of gold and 400 ounces of silver per ton of copper blister produced. Of a total copper concentrate intake of 59,172 tons in 2004, approximately 98% was supplied by the Immsa Unit's mines and the remaining amount was smelted under toll arrangements with third parties. Copper blister production in 2002, 2003 and 2004 amounted to 24,381, 23,548 and 22,667 tons, respectively.

        As the materials treated at the smelter contain various impurities (especially lead and arsenic), the facility has been equipped with an arsenic recovery plant for treatment of the flue dust produced in the blast furnace section. This material contains approximately 35% lead and 18% arsenic which, when treated, produces approximately 1,800 tons per year of high purity arsenic trioxide which is, in turn, sold in the United States principally to the wood preserving industry. Approximately 15,000 tons per year of lead bearing calcines (approximately 32% lead) are sold annually to Industrias Peñoles, S.A. de C.V. (Peñoles).

  Zinc Refinery

        The San Luis Potosí electrolytic zinc refinery was built in 1982. It was designed to produce 105,000 tons of refined zinc per year by treating up to 200,000 tons of zinc concentrate from our own mines, principally Charcas, located only 70 miles from the refinery. Refined zinc production in 2002, 2003 and 2004 amounted to 92,012, 101,069 and 102,556 tons, respectively. The refinery produces special high grade zinc (99.995% zinc), high grade zinc (over 99.9% zinc) and zinc-based alloys with aluminum, lead, copper or magnesium in varying quantities and sizes depending on market demand. In 2004, the plant produced as byproducts 178,704 tons of sulfuric acid, 697 tons of refined cadmium, 15,562 kilograms of silver and 8 kilograms of gold.

Nueva Rosita Coal and Coke Complex

  Overview

        The Nueva Rosita coal and coke complex, which began operations in 1924, is located in the state of Coahuila, Mexico on the outskirts of the city of Nueva Rosita near the Texas border. It comprises an underground coal mine, with a present yearly capacity of approximately 280,000 tons of coal, and a 21-coke oven facility capable of producing 90,000 tons of metallurgical coke per year. At present the 21 ovens are being re-engineered and modernized, with an investment of U.S.$12 million, to service the operations of the facility for the next 25 years. This complex is part of our Mexican open-pit operations segment.

  Production

        The room-and-pillar mining method is employed at the underground Nueva Rosita coal mine with continuous miners. At present, the coke oven installation supplies the San Luis Potosí copper smelter with low-cost coke, resulting in significant cost savings to the smelter. The surplus production (approximately 70,000 tons per year) is sold to Peñoles and other Mexican consumers in northern Mexico. The complex includes a coal washing plant completed in 1998 that has a capacity of 900,000 tons per year and produces cleaner coal of a higher quality. The 2003 and 2004 production of clean coal was 260,966 tons and 238,336 tons, respectively.

Exploration and Development Activities

        We are engaged in ongoing extensive exploration to locate additional ore bodies in Peru, Mexico and Chile. We spent U.S.$13.3 million on exploration programs in 2002, U.S.$17.9 million in 2003 and U.S.$15.6 million in 2004, and have budgeted U.S.$20.8 million for 2005.

        Currently in Peru, we have direct control of 131,832 hectares of mineral rights and have control over 20,454 hectares of mineral rights through joint ventures with other companies. In Mexico, we hold 524,571 hectares in exploration and exploitation concessions.

Peru

        Los Chancas.    The Los Chancas project, located in the department of Apurimac in southern Peru, is a copper and molybdenum porphyry deposit. In 2004 we completed the final phase of the diamond drilling program at Los Chancas with a total of 10,500 meters drilled. We have completed the second and final phase of metallurgical testing and have commenced pre-feasibility studies. Once completed, we will be able to make a determination if more exploration is needed or if the project contains commercially mineable reserves, which would warrant future development after comprehensive economic, technical and legal feasibility studies are completed. Testing to date indicates a mineral deposit of 200 million tons with a copper grade of 1.0%, 0.07% molybdenum and 0.12 grams of gold per ton.

        Tantahuatay.    The Tantahuatay project is located in the department of Cajamarca in northern Peru. We have performed exploration work in the upper part of the deposit principally for gold recovery. Work to date indicates mineralization of 27.1 million tons, with an average gold content of 0.89 grams per ton and 13.0 grams of silver per ton. This project, in which we have a 44.25% share, continues in the exploratory stage. Although we performed hydrological and evaluation studies during 2003 to prepare for the pre-feasibility study, during 2004 we concentrated our efforts on dealing with social and environmental concerns of communities near the project.

        Tía María.    The Tía María project, located in the department of Arequipa in southern Peru, is a copper porphyritic system. In 2004 a total of 12,165 meters of diamond drilling was completed out of the 15,000 meters projected. The drilling is continuing into 2005 to complete the program. This project is in the exploratory stage.

        Other Peruvian Prospects.    As part of our 2005 exploration and development program, drilling has been scheduled at the Gloria Cristina prospect located in northern Peru, in the department of La Libertad, and at the Millune prospect in southern Peru, in the department of Tacna. Both prospects show evidence of copper-gold mineralization.

Mexico

        In addition to exploratory drilling programs at existing mines, we are currently conducting exploration to locate mineral reserves at 42 other sites in Mexico. In particular, we have identified significant copper and gold deposits at El Arco site.

        El Arco.    The El Arco site is located in the state of Baja California in Mexico. Preliminary investigations of the El Arco site indicate that the deposit contains approximately 846 million tons of sulfide ore with average copper grades of 0.51% copper and 0.14 grams of gold per ton, and 170 million tons of leaching ore with average copper grades of 0.56%.

        Angangueo.    The Angangueo site is located in the state of Michoacán in Mexico. A reserve of 13 million tons of ore have been identified with diamond drilling. The reserve contains 0.16 grams of gold and 262 grams of silver per ton, and is comprised of 0.79% lead, 0.97% copper and 3.5% zinc. We expect the site may be able to proceed to the pre-feasibility stage, which would include additional metallurgical testing and environmental permitting.

        Buenavista.    The Buenavista project site is located in the state of Sonora in Mexico, adjacent to the Cananea ore body. Metallurgical studies have shown that the site has a reserve of 36 million tons of ore containing 29 grams of silver, 0.69% of copper and 3.3% of zinc per ton.

Chile

        In 2003 we acquired several exploration properties in Chile with over 35,000 hectares of mining rights. In 2004 we started exploration work on certain of these Chilean properties with diamond drilling on the Sierra Aspera and El Salado prospects.

        Sierra Aspera.    The Sierra Aspera prospect, located in the Atacama Region in northern Chile, stretches over 23,300 hectares and is being explored for copper-gold of the porphyritic type. In 2004, 1,715 meters of diamond drilling was completed. Drilling for this prospect will continue in 2005.

        El Salado.    The El Salado prospect, also located in the Atacama Region, stretches over 2,700 hectares and is also being explored for copper-gold. In 2004, 945 meters of diamond drilling was completed.

        Other Chilean Prospects.    Other prospects like Catanave and Esperanza, located in the Tarapaca and Atacama regions, respectively, in northern Chile, are scheduled for future exploration.

Mining Rights and Concessions

Peru

        We have 214,902.3 hectares in concessions from the Peruvian Government for our exploration, exploitation, extraction and/or production operations, distributed among our various sites as follows:

	Toquepala	Cuajone	Ilo	Other	Total
	(hectares)
Plants	300	456	421	—	1,177
Operations	39,905	29,844	12,803	—	82,552
Exploration	—	—	—	131,175	131,175
Total	40,205	30,300	13,223	131,175	214,903

        We believe that our Peruvian concessions are in full force and effect under applicable Peruvian laws and that we are in compliance with all material terms and requirements applicable to these concessions. The concessions have indefinite terms, subject to our payment of concession fees of up to U.S.$3.00 per hectare annually for the mining concessions and a fee based on nominal capacity for the processing concessions. Fees paid during 2002, 2003 and 2004 were approximately U.S.$1.1 million, U.S.$1.0 million and U.S.$1.1 million, respectively. We have two types of mining concessions in Peru: metallic and non-metallic concessions. We also have water concessions for well fields at Huaitire, Titijones and Vizcachas and surface water rights from the Suches Lake, which together are sufficient to supply the needs of our Toquepala and Cuajone operating units.

        In June 2004, the Peruvian Congress enacted legislation imposing a royalty tax to be paid by mining companies in favor of the regional governments and communities where mining resources are located. Collection of the tax will be made by the Ministry of Economics and Finance, through the Peruvian Tax Department. In 2004, more than 5,000 Peruvian citizens filed a request to the Peruvian Constitutional Tribunal to have the law declared unconstitutional. However, in April 2005, the Constitutional Tribunal ruled the royalty law to be constitutional and therefore applicable to mining activities in Peru. Although we filed a suit in the Lima Civil Court to further protest the law as unconstitutional, we believe that after the Constitutional Tribunal's resolution it is unlikely that our suit will be successful. Under the new law, we are subject to a 1% to 3% tax, based on sales, applicable to the value of the concentrates produced in our Toquepala and Cuajone mines.

        In its ruling, the Constitutional Tribunal additionally stated that the royalty charge applies to all concessions held in the mining industry, implying that those entities with tax stability contracts are subject to this charge. Previously we had entered into a tax stability contract with the Peruvian government (a "Guaranty and Promotional Measures for Investment Contract") relating to our SX/EW production, which agreement purports to, among other things, fix tax rates and other contributions relating to such production. We believe that the Constitutional Tribunal's interpretation relating to entities with tax stability contracts is incorrect and we intend to protest the imposition of the royalty charge on our SX/EW production. We have recorded in 2004 and for the first six months of 2005 provisions of U.S.$17.6 million and U.S.$15.6 million, respectively, included in cost of sales on our statement of earnings, which does not include approximately U.S.$3.8 million of additional potential liability relating to our SX/EW production as of June 30, 2005.

Mexico

        In Mexico we have approximately 524,571 hectares in concessions from the Mexican Government for our exploration and exploitation activities as outlined in the table below.

	Underground Mines	La Caridad	Cananea	Exploration	Total
	(hectares)
Exploration	26,498	39,522	5,943	238,022	309,985
Exploitation	33,659	72,960	7,310	100,657	214,586
Total	60,157	112,482	13,253	338,679	524,571

        We believe that our Mexican concessions are in full force and effect under applicable Mexican laws and that we are in compliance with all material terms and requirements applicable to these concessions. Under Mexican law, mineral resources belong to the Mexican nation and a concession from the Mexican federal government is required to explore (exploration concession) or mine mineral reserves (exploitation concession). Exploration concessions have a six-year term, at the end of which they have to be changed to exploitation concessions, which have a 50-year term that can be renewed for another 50 years. Exploration concessions have holding fees of up to U.S.$3 per hectare. Holding fees for exploitation concessions can be up to U.S.$15 per hectare. Fees paid during 2002, 2003, and 2004 were approximately U.S.$1.7 million, U.S.$2.7 million and U.S.$2.4 million, respectively. In addition, all of our operating units in Mexico have water concessions that are in full force and effect. We generally own the land to which our Mexican concessions relate, although ownership is not required in order to explore or mine a concession. We also own all of the processing facilities of our Mexican operations and the land on which they are constructed.

Capital Expenditures

        Excluding capitalized stripping, we made capital expenditures of U.S.$85.4 million, U.S.$64.9 million and U.S.$228.3 million in 2002, 2003 and 2004, respectively, and we expect to make capital expenditures, excluding capitalized stripping, of approximately U.S.$530.3 million in 2005. In general, the capital expenditures and projects described below are intended to contribute to further vertical integration of our operations by increasing the capacity for production of refined metals products.

        During 2002 and 2003, Minera México's capital expenditures were curtailed due to liquidity constraints imposed by Minera México's lenders. In late 2003 and during 2004, Minera México's rate of capital expenditures increased significantly.

        Our capital expenditures are made primarily in U.S. dollars and, accordingly, budgeted amounts in the table below are presented in U.S. dollars.

        The table below sets forth our capital expenditures for the years ended December 31, 2002, 2003 and 2004.

	Year Ended December 31,
	2002	2003	2004
	(dollars in millions)
Projects
Ilo smelter modernization	$0.5	$2.1	$60.6
Toquepala crushing, conveying system for leachable material	—	2.2	39.9
San Martín Unit, Santa Bárbara Unit, Charcas Unit and Nueva Rosita Unit	0.8	0.8	1.3
La Caridad copper smelter, sulfuric acid plant and copper refinery	0.3	1.8	4.1
Toquepala concentrator expansion	36.8	1.7	0.7
Cananea SX/EW plant	1.8	0.8	2.5
New copper filter at Toquepala	—	—	1.5
PLS dams at Huanaquera	—	—	1.5
Total projects	$40.2	$9.4	$112.1
Maintenance CAPEX
Mexico	5.6	11.7	48.7
Peru	39.6	43.8	67.5
Total	45.2	55.5	116.2
Total capital expenditures excluding capitalized stripping	$85.4	$64.9	$228.3
Capitalized stripping	$87.5	$79.7	$92.8

        Set forth below are descriptions of our current projects and expected capital expenditures.

PAMA/Ilo Smelter Modernization

        Our largest outstanding short-term capital investment project is the Ilo smelter modernization. The project is part of our Environmental Compliance and Management Program (known by its Spanish acronym, PAMA), which was approved by the Peruvian government in 1997. The project will modernize the smelter and is targeted to capture no less than 92% of sulfur dioxide emissions, in compliance with Peru's environmental requirements. The project originally encompassed a two-phase approach to reach a final deadline for completion by January 2007. In the third quarter of 2003, the Peruvian Ministry of Energy and Mines accepted a modification proposed by the Company to complete the smelter modernization in one-phase within the final deadline originally established in the PAMA. The budget approved for this project is U.S.$500 million, including U.S.$219.3 million expended through June 30, 2005, and U.S.$105.7 million budgeted for the remainder of 2005.

Toquepala Leach Dump Project

        To improve cost containment and production efficiency, in 2003 we started a project at Toquepala to install a crushing, conveying and spreading system at the leach dumps. The approved budget for this project is approximately U.S.$70 million, with approximately U.S.$60.6 million expended through the second quarter of 2005. Completion is expected in mid-2005. The new system is expected to improve recovery at our leaching facilities and will largely eliminate costly truck haulage in the process.

Cananea SX/EW Plant

        We intend to increase our Cananea Unit's production of electrolytic copper by building a new SX/EW plant named SXEW III, with a nominal capacity of 90 tons per day (32,850 tons per year). The plant will produce electrolytic copper cathodes of ASTM grade 1 or LME grade A. The project includes the installation of storage for deliverables required for operation of the plant and the installation of an emergency power plant and a fire protection system. The approved budget for this project is U.S.$80 million, none of which has been expended to date, with an expected completion date of December 2006.

Nueva Rosita Coal Plant

        We have begun work to increase the production at our Nueva Rosita unit in Coahuila, Mexico. This work consists of upgrading our Pasta de Conchos mine and re-engineering and modernizing our coking plant. At the Pasta de Conchos mine we have begun a U.S.$13 million investment, of which U.S.$2.1 million was expended in 2004, to increase coal production from 250,000 to 1,000,000 tons per year. At our coking plant a U.S.$12 million investment has been committed to re-engineer and modernize 21 ovens, with U.S.$2.7 million expended in 2004. With this re-engineering we expect to increase efficiency in the system to control emissions during the discharging of the ovens and provide for continuous operation. The expected completion date of the re-engineering is March 2006.

Other Expenditures

        We are constructing auxiliary dams at Quebrada Honda for tailings. This project includes the construction of three auxiliary dams that will prevent decanted water of the Quebrada Honda embankment reservoir from entering the Quebrada Santallana. These dams will also serve as initial dams in case we decide to increase the embankment volume at Quebrada Honda. The project has an approved budget of U.S.$7.0 million.

        The PLS dam projects at Huanaquera entail construction of new pregnant solution collection dams for the Toquepala leaching facility. The budget for this project is U.S.$3.2 million, U.S.$1.5 million of which was expended in 2004.

        In order to reduce operation and maintenance costs and comply with environmental requirements, we are replacing the disc filters at the Toquepala concentrator with a new vertical press filter. The project has a budget of U.S.$3.2 million, of which U.S.$1.5 million had been expended through 2004. The project is expected to be completed during the second quarter of 2005.

        In addition, research studies for tailings disposal at Toquepala and Cuajone continue. New alternatives, including the use of new reagents and the installation of new equipment using new techniques, are under consideration. The goal of the project remains the enhancement of the recovery and reuse of water resources, which will improve production costs and conserve resources. The project has an approved budget of U.S.$4.0 million.

Proposed Projects

        We have a number of projects that we believe we may develop in the future. We evaluate new projects on the basis of expected return, required investment and estimated production, among other considerations.

        Brownfield projects are development projects on existing properties, generally taking two to three years to complete. Below is a brief description of each of the brownfield projects that we believe we may pursue in the future. Information in the table below, including descriptions and investments are estimates only. The estimated completion time for each of these projects is two years. We cannot assure you that we will undertake any of these projects or that the information in the table below will be accurate for any project we do undertake.

Projects	Description	Location	Investment (dollars in millions)
Concentrator	Additional 7,000,000 tons per year of sulfide ore processed	Cananea (Mexico)	U.S.$80 – U.S.$100
SX/EW Plant	Additional 22,000 tons per year of copper cathode	La Caridad (Mexico)	U.S.$110 – U.S.$130
Rod Plant	Additional 150,000 tons per year of copper rod	La Caridad (Mexico)	U.S.$25 – U.S.$35
Zinc Refinery	Additional 50,000 tons per year of refined zinc	San Luis Potosí (Mexico)	U.S.$100 – U.S.$120

        We also have additional projects that we are considering and may pursue.

Suppliers

Supplier Relationship Strategies

        We intend to leverage the supplier relationships of our Peruvian and Mexican operations in order to utilize the most cost-effective suppliers for our combined operations. We anticipate that this will allow us to use existing suppliers of our Peruvian operations to meet our Mexican operation's needs, and vice versa, to take advantage of the most attractive pricing and delivery terms.

        We have undertaken a program to reduce spare parts inventories and to coordinate purchasing functions. Inventory reduction strategies include a consignment system for suppliers and a coding system for spare parts to permit inventory transfers among operating units. Reduced import duties under NAFTA have broadened the number of suppliers from whom we may purchase equipment and supplies.

Concentrate Purchases

        The principal raw materials for our operations are ores from our own mines. Depending on market conditions and the available capacity of our processing facilities, we also purchase raw materials for our processing facilities, although we have reduced our purchases of ores in recent years. We anticipate that our current purchases of copper concentrates from third party suppliers for our Ilo smelter in Peru will diminish as a result of our facility investment at Toquepala, which is estimated to be completed in mid-2005. Minera México processes metals on a toll basis for other mining operators at its San Luis Potosí facilities.

Fuel, Electricity and Water Supplies

        Aside from ore, the principal raw materials for our operations are fuel (including fuel oil to power generators and diesel fuel for mining equipment), electricity and water. We believe that supplies of fuel, electricity and water are readily available. Although the prices of these raw materials may fluctuate, we have generally been able to offset all or a portion of our increased costs through cost-saving measures. However, during 2003 and 2004 we have experienced increases in energy prices that have surpassed levels we can effectively control through cost savings.

  Peru

        In Peru, electric power for our operating facilities is generated by two thermal electric plants owned and operated by Energía del Sur, S.A. (Enersur), a diesel and waste heat boilers plant located adjacent to the Ilo smelter and a coal plant located south of Ilo. Power generation capacity for

Peruvian operations is currently 344 megawatts. In addition, we have 9 megawatts of power generation capacity from two small hydro-generating installations at Cuajone. Power is distributed over a 224-kilometer closed loop transmission circuit. We obtain fuel in Peru principally from the Exxon Mobil Corporation.

        In 1997, we sold our Ilo power plant to Enersur and entered into a power purchase agreement. We and Enersur also entered into an agreement for the sharing of certain services between the power plant and our smelter at Ilo. These arrangements were amended in 2003, and we made a one-time contractual payment to Enersur of U.S.$4.0 million associated with the termination of the original power purchase agreement. We believe we can satisfy the need for increased electricity requirements for our Peru operations from other sources, including local power providers.

        In Peru, we have water concessions for well fields at Huaitire, Vizcachas and Titijones and surface water rights from the Suches Lake, which together are sufficient to supply the needs of our two operating mine sites at Toquepala and Cuajone. At Ilo, we have desalinization plants that produce water for industrial and domestic use that we believe are sufficient for our current and projected needs.

  Mexico

        In Mexico, fuel is purchased directly or indirectly from Petróleos Mexicanos, or Pemex, the state oil monopoly. Electricity for our Mexican operations, which is used as the sole energy source at each mining complex we operate, is either purchased from the Comisión Federal de Electricidad (the Federal Electricity Commission, or CFE), the state electrical power producer, or steam-generated at Mexcobre's smelter by recovering energy in the cooling water for the flash furnace through a waste heat boiler. Accordingly, a significant portion of our operating costs in Mexico are dependent upon the pricing policies of Pemex and CFE, which reflect government policy as well as international market prices for crude oil and conditions in the crude oil and refinery markets. Mexcobre's natural gas pipeline (between Douglas, Arizona and Nacozari, Sonora) that began operating in May 1999 permits us to import natural gas from the United States into Mexico at market prices and thereby reduce operational costs. However, during 2003 Minera México relied on industrial fuel oil due to the substantial increase in the price of natural gas. In addition, we are studying the possibility of extending our alternative sources of electrical power by investing in additional power generating facilities.

        In Mexico, water is a national property and industries not connected to a public services water supply must obtain a water concession from Comisión Nacional del Agua (the National Water Commission, or CNA). Water usage fees are established in the Ley Federal Derechos, which distinguishes several availability zones with different fees per unit of volume according to each zone. All of our operations have one or several water concessions and, with the exception of Mexicana de Cobre, pump out the required water from one or several wells. Mexicana de Cobre pumps water from the La Angostura dam, which is close to the mine and plants. At our Cananea facility, we maintain our own wells and pay the CNA for water measured by usage. Water conservation committees have been established in each plant in order to conserve and recycle water. Water usage fees are updated on a yearly basis and have been increasing in recent years. Active lobbying of the authorities, through the Mining Chamber, is undertaken in order to limit increases in fees.

Environmental and Related Matters

Peru

        Some of our operations are subject to applicable Peruvian environmental laws and regulations. The Peruvian government, through its Ministerio de Energía y Minas (the Ministry of Energy and Mines, or MEM) conducts certain annual audits of our Peruvian mining and metallurgical operations. Through these environmental audits, matters related to environmental commitments, compliance with legal requirements, atmospheric emissions and effluent monitoring are reviewed. We believe we are in material compliance with applicable Peruvian environmental laws and regulations.

        In accordance with Peruvian regulations, in 1996 we submitted our Programa de Adecuación y Manejo Ambiental(Environmental Compliance and Management Program, known by its Spanish acronym, PAMA) to the MEM. A third-party environmental audit was conducted in order to elaborate the PAMA. The PAMA applied to all current operations that did not have an approved environmental impact study at the time. Our PAMA was approved in January 1997 and contains 34 mitigation measures and projects necessary to (1) bring the existing operations into compliance with the environmental standards established by the MEM and (2) identify areas impacted by operations that are no longer active and need to be reclaimed or remediated. By the end of 2004, 31 of these projects were completed, including all PAMA commitments related to our operations in Cuajone and Toquepala. The three pending PAMA projects all relate to the Ilo smelter operations. The primary areas of environmental concern are the smelter reverberatory slag eroded from slag deposits up until 1994, and atmospheric emissions from the Ilo smelter.

        The slag remediation program is progressing as scheduled and is expected to be completed by 2007. With respect to the smelter emissions, the third phase of the Ilo smelter modernization has started and is scheduled to be completed by 2007. In July 2003, we awarded the contract to provide the technology and basic engineering for the modernization of the Ilo smelter to Fluor Chile S.A. and Xstrata plc (formerly M.I.M. Holdings Limited). We believe the selected proposal complies with the current environmental regulations. This project is our largest short-term capital investment project and is estimated at U.S.$500 million, including U.S.$219.3 million expended through June 30, 2005. Beginning in 1995 and continuing while this project is under construction, we have established an emissions curtailment program that has allowed us to comply with the annual sulfur dioxide air quality standard (established by the MEM in 1996) in the populated areas of the city of Ilo.

        On October 14, 2003, the Peruvian Congress published a new law announcing future closure and remediation obligations for the mining industry. On March 14, 2004, the MEM published proposed regulations for this law. The law was amended on May 28, 2004 and again on May 8, 2005. The amended law requires existing mining operations to present to the MEM a Mine Closure Plan within one year of publication of the final regulations. On August 16, 2005 the final regulations were published and we initiated the preparation of the required Mine Closure Plan. As part of the law and the qualifying regulations, we are also required to engage an independent consulting entity to prepare the Mine Closure Plan. The final plan, which is required by August 2006, is subject to the approval of the MEM and open to public discussion and comment in the area of our operations. Additionally, the law requires companies to provide financial guarantees to insure that remediation programs are completed. We anticipate that this law will increase our asset retirement obligations and require future expenditures and amortizations over the life of the mine to satisfy its requirements. We believe the liability for these asset retirement obligations cannot currently be measured, or reasonably estimated, until we have substantially completed our Mine Closure Plan and we are reasonably confident that it will be approved by the MEM in its most material respects.

        For our Peruvian operations, environmental capital expenditures were U.S.$2.5 million, U.S.$2.2 million and U.S.$65.5 million in 2002, 2003 and 2004, respectively. We foresee significant environmental capital expenditures in 2005. Approximately U.S.$171 million has been budgeted in 2005; the smelter project accounts for most of this budget.

Mexico

        Some of our operations are subject to Mexican federal, state and municipal environmental laws, to Mexican official standards, and to regulations for the protection of the environment, including regulations relating to water supply, water pollution, air pollution, noise pollution and hazardous and solid wastes. Some of these laws and regulations are relevant to legal proceedings pertaining to our San Luis Potosí facilities. See "—Legal Proceedings—San Luis Potosí Facilities."

        The principal legislation applicable to our Mexican operations is the federal Ley General del Equilibrio Ecológico y la Protección al Ambiente (the General Law of Ecological Balance and Environmental Protection, or the Environmental Law), which is enforced by the Procuraduría Federal de Protección al Ambiente (Federal Bureau of Environmental Protection, or the PROFEPA). The PROFEPA monitors compliance with environmental legislation and enforces Mexican environmental laws, regulations and official standards and, if warranted, the PROFEPA may initiate administrative proceedings against companies that violate environmental laws, which in the most egregious cases may result in the temporary or permanent closing of noncomplying facilities, the revocation of operating licenses and/or other sanctions or fines. Also, according to the Código Penal Federal(Federal Criminal Code), the PROFEPA has to inform corresponding authorities regarding environmental crimes.

        Our operations near the U.S.-Mexican border are also subject to the Agreement on Cooperation for the Protection and Improvement of the Environment in the Border Area, or the La Paz Agreement, which was concluded in 1983 between the United States and Mexico for the purpose of improving air quality along the border. The La Paz Agreement establishes sulfur dioxide emissions standards and requires the installation and maintenance of emission monitoring and record-keeping systems at our smelters in northwestern Mexico. In order to maintain compliance with sulfur dioxide emissions standards promulgated under the Environmental Law and the La Paz Agreement, Minera México shut down the Cananea smelter and operations at Monterrey in December 1999.

        Mexican environmental regulations have become increasingly stringent over the last decade, and this trend is likely to continue and may be influenced by the environmental agreement entered into by Mexico, the United States and Canada in connection with NAFTA in February 1999. However, management does not believe that continued compliance with the Environmental Law or Mexican state environmental laws will have a material adverse effect on our business, properties, results of operations, financial condition or prospects or will result in material capital expenditures. Although we believe that all of our facilities are in material compliance with applicable environmental, mining and other laws and regulations, we cannot assure you that stricter enforcement of existing laws and regulations or the adoption of additional laws and regulations would not have a material adverse effect on our business, properties, results of operations, financial condition or prospects.

        Due to the proximity of certain facilities of Minera México's subsidiaries near urban centers, the authorities may implement certain measures that may impact or restrain the operation of such facilities. Any enforcement action to shut down any such facilities may have an adverse effect on the operating results of the relevant subsidiary.

        We have instituted extensive environmental conservation programs at our mining facilities in Peru and Mexico. Our environmental programs include water recovery systems to conserve water and minimize contamination of nearby streams, revegetation programs to stabilize the surfaces of the tailings dams and the implementation of scrubbing technology in the mines to reduce dust emissions.

        For our Mexican operations, our environmental capital expenditures for the period from 2000 through 2003 were U.S.$36.5 million, and were U.S.$8.6 million in 2004.

Legal Proceedings

Class Action

        Three purported class action derivative lawsuits have been filed in the Delaware Court of Chancery (New Castle County) in late December 2004 and early January 2005 relating to our recent acquisition of Minera México. On January 31, 2005, the three actions—Lemon Bay, LLP v. Americas Mining Corporation, et al., Civil Action No. 961-N, Therault Trust v. Luis Palomino Bonilla, et al., and

Southern Copper Corporation, et al., Civil Action No. 969-N, and James Sousa v. Southern Copper Corporation, et al., Civil Action No. 978-N—were consolidated into one action titled, In re Southern Copper Corporation Shareholder Derivative Litigation, Consol. C.A. No. 961-N, and the complaint filed in Lemon Bay was designated as the operative complaint in the consolidated lawsuit. The consolidated action purports to be brought on behalf of our common stockholders.

        The consolidated complaint alleges, among other things, that the acquisition of Minera México is the result of breaches of fiduciary duties by our directors and is not entirely fair to us and our minority stockholders. The consolidated complaint seeks, among other things, a preliminary and permanent injunction to enjoin the acquisition, the award of damages to the class, the award of damages to us and such other relief that the court deems equitable, including interest, attorneys' and experts' fees and costs. We believe that this lawsuit is without merit and we intend to vigorously defend ourselves against this action.

        It is the opinion of our management that the outcome of the aforementioned legal proceeding and tax contingencies mentioned in our financial statements, as well as other miscellaneous litigation and proceedings now pending, will not have a material adverse effect on our financial position or results of operations on us and our consolidated subsidiaries.

Peruvian Mining Royalty

        In June 2004, the Peruvian Congress enacted legislation imposing a royalty charge on the mining industry. Regulations for the new law were published in the fourth quarter of 2004 and further in January 2005. We filed suit in the civil court of Lima to protest that this law is unconstitutional. However, in April 2005, the Peruvian Constitutional Tribunal ruled that the law is constitutional. In addition, the Constitutional Tribunal stated that this charge applied to all concessions held in the mining industry. Previously we had entered into a stability contract with the Peruvian government (a "Guaranty and Promotional Measures for Investment Contract") relating to our SX/EW production, which agreement purports to, among other things, fix tax rates and other contributions relating to such production. We believe that the mining royalty does not apply to our SX/EW production due to the stability contract entered into with the Peruvian government. There is no guarantee, however, that the Peruvian government will not determine that our SX/EW production is exempt from the mining royalty. We have recorded in 2004 and for the first six months of 2005 provisions of U.S.$17.6 million and U.S.$15.6 million, respectively, included in cost of sales on our statement of earnings, which does not include approximately U.S.$3.8 million of additional potential liability relating to our SX/EW production as of June 30, 2005. We further discuss this new tax in "—Mining Rights and Concessions—Peru."

Peruvian Investment Shares

        In April 1996, we were served with a complaint filed in Peru by approximately 800 former employees seeking the delivery of a substantial number of investment shares, formerly called "labor shares," of our SPCC Peru Branch, plus dividends. In December 1999, a civil court of first instance in Lima decided against us, ordering the delivery of the investment shares and dividends to the plaintiffs. We appealed this decision in January 2000. On October 10, 2000, the Superior Court of Lima affirmed the lower court's decision. Upon our appeal, the Peruvian Supreme Court annulled the proceeding noting that the civil courts lacked jurisdiction and that the matter had to be decided by a labor court. The lawsuit was dismissed by the lower court in January 2005. The plaintiffs have appealed to the superior court. We have not made a provision for this lawsuit because we believe that we have meritorious defenses to the claims asserted in the complaint.

        In February 2004, approximately 3,000 former employees served a similar complaint in Peru against the SPCC Peru Branch. In February 2004, the first instance labor court dismissed the complaint due to a deficient joinder of claims. In August 2004, the superior labor court affirmed the decision. Notwithstanding the foregoing, former employees may, individually, file complaints regarding the same matter.

Ejido Land Matter

        In July 1991, the Mexican agricultural community of Pilares de Nacozari Ejido, or Ejido, commenced an action in the first federal district court in Sonora, Mexico against the Mexican Ministry of Agrarian Reform, or the Ministry. The action alleged improper expropriation of approximately 1,500 hectares of land adjacent to the La Caridad mine and on which certain of Mexcobre's facilities are currently located. Mexcobre was not named as a defendant in the action although it was included as an interested third party due to its ownership of the land. Mexcobre bought the land in question in 1976 from the Banco Nacional de Obras y Servicios Públicos, which had previously acquired it as a beneficiary of the expropriation by the Ministry in 1973 and has alleged legal and physical impossibility of returning the land.

        After two previous rulings stating that it is impossible to return the land as a means of restitution, a third and final ruling from the Mexican Appellate District Court instructed the district court judge to resolve the legal and physical impossiblity of returning the land as a means of restitution. The district court judge ruled that it is only partially impossible to physically return the land and ruled that legal impossibility has not been proved. Mexicobre has filed a complain (queja) against this ruling. We believe that if the Ejido requests indemnity instead of a return of the land, Mexcobre's financial liability with respect to such compensation would not be material.

Coremi Royalties

        When Mexcobre originally received mining concessions related to its La Caridad unit in 1970, it was required to pay royalties to the Council of Mineral Resources, which we refer to as Coremi. When the Mining Law came into effect in 1992, this obligation was terminated. However, Coremi, the Mexican Superintendent of Mining and the Mexican Secretary of Economy did not concede that our royalty obligation to Coremi was terminated and, in 1995, Coremi initiated a series of legal actions that are still pending. In August 2002, Coremi filed with the Third Federal District Judge in Civil Matters, an action demanding from Mexcobre the payment of royalties due since 1997. Mexcobre answered and denied Coremi's claims in October 2002 and currently is in the discovery stage (etapa de ofrecimiento de pruebas). The parties are currently seeking a negotiated settlement. We and Mexcobre believe that any such payment related to this matter would not be material to us or to Mexcobre.

San Luis Potosí Facilities

        The municipality of San Luis Potosí has granted Desarrolladora Intersaba, S.A. de C.V. licenses of use of land and construction for housing and/or commercial zones in the former Ejido Capulines, where the residential project "Villa Magna" is expected to be developed in the near future.

        The "Villa Magna" residential project will be developed within what Immsa believes are the boundaries of an environmental and safeguard buffer zone required to be created and maintained pursuant to the Environmental Law and its regulations, based on a risk study approved by the Environmental and Natural Resources Ministry. This risk study revealed that the operation of the zinc refinery, by its nature, represents potential risks to third parties.

        Based on the foregoing, Immsa has initiated two different actions regarding this matter:

        (i)    first, against the Municipality of San Luis Potosí, requesting the annulment of the authorization and licenses granted to Desarrolladora Intersaba, S.A. de C.V. to develop "Villa Magna" within the zinc plant's safeguard and buffer zone; and

        (ii)   second, against the PROFEPA's administrative resolution "advising" (rather than enforcing) the Municipality to acknowledge the safeguard buffer zone around Immsa's zinc refinery as approved by the Environmental and Natural Resources Ministry.

        These actions are awaiting final resolutions. Immsa believes that, should the outcome of the above mentioned legal proceedings be adverse to Immsa's interests, the construction of the "Villa Magna" housing and commercial development would not, in itself, affect the operations of Immsa's zinc plant.

        In addition to the foregoing, Immsa has initiated a series of legal and administrative procedures against the Municipality of San Luis Potosí due to its refusal to issue Immsa's use of land permit in respect of its zinc plant. The Municipality has refused to grant such license based on the argument that Immsa has failed to submit, as part of the application process, a manifestación de impacto ambiental (environmental impact assessment). Immsa believes that the environmental impact assessment is not required because Immsa will not undertake construction activities. The trial judge ordered the Municipality to continue the analysis of Immsa's request to issue the licencia de uso de suelo (use of land permit). The municipality again refused to issue the land use permit. Immsa is considering filing a motion for injunctive relief or "amparo" to compel the court to issue the land use permit.

Tax and Statutory Workers' Profit Sharing Matters

Peruvian Operations

        We are regularly audited by the federal, state and foreign tax authorities both in the United States and internationally. These audits can result in proposed assessments. In 2002, the Internal Revenue Service ("IRS") issued a preliminary Notice of Proposed Adjustment for the years 1994 through 1996. In 2003, we settled these differences with the IRS and made a payment of U.S.$4.4 million, including interest. Generally, the years 1994 through 1996 are now closed to further adjustment.

        The IRS is now completing its field audit of the tax years 2000 through 2002 and previously completed the field audit work for 1997 through 1999. During the audit of the tax years 1997 through 1999, the IRS questioned our accounting policy for determination of useful lives, the calculation of deductible and creditable Peruvian taxes, the methodology of capitalizing interest and the capitalizing of certain costs (drilling, blasting and hauling) into inventory value as items for possible adjustment. In the fourth quarter of 2003, we and the IRS jointly requested technical advice from the IRS National Office to help resolve the inventory value dispute. The years 1997 through 2002 will remain open until the inventory value and all outstanding issues are resolved. We believe that the positions that we are reporting to the IRS are correct and appropriate. We believe that we have substantial defenses to the IRS assessments and that adequate provisions have been made so that resolution of any issues raised by the IRS will not have an adverse effect on our consolidated financial condition or results of operations. Significant management judgment is required in determining the provision for tax contingencies. The estimate of the probable cost for resolution of the tax contingencies has been developed in consultation with legal and tax counsel. We do not believe that there is a reasonable likelihood that there is an exposure to loss in excess of the amounts accrued therefore.

        In December 2004 and January 2005, we received assessments and penalties from the Peruvian Tax Administration ("SUNAT") for the fiscal years 2000 and 2001, in which certain deductions taken by us were disallowed. SUNAT has objected to our method of deducting vacation pay accruals in 2000, a deduction in 2000 for a fixed asset write-off, as well as certain other deductions in both years. We have appealed these assessments and resolution is still pending.

        In prior years, we received assessments and penalties from SUNAT for fiscal years 1996 through 1999, in which several deductions taken were disallowed. SUNAT has challenged our depreciation method and deduction of other expenses related to charges incurred outside of Peru from 1996 through

1999, and the deduction of certain exchange differences and interest expenses from 1997 through 1999. We appealed these assessments and resolution is still pending.

        In February 2003, the Peruvian tax court confirmed SUNAT's assessments and penalties with regard to depreciation and deductions of other expenses incurred outside of Peru for fiscal years 1996 and 1997. Consequently, we recognized an additional tax and workers participation liability for fiscal years 1998 and 1999 on the amounts assessed by SUNAT. Therefore, in 2003 we recorded a charge to workers' participation (included in cost of sales (exclusive of depreciation, amortization and depletion) on the statement of earnings) and income tax expense of U.S.$0.5 million and U.S.$4.4 million, respectively. We have, however, not recognized a liability for penalties and interest assessed by SUNAT in connection with the depreciation and other expenses deductions as we consider they are not applicable. The status of the penalty appeals is as follows:

        With regard to the appeal of the penalty related to fiscal year 1996, we were required to issue a letter of credit to SUNAT of U.S.$3.4 million, which was issued in July 2003. This deposit is recorded in other assets on the condensed consolidated balance sheet. The Peruvian tax court denied our appeal in February 2004. Consequently, in April 2004, we filed a lawsuit against the Peruvian tax court and SUNAT in the superior court of Peru. We were not required to issue a deposit for appeal of assessments and rulings with respect to any other years.

        With regard to the penalty issued by SUNAT related to fiscal year 1997, in November 2002 the Peruvian tax court indicated that the penalty needed to be modified and declared the previously issued penalty null. According to this tax court resolution, SUNAT issued a new penalty in December 2003. This penalty and penalties related to fiscal years 1998 and 1999 have been protested before SUNAT.

        We continue to appeal SUNAT's assessment of all penalties and interest related to the disallowance of the above-mentioned items for fiscal years 1997 through 1999.

        Our appeal before the Peruvian tax court relating to the assessments (pertaining to the deduction of certain interest expense) for fiscal year 1997, was denied. In this regard, in May 2003, we filed a lawsuit before the superior court against SUNAT and the Peruvian tax court seeking the reversal of the ruling of the tax court. The tax court has not ruled on the interest deductions for 1998 or 1999.

        We have not recorded any expense associated with the assessment challenging deductions of interest expense for the years 1997, 1998, or 1999, nor have we recorded any expense associated with the assessments for the years 2000 and 2001.

        We also received penalties and assessments from SUNAT relating to the treatment of foreign exchange differences for 2000 and 2001, which we are contesting before SUNAT.

Mexican Operations

        In May 2005, the Mexican Supreme Court rendered a decision that changed the method of computing the amount of statutory workers' profit sharing required to be paid by some Mexican companies. The Supreme Court's ruling in effect prohibited the application of net operating loss carryforwards in computing the income used as the base for determining the workers' profit sharing amounts. We are currently evaluating the possibility of a judicial challenge of this ruling. Nevertheless, the Company has elected to recognize in our results of operations for the U.S.$20.7 million for workers' profit sharing related to 2004 in addition to the year-to-date estimate of our potential liability. The 2004 workers' profit sharing liability estimate may vary in subsequent interim periods as we continue to evaluate the basis of this calculation.

Other Proceedings

        We are involved in various other legal proceedings incidental to our operations, but we do not believe that decisions adverse to us in any such proceedings individually or in the aggregate would have a material adverse effect on our financial position or results of operations.

        Our direct and indirect parent corporations, including AMC and Grupo México, have from time to time been named parties in various litigations involving Asarco. Asarco, a mining company, is indirectly wholly owned by Grupo México. In March 2003, AMC purchased its interest in SCC from Asarco. In August 2002 the U.S. Department of Justice brought a claim alleging fraudulent conveyance in connection with Asarco's environmental liabilities and AMC's then-proposed purchase of SCC from Asarco. That action was settled pursuant to a Consent Decree dated February 2, 2003. The consent decree is binding solely on the U.S. government. In October 2004, AMC, Grupo México, Mexicana de Cobre and other parties, not including SCC, were named in a lawsuit filed in New York State court in connection with alleged asbestos liabilities, which lawsuit claims, among other matters, that AMC's purchase of SCC from Asarco should be voided as a fraudulent conveyance. While Grupo México and its affiliates believe that these claims are without merit, we cannot assure you that these or future claims, if successful, will not have an adverse effect on our parent corporations or us. Any increase in the financial obligations of our parent corporations, as a result of matters related to Asarco or otherwise, could, among other matters, result in our parent corporations attempting to obtain increased dividends or other funding from us. In 2005, certain subsidiaries of Asarco filed bankruptcy petitions in connection with alleged asbestos liabilities. In July 2005, the unionized workers of Asarco commenced a work stoppage which could have a material adverse effect on Asarco and its business prospects. A further deterioration of the financial condition of Asarco could result in additional claims being filed against Grupo México and its subsidiaries, including SCC, Minera México or its subsidiaries. As a result of various factors, including the work stoppage which commenced in July 2005, on August 9, 2005, Asarco filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code before the U.S. Bankruptcy Court of Corpus Christi, Texas. Asarco's bankruptcy case is being joined with the bankruptcy cases of its subsidiaries. Asarco is in continuing possession of its properties and is operating and managing its businesses as a debtor in possession. Asarco believes that by utilizing the Chapter 11 process it can achieve an orderly restructuring of its business and finally resolve, among other contingencies, its environmental and asbestos claims.

Employees

        As of June 30, 2005, we employed 12,885 persons, approximately 77% of whom are covered by labor agreements with ten different labor unions. During the last several years, we have routinely experienced strikes or other labor disruptions that have had an adverse impact on our operations and operating results. We cannot assure you that in the future we will not experience strikes or other labor-related work stoppages that could have a material adverse effect on our financial condition and results of operations.

Peru

        In Peru on August 31, 2004, unionized workers at our mining units in Toquepala and Cuajone stopped work and asked for additional wage increases based on high metals prices. The strike ended after twelve days. The union demands included salary increases, benefits and different application of certain aspects of their labor agreements and it also expressed opposition to our acquisition of Minera México. The Peruvian labor ministry declared the strike illegal and the workers returned to work but asserted their right to return to strike. In early 2005, the workers removed the strike threat, indicating they would pursue their grievances through the labor ministry. There were no labor strikes in 2003. There were fourteen days of labor strikes in the fourth quarter of 2002 in the Toquepala area.

Mexico

        Approximately 77% of our Mexican labor force at March 31, 2005 were members of the Sindicato Nacional de Trabajadores Minera Metalúrgicos y Similares de la República Mexicana, A.C. (the National Mine Workers Union, or the Union). Under Mexican law, the terms of employment for unionized workers is set forth in collective bargaining agreements. Mexican companies negotiate the salary provisions of collective bargaining agreements with the labor unions annually and negotiate other benefits every two years. We conduct negotiations separately at each mining complex and each processing plant.

        In Mexico on July 12, 2004, the workers of Mexicana de Cobre went on strike, asking for the review of certain contractual clauses; workers were satisfied with the review and returned to work 18 days later. On October 15, 2004, the workers of Mexicana de Cananea went on strike, followed by the Mexicana de Cobre workers. The strike lasted for 6 days at Mexicana de Cobre and 9 days at Mexicana de Cananea. The strike was resolved by the acquisition by Minera México of the 5% of the stock of Mexicana de Cananea and Mexicana de Cobre that was owned by the Union.

        On January 20, 2003, approximately 1,117 members of the Union went on strike at the Mexcananea's Cananea mines in the state of Sonora, alleging a violation of their collective bargaining agreement. This strike was resolved on February 5, 2003.

        On October 30, 2002, approximately 453 members of the Union went on strike at Immsa's Electrolytic Zinc Plant, in the state of San Luis Potosí, alleging a violation of their collective bargaining agreement. This strike was resolved before the Mexican Ministry of Labor declared the strike illegal on November 14, 2002.

        On June 3, 2002, approximately 1,256 members of the Union went on strike at Mexcananea's Cananea mine, in the state of Sonora, alleging a violation of their collective bargain agreement. This strike was resolved on June 9, 2002, and Mexcananea and the Union agreed to a 5.25%, salary increase and a reclassification of the categories of employees that provided for an increase in the maximum salary per category of 4.75%.

        On June 3, 2002, approximately 280 members of the Union went on strike at Immsa's Nueva Rosita Plant, in the state of Coahuila, as a result of a disagreement over the manner in which raises were to be determined during 2002. This strike was resolved on June 8, 2002, and Immsa and the Union agreed to a 5.25% salary increase and a reclassification of the categories of employees that provided for an increase in the maximum salary per category of 4.75%.

        On March 5, 2002, approximately 212 members of the Union went on strike at Immsa's Pasta de Conchos Unit, in the state of Coahuila, as a result of a disagreement over the manner in which raises were to be determined during 2002. This strike was resolved on March 19, 2002, and Immsa and the Union agreed to a 5.25% salary increase.

        On March 5, 2002, approximately 531 members of the Union went on strike at Immsa's San Martín mine, in the state of Zacatecas, as a result of a disagreement over the manner in which raises were to be determined during 2002. This strike was resolved on April 4, 2002, and Immsa and the Union agreed to a 5.75% salary increase.

        On March 5, 2002, approximately 1,239 members of the Union went on strike at Mexcobre's concentrator mine, in the state of Sonora, as a result of a disagreement over the manner in which raises were to be determined during 2002. This strike was resolved on April 16, 2002, and Mexcobre and the Union agreed to a 5.75% salary increase.

        On March 7, 2002, approximately 468 members of the Union went on strike at Immsa's electrolytic zinc plant, in the state of San Luis Potosí, as a result of a disagreement over the manner in which raises were to be determined during 2002. This strike was resolved on March 19, 2002, and Immsa and the Union agreed to a 5.25% salary increase.

        Employees of the Mexcobre and Cananea Units reside in town sites at La Caridad and Cananea, respectively, where we have built approximately 2,000 houses and apartments and 275 houses and apartments, respectively. Employees of the Immsa Unit principally reside on the grounds of the mining or processing complexes in which they work and we have built approximately 900 houses and apartments for such employees. Housing, together with maintenance and utility services, is provided at minimal cost to most of our employees. Our town sites and housing complexes include educational and, in some units, medical facilities, churches, social clubs, shopping, banking and other services. At the Cananea Unit, health care is provided free of charge to employees and retired unionized employees and their families.

MANAGEMENT

        Set forth below is information with respect to each of our executive officers and directors as of September 30, 2005.

Name	Age	Position
Germán Larrea Mota-Velasco(1)(3)	51	Chairman of the Board
Oscar González Rocha(1)(3)	67	President, Chief Executive Officer and Director
Xavier García de Quevedo Topete(3)	58	Executive Vice President, Chief Operating Officer and Director
J. Eduardo González Felix	37	Vice President, Finance, Chief Financial Officer and Director
Armando Ortega Gómez(1)(4)	45	Vice President, Legal, General Counsel and Secretary
José N. Chirinos Fano	64	Comptroller
Mario Vinageras Barroso	50	Vice President, Commercial
Remigio Martinez Muller	62	Vice President, Exploration
Vidal Muhech Dip	65	Vice President, Projects
Emilio Carrillo Gamboa(1)(2)(5)	67	Director
Jaime F. Collazo González	53	Director
Harold S. Handelsman	58	Director
Genaro Larrea Mota-Velasco	45	Director
Luis Miguel Palomino Bonilla(2)(4)(5)	46	Director
Gilberto Perezalonso Cifuentes(2)(3)(5)	62	Director
Juan Rebolledo Gout(1)	55	Director
Carlos Ruíz Sacristán(4)	55	Director

(1)
Member of the Executive Committee.

(2)
Member of the Audit Committee.

(3)
Member of the Compensation Committee.

(4)
Member of the Special Nominating Committee.

(5)
Member of the Stock Incentive Plan Committee.

        Germán Larrea Mota-Velasco has served as our Chairman of the Board since December 1999, Chief Executive Officer from December 1999 to October 2004 and as a member of the Board of Directors since November 1999. He has been Chairman of the Board of Directors, President and Chief Executive Officer of Grupo México (holding) since 1994. Mr. Larrea has been Chairman of the Board and Chief Executive Officer of Grupo Minera México (mining division) since 1994. Mr. Larrea was previously Executive Vice Chairman of Grupo México and has been a member of the Board of Directors since 1981. He is also a director of Grupo Comercial América, S.A., Grupo Bursátil Mexicano S.A., Bolsa Mexicana de Valores and Grupo Televisa, S.A. de C.V. He and Mr. Genaro Larrea Mota-Velasco are brothers.

        Oscar González Rocha has served as our Chief Executive Officer since October 21, 2004. Previously, he was our General Director and Chief Operating Officer from December 1999 to October 20, 2004. He has also served as a member of our Board of Directors and as our President since November and December 1999, respectively. He has been a director of Grupo México since 2002.

        Xavier García de Quevedo Topete has served as Executive Vice President and Chief Operating Officer since 2005 and served as a member of our Board of Directors from November 1999 to the present. He has been the President of Minera México since September 1, 2001. He has been a director of Grupo México since April 2002.

        J. Eduardo González Félix has served as our Vice President, Finance and Chief Financial Officer and Director since March 11, 2005. He has been President and Chief Executive Officer of Grupo México's Mining Division (Americas Mining Corporation) since January 2004 and its Chief Financial Officer since 1999. Mr. González was the Chief Financial Officer of Minera México from mid-2001 to December 2003. He had also headed Grupo México's Treasury and Investor Relations departments from 1999 to 2001. Prior to joining Grupo México, Mr. González was a Senior Associate at McKinsey & Company, Inc., heading work for clients in various countries and industry sectors.

        Armando Ortega Gómez has served as a member of our Board of Directors since August 2002. Mr. Ortega was appointed our General Counsel on October 23, 2003, and has served as our Vice President, Legal and Secretary since April 25, 2002. He has been General Counsel of Grupo México since May 2001. He is also an Assistant Secretary of Grupo México. Previously, he headed the Unit on International Trade Practices of the Ministry of Economy of Mexico with the rank of Deputy Vice Minister from 1997 to May 2001, and was negotiator for international matters for said Ministry from 1988 to May 2001.

        José N. Chirinos Fano has served as our Comptroller since April 2005 and served as our Treasurer from April 2004 to April 2005. He has been Director of Comptroller and Finance since December 1999. Since 1994 he has been our Assistant Comptroller. Since January 2004, Mr. Chirinos has been Vice President of Finance and Chief Financial Officer of Southern Peru Limited. He has held various positions in Accounting, Administration and Finance during his 38 years at our company.

        Mario Vinageras Barroso has served as our Vice President, Commercial since April 25, 2002. He has been Commercial Director of Grupo México since September 1994 and Corporate Director of Sales of Grupo México since June 1, 2000.

        Remigio Martinez Muller has served as our Vice President, Exploration since April 25, 2002. He has been Corporate Director of Exploration of Grupo México since 2002. From 1990 to 2001 he was Director of Exploration of Mexicana de Cobre, S.A. de C.V. Mr. Martinez has held several managerial positions within Grupo México and its predecessor, Asarco Mexicana. Currently, he is also President and Director of Minto Explorations Ltd., which is listed on the Vancouver Stock Exchange.

        Vidal Muhech Dip has served as our Vice President, Projects since April 25, 2002. He has been Corporate Director of Engineering and Construction of Grupo México since April 1995. Previously, he was Director of Engineering and Construction of Industrial Minera México from 1985 to 1995.

        Emilio Carrillo Gamboa has served as a member of our Board of Directors since May 30, 2003. Mr. Carrillo Gamboa is a partner of the law firm Bufete Carrillo Gamboa, S.C. Since March 9, 2005, he has been Chairman of the Board of the Mexico Fund, Inc. He is also Chairman of the Board of Holcim-Apasco, S.A. de C.V. Mr. Carrillo Gamboa also currently serves on the boards of Grupo Modelo, S.A. de C.V., Kimberly-Clark de México, S.A. de C.V., San Luis Corporación, S.A. de C.V., Empresas ICA Sociedad Controladora, S.A. de C.V., Grupo México and the Mexico Fund, Inc.

        Jaime F. Collazo González has served as a member of our Board of Directors since April 28, 2004 and our Vice President, Finance and Chief Financial Officer from April 28, 2004 to March 10, 2005. He has been Director of Administration Auditing and Information Technology of Grupo México since March 2004. Previously he was Managing Partner of Administration and Business Consulting, SC from 1999 to 2003 and Vice President and CFO of IBM Mexico from 1994 to 1998.

        Harold S. Handelsman has served as a member of our Board of Directors since August 2002. Mr. Handelsman has served as Executive Vice President and General Counsel of The Pritzker Organization, LLC, a private investment firm, since 1998. Mr. Handelsman has also been a senior executive officer of the Hyatt Corporation since 1978, currently serving as Senior Vice President, Secretary and General Counsel, and is a director of a number of private corporations.

        Genaro Larrea Mota-Velasco has served as a member of our Board of Directors since November 1999. He also served as our Vice President, Commercial from December 1999 until April 25, 2002. He was Managing Commercial Director of Grupo México from 1994 to August 30, 2001, and has been a director of Grupo México since 1994. He and Mr. Germán Larrea Mota-Velasco are brothers.

        Luis Miguel Palomino Bonilla has served as a member of our Board of Directors since March 19, 2004. Mr. Palomino has been the principal and senior consultant of Proconsulta International (a financial consulting firm) since 2003. Previously he was First Vice President and Chief Economist, Latin America for Merrill Lynch Pierce Fenner & Smith, New York (investment banking) from 2000 to 2002. He was Chief Executive Officer, Senior Country and Equity Analyst of Merrill Lynch, Peru (investment banking) from 1995 to 2000. Mr. Palomino has held various positions with banks and financial institutions as an economist, financial advisor and analyst.

        Gilberto Perezalonso Cifuentes has served as a member of our Board of Directors since June 2002. From 1980 until February 1998, Mr. Perezalonso held various positions with Grupo Cifra S.A. de C.V., the most recent position being that of General Director of Administration and Finance. From 1998 until April 2001, he was Executive Vice President of Administration and Finance of Grupo Televisa, S.A. He is currently Treasurer of the Asociación Vamos México A.C., consultant to the Presidency of Grupo Televisa, S.A. and a member of its Board and its Executive Committee. He is also a member of the investment committee of IBM de México. He is a member of the advisory council of Banco Nacional de México, S.A., the board and of the investment committee of Afore Banamex, the board and of the investment committee of Siefore Banamex No. 1, and is a member of the Boards of Gigante, S.A. de C.V., International Center for Human Development, Costa Rica, Masnegocio Co. S. de R.L. de C.V., and Financiera Compartamos, S.A. de C.V., SFOL. Mr. Perezalonso is currently the Chief Executive Officer of Aeroméxico (Aerovías de México, S.A. de C.V.).

        Juan Rebolledo Gout has served as a member of our Board of Directors since May 30, 2003. Mr. Rebolledo has been International Vice President of Grupo México since 2001. He was Undersecretary of Foreign Affairs of Mexico from 1994 to 2000 and Deputy Chief of Staff to the President of Mexico from 1993 to 1994.

        Carlos Ruíz Sacristán has served as a member of our Board of Directors since February 12, 2004. Mr. Ruíz has held various positions in the Mexican government, most recently as Secretary of Communication and Transportation of Mexico from 1995 to 2000. Mr. Ruíz is the owner and managing partner of Proyectos Estratégicos Integrales, a Mexican investment banking firm specializing in agricultural, transport, tourism and housing projects.

Committees of the Board of Directors

Executive Committee

        Pursuant to our by-laws, the Executive Committee has the delegated power to exercise all the powers and authority of the Board, except for those prohibited by statute. At the Board's discretion, the Executive Committee shall have such more limited or specific powers as the Board may from time to time designate. The Executive Committee is comprised of Messrs. Germán Larrea Mota-Velasco (Chairman), Oscar González Rocha, Emilio Carrillo Gamboa, Armando Ortega Gómez and Juan Rebolledo Gout.

Audit Committee

        The functions of the Audit Committee include approving the engagement of independent accountants, reviewing and approving the fees, scope and timing of their other services and reviewing the audit plan and results of the audit. The Audit Committee also reviews our policies and procedures on internal auditing, accounting and financial controls. The implementation and maintenance of internal controls are understood to be primarily the responsibility of management. The Audit Committee is comprised of Messrs. Emilio Carrillo Gamboa (Chairman), Luis Miguel Palomino Bonilla (Audit Committee Financial Expert) and Gilberto Perezalonso Cifuentes (Audit Committee Financial Expert).

Compensation Committee

        The Compensation Committee has general responsibility for the administration, interpretation and oversight of all aspects of remuneration, including compensation, benefits and perquisites of all of our executive officers and other of our key employees and those of our subsidiaries. The Compensation Committee is comprised of Messrs. Germán Larrea Mota-Velasco, Oscar González Rocha, Xavier García de Quevedo Topete and Gilberto Perezalonso Cifuentes.

Special Nominating Committee

        On April 12, 2005, the Board of Directors discontinued the Nominating Committee in view of the creation of the Special Nominating Committee pursuant to an amendment of the Company's restated certificate of incorporation, filed on March 29, 2005. The Special Nominating Committee functions as a special committee to nominate special independent directors to the Board. Pursuant to our restated certificate of incorporation, as amended, a special independent director is any director who (1) satisfies the independence requirements of the New York Stock Exchange and has been nominated to the Board by the Special Nominating Committee or (2) was nominated to the Board by holders of our class A common stock (other than Grupo México). The Special Nominating Committee has the right to nominate a number of special independent directors based on the percentage of our common stock owned by all holders of our common stock, other than Grupo México. The Special Nominating Committee presently consists of Messrs. Luis Miguel Palomino Bonilla, Carlos Ruíz Sacristán and Armando Ortega Gómez, our general counsel.

Stock Incentive Plan Committee

        The Stock Incentive Plan Committee functions as a special committee to select officers and other employees for participation in the Stock Incentive Plan and determine the timing, pricing and amount of awards and benefits granted under the Stock Incentive Plan. The Stock Incentive Plan Committee is comprised of Messrs. Emilio Carrillo Gamboa, Luis Miguel Palomino Bonilla and Gilberto Perezalonso Cifuentes.

RELATED PARTY TRANSACTIONS

        As amended on March 31, 2005, our Restated Certificate of Incorporation requires that a committee of our board of directors made up of independent directors review certain new related party transactions with a value of U.S.$10 million or more.

        Below we describe certain transactions into which we have entered with affiliated parties or parties with which we were previously affiliated at the time of such transactions. We believe these transactions have been entered into on an arm's-length basis. We may enter into similar or other related party transactions in the future.

        Grupo México, our ultimate parent and the majority indirect stockholder of us and our affiliates, provides various services to us. In 2004, these activities were principally related to accounting, legal, tax, financial, treasury, human resources, price risk assessment, purchasing, procurement and logistics, sales and administrative and other support services. Grupo México is reimbursed for these services. The total amount paid by SCC to Grupo México for such services in 2004 was U.S.$13.8 million. We expect to continue to pay for these services for the foreseeable future in an amount of U.S.$13.8 million per year.

        The holders of our common stock and their affiliates purchase copper products from us from time to time at prices determined by reference to the LME and COMEX market price for copper at such time. We expect that our policy of determining prices for related party transactions by reference to the LME or COMEX market prices for copper at the time of any such transaction will continue.

        Subsidiary companies of Grupo México purchased U.S.$9.3 million, U.S.$6.3 million and U.S.$13.0 million of metal products (gold, silver, sulfuric acid and copper) from us in 2002, 2003, and 2004, respectively.

        Sociedad Minera Cerro Verde, S.A.A., an affiliate of our former stockholders that is an affiliate of Phelps Dodge Corporation, purchased U.S.$2.1 million, U.S.$1.9 million and U.S.$3.7 million of acid products from SCC in 2002, 2003 and 2004, respectively.

        Cerro Wire and Cable LLC, or Cerro, an affiliated company of one of our former stockholders, purchased U.S.$70.2 million of copper products from SCC in 2004. There were no purchases by Cerro in 2002 and 2003.

        In 2003, SCC purchased from Asarco, a former stockholder of SCC and a subsidiary of Grupo México, used mining equipment. In compliance with Peruvian regulations related to used vehicles and mining equipment, the trucks and mining equipment were independently appraised at fair market value at the time of purchase for U.S.$10 million. Additionally in 2003, SCC purchased from Asarco mineral exploration properties in Chile at a cost of U.S.$3.7 million. SCC used an independent appraisal firm to determine the purchase price.

        On January 15, 2004, SCC entered into a tolling agreement with Asarco. Under the terms of the agreement, in the first quarter of 2004 SCC, through its wholly owned U.S. subsidiary, Southern Peru Limited, or SPL, commenced delivering to Asarco at its Amarillo, Texas refinery, copper cathodes for conversion into copper wire rods, which we sell in the United States. SCC delivered 77,000 tons of copper during 2004 to the Asarco refinery. We pay Asarco a tolling charge upon its receipt of copper. Tolling charges paid to Asarco were U.S.$3.8 million in 2004 and are included in cost of sales in our consolidated statement of earnings.

        During 2004, SPL sold U.S.$219.5 million of copper wire rods. Of these sales, U.S.$70.2 million corresponds to sales to Cerro, our former stockholder, that were recorded as sales to stockholders and affiliates in the consolidated statement of earnings. At December 31, 2004, there was a total of U.S.$9.3 million in related party accounts receivable of which U.S.$8.5 million related to SPL's sales to an affiliate, Cerro, and U.S.$0.8 million related to sales by SCC to other related entities.

        SCC contracted an aggregate of approximately U.S.$1.7 million, U.S.$1.2 million and U.S.$3.2 million in 2002, 2003 and 2004, respectively, for shipping services to and from Peru by Compañía Sud-Americana de Vapores S.A., or CSAV, and a subsidiary company. CSAV is a company indirectly controlled by Quemchi, S.A. Mr. Jaime Claro, a director of SCC during 2002, 2003 and the first six months of 2004, is chairman of Quemchi S.A.

        SCC purchased U.S.$0.7 million, U.S.$1.4 million and U.S.$0.4 million in 2002, 2003 and 2004, respectively, of industrial materials from Higher Technology Solutions S.A., or Higher Tec, a Peruvian corporation and a related company. Mr. Carlos González, a son of SCC's President and Chief Executive Officer, is an investor in Higher Tec and the owner of the related company. Additionally, in 2004 SCC purchased U.S.$1.1 million and U.S.$0.7 million of industrial material from Higher Technology S.A.C. and Servicios y Fabricaciones Mecánicas S.A.C., respectively. Mr. Carlos González is the principal owner of these companies. In addition, SCC purchased U.S.$0.1 million, U.S.$0.2 million and U.S.$0.4 million in 2002, 2003 and 2004, respectively, of industrial materials from Société Française des Bandes Transporteuses, a French corporation. Mr. Alejandro González, a son of SCC's President and Chief Executive Officer, is a sales representative with this company.

        Our Minera México subsidiary was paid fees of U.S.$0.8 million, U.S.$0.4 million and U.S.$6.8 million in 2002, 2003 and 2004, respectively, primarily for various services by Grupo México, including accounting, tax, financial, treasury, human resources and other support services.

        Our Minera México subsidiary paid U.S.$3.4 million, U.S.$3.4 million and U.S.$3.3 million in 2002, 2003 and 2004, respectively, in interest expense related to borrowings from Grupo México.

        Our Minera México subsidiary paid U.S.$6.0 million, U.S.$12.8 million and U.S.$6.1 million in 2002, 2003 and 2004, respectively, for refining and other services provided by Asarco.

        Our Minera México subsidiary paid fees of U.S.$17.7 million, U.S.$13.8 million and U.S.$18.9 million in 2002, 2003 and 2004, respectively, primarily for freight services provided by Ferrocarril Mexicano, S.A., an indirect subsidiary of Grupo México.

        The Larrea family controls a majority of the capital stock of Grupo México, and has interests in other businesses, including oil drilling services, construction and real estate. We engage in certain transactions in the ordinary course of business with other entities controlled by the family relating to mining and refining services, the lease of office space, and air transportation and construction services. These transactions amounted to approximately U.S.$8.4 million in 2003 and U.S.$6.1 million in 2004.

        On October 20, 2005 our board of directors approved the acquisition of 6,386,521 shares of Minera Mexico from Grupo Mexico. The acquired shares represent 0.81833% of the outstanding shares of Minera Mexico and will be purchased at the average closing price of the last 30 trading days ended October 19, 2005. We believe this purchase will better consolidate our economic and voting power over Minera Mexico.

        We lend to and borrow from our affiliates from time to time to fund acquisitions and for other corporate purposes. See Note 17 to our Audited Combined Financial Statements. We believe these financing transactions bear interest at market rates.

PRINCIPAL STOCKHOLDERS

Principal Stockholders

        The table below sets forth, as of October 20, 2005, certain information regarding beneficial ownership of our common stock by (i) each person known by us to beneficially own more than 5% of the outstanding shares of common stock; (ii) each member of our board of directors; (iii) each of our executive officers; and (iv) all of our directors and executives as a group.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned
5% Stockholders:
Americas Mining Corporation(1)	110,556,589	75.1%
Named Executive Officers and Directors:(2)
Germán Larrea Mota-Velasco(3)	1,400	*
Xavier García de Quevedo Topete	400	*
Oscar González Rocha	0	*
J. Eduardo González Félix	400	*
Juan Rebolledo Gout	600	*
Jaime Fernando Collazo González	400	*
Emilio Carrillo Gamboa	600	*
Carlos Ruíz Sacristán	600	*
Harold S. Handelsman	800	*
Genaro Larrea Mota-Velasco	400	*
Armando Ortega Gómez	800	*
Gilberto Perezalonso Cifuentes	1,000	*
Luis Miguel Palomino Bonilla	600	*
All nominees, directors and officers as a group (17 individuals)	8,000	*

*
Less than 0.5%

(1)
Pursuant to Amendment No. 12 to the Schedule 13D filed by Grupo México, Grupo Minero México Internacional, S.A. de C.V. ("GMMI"), AMC and SPHC II Incorporated ("SPHC II") on May 23, 2005. Grupo México, GMMI, AMC and SPHC II each have the sole power to vote or direct the vote of 0 shares; the sole power to dispose or direct the disposition of 0 shares; and have the shared power to dispose or direct the disposition of 110,556,589 shares. Of the 110,556,589 shares, 67,207,640 are held by AMC and 43,348,949 are held by SPHC II, both subsidiaries of Grupo México. On September 6, 2005, SPHC II merged with and into AMC pursuant to a Certificate of Ownership and Merger filed by AMC with the Secretary of State of the State of Delaware. As a result of the merger, AMC currently owns 110,556,589 shares of our Common Stock.

(2)
Information with respect to beneficial ownership of the named executive officers and directors is based upon information furnished by each director or officer. Except as noted below, all directors and officers have sole voting and investment power over the shares beneficially owned by them.

(3)
Mr. Larrea disclaims beneficial ownership over the shares of common stock owned by AMC, which in turn are controlled by Grupo México. The Larrea family indirectly controls a majority of the stock of Grupo México.

        On March 31, 2005, we executed a registration rights agreement, among Cerro Trading Company, Inc., SPC Investors, L.L.C., Phelps Dodge Corporation, Phelps Dodge Overseas Capital Corporation, Climax Molybdenum B.V., AMC and us. Pursuant to this registration rights agreement, on

May 19, 2005, holders of our class A common stock converted their shares of class A common stock, which had a voting preference, into an equal number of fully paid and non-assessable shares of our common stock which have equal voting interests. Therefore we have a single class of outstanding common stock listed on the New York Stock exchange and the Lima Stock Exchange.

        On April 1, 2005, we acquired Minera México from AMC, a subsidiary of Grupo México, our controlling stockholder. Through an exchange of 67,207,640 newly issued shares of our common stock for the outstanding shares of Minera México, Minera México became our 99%-owned subsidiary.

        On June 15, 2005, such stockholders party to the registration rights agreement sold all of their aggregate 22,551,844 shares of our common stock in a public offering.

        Grupo México, our controlling stockholder, is a Mexican corporation listed on the Mexican Stock Exchange, with its principal executive offices located at Baja California 200, Colonia Roma Sur, 06760 Mexico City, Mexico. Through its wholly-owned subsidiaries, AMC and SPHC II Incorporated, it currently owns approximately 75.1% of our capital stock. Grupo México's principal business is to act as a holding company for shares of other corporations engaged in the mining, processing, purchase and sale of minerals and other products and railway services.

        Some of our executive officers and directors own shares of Grupo México. The largest stockholder of Grupo México is Empresarios Industriales de México, S.A. de C.V., or EIM, which is a Mexican corporation. The principal business of EIM is to act as a holding company for shares of other corporations engaged in a variety of businesses including mining, construction, real estate and drilling. The Larrea family indirectly controls a majority of the stock of Grupo México through EIM.

DESCRIPTION OF THE NOTES

        The old 2015 notes were issued and the new 2015 notes will be issued under an indenture, dated July 27, 2005, as amended or supplemented through the expiration date (the "2015 Notes Indenture"), between the Issuer and The Bank of New York, as Trustee (the "2015 Notes Trustee," which term includes any successor as Trustee under the 2015 Notes Indenture). The old 2015 notes together with the new 2015 notes are referred to as the 2015 notes. The old 2035 notes were issued and the new 2035 notes will be issued under an indenture, dated July 27, 2005, as amended or supplemented through the expiration date (the "2035 Notes Indenture" and, together with the 2015 Notes Indenture, the "Indentures"), between the Issuer and The Bank of New York, as Trustee (the "2035 Notes Trustee," which term includes any successor as Trustee under the 2035 Notes Indenture, and, together with the 2015 Notes Trustee, the "Trustee"). The old 2035 notes together with the new 2035 notes are referred to as the 2035 notes. In this description, the term "Issuer" refers only to Southern Copper Corporation and not to any of its subsidiaries.

        The following summaries of certain provisions of the notes, the Indentures and the Registration Rights Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the terms and conditions of the notes, the Indentures and the Registration Rights Agreement, including the definitions therein of certain terms. Copies of the Indentures and Registration Rights Agreement are available at the Issuer's principal executive offices, as well as at the offices of the Trustee, Registrar, Paying Agent and Transfer Agent, and at the offices of the Luxembourg Listing Agent, Paying Agent and Transfer Agent, each as defined in the Indentures. As used herein, the term "Holder" or "Noteholder" means the person in whose name a note of either series is registered in the register (the "Register") which the Issuer shall cause the registrar to maintain for each series of notes.

General

        The old notes and the new notes, which together are referred to in this prospectus as the "notes," will constitute a single series of notes under the respective Indentures. If the exchange offer described under "The Exchange Offer" is consummated, holders of old notes who do not exchange their old notes for new notes will vote together as a single series of notes with holders of the new notes of the series for all relevant purposes under the respective Indentures. In that regard, the Indentures require that certain actions by the holders under the notes (including acceleration following an event of default) must be taken, and certain rights must be exercised, by specified minimum percentages of the aggregate principal amount of the outstanding notes. In determining whether holders of the requisite percentage in principal amount have given any notice, consent or waiver or taken any other action permitted under the Indentures, any old notes which remain outstanding after the exchange offer will be aggregated with the new notes of the relevant series and the holders of the old notes and new notes will vote together as a single series for all purposes. Accordingly, all references in this prospectus to specified percentages in aggregate principal amount of the outstanding notes will be deemed to mean, at any time after the exchange offer is consummated, the percentages in aggregate principal amount of the old notes and the new notes then outstanding.

        The terms of the old notes are identical in all material respects to those of the new notes, except that (1) the old notes have not been registered under the Securities Act and are subject to certain restrictions on transfer, (2) are entitled to certain rights under the registration rights agreement (which rights will terminate upon consummation of the exchange offer, except under limited circumstances), and (3) the new notes will not provide for any additional interest as a result of our failure to fulfill certain registration obligations.

        The notes are general unsecured and unconditional obligations of the Issuer. The notes, at all times, rank pari passu in right of payment among themselves and at least equally with all other present and future unsecured and unsubordinated obligations of the Issuer. The Issuer initially issued 2015 notes in an aggregate principal amount of U.S.$200.0 million and initially issued 2035 notes in an aggregate principal amount of U.S.$600.0 million. The Issuer is entitled, without the consent of the Holders, to issue additional notes of either series under the applicable Indenture on the same terms and conditions and with the same CUSIP numbers as the 2015 notes and the 2035 notes being offered hereby in an unlimited aggregate principal amount (the "Additional Notes"). The notes and the Additional Notes of each series, if any, will be treated as a single class for all purposes of the applicable Indenture, including waivers and amendments. Unless the context otherwise requires, for all purposes of the applicable Indenture and this "Description of the Notes," references to the 2015 notes and the 2035 notes include any Additional Notes of such series actually issued.

        The 2015 notes bear interest at the rate per annum shown on the front cover of this prospectus from the later of July 27, 2005 or from the most recent Interest Payment Date on which interest has been paid or provided for, payable semi-annually, in arrears, on January 27 and July 27 of each year, commencing January 27, 2006, to the person in whose name such 2015 note (or any predecessor note) is registered at the close of business on the preceding January 15 or July 15, as the case may be. Interest on the 2015 notes will be computed on the basis of a 360-day year of twelve 30-day months. The Issuer shall pay interest on overdue principal at the rate borne by the notes plus 1%. The 2015 notes will mature on July 27, 2015.

        The 2035 notes bear interest at the rate per annum shown on the front cover of this prospectus from the later of July 27, 2005 or from the most recent Interest Payment Date on which interest has been paid or provided for, payable semi-annually, in arrears, on January 27 and July 27 of each year, commencing January 27, 2006, to the person in whose name such 2035 note (or any predecessor note) is registered at the close of business on the preceding January 15 or July 15, as the case may be. Interest on the 2035 notes will be computed on the basis of a 360-day year of twelve 30-day months. The Issuer shall pay interest on overdue principal at the rate borne by the notes plus 1%. The 2035 notes will mature on July 27, 2035.

        Notwithstanding the foregoing, any interest which is payable, but which is not punctually paid or duly provided for, on any Interest Payment Date ("Defaulted Interest") shall cease to be payable to the Holder registered on such date, and shall be payable, at the election of the Issuer, either (i) to the person in whose name such note is registered at the close of business on a special record date to be fixed by the Trustee not more than 15 nor less than 10 days prior to the date fixed by the Issuer for payment thereof or (ii) in any other lawful manner not inconsistent with the rules of any applicable securities exchange if deemed practicable by the Trustee. You should refer to the description under the heading "The Exchange Offer" for a more detailed description of the circumstances under which the interest rate will increase.

        Although the Indentures limit the amount of indebtedness that can be incurred by the Issuer's Subsidiaries, such limitation is subject to significant exceptions. The Indentures do not limit the amount of indebtedness or other obligations that may be incurred by the Issuer.

Methods of Receiving Payments on the Notes

        Payments on the notes may be made, in the case of a Holder of U.S.$10 million or more in aggregate principal amount of notes of the relevant series, by wire transfer to a U.S. dollar account maintained by the payee with a bank in the United States if such Holder elects payment by wire transfer by giving notice to the Issuer to such effect respecting such account no later than 30 days immediately preceding the relevant due date for payment. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York in the U.S. or at the office of the Paying Agent in Luxembourg unless the Issuer elects to make interest payments by check mailed to the Holders at their address set forth in the Register.

        If any payment in respect of a note is due on a day that is not at any place of payment a Business Day then, at each such place of payment, such payment need not be made on such day but may be made on the next succeeding day that is at such place of payment a Business Day, with the same force and effect as if made on the date for such payment, and no interest will accrue for the period from and after such date.

Paying Agent and Registrar for the Notes

        The Trustee will initially act as paying agent and registrar. The Bank of New York (Luxembourg) S.A. will initially act as Paying Agent and Transfer Agent in Luxembourg. The Issuer may change the paying agent or registrar without prior notice to the holders of the notes, and the Issuer or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

        A Holder may transfer or exchange notes in accordance with the provisions of the applicable Indenture. The Issuer, the registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Any transfer documents will be available at the Issuer's principal executive offices, as well as at the offices of the Trustee, Registrar, Paying Agent and Transfer Agent, and at the offices of the Luxembourg Listing Agent, Paying Agent and Transfer Agent. Holders will be required to pay all taxes due on transfer. The Issuer is not required to transfer or exchange any notes selected for redemption. Also, the Issuer is not required to transfer or exchange any notes for a period of 15 days before a selection of notes to be redeemed.

Optional Redemption

        Except as described below, neither the 2015 notes nor the 2035 notes are redeemable at the Issuer's option. The Issuer is not, however, prohibited from acquiring the notes by means other than a redemption, whether pursuant to a tender offer, open market purchase or otherwise, so long as the acquisition does not otherwise violate the terms of the applicable Indenture.

        The 2015 notes and the 2035 notes will be redeemable, at any time and from time to time, in whole or in part, at the Issuer's option at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed, and (ii) the sum of the present values of the Remaining Scheduled Payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the applicable redemption date) discounted to that redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points in the case of the 2015 notes and the Treasury Rate plus 50 basis points in the case of the 2035 notes; plus, in the case of both clause (i) and clause (ii) above, accrued and unpaid interest on the principal amount of the notes being redeemed to, but not including, the date of redemption. Notwithstanding the foregoing, payments of interest on the notes will be payable to the Holders of those notes registered as such at the close of business on the relevant record dates according to the terms and provisions of the Indenture. In connection with such optional redemption, the following defined terms apply:

        "Comparable Treasury Issue" means, with respect to the 2015 notes or the 2035 notes, the United States Treasury security selected by the Independent Investment Banker that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such series of notes.

        "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day, preceding that redemption date, as set forth in the daily statistical release designated H.15(519) (or any successor release) published by the Federal Reserve

Bank of New York and designated "Composite 3:30 p.m. Quotations for US Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, the average of the Reference Treasury Dealer Quotations for that redemption date.

        "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Issuer to act as the "Independent Investment Banker."

        "Reference Treasury Dealer" means each of Citigroup Global Markets Inc. and UBS Securities LLC and their respective successors and one other nationally recognized investment banking firm that is a Primary Treasury Dealer specified from time to time by the Issuer; provided, however, that if any of the foregoing shall cease to be a primary US Government securities dealer in New York City (a "Primary Treasury Dealer"), the Issuer shall substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer.

        "Reference Treasury Dealer Quotation" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding that redemption date.

        "Remaining Scheduled Payments" means, with respect to each note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if that redemption date is not an interest payment date with respect to such notes, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to that redemption date.

        "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the third business day immediately preceding that redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

        Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each Holder of the notes to be redeemed. On and after any redemption date, interest will cease to accrue on the notes or any portion thereof called for redemption unless the Issuer defaults in the payment of the redemption price. The Issuer will publish such notices in a leading newspaper of general circulation in Luxembourg, which is expected to be the d'Wort, or via an official information dissemination system managed by the Luxembourg Stock Exchange, for so long as the notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require.

        Upon presentation of any note redeemed in part only, the Issuer will execute and the Trustee will authenticate and deliver to us on the order of the holder thereof, at the Issuer's expense, a new note or notes, of authorized denominations, in principal amount equal to the unredeemed portion of the note so presented.

        The Issuer may at any time purchase notes in the open market or otherwise at any price. Any notes that are redeemed or purchased by the Issuer will be cancelled and may not be reissued or resold. Any redemption and notice thereof pursuant to the Indenture may, in the Issuer's discretion, be subject to the satisfaction of one or more conditions precedent.

Covenants

        Each Indenture provides that the following restrictive covenants will be applicable to the Issuer and its Subsidiaries unless the notes issued under such Indenture reach Investment Grade Status. After an applicable series of notes reaches Investment Grade Status, and notwithstanding that such series of notes may later cease to have an Investment Grade Rating from any of the Rating Agencies, the Issuer and its Subsidiaries will be released from their obligations under the applicable Indenture to comply with the restrictive covenants described below, except for the covenants described under the following headings:

  •
  "—Limitation on Liens,"

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  "—Limitation on Sale and Leaseback Transactions,"

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  "—Consolidation, Merger, Sale or Conveyance" and

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  "—Reporting Requirements."

Limitation on Liens

        The Issuer will not, nor will it permit any Subsidiary to, issue, assume or suffer to exist any Indebtedness or Guarantee, if such Indebtedness or Guarantee is secured by a Lien upon any Specified Property, unless, concurrently with the issuance or assumption of such Indebtedness or Guarantee or the creation of such Lien, the notes shall be secured equally and ratably with (or prior to) such Indebtedness or Guarantee; provided, however, that the foregoing restriction shall not apply to:

        (1)   any Lien on (A) any Specified Property acquired, constructed, developed, extended or improved by the Issuer or any Subsidiary (singly or together with other Persons) after the date of the Indenture or any property reasonably incidental to the use or operation of such Specified Property (including any real property on which such Specified Property is located), or (B) any shares or other ownership interest in, or any Indebtedness of, any Person which holds, owns or is entitled to such property, products, revenue or profits, in each of cases (A) and (B), to the extent such Lien is created, incurred or assumed (x) during the period such Specified Property was being constructed, developed, extended or improved, or (y) contemporaneously with, or within 360 days after, such acquisition or the completion of such construction, development, extension or improvement in order to secure or provide for the payment of all or any part of the purchase price or other consideration of such Specified Property or the other costs of such acquisition, construction, development, extension or improvement (including costs such as escalation, interest during construction and financing and refinancing costs);

        (2)   any Lien on any Specified Property existing at the time of acquisition thereof and which (a) is not created as a result of or in connection with or in anticipation of such acquisition and (b) does not attach to any other Specified Property other than the Specified Property so acquired;

        (3)   any Lien on any Specified Property acquired from a Person which is merged with or into the Issuer or any Subsidiary or any Lien existing on Specified Property of any Person at the time such Person becomes a Subsidiary, in either such case which (a) is not created as a result of or in connection with or in anticipation of any such transaction and (b) does not attach to any other Specified Property other than the Specified Property so acquired;

        (4)   any Lien which secures Indebtedness or a Guarantee owing by a Subsidiary to the Issuer or any other Subsidiary;

        (5)   any Lien existing on the date of the applicable Indenture; or

        (6)   any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part, of any Lien referred to in the foregoing clauses (1) through (5) inclusive; provided that the principal amount of Indebtedness or Guarantee secured thereby shall not exceed the principal amount of Indebtedness or Guarantee so secured at the time of such extension, renewal or replacement plus an amount necessary to pay any fees and expenses, including premiums and defeasanse costs related to such transaction, and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the Lien so extended, renewed or replaced (plus improvements on such property).

        Notwithstanding the foregoing, the Issuer or any Subsidiary may issue or assume Indebtedness or a Guarantee secured by a Lien which would otherwise be prohibited under the provisions of the Indenture described in this section or enter into Sale and Leaseback Transactions that would otherwise be prohibited by the provisions of the Indenture described below under "—Limitation on Sale and Leaseback Transactions," provided that the amount of such Indebtedness or Guarantee or the Attributable Value of such Sale and Leaseback Transaction, as the case may be, together with the aggregate amount (without duplication) of (x) Indebtedness or Guarantees outstanding at such time, that was previously incurred pursuant to this paragraph by the Issuer and its Subsidiaries, plus (y) the Attributable Value of all such Sale and Leaseback Transactions of the Issuer and its Subsidiaries outstanding at such time that were previously incurred pursuant to this paragraph shall not exceed 20% of Consolidated Net Tangible Assets at the time any such Indebtedness or Guarantee is issued or assumed by the Issuer or any Subsidiary or at the time any such Sale and Leaseback Transaction is entered into.

        For the avoidance of doubt, the sale or other transfer of (i) any minerals in place for a period of time until, or in an amount such that the purchaser will realize therefrom a specified amount of money (however determined) or a specified amount of such minerals or (ii) any other interest in property of the character commonly referred to as a "production payment," shall not constitute the incurrence of Indebtedness or a Guarantee secured by a Lien.

Limitation on Sale and Leaseback Transactions

        For so long as any of the notes of the applicable series are outstanding, neither the Issuer nor any Subsidiary may enter into any Sale and Leaseback Transaction with respect to any Specified Property, unless either (x) the Issuer or such Subsidiary would be entitled pursuant to the provisions of the Indenture described above under "—Limitation on Liens" to issue or assume Indebtedness or a Guarantee (in an amount equal to the Attributable Value with respect to such Sale and Leaseback Transactions) secured by a Lien on such Specified Property without equally and ratably securing the notes of such series, (y) the Issuer or such Subsidiary shall apply or cause to be applied, in the case of a sale or transfer for cash, an amount equal to 85% of the net proceeds thereof and, in the case of a sale or transfer otherwise than for cash, an amount equal to the fair market value (as determined in good faith by the board of directors of the Issuer) of the Specified Property so leased, (A) to the retirement, within 360 days after the effective date of such Sale and Leaseback Transaction, of (i) Indebtedness of the Issuer ranking at least on a parity with the notes of such series or (ii) Indebtedness of any Subsidiary of the Issuer, in each case owing to a Person other than the Issuer or any Affiliate of the Issuer, or (B) to the acquisition, purchase, construction, development, extension or improvement of any property or assets of the Issuer or any Subsidiary used or to be used by or for the benefit of the Issuer or any Subsidiary in the ordinary course of business or (z) the Issuer or such Subsidiary equally and ratably secures the notes of such series.

        The foregoing restrictions shall not apply to any transactions providing for a lease for a term of not more than three years.

Repurchase at the Option of Holders Upon a Change of Control Triggering Event

        Upon the occurrence of a Change of Control Triggering Event, each Holder of notes will have the right to require the Issuer to repurchase all or any part of such Holder's notes pursuant to the offer described below (the "Change of Control Offer") at a purchase price (the "Change of Control Purchase Price") equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the purchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

        Within 30 days following any Change of Control Triggering Event, the Issuer shall:

        (a)   cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States and

        (b)   send, by first-class mail, with a copy to the Trustee, to each Holder of notes, at such Holder's address appearing in the Register, a notice stating:

          (1)   that a Change of Control Triggering Event has occurred and a Change of Control Offer is being made pursuant to the covenant entitled "Repurchase at the Option of Holders Upon a Change of Control Triggering Event" and that all notes timely tendered will be accepted for payment;

          (2)   the Change of Control Purchase Price and the purchase date, which shall be, subject to any contrary requirements of applicable law, a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed;

          (3)   the circumstances and relevant facts regarding the Change of Control Triggering Event; and

          (4)   the procedures that Holders of notes must follow in order to tender their notes (or portions thereof) for payment, and the procedures that Holders of notes must follow in order to withdraw an election to tender notes (or portions thereof) for payment.

        The Issuer will publish such notices in a leading newspaper of general circulation in Luxembourg, which is expected to be the d'Wort, or via an official information dissemination system managed by the Luxembourg Stock Exchange, for so long as the notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require.

        The Issuer will not be required to make a Change of Control Offer following a Change of Control Triggering Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the applicable Indenture applicable to a Change of Control Offer made by the Issuer and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

        The Issuer will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described above, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of such compliance.

        The Issuer's obligation to make an offer to repurchase the notes as a result of a Change of Control Triggering Event may be waived or modified at any time prior to the occurrence of such Change of Control Triggering Event with the written consent of the holders of a majority in principal amount of the notes of the applicable series. See "—Amendments and Waivers."

Limitation on Subsidiary Indebtedness

        The Issuer shall not permit any Subsidiary to incur, directly or indirectly, any Indebtedness or Guarantees (other than Permitted Indebtedness).

Consolidation, Merger, Sale or Conveyance

        For so long as the 2015 notes or the 2035 notes are outstanding, the Issuer may not consolidate with or merge into any other corporation or convey or transfer its properties and assets substantially as an entirety to any Person, unless (i) the successor Person shall be a corporation organized and existing under the laws of the United States (or any State thereof or the District of Columbia) and shall expressly assume, by a supplemental indenture, the due and punctual payment of the principal of and interest on all the outstanding notes of such series and the performance of every covenant in the applicable Indenture on the part of the Issuer to be performed or observed, (ii) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and (iii) the Issuer shall have delivered to the Trustee an Officers' Certificate and opinion of counsel stating that such consolidation, merger, conveyance or transfer and such supplemental indenture comply with the foregoing provisions relating to such transaction. In case of any such consolidation, merger conveyance or transfer (other than a lease), such successor corporation will succeed to and be substituted for the Issuer as obligor on the notes of the applicable series, with the same effect as if it had been named in the applicable Indenture as such obligor.

        For purposes of this covenant, the conveyance or transfer of all the property of one or more Subsidiaries of the Issuer which property, if held by the Issuer instead of such Subsidiaries, would constitute all or substantially all the property of the Issuer on a consolidated basis, shall be deemed to be the transfer of all or substantially all the property of the Issuer.

Certain Definitions

        The following terms have the following definitions in the Indentures:

        "Affiliate" means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

        "Attributable Value" means, as to any particular lease under which the Issuer or any Subsidiary is at any time liable as lessee and any date as of which the amount thereof is to be determined, the total net obligations of the lessee for rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended) discounted from the respective due dates thereof to such date at a rate per annum equivalent to the interest rate inherent in such lease (as determined in good faith by the Issuer in accordance with generally accepted financial practice).

        "Change of Control," at any date, means the failure of Mr. German Larrea Mota-Velasco and his immediate family members, including his spouse, parents, siblings, and lineal descendents, estates and heirs, or any trust or other investment vehicle for the primary benefit of any of the foregoing, to possess, directly or indirectly, whether through ownership of Voting Stock, contract or otherwise, the power to elect or designate for election the majority of the board of directors of the Issuer or to direct or cause the direction of the management or policies of the Issuer.

        "Change of Control Triggering Event" means the occurrence of both a Change of Control and a Rating Decline.

        "Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Securities Exchange Act of 1934, as amended, or, if at any time after the execution of this Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

        "Consolidated Net Tangible Assets" means the total of all assets appearing on a consolidated balance sheet of the Issuer and its Subsidiaries, net of all applicable reserves and deductions, but excluding goodwill, trade names, trademarks, patents, unamortized debt discount and all other like intangible assets, less the aggregate of the current liabilities of the Issuer and its Subsidiaries appearing on such balance sheet as determined in accordance with U.S. GAAP.

        "Fitch" means Fitch Ratings, Ltd. or any successor to the rating agency business thereof.

        "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person, direct or indirect, contingent or otherwise, or entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning. The term "Guarantee" shall not apply to a guarantee of intercompany indebtedness among the Issuer and the Subsidiaries or among the Subsidiaries.

        "Indebtedness" means, with respect to any Person (without duplication) (a) any obligation of such Person (1) for borrowed money, under any reimbursement obligation relating to a letter of credit (other than letters of credit payable to suppliers in the ordinary course of business), under any reimbursement obligation relating to a financial bond or under any reimbursement obligation relating to a similar instrument or agreement, (2) for the payment of money relating to any obligations under any capital lease of real or personal property, or (3) under any agreement or instrument in respect of an interest rate or currency swap, exchange or hedging transaction or other financial derivatives transaction (other than (i) any such agreements or instruments directly related to Indebtedness otherwise incurred in compliance with the Indenture and (ii) any such agreements as are entered into in the ordinary course of business and are not for speculative purposes or the obtaining of credit); and (b) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clause (a) above. For the purpose of determining any particular amount of Indebtedness under this definition, Guarantees of (or obligations with respect to letters of credit) Indebtedness otherwise included in the determination of such amount shall not be included.

        "Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) by Moody's, BBB- (or the equivalent) by S&P and BBB- (or the equivalent) by Fitch.

        "Investment Grade Status" shall be deemed to have been reached on the date that the notes of the applicable series have an Investment Grade Rating from at least two Rating Agencies.

        "Lien" means any mortgage, pledge, lien or security interest.

        "Moody's" means Moody's Investors Service, Inc. or any successor to the rating agency business thereof.

        "Permitted Indebtedness" means:

        (1)   the incurrence by any Subsidiary of additional Indebtedness or Guarantees, which when taken together with the aggregate principal amount (without duplication) of all other Indebtedness and Guarantees of the Subsidiaries then outstanding does not exceed the greater of (x) U.S.$450 million or (y) 10% of Consolidated Net Tangible Assets;

        (2)   the incurrence by Subsidiaries of Indebtedness outstanding on the date of the Indentures;

        (3)   the incurrence by any Subsidiaries of Indebtedness issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of such Subsidiary that was otherwise permitted to be incurred hereunder, so long as such Indebtedness is in an aggregate principal amount not in excess of the sum of (i) the aggregate principal amount then outstanding of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded and (ii) an amount necessary to pay any fees and expenses, including premiums and defeasance costs, related to such transaction;

        (4)   the incurrence by any Subsidiaries of intercompany Indebtedness between or among the Issuer and/or any direct or indirect Subsidiaries of the Issuer;

        (5)   the incurrence by Subsidiaries of interest rate or currency swaps, exchange or hedging transactions or other hedging or financial derivative transactions designed to protect against fluctuations in energy cost, copper or other commodity prices and entered into in the ordinary course of the financial management of such Subsidiary and not for speculative purposes;

        (6)   the incurrence by any Subsidiary of Indebtedness in respect of workers' compensation claims, payment obligations in connection with health or other types of social security benefits, unemployment or other insurance or self-insurance obligations, reclamation, statutory obligations, bankers' acceptances, performance, surety or similar bonds and letters of credit or completion or performance guarantees or equipment leases, or other similar obligations, in each case in the ordinary course of business or consistent with past practice;

        (7)   the incurrence by Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds; provided, however, that such Indebtedness is extinguished within five Business Days of its incurrence; and

        (8)   the incurrence of Indebtedness arising from agreements by any Subsidiary providing for indemnification, adjustment of purchase price, earn outs, or similar obligations, in each case, incurred or assumed in connection with the disposition or acquisition of any business, assets or a Subsidiary in accordance with the terms of the applicable Indenture, other than Guarantees of Indebtedness incurred or assumed by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition.

        The maximum amount of Indebtedness that Subsidiaries may incur pursuant to this covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, due solely to fluctuations in the exchange rates of currencies.

        For purposes of determining compliance with this covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (8) above as of the date of incurrence thereof, or pursuant to any combination of the foregoing as of the date of incurrence thereof, the Issuer may, in its sole discretion, divide and classify (or later classify, reclassify or re-divide) in whole or in part, in its sole discretion, such item of Indebtedness in any manner that complies with this covenant. Accrual of interest or dividends, the accretion of accreted value or liquidation preference and the payment of interest or dividends in the form of additional Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of the covenant described under "—Limitation on Subsidiary Indebtedness."

        "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

        "Rating Agencies" means Moody's, S&P and Fitch.

        "Rating Decline" means if on, or within 90 days after, the earlier of the date of public notice of the occurrence of a Change of Control or of the intention of the Company to effect a Change of

Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies), the rating of the notes of the applicable series by at least one of the Rating Agencies shall be decreased by one or more gradations (including gradations within categories as well as between rating categories).

        "S&P" means Standard & Poor's Ratings Services or any successor to the rating agency business thereof.

        "Sale and Leaseback Transaction" means any transaction or series of related transactions pursuant to which the Issuer or any Subsidiary sells or transfers any property to any Person with the intention of taking back a lease of such property pursuant to which the rental payments are calculated to amortize the purchase price of such property substantially over the useful life thereof and such property is in fact so leased.

        "Significant Subsidiary" means a Subsidiary of the Issuer which would be a "significant subsidiary" within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission as in effect on the date of the Indenture, assuming the Issuer is the registrant referred to in such definition.

        "Specified Property" means any mineral property (other than inventory or receivables), concentrator, smelter, refinery or rod plant of the Issuer or any Subsidiary and any capital stock or Indebtedness of any Subsidiary directly owning any such property, concentrator, smelter, refinery or rod plant. This term excludes any mineral property, concentrator, smelter or refinery or rod plant of the Issuer or any Subsidiary that in the good faith opinion of the Issuer's board of directors is not materially important to the total business conducted by the Issuer and its Subsidiaries, taken as a whole.

        "Subsidiary" means any corporation or other business entity of which the Issuer owns or controls (either directly or through one or more other Subsidiaries) more than 50% of the issued share capital or other ownership interests, in each case having ordinary voting power to elect or appoint directors, managers or trustees of such corporation or other business entity (whether or not capital stock or other ownership interests or any other class or classes shall or might have voting power upon the occurrence of any contingency). For the avoidance of doubt, SPCC Peru Branch shall not be considered a Subsidiary of the Issuer.

        "U.S. GAAP" means generally accepted accounting principles in the United States as in effect from time to time, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession in the United States.

        "Voting Stock" means capital stock issued by a corporation, or equivalent interests in any other Person, the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of such Person, even if the right to vote has been suspended by the happening of such a contingency.

Highly Leveraged Transactions

        Other than the limitations discussed under "—Limitation on Subsidiary Indebtedness," the Indentures do not include any debt covenants or other provisions which afford holders of the notes protection in the event of a highly leveraged transaction.

Reporting Requirements

        The Issuer shall provide the Trustee with the following:

        (i)    within 30 days after the Issuer is required to file the same with the Commission, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which the Issuer may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended; or, if the Issuer is not required to file information, documents or reports pursuant to either of such sections, then to file with the Trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations; and

        (ii)   in accordance with the rules and regulations prescribed from time to time by the Commission, such additional information, documents and reports with respect to compliance by the Issuer with the conditions and covenants provided for in the Indenture, as may be required from time to time by such rules and regulations.

Other Covenants

        The Indentures contain certain other covenants relating to, among other things, the maintenance of corporate existence and maintenance of books and records. Copies of the Indentures are available at the offices of the Issuer, Trustee and the Luxembourg Paying Agent and Transfer Agent.

Listing

        Application has been made for the notes to be admitted to listing on the EuroMTF section of the Luxembourg Stock Exchange. Any such listing may be discontinued at any time in the Issuer's sole discretion. If, as a result of the Transparency Directive or any legislation implementing the Transparency Directive, the Issuer could be required to publish financial information either more regularly than the Issuer would otherwise be required to or according to accounting principles which are materially different from the accounting principles which the Issuer would otherwise use to prepare its published financial information, the Issuer may delist the notes from the Luxembourg Stock Exchange in accordance with the rules of such exchange and seek an alternative admission to listing, trading and/or quotation for the notes on a different section of the Luxembourg Stock Exchange or by such other listing authority, stock exchange and/or quotation system inside or outside the European Union as the Issuer may decide.

Events of Default

        Each Indenture will provide that each of the following events constitutes an Event of Default with respect to the 2015 notes or the 2035 notes, respectively:

        (i)    default in the payment of the principal of any note issued pursuant to such Indenture after any such principal becomes due in accordance with the terms thereof, upon redemption or otherwise; or default in the payment of any interest in respect of such notes if such default continues for 30 days after any such interest becomes due in accordance with the terms thereof;

        (ii)   failure to observe or perform any other covenant or agreement contained in the notes issued pursuant to such Indenture or such Indenture, and such failure continues for 60 days after notice, by registered or certified mail, to the Issuer by the applicable Trustee or to the Issuer and the applicable Trustee by the Holders of at least 25% in principal amount of the outstanding notes issued pursuant to such Indenture, specifying such failure and requiring it to be remedied and stating that such notice constitutes a notice of default under such Indenture;

        (iii)  the Issuer or any of its Significant Subsidiaries shall fail to pay when due (whether at maturity, upon redemption or acceleration or otherwise) the principal of any Indebtedness in excess, individually or in the aggregate of U.S.$50 million (or the equivalent thereof in other currencies), if such failure shall continue for more than the period of grace, if any, applicable thereto and the period for payment has not been expressly extended;

        (iv)  a decree or order by a court having jurisdiction shall have been entered adjudging the Issuer or any of its Significant Subsidiaries as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization or quiebra of or by the Issuer or any of its Significant Subsidiaries and such decree or order shall have continued undischarged or unstayed for a period of 120 days; or a decree or order of a court having jurisdiction for the appointment of a receiver or liquidator or conciliador or for the liquidation or dissolution of the Issuer or any of its Significant Subsidiaries, shall have been entered, and such decree or order shall have continued undischarged and unstayed for a period of 120 days; provided, however, that any Significant Subsidiary may be liquidated or dissolved if, pursuant to such liquidation or dissolution, all or substantially all of its assets are transferred to the Issuer or another Significant Subsidiary of the Issuer; or

        (v)   the Issuer or any of its Significant Subsidiaries shall institute any proceeding to be adjudicated as voluntary bankrupt, or shall consent to the filing of a bankruptcy proceeding against it, or shall file a petition or answer or consent seeking reorganization or quiebra, or shall consent to the filing of any such petition, or shall consent to the appointment of a receiver or liquidator or conciliador or trustee or assignee in bankruptcy or insolvency of it or its property.

        If an Event of Default specified in clause (iv) or (v) above shall occur, the maturity of all outstanding notes shall automatically be accelerated and the principal amount of the notes, together with accrued interest thereon, shall be immediately due and payable. If any other Event of Default shall occur and be continuing, the applicable Trustee or the Holders of not less than 25% of the aggregate principal amount of the 2015 notes or the 2035 notes, as applicable, then outstanding may, by written notice to the Issuer (and to the applicable Trustee if given by Holders), declare the principal amount of the applicable notes, together with accrued interest thereon, immediately due and payable. The right of the Holders to give such acceleration notice shall terminate if the event giving rise to such right shall have been cured before such right is exercised. Any such declaration may be annulled and rescinded by written notice from the applicable Trustee or the Holders of a majority of the aggregate principal amount of the 2015 notes or the 2035 notes, as applicable, then outstanding to the Issuer if all amounts then due with respect to the applicable notes are paid (other than amount due solely because of such declaration) and all other defaults with respect to the applicable notes are cured.

        Subject to the provisions of the applicable Indenture relating to the duties of the Trustee, in case the Issuer shall fail to comply with its obligations under such Indenture or the 2015 notes or the 2035 notes and such failure shall be continuing, the applicable Trustee will be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the applicable Trustee reasonable indemnity. The Holders of a majority in aggregate principal amount of the outstanding 2015 notes or the 2035 notes, as applicable, will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee or exercising any trust or power conferred on the applicable Trustee, to the extent such action does not conflict with the provisions of the applicable Indenture or applicable law.

        No Holder of any note will have any right to institute any proceeding with respect to the applicable Indenture or the notes or for any remedy thereunder, unless such Holder has previously given to the applicable Trustee written notice of a continuing Event of Default and unless also the

Holders of at least 25% in aggregate principal amount of the outstanding 2015 notes or the 2035 notes, as the case may be, shall have made a written request to the applicable Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee, such Holder or Holders have offered to the applicable Trustee reasonable indemnity, the applicable Trustee for 60 days after receipt of such notice has failed to institute any such proceeding and no direction inconsistent with such request shall have been given to the applicable Trustee during such 60-day period by the Holders of a majority in principal amount of the outstanding 2015 notes or the 2035 notes, as the case may be. However, such limitations do not apply to a suit individually instituted by a Holder of a note for enforcement of payment of the principal of, or interest on, such note on or after respective due dates expressed in such note.

Defeasance

        The Issuer may at any time terminate all of its obligations with respect to the 2015 notes or the 2035 notes ("defeasance"), except for certain obligations, including those regarding any trust established for a defeasance, to replace mutilated, destroyed, lost or stolen notes and to maintain agencies in respect of notes. The Issuer may at any time terminate its obligations under either Indenture under the covenants described above under "—Covenants" (other than the covenant described under "—Covenants—Consolidation, Merger, Sale or Conveyance"), and any omission to comply with such obligations shall not constitute a Default with respect to the notes issued under the applicable Indenture ("covenant defeasance"). In order to exercise either defeasance or covenant defeasance, the Issuer must irrevocably deposit in trust, for the benefit of the Holders of the 2015 notes or the 2035 notes, as the case may be, with the Trustee money or U.S. government obligations, or a combination thereof in such amounts as will be sufficient to pay the principal of, and interest on such notes to the redemption date specified by the Issuer in accordance with the terms of the applicable Indenture and comply with certain other conditions, including the delivery of an opinion as to certain tax matters.

Notices

        All notices shall be deemed to have been given (i) upon the mailing by first class mail, postage prepaid, of such notices to Holders of the notes at their registered addresses as recorded in the applicable Register and (ii) for so long as the notes are listed on the Luxembourg Stock Exchange, and the rules of the Luxembourg Stock Exchange so require, upon publication in a leading newspaper of general circulation in Luxembourg, which is expected to be the d'Wort, or via an official information dissemination system managed by the Luxembourg Stock Exchange, in each case not later than the latest date, and not earlier than the earliest date, prescribed in the notes for the giving of such notice. The Trustee shall upon request forward to each registered Holder of notes the reports received by the Trustee as described above under "—Covenants—Reporting Requirements."

Amendments and Waivers

        Each Indenture may be amended by the applicable Trustee and the Issuer for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision contained therein, or in any manner which may be deemed necessary or desirable and which shall not adversely affect the interests of any of the Holders of the 2015 notes or the 2035 notes, as the case may be, in any material respect, to all of which each Holder of the 2015 notes or the 2035 notes, as the case may be, shall, by acceptance thereof, consent.

        Modification and amendments to either Indenture or to the terms and conditions of the 2015 notes or the 2035 notes, as the case may be, may also be made, and future compliance therewith or past default by the Issuer (other than a default in the payment of any amount, including in connection with a redemption, due on the applicable notes or in respect of covenant or provision which cannot be modified and amended without the consent of the Holders of all notes so affected) may be waived, either with the written consent (including consents obtained in connection with a tender offer or exchange offer for the notes) of the Holders of at least a majority in aggregate principal amount of outstanding 2015 notes or the 2035 notes, as the case may be, or by the adoption of resolutions at a meeting of Holders of the applicable notes by the Holders of at least a majority of the outstanding 2015 notes or the 2035 notes, as the case may be; provided, however, that no such modification or amendment to either Indenture or to the terms and conditions of the 2015 notes or the 2035 notes, as the case may be, may, without the consent or the affirmative vote of the Holder of each 2015 note or 2035 note, as the case may be, so affected, change any installment of interest with respect to any 2015 note or 2035 note, as the case may be, or reduce the principal amount of or interest with respect to any 2015 note or 2035 note, as the case may be; change cash prices at which the 2015 notes or 2035 notes, as the case may be, may be redeemed by the Issuer; reduce the premium payable upon a Change of Control Triggering Event or, at any time after a Change of Control Triggering Event has occurred, change the time at which the Change of Control Offer relating thereto must be made or at which the 2015 notes or the 2035 notes, as the case may be, must be repurchased pursuant to such Change of Control Offer; change the currency in which, or change the required place at which, payment with respect to principal of or interest with respect to the 2015 notes or the 2035 notes, as the case may be is payable; change the time at which any 2015 note or 2035 note, as the case may be, may be redeemed; or reduce the above-stated percentage of principal amount outstanding of 2015 notes or 2035 notes, as the case may be, required to modify or amend the applicable Indenture or the terms or conditions of the 2015 notes or the 2035 notes, as the case may be, or to waive any future compliance or past default.

Governing Law

        The notes and the Indentures will be governed by, and construed in accordance with, the laws of the State of New York.

Form, Denomination and Title

        The Issuer will initially appoint the Trustee at its office in New York City specified on the inside back cover hereof as Registrar, Principal Paying Agent and Transfer Agent for the new notes. In such capacities, the Trustee will be responsible for, among other things, (i) maintaining a record of the aggregate holdings of new notes represented by the global notes and accepting new notes for exchange and registration of transfer, (ii) ensuring that payments of principal (including cash in the case of a cash redemption by the Issuer) and interest in respect of the new notes received by the Trustee from the Issuer are duly paid to DTC or its nominee and (iii) transmitting to the Issuer any notices from Noteholders.

        The new notes will be issued in book-entry form in minimum denominations of U.S.$100,000 and integral multiples of U.S.$1,000 in excess thereof. The new notes will initially be issued in the form of one or more global notes in definitive, fully registered book-entry form, without interest coupons, that will be deposited with, or on behalf of, the depositary or its nominee. No service charge will be made for any registration of transfer or exchange of new notes, but the Issuer or Trustee or other agent may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Global Notes

        Upon the issuance of the global notes, DTC or its custodian will credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such global note to the accounts of persons who have accounts with DTC. Such accounts initially were designated by or on behalf of the initial purchasers of the old notes. Ownership of beneficial interests in a global note will be limited to persons who have accounts with DTC ("DTC Participants") or persons who hold interests through DTC Participants. Ownership of beneficial interests in the global notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of DTC Participants) and the records of DTC Participants (with respect to interests of persons other than DTC Participants).

        So long as DTC, or its nominee, is the registered owner or Holder of such global note, DTC or such nominee, as the case may be, will be considered the sole owner or Holder of the notes represented by such global note for all purposes under the Indentures and the notes. Unless DTC notifies the Issuer that it is unwilling or unable to continue as depositary for a global note or ceases to be a "clearing agency" registered under the Exchange Act, or the Issuer elects to discontinue use of the system of book-entry transfers through DTC or a successor depository, or an Event of Default (as defined above) has occurred and is continuing with respect to such note, owners of beneficial interests in a global note will not be entitled to have any portion of such global note registered in their names, will not receive or be entitled to receive physical delivery of notes in certificated form and will not be considered to be the owners or Holders of any notes under the Indentures or the notes. In addition, no beneficial owner of an interest in a global note will be able to transfer that interest except in accordance with DTC's or its participant's applicable procedures.

        Payments of the principal and interest on individual notes represented by a global note registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the global note representing such notes. None of the Issuer, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global note or for maintaining, supervising, or reviewing any records relating to such beneficial ownership interests. The Issuer expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a global note representing any notes held by it or its nominee, will immediately credit DTC Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on the records of DTC or its nominee. The Issuer also expects that payments by DTC Participants to owners of beneficial interests in such global note held through such DTC Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such DTC Participants.

        Transfers between DTC Participants will be effected in accordance with DTC rules and procedures and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and procedures.

        The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in a global note to such persons may be limited because DTC can only act on behalf of DTC Participants, who in turn act on behalf of indirect participants and certain banks. Accordingly, the ability of a person having a beneficial interest in a global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of each interest, may be affected by the lack of a physical certificate for such interest.

        Subject to compliance with the transfer restrictions applicable to the old notes, cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected in DTC in accordance with DTC rules and procedures on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels, Belgium time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the applicable global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

        Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a DTC Participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream, as the case may be) immediately following the DTC settlement date, and the credit of any transactions in interests in a global note settled during such processing will be reported to the relevant Euroclear or Clearstream participant on such day. Cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear or Clearstream participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

        In order to insure the availability of Rule 144(k) under the Securities Act, the purchase agreement in connection with the old notes provides that any notes which are purchased or otherwise acquired by the Issuer or any of its subsidiaries may not be resold or otherwise transferred.

        DTC has advised the Issuer that it will take any action permitted to be taken by a Holder of notes (including, without limitation, the presentation of notes for transfer, exchange or conversion as described below) only at the direction of one or more DTC Participants to whose account with DTC interests in the global note are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, in the limited circumstances described herein, DTC will exchange the global note for certificated notes in definitive form, which it will distribute to DTC Participants. See "—Certificated Notes."

        DTC has advised the Issuer as follows: DTC will act as the depositary for the notes. The notes will be issued as fully registered notes registered in the name of Cede & Co., which is DTC's partnership nominee. Fully registered global note will be issued for the notes, in the aggregate principal amount of the issue, and will be deposited with DTC.

        DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes to participants' accounts, thereby eliminating the need for physical movement of notes certificates. Direct participants of DTC include securities brokers and dealers, including the initial purchasers of the old notes, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to indirect participants, which includes securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

        To facilitate subsequent transfers, all global notes representing the notes which are deposited with, or on behalf of, DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of global notes with, or on behalf of, DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the global notes representing the notes; DTC's records reflect only the identity of the direct participants to whose accounts the notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Neither DTC nor Cede & Co. will consent or vote with respect to the global notes representing the notes. Under its usual procedure, DTC mails an omnibus proxy to the Issuer as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.' s consenting or voting rights to those direct participants to whose accounts the notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

        DTC may discontinue providing its services as securities depositary with respect to the notes at any time by giving reasonable notice to the Issuer or the Trustee. Under such circumstances, in the event that a successor securities depositary is not obtained, certificated notes are required to be printed and delivered. See "—Certificated Notes."

        The Issuer may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depositary. In that event, certificated notes will be printed and delivered. See "—Certificated Notes."

        Although DTC, Euroclear and Clearstream have agreed to the procedures described above in order to facilitate transfers of interests in the global Notes among participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. Neither the Trustee nor the Issuer will have any liability or responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

        If DTC is at any time unwilling or unable to continue as a depositary for the reasons set forth under "—Global Notes" above and a successor depositary is not appointed by the Issuer within 90 days, the Issuer elects to discontinue use of the system of book-entry transfers through DTC or a successor securities depository, or an Event of Default has occurred and is continuing with respect to the notes, the Issuer will issue individual definitive notes, having the same maturity date and the same terms and conditions and of differing authorized denominations which will have the same aggregate principal amount, in registered form in exchange for the applicable global notes. Upon any exchange for certificated notes, the certificated notes shall be registered in the names of the beneficial owners of the global notes representing the notes, which names shall be provided by DTC's relevant participants (as identified by DTC) to the Trustee.

        The Holder of a definitive note may transfer such note by surrendering it at the office or agency maintained by the Issuer for such purpose in the Borough of Manhattan, The City of New York, which initially will be the office of the Trustee or at the office of any Paying Agent including the office of the Luxembourg Paying Agent.

        Neither the Trustee nor any Registrar or Transfer Agent shall be required to register the transfer of or exchange definitive notes for a period from the record date to the due date for any payment of principal of, or interest on, the notes or register the transfer of or exchange any notes for 15 days prior to selection for redemption through the date of redemption.

        Prior to presentment of a note for registration of transfer (including a global Note), the Issuer, the Trustee and any agent of the Issuer or the Trustee may treat the person in whose name such note is registered as the owner or Holder of such note for the purpose of receiving payment of principal or interest on such note and for all other purposes whatsoever, whether or not such note is overdue, and none of the Issuer, the Trustee or any agent of the Issuer or the Trustee shall be affected by notice to the contrary.

Replacement of Notes

        In the event that any note shall become mutilated, defaced, destroyed, lost or stolen, the Issuer will execute and, upon the Issuer's request, the Trustee will authenticate and deliver a new note, of like tenor (including the same date of issuance) and equal principal amount, registered in the same manner, and bearing interest from the date to which interest has been paid on such note, in exchange and substitution for such note (upon surrender and cancellation thereof) or in lieu of and substitution for such note. In the event that such note is destroyed, lost or stolen, the applicant for a substitute note shall furnish to the Issuer and the Trustee such security or indemnity as may be required by them to hold each of them harmless, and, in every case of destruction, loss or theft of such note, the applicant shall also furnish to the Issuer and the Trustee satisfactory evidence of the destruction, loss or theft of such note and of the ownership thereof. Upon the issuance of any substituted note, the Issuer may require the payment by the registered holder thereof of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other fees and expenses (including the fees and expenses of the Trustee) connected therewith.

Trustee

        The Bank of New York is the Trustee under each Indenture. The Issuer may have normal banking relationships with the Bank of New York and its affiliates in the ordinary course of business. The address of the Trustee is 101 Barclay Street 21W, New York, New York 10286.

        Each Indenture contains provisions for the indemnification of the Trustee and for its relief from responsibility. The obligations of the Trustee to any Holder of notes are subject to such immunities and rights as are set forth in the applicable Indenture.

        The Trustee and any of its affiliates may hold notes in their own respective names.

SUMMARY OF CERTAIN TAX CONSIDERATIONS

U.S. Federal Income Tax Considerations

        The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the new notes and the exchange of old notes for new notes. It deals only with purchasers that acquire and hold the notes as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, real estate investment trusts, regulated investment companies, tax exempt entities, financial institutions, insurance companies, persons holding the notes as a part of a hedging or conversion transaction or a straddle, or investors whose "functional currency" is not the U.S. dollar. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. Persons considering the purchase or exchange of notes should consult their own tax advisors concerning the federal income tax consequences of holding the notes in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction. The tax consequences of any Additional Notes may differ from the tax consequences described herein.

        As used herein, the term "U.S. Holder" means a beneficial owner of the notes who or which is, for U.S. federal income tax purposes, a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), or an estate or trust treated as a U.S. person under section 7701(a)(30) of the Code. The term "Non-U.S. Holder" means any beneficial owner of the notes that is not a U.S. Holder. If an entity treated as a partnership for U.S. federal income tax purposes holds the notes, the tax treatment of such entity and each partner will generally depend upon the status of the partner and the activities of the partnership. Such entities and partners in such entities should consult their tax advisors.

U.S. Holders

  Exchange of Notes

        The exchange of the old notes for the new notes in the exchange offer will not be a taxable exchange for U.S. federal income tax purposes and, accordingly, for such purposes a U.S. holder will not recognize any taxable gain or loss as a result of such exchange and will have the same tax basis and holding period in the new notes as it had in the old notes immediately before the exchange.

  Interest

        Interest on the new notes will be taxed to a U.S. Holder as ordinary interest income at the time it accrues or is received, in accordance with the U.S. Holder's regular method of accounting for federal income tax purposes.

  Amortizable Note Premium

        If a U.S. Holder purchases a note in a secondary market transaction for an amount in excess of, in general, the bond's principal amount, such U.S. Holder will be considered to have purchased such note with "amortizable note premium" equal in amount to such excess. Generally, a U.S. Holder may elect to amortize such premium as an offset to interest income, using a constant yield method. The premium amortization is calculated assuming that we will exercise redemption rights in a manner that maximizes the U.S. Holder's yield. A U.S. Holder that elects to amortize note premium must reduce its tax basis in the note by the amount of the premium used to offset interest income as set forth above. An election to amortize note premium applies to all taxable debt obligations held during or after the taxable year for which the election is made and may be revoked only with the consent of the IRS.

  Market Discount

        If a U.S. Holder acquires a note in a secondary market transaction for an amount that is less than, in general, the bond's principal amount, the amount of such difference is treated as "market discount" for federal income tax purposes, unless such difference is considered to be de minimis as described in section 1278(a)(2)(C) of the Code. Under the market discount rules of the Code, a U.S. Holder is required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a note as ordinary income to the extent of the accrued market discount that has not previously been included in income. In general, the amount of market discount that has accrued is determined on a ratable basis although in certain circumstances an election may be made to accrue market discount on a constant interest basis. A U.S. Holder may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry notes with market discount. A U.S. Holder may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence will not apply. Such an election will apply to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and is irrevocable without the consent of the IRS. A U.S. Holder's tax basis in a note will be increased by the amount of market discount included in such U.S. Holder's income under such election. U.S. Holders of notes with market discount are urged to consult their tax advisors as to the tax consequences of ownership and disposition of the notes.

  Disposition of Notes

        A U.S. Holder who disposes of a note by sale, exchange for other property (other than the registered notes, as contemplated in "The Exchange Offer") or payment by us, generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale or other disposition (not including any amount attributable to accrued but unpaid interest) and the U.S. Holder's adjusted tax basis in the bond. Any amount attributable to accrued but unpaid interest will be treated as a payment of interest and taxed in the manner described above under "—U.S. Holders—Interest." Any amount attributable to accrued market discount that has not previously been included in income will be taxed in the manner described above under "—U.S. Holders—Market Discount." In general, the U.S. Holder's adjusted tax basis in a note will be equal to the purchase price of the note paid by the U.S. Holder (excluding any amount attributable to accrued but unpaid interest) increased by the amount of market discount previously included in the U.S. Holder's income with respect to the note and reduced by any note premium used to offset interest income as described above under "—U.S. Holders—Amortizable Note Premium."

        Gain or loss realized on the sale, exchange or retirement of a note generally will be capital gain or loss (subject to the market discount rules described above under "—U.S. Holders—Market Discount"), and will be long-term capital gain or loss if at the time of sale, exchange or retirement the note has been held for more than one year. For individuals, the excess of net long-term capital gains over net short-term capital losses generally is taxed at a lower rate than ordinary income. The distinction between capital gain or loss and ordinary income or loss is also relevant for purposes of, among other things, limitations on the deductibility of capital losses.

Non-U.S. Holders

  Interest and Disposition of Notes

        In general, interest payments from a domestic corporation deriving at least 80 percent of its gross income from trades or businesses actively carried on outside the United States are treated as foreign source and therefore are exempt from U.S. federal withholding tax. However, for Non-U.S. Holders that also own, actually or constructively, 10 percent or more of the shares of SCC, interest payments are exempt from U.S. federal withholding tax only to the extent the interest payments are ratably allocable to the gross income of those trades or businesses. Currently, almost all of our gross income is from trades and or businesses actively carried on outside the United States. There can be no assurance, however, that this will continue to be the case. If we failed to meet the 80 percent requirement, interest payments would be treated as U.S. source, and we or a withholding agent would have to withhold U.S. federal withholding tax from the gross amount of any interest payment paid to a non-U.S. Holder at a rate of 30% subject to the discussion below.

        Subject to the discussion below concerning backup withholding, principal payments and interest payments that are treated as U.S. source (as discussed above) (including payments of additional interest, if any) made on, and gains from the sale, exchange or other disposition of, a note will not be subject to the withholding of United States federal income tax, provided that, in the case of interest:

  •
  the Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of voting stock of the issuer;

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  the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to the issuer through stock ownership;

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  the Non-U.S. Holder is not a bank receiving interest described in section 881(c)(3)(A) of the Code; and

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  the certification requirements under section 871(h) or section 881(c) of the Code and the Treasury Regulations thereunder, summarized below, are met.

        Sections 871(h) and 881(c) of the Code and Treasury Regulations thereunder require that, in order to obtain the exemption from withholding described above, either:

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  the beneficial owner of the note must certify, under penalties of perjury, to the withholding agent that such owner is a Non-U.S. Holder and must provide such owner's name, address and U.S. taxpayer identification number, if any, and otherwise satisfy documentary evidence requirements;

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  a financial institution that holds customers' securities in the ordinary course of business and holds a note must certify to the withholding agent that appropriate certification has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and generally furnish the withholding agent with a copy thereof; or

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  the Non-U.S. Holder must provide such certification to a "qualified intermediary" or a "withholding foreign partnership" and certain other conditions must be met.

        A Non-U.S. Holder may give the certification described above on IRS Form W-8BEN, which generally is effective (i) for the remainder of the year of signature plus three full calendar years, unless a change in circumstances makes any information on the form incorrect, if the Non-U.S. Holder's taxpayer identification number is not provided or (ii) until a change in circumstances makes any information on the form incorrect if the Non-U.S. Holder's taxpayer identification number is provided. Special rules apply to foreign partnerships. In general, a foreign non-withholding partnership will be required to provide a properly executed IRS Form W-8IMY and attach thereto an appropriate certification from each partner. Partners in foreign partnerships are urged to consult their tax advisors.

        Even if a Non-U.S. Holder does not meet the above requirements, interest payments will not be subject to the withholding of federal income tax if the Non-U.S. Holder certifies that either (i) an applicable tax treaty exempts, or provides for a reduction in, withholding or (ii) interest paid on a note is effectively connected with the holder's trade or business in the United States and therefore is not subject to withholding (as described in greater detail below).

        If a Non-U.S. Holder is engaged in a trade or business in the United States, and if interest on a note is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from withholding of federal income tax, will generally be subject to regular federal income tax on such interest in the same manner as if such holder were a U.S. Holder. In lieu of providing an IRS Form W-8BEN, such a Non-U.S. Holder will be required to provide the withholding agent with a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to branch profits tax equal to 30%, or such lower rate as may be provided by an applicable treaty, of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

        A Non-U.S. Holder will not be subject to federal income tax on any gain realized on the sale, exchange or disposition of a note (except to the extent that such gain is attributable to accrued but unpaid interest) unless the gain is effectively connected with such holder's trade or business in the United States or, if the holder is an individual, such holder is present in the United States for 183 days or more in the taxable year of the sale, exchange or disposition and certain other conditions are met. The branch profits tax described above may apply to gain effectively connected with a U.S. trade or business of a foreign corporation.

Backup Withholding and Information Reporting

        U.S. Holders.    Information reporting requirements apply to interest and principal payments made to, and to the proceeds of sales before maturity by, certain non-corporate U.S. Holders. In addition, backup withholding is required unless a U.S. Holder furnishes a correct taxpayer identification number (which for an individual is the Social Security Number) and certifies, under penalties of perjury, that he or she is not subject to backup withholding on an IRS Form W-9 and otherwise complies with applicable requirements of the backup withholding rules. The current rate of backup withholding is 28% of the amount paid. Backup withholding does not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Any amounts withheld under the backup withholding rules may be allowed as a credit against the U.S. Holder's federal income tax liability, provided that the required information is furnished to the IRS.

        Non-U.S. Holders.    Generally, backup withholding tax does not apply to payments of interest and principal made to, and the proceeds of sales before maturity by, a Non-U.S. Holder if such Non-U.S. Holder certifies (on IRS Form W-8BEN or other appropriate form) its Non-U.S. Holder status. However, information reporting on IRS Form 1042-S will generally apply to payments of interest made on the notes. Information reporting will also apply to payments made within the United States on the sale, exchange (other than an exchange of a note for a registered bond), redemption, retirement or other disposition of a bond. Information reporting may apply to payments made outside the United States on the sale, exchange, redemption, retirement or other disposition of a bond, if payment is made by a payor that is, for federal income tax purposes (i) a U.S. person, (ii) a controlled foreign corporation, (iii) a U.S. branch of a foreign bank or foreign insurance company, (iv) a foreign partnership controlled by U.S. persons or engaged in a U.S. trade or business or (v) a foreign person, 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period, unless such payor has in its records documentary evidence that the beneficial owner is not a U.S. Holder and certain other conditions are met or the beneficial owner otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules may be allowed as a credit against a noteholder's federal income tax liability, provided that the required information is furnished to the IRS.

        The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a Holder's particular situation. Prospective purchasers of the notes should consult their own tax advisors with respect to the tax consequences to them of the acquisition, ownership and disposition of the notes, including the tax consequences under state, local, estate, foreign and other tax laws and the possible effects of changes in U.S. or other tax laws.

Mexican and Peruvian Withholding Tax Considerations

        The profits from our foreign operations are the sole source of the interest payments made on our notes. We carry on substantial mining activities in Peru through a registered branch. A registered branch is not a separate entity for U.S. federal income tax purposes, but is treated as a separate entity for Peruvian income tax purposes. Our controlling stockholder is a Mexican corporation. Decisions affecting our operations are made in Mexico and Peru. We have received opinions from Peruvian and Mexican counsel that no withholding taxes in either jurisdiction will apply to interest payments we make on the notes. However, we can provide no assurance that the Peruvian and Mexican taxing authorities will not take a different position, or that the withholding tax rules will not change in the future. If a withholding tax were applied by Peruvian or Mexican authorities on payments we made to a Holder of our notes, we would be obligated to withhold the required amount, and we would be under no obligation to pay any additional amounts so that the net amount such Holder received would be the amount specified in the note. The amount of the interest payment received by such Holder would therefore be reduced.

PLAN OF DISTRIBUTION

        The following requirements apply only to participating broker-dealers. If you are not a broker-dealer as defined in Section 3(a)(4) and Section 3(a)(5) of the Exchange Act, these requirements do not affect you.

        Each participating broker-dealer that receives new notes for its own account in connection with the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a participating broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that we will furnish at least one copy of this prospectus, as amended or supplemented, to any participating broker-dealer, and if the participating broker-dealer so requests in writing, all materials incorporated by reference in the prospectus and all exhibits thereto for use in connection with any such resale.

        We will not receive any proceeds from any sale of new notes by participating broker-dealers or any other holder of new notes. New notes received by participating broker-dealers for their own account under the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or at negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any of these broker-dealers and/or the purchasers of any such new notes. Any participating broker-dealer that resells new notes that were received by it for its own account in the exchange offer or participates in a distribution of the new notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on their resale of new notes and any commissions or concessions received by them may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver a prospectus and by delivering a prospectus, a participating broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        The new notes will constitute a new issue of securities with no established trading market. Application has been made to list the new notes on the Luxembourg Stock Exchange. No assurance can be given that an active public or other market will develop for the new notes or as to the liquidity of or the trading market for the new notes. If a trading market does not develop or is not maintained, holders of the new notes may experience difficulty in reselling the new notes or may be unable to sell them at all. If a market for the new notes develops, any such market may cease to continue at any time. In addition, if a market for the new notes develops, the market prices of the new notes may be volatile. Factors such as fluctuations in our earnings and cash flow, the difference between our actual results and results expected by investors and analysts and Mexican, Peruvian and U.S. currency and economic developments could cause the market prices of the new notes to fluctuate substantially.

        For a period of one year after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any participating broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the reasonable expenses of one counsel for the holders of the old notes, other than commissions or concessions of any brokers or dealers. In addition, we will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        The validity of the new notes will be passed upon for us by Milbank, Tweed, Hadley & McCloy LLP, our special U.S. counsel.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

        The combined financial statements as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers, S.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. With respect to the unaudited consolidated combined financial information for the six month periods ended June 30, 2004 and 2005, incorporated in this prospectus by reference from the Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, PricewaterhouseCoopers, S.C. reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated July 22, 2005, incorporated by reference from our Form 10-Q for the quarter ended June 30, 2005, states that they did not audit and they do not express an opinion on that unaudited combined financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers, S.C. is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited consolidated financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers, S.C. within the meaning of Sections 7 and 11 of the Act.

        Our selected historical financial information for the two years ended December 31, 2000 and 2001, which is incorporated into this prospectus by reference to our Annual Report on Form 10-K for 2004, is derived from our financial statements that were audited by Arthur Andersen LLP, independent certified public accountants. Subsequently, Arthur Andersen LLP has ceased to audit publicly-held companies.

Changes of Independent Registered Public Accounting Firms

        On March 14, 2003, our audit committee appointed PricewaterhouseCoopers, S.C., as our independent registered public accounting firm to audit our financial statements for the fiscal year 2003, subject to the later ratification by our stockholders at our 2003 annual meeting. PricewaterhouseCoopers, S.C., replaced Deloitte & Touche LLP, which had served as our independent auditors for the fiscal year 2002. The decision to change auditors was not the result of any disagreement between Deloitte & Touche LLP and us on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure.

GLOSSARY OF MINING TERMS

        Below we provide definitions of certain mining terms used in this prospectus.

Alloy	A compound of two or more metals.
Aluminum	A light, malleable metal that is a good conductor of electricity. Commonly found in nature in oxidized form, bauxite.
Anode	The positive electrode at which oxidization occurs in an electrolysis reaction.
Anode Copper
In a copper smelter, the blister copper which has undergone further refinement to remove impurities. In an anode furnace, the blister copper is blown with air and natural gas to upgrade its purity to approximately 99.0% for copper. It is then cast into copper slabs that are shipped to an electrolytic refinery.
Anode Furnace	A furnace in which blister copper is refined into anode copper.
Assay	A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.
Bench	The horizontal floor cuttings along which mining progresses in an open-pit mine. As the pit progresses to lower levels, safety benches are left in the walls to catch any rock falling from above.
Blast Furnace	A reaction vessel in which mixed charges of sulfide, fluxes and fuels are blown with a continuous blast of hot air and oxygen-enriched air for the chemical reduction of metals to their metallic state.
Blasthole	A drill hole in a mine that is filled with explosives in order to blast loose a quantity of rock.
Blasting	Technique to break ore in an underground or open-pit mine.
Blister Copper
A crude form of copper (assaying about 99%) produced in a smelter that requires further refining before being used for industrial purposes. The name is derived from the large blisters that form on the cast surface as a result of the liberation of sulfur dioxide and other gases.
Brownfield	Development projects in existing properties.
Cadmium	A metal used in metal-protecting alloys; often produced as a byproduct of zinc refining.
Casting	The act of pouring molten metal into a mold to produce an object of desired shape.
Cathode	In the electrolytic refining process, the refined copper that has been deposited in the cathode, starting from an anode in an acid solution of copper sulfate.
Coal	A carbonaceous rock mined for use as a fuel.

Coke	Fuel source comprised of bituminous coal from which the volatile elements have been eliminated by heat in a coking plant.
Concentrate	A fine, powdery intermediate product of the milling process formed by separating a valuable metal from waste.
Concentration	The process by which ore is separated into metal concentrates and reject material through processes such as crushing, grinding and flotation. Concentrates are shipped to a smelter.
Concentrator	The facility in which ore is processed to separate minerals from the host rock.
Continuous Miner	A piece of mining equipment that produces a continuous flow of ore from the working face.
Converter	In copper smelting, a furnace used to separate copper metal from matte.
Copper	Very malleable and ductile red metal that is a good conductor of electricity.
Copper Concentrates	A product of the concentrator usually containing 20% to 30% copper. It is the raw material for smelting.
Crusher (primary, secondary, tertiary)	A machine for crushing rock, ore or other material.
Crushing and Grinding	The process by which ore is broken into small pieces to prepare it for further processing.
Cut-and-Fill	A method of excavating ore material in a stope and its replacement with waste material or tailingsfrom a concentrator.
Cut-Off Grade	The lowest grade of mineralized material considered economic. Cut-off grade is used in the calculation of the ore reserves for a given deposit.
Deposit
A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body, or as containing ore reserves, until final legal, technical and economic factors have been resolved.
Development	Activities related to a mineral deposit commencing at the point economically recoverable reserves can reasonably be estimated to exist and generally continuing until commercial production begins.
Diamond	The hardest known mineral, composed of pure carbon; low-quality diamonds are used to make bits for diamond drilling in rock.

Diamond-Drilling	Rotary rock drilling that cuts a core of rock that is recovered in long cylindrical sections, 2 centimeters or more in diameter.
Die	A tool used to give a shape to material based on the shape of the tool itself.
Dilution (extracting loss)	The process by which the rock removed along with the ore in the mining process lowers the grade of the ore.
Drawing	Reducing the cross section of wire by pulling it through a die.
Dump	A pile of broken rock or ore on the earth's surface.
Electrolysis	Copper that has been refined by electrolytic deposition.
Electrolytic Refining
Copper anodes are placed alternatively with refined copper sheets in a tank through which a copper sulfate solution and sulfuric acid are circulated. A low voltage current is then introduced, causing copper to transfer from anodes to the pure copper sheets, producing 99.9% copper cathodes. Impurities, often containing precious metals, settle to the bottom of the tank.
Electrowinning	The process of removal of copper from solution by the action of electric currents.
Environmental Impact Study (EIS)	A written report, compiled prior to a production decision, that examines the effects proposed mining activities will have on the natural surroundings.
Exploration	Prospecting, sampling, mapping, diamond-drilling and other work involved in searching for ore.
Flotation
A process for concentrating materials based on the selective adhesion of certain minerals to air bubbles in a mixture of water and ground-up ore. When the right chemicals are added to a frothy water bath of ore that has been ground to a fine powder, the minerals will float to the surface. The metal-rich flotation concentrate is then skimmed off the surface.
Flotation Cell	Appliance in which froth flotation of ores is performed.
Geology	The science concerned with the study of the rocks which compose the earth.
Gold	A very ductile and malleable, brilliant yellow precious metal that is resistant to air and water corrosion.
Grade	The percentage of metal content in ore.
Greenfield	New development or "grass roots" projects.
Grinding	Means of reducing ore into very small particles by means of pressure or impact. Different types of grinders are used in the processing plant to obtain the desired dimension.
Gyratory Crusher	A machine that crushes ore between an eccentrically mounted crushing cone and fixed crushing throat. Typically has a higher capacity than a jaw crusher.

Hectare	An area of land equivalent to 10,000 square meters or 2.471 acres.
High Grade	Rich ore. As a verb, it refers to selective mining of the best ore in a deposit.
Hoist	The machine used for raising and lowering the cage or other conveyance in a shaft.
Host Rock	The rock surrounding an ore deposit.
Isasmelt
Technology for smelting non-ferrous metals, applications of which for copper are practiced at ISA's plant, based on plant and equipment of Xstrata and ISA's design including that for feed preparation, the smelting vessel, lance burner system, equipment for metal and slag lapping and handling, the specifications for refractories, and for flues and gas cooling and gas cleaning.
Leachable	Extractable by chemical solvents.
Leaching	A chemical process by which a soluble metallic compound is extracted from ore by dissolving the metals in a solvent.
Lead
A heavy, soft, malleable, ductile but inelastic bluish-white metallic element found mostly in combination and used in pipes, cable sheaths, batteries, solder, type metal, and shields against radioactivity.
London Metal Exchange (LME)	A major bidding market for base metals that operates daily in London.
Magnesium	A malleable and ductile silvery-white metal that is used in alloys.
Matte	The product produced in smelting sulfide ores of copper and lead or the smelting of copper bearing materials, usually in a reverberatory.
Mill	A plant in which ore is treated and metals are recovered or prepared for smelting; also a revolving drum used for the grinding of ores in preparation for treatment.
Milling	A treatment process involving fine grinding of ore followed by extraction of minerals.
Mine	Mines are the source of mineral-bearing material found near the surface or deep in the ground.
Mineral	A naturally occurring homogeneous substance having definite physical properties and chemical composition and, if formed under favorable conditions, a definite crystal form.

Mineral Deposit or Mineralized Material
A mineralized underground body that has been intersected by a sufficient number of closely-spaced drill holes and/or underground sampling to support sufficient tonnage and ore grade to warrant further exploration or development. Mineral deposits or mineralized materials do not qualify as a commercially mineable ore reserves (e.g., probable reserves or proven reserves), as prescribed under standards of the Commission, until a final and comprehensive economic, technical, and legal feasibility study based upon the test results has been concluded.
Mineralization	A deposit of rock containing one or more minerals for which the economics of recovery have not yet been established.
Molybdenum	An element often found in copper porphyry deposits. It is used extensively in steels particularly grinding steels and as a filament material.
Nickel	A silvery-white metal that is very resistant and stable at ambient temperatures.
Open-Pit Mine	A mine that is entirely on the surface. Also referred to as an open-cut or open-cast mine.
Ore	A mineral or aggregate of minerals from which metal can be economically mined or extracted.
Ore Body	A natural concentration of valuable material that can be extracted and sold at a profit.
Ore Reserves	The calculated tonnage and grade of mineralization that can be extracted profitably; classified as possible, probable and proven according to the level of confidence that can be placed in the data.
Ounce	A unit of mass. In the precious metals industry, an ounce means a troy ounce equal to 31.1035 grams.
Overburden	Waste material overlying ore in an open-pit mine.
Oxide	That portion of a mineral deposit within which sulfide minerals have been oxidized, usually by surface weathering processes.
Pillar	A block of solid ore or other rock left in place to structurally support the shaft, walls or roof of a mine.
Porphyry	Any igneous rock in which relatively large crystals, called phenocrysts, are set in a fine-grained groundmass.
Porphyry Copper Deposit	A disseminated large-tonnage, low-grade deposit in which the copper minerals occur as discrete grains and veinlets throughout a large volume of rock.
Precious Metals	High value metals including gold, silver, platinum and palladium.

Probable Reserves
Reserves for which quantity and grade and are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.
Project
A project is a prospect that after the initial drilling program indicates the existence of a possible ore deposit that requires further evaluation through an extensive drilling program to continue with the evaluation.
Prospect	A prospect is the initial stage of a geological evaluation of a possible project that requires drilling to evaluate.
Proven Reserves
Reserves for which (a) quantities are computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling; and (c) sites for inspection, sampling and measurement are spaced so closely and the geologic character is sufficiently defined that the size, shape, depth and mineral content of the reserves are well established.
Reclamation	The restoration of a site after mining or exploration activity is completed.
Recovery	The percentage of valuable metal in the ore that is recovered by metallurgical treatment.
Refinery	A metallurgical plant in which the refining of metals takes place.
Refining	Purifying the matte or impure metal undertaken to obtain a pure metal or mixture with specific properties.
Refining Charge	The fees charged by a refinery for purifying crude metallic products.
Reserves	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
Rock	A mass containing a combination of minerals.
Room-and-Pillar Mining	A method of mining flat-lying ore deposits in which the mined-out area, or rooms, are separated by pillars of approximately the same size.
Royalty
An amount of money paid at regular intervals by the lessee or operator of an exploration or mining property to the owner of the ground. Generally based on a certain amount per ton or a percentage of the total production or profits. Also, the fee paid for the right to use a patented process.
Sample	A small portion of rock or a mineral deposit taken so that the metal content can be determined by assaying.

Sampling	Selecting a fractional but representative part of a mineral deposit for analysis.
Shaft
A vertical or inclined excavation in rock for the purpose of providing access to an ore body. Usually equipped with a hoist at the top that lowers and raises a conveyance for handling workers and materials.
Shrinkage Stoping	A stoping method which uses part of the broken ore as a working platform and as support for the walls of the stope.
Silver	A very malleable metal found naturally in an uncombined state or with other metals.
Slag	The vitreous mass separated from the fused metals in the smelting process.
Slimes	Material discharged from a refinery after the primary valuable minerals have been recovered. Slimes may contain quantities of gold and silver.
Smelter	A metallurgical plant in which the smelting of the concentrates and ore takes place.
Smelting	A pyro-metallurgical process of separating metal by fusion from those impurities with which it may be chemically combined or physically mixed.
Solvent Extraction	A method of separating one or more metals from ore by treating a solution containing the ore with a solvent that dissolves the required substances.
Solvent Extraction/Electrowinning
A metallurgical technique, so far applied only to copper ores, in which metal is (SX/EW) dissolved from rock using organic solvents and recovered from the resulting solution by electrolysis. (A combination of solvent extraction and electrowinning.)
Sphalerite	A zinc sulfide mineral; the most common ore mineral of zinc.
Station	An enlargement of a shaft made for the storage and handling of equipment and for driving drifts at that elevation.
Stope	The working area in a mine from which ore is extracted.
Stripping	The process of removing overburden to expose ore.
Stripping Ratio	The ratio of waste materials plus leaching ore to ore mined in the material moved in an open-pit operation.
Sulfide Ore	Ore characterized by the inclusion of metal in the crystal structure of a sulfide mineral.
Tailings
Material rejected from a mill after the valuable minerals have been recovered. Changes in metal prices and improvements in technology can sometimes make the tailings economical to reprocess at a later date.

Tailings Dam (pond)
A low-lying depression used to confine tailings, the prime function of which is to allow enough time for heavy metals to settle out or for cyanide to be destroyed before water is discharged into the local watershed.
Toll Arrangement
A contractual arrangement for the treatment of any material in a smelter or refinery under which metal content of the smelted or refined product is returned or credited to the account of the customer of such smelter or refinery.
Ton (metric ton)	A unit of mass equivalent to 1,000 kilograms or 2,204.6 pounds.
Treatment and Refining Charges	Charges levied by smelter/refineries for the treatment of concentrate from mines. Particularly applicable to copper, lead and zinc.
Troy ounce	Universal unit measure of mass for precious metals equal to 31.1035 grams. One troy ounce equals 1.09714 avoirdupois, or normal, ounces.
Vein	A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.
Waste	Rock lacking sufficient grade and/or other characteristics of ore to be economically mined.
Wire Rod	A continuous length of metal for subsequent drawing into wire.
Zinc	Bluish-white hard metal, occurring in various minerals, such as sphalerite.

INDEX TO FINANCIAL STATEMENTS

Southern Copper Corporation and Subsidiaries, including Minera México

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Southern Copper Corporation:

        In our opinion, the accompanying combined balance sheets, and the related combined statements of earnings, cash flows and changes in stockholders' equity present fairly, in all material respects, the financial position of Southern Copper Corporation at December 31, 2004 and 2003, and the results of its operations, its cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits. The combined financial statements give retroactive effect to the common control merger involving Minera México, S.A. de C.V. in a transaction accounted for at historical cost as described in Note 1 to the combined financial statements. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS

Mexico, D.F., April 5, 2005 except for Note 19 as to which the date is August 11, 2005.

SOUTHERN COPPER CORPORATION AND SUBSIDIARIES
COMBINED STATEMENT OF EARNINGS
(Stated in thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2002	2003	2004
Net sales:
Non-affiliates	$1,379,284	$1,574,789	$3,022,614
Affiliates	9,137	1,852	74,083
Total net sales	1,388,421	1,576,641	3,096,697
Operating costs and expenses:
Cost of sales (exclusive of depreciation, amortization and depletion shown separately below)	961,201	992,383	1,334,330
Selling, general and administrative	69,351	63,597	71,778
Depreciation, amortization and depletion	157,608	177,058	192,586
Exploration	13,345	17,869	15,610
Total operating costs and expenses	1,201,505	1,250,907	1,614,304
Operating income	186,916	325,734	1,482,393
Interest expense	128,747	117,009	107,904
Interest capitalized	(8,220)	(5,563)	(10,681)
Interest income	(4,097)	(5,198)	(8,348)
Loss on debt prepayments	12,400	5,844	16,500
Gain on disposal of properties	—	—	(53,542)
Other (income) expense	(7,202)	4,174	9,689
Earnings before income taxes, minority interest and cumulative effect of change in accounting principle	65,288	209,468	1,420,871
Income taxes	88,496	(120,129)	(433,758)
Minority interest	(8,855)	(4,262)	(4,727)
Earnings before cumulative effect of change in accounting principle	144,929	85,077	982,386
Cumulative effect of change in accounting principle, net of income tax	—	(1,541)	—
Net earnings	$144,929	$83,536	$982,386
Per common share amounts:
Earnings before cumulative effect of change in accounting principle	$0.98	$0.57	$6.67
Cumulative effect of change in accounting principle, net of income tax	$—	$—	$—
Net earnings—basic and diluted	$0.98	$0.57	$6.67
Dividends paid	$0.19	$0.31	$1.30
Weighted average shares outstanding—basic (in thousands)	147,213	147,220	147,224
Weighted average share outstanding—diluted (in thousands)	147,217	147,225	147,224

The accompanying notes are an integral part of these combined financial statements.

SOUTHERN COPPER CORPORATION AND SUBSIDIARIES
COMBINED BALANCE SHEETS
(Stated in thousands of U.S. dollars, except share and per share data)

	As of December 31,
	2003	2004
ASSETS
Current assets:
Cash and cash equivalents	$351,610	$710,707
Marketable securities	—	45,267
Accounts receivable:
Trade	169,279	425,790
Affiliates	6,968	15,664
Other	20,163	32,770
Inventories	306,913	352,377
Prepaid and other assets	51,159	52,966
Total current assets	906,092	1,635,541
Property, net	3,040,700	3,068,486
Capitalized mine stripping costs, net	291,490	318,116
Leachable material, net	100,014	134,621
Intangible assets, net	126,049	123,496
Other assets, net	26,683	38,933
Total assets	$4,491,028	$5,319,193
LIABILITIES
Current liabilities:
Current portion of long-term debt	$115,307	$152,314
Trade accounts payable	99,735	142,362
Income taxes	58,704	293,295
Accrued workers' participation	17,095	84,245
Note payable to minority interest	—	51,532
Due to affiliated companies	17,683	66,524
Deferred income taxes	45,801	42,500
Other current liabilities	128,245	129,146
Total current liabilities	482,570	961,918
Due to affiliates—Grupo México	52,468
Long-term debt	1,555,924	1,177,974
Deferred income taxes	185,866	243,600
Other liabilities	103,790	105,179
Asset retirement obligation	5,267	5,643
Total non-current liabilities	1,903,315	1,532,396
Commitments and contingencies (Note 12)
Minority interest	82,398	11,284
STOCKHOLDERS' EQUITY
Common stock, par value $0.01; shares authorized: 101,306,807; shares issued: 81,531,848	815	815
Class A Common stock, par value $0.01; shares issued and authorized: 65,900,833	659	659
Additional paid-in capital	729,584	728,265
Accumulated comprehensive income	1,296,359	2,088,445
Treasury stock, at cost, common shares, 2003—211,306; 2004—207,256	(4,672)	(4,589)
Total stockholders' equity	2,022,745	2,813,595
Total liabilities, minority interest and stockholders' equity	$4,491,028	$5,319,193

The accompanying notes are an integral part of these combined financial statements.

SOUTHERN COPPER CORPORATION AND SUBSIDIARIES
COMBINED STATEMENT OF CASH FLOWS
(Stated in thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2002	2003	2004
OPERATING ACTIVITIES
Net earnings	$144,929	$83,536	$982,386
Cumulative effect of change in accounting principle, net of income tax		1,541
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, amortization and depletion	157,608	177,058	192,586
Remeasurement loss (gain)	(54,431)	(21,982)	14,379
Capitalized mine stripping and leachable material	(91,954)	(79,704)	(92,797)
Provision for deferred income taxes	(142,839)	31,526	54,385
Minority interest	8,855	4,262	4,727
Gain on disposal of properties	—	—	(53,542)
Other	21,541	12,388	19,905
Cash provided from (used for) operating activities:
Accounts receivable	14,264	(38,734)	(260,701)
Inventories	31,026	14,806	(54,330)
Accounts payable and accrued liabilities	70,161	(121,204)	310,343
Other operating assets and liabilities	4,504	828	551
Prepaid taxes	18,236	(3,019)	(4,660)
Net cash provided from operating activities	181,900	61,302	1,113,232
INVESTING ACTIVITIES
Capital expenditures	(85,380)	(64,880)	(228,299)
Purchase of marketable securities	—	(69,409)
Sales and maturity of marketable securities	—	—	24,142
Proceeds from sale of properties	—	—	59,980
Other	198	5,228	(5,876)
Net cash used for investing activities	(85,182)	(59,652)	(219,462)
FINANCING ACTIVITIES
Debt incurred	30,282	50,000	600,000
Debt repaid	(122,914)	—	(940,912)
Capital stock transactions—Minera México	16,785	93,719	(1,319)
Dividends paid to common stockholders	(21,494)	(45,352)	(191,360)
Cash restricted as collateral accounts	(46,754)	88,048	—
Other	(1,806)	(845)	(7,018)
Net cash (used for) provided from financing activities	(145,901)	185,570	(540,609)
Effect of exchange rate changes on cash and cash equivalents	5,048	(10,681)	5,936
Increase (decrease) in cash and cash equivalents	(44,135)	176,539	359,097
Cash and cash equivalents, at beginning of year	219,206	175,071	351,610
Cash and cash equivalents, at end of year	$175,071	$351,610	$710,707
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$112,486	$117,573	$116,048
Income taxes	$18,918	$39,812	$165,548
Supplemental schedule of non-cash operating investing and financing activities:
Accounts receivable from affiliate offset by accounts payable to affiliate	$6,160	$212	$—
Additional liability for employee benefit obligations	$3,487	$(9,241)	$(1,069)
Accounts receivable from shareholders offset by dividends paid	$7,213	$—	$—
Note payable for acquisition of minority interest	$—	$—	$51,352

The accompanying notes are an integral part of these combined financial statements.

SOUTHERN COPPER CORPORATION AND SUBSIDIARIES
COMBINED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(Stated in thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2002	2003	2004
CAPITAL STOCK:
Common stock	$815	$815	$815
Class A common stock	659	659	659
ADDITIONAL PAID-IN CAPITAL:
Balance at beginning of year	619,080	635,865	729,584
Net movement of the period	16,785	93,719	(1,319)
Balance at end of year	635,865	729,584	728,265
TREASURY STOCK:
Balance at beginning of year	(4,922)	(4,821)	(4,672)
Used for corporate purposes	101	149	83
Balance at end of year	(4,821)	(4,672)	(4,589)
ACCUMULATED COMPREHENSIVE INCOME:
RETAINED EARNINGS:
Balance at beginning of year	1,156,695	1,272,888	1,311,072
Net earnings	144,929	83,536	982,386
Dividends paid, Common stock and Class A Common stock, per share, 2002—$0.19, 2003—$0.31, 2004—$1.30	(28,706)	(45,352)	(191,360)
Stock awards	(30)	—	—
Balance at end of year	1,272,888	1,311,072	2,102,098
OTHER COMPREHENSIVE LOSS:
Balance at beginning of year	(20,467)	(23,954)	(14,713)
Additional decrease in liability for employee benefit obligations	(3,487)	9,241	1,060
Balance at end of year	(23,954)	(14,713)	(13,653)
Total accumulated comprehensive income	1,248,934	1,296,359	2,088,445
TOTAL STOCKHOLDERS' EQUITY	$1,881,452	$2,022,745	$2,813,595

The accompanying notes are an integral part of these combined financial statements.

NOTE 1—DESCRIPTION OF THE BUSINESS:

        The combined financial statements presented herein consist of the accounts of Southern Copper Corporation ("SCC") and its subsidiaries as well as those of Minera México, S.A. de C.V., ("MM") and its subsidiaries. Effective April 1, 2005, SCC acquired substantially all of the outstanding common stock of MM as further described below. Unless the context otherwise requires, the term "Company" refers to both SCC and MM as combined.

        Effective April 1, 2005, Grupo México, S.A. de C.V., through its subsidiary, Americas Mining Corporation ("AMC"), sold its approximately 99.15% shareholding in MM to SCC in return for the issuance to AMC of 67.2 million new shares of common stock of SCC. The transaction resulted in Grupo México increasing its indirect equity ownership in SCC to approximately 75.1% from its prior indirect interest of approximately 54.2%. As part of this transaction, SCC paid a special transaction cash dividend in the amount of U.S.$100 million on March 1, 2005.

        The acquisition of MM by SCC is accounted for in a manner similar to a pooling of interests since it involved the reorganization of entities under common control. Under such accounting, the financial statements of MM and SCC are combined on a historical cost basis for all the periods presented since they were under common control during all of these periods.

        The Company is an integrated producer of copper and other minerals, and operates mining, smelting and refining facilities in Peru and Mexico. The Company conducts its primary operations in Peru through a registered branch (the "Branch"). The Branch is not a corporation separate from the Company. The Company's Mexican operations are conducted through subsidiaries.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Principles of consolidation and combination—

        The combined financial statements include the accounts of subsidiaries of which the Company has voting control, in accordance with FASB Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN 46"). Such financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). As mentioned above, the financial statements also reflect the recent combination of SCC and MM on a historical cost basis in a manner similar to a pooling of interests.

  Use of estimates—

        The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying value of ore reserves that are the basis for future cash flow estimates and units-of-production depreciation and amortization calculations; environmental, reclamation, closure and retirement obligations; estimates of recoverable copper in mill and leach stockpiles; asset impairments (including estimates of future cash flows); bad debts; inventory obsolescence; valuation allowances for deferred tax assets; reserves for contingencies and litigation; and

fair value of financial instruments. Management bases its estimates on the Company's historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

  Revenue recognition—

        Substantially all of the Company's copper is sold under annual or other longer-term contracts.

        Revenue is recognized when title passes to the customer. The passing of title is based on terms of the contract, generally upon shipment. Copper revenue is determined based on the monthly average of prevailing commodity prices according to the terms of the contracts.

        For certain of the Company's sales of copper and molybdenum products, customers are given the option to select a monthly average LME or COMEX price (as is the case for sales of copper products) or the molybdenum oxide proprietary price of Platt's Metal Week (as is the case for sales of molybdenum products), generally ranging between one and three months subsequent to shipment. In such cases, revenue is recorded at a provisional price at the time of shipment. The provisionally priced copper sales are adjusted to reflect forward copper prices based on LME or COMEX prices at the end of each month until a final adjustment is made to the price of the shipments upon settlement with customers pursuant to the terms of the contract. In the case of molybdenum sales, for which there are no published forward prices, the provisionally priced sales are adjusted to reflect the market prices at the end of each month until a final adjustment is made to the price of the shipments upon settlement with customers pursuant to the terms of the contract.

        These provisional pricing arrangements are accounted for separately from the contract as an embedded derivative instrument under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended ("FASB No. 133"). The Company sells copper in blister and refined form at industry standard commercial terms. Net sales include the invoiced value and corresponding fair value adjustment of the related forward contract of copper, zinc, silver, molybdenum, acid and other metals.

  Shipping and handling fees and costs—

        Amounts billed to customers for shipping and handling are classified as sales. Amounts incurred for shipping and handling are included in cost of products sold.

  Cash and cash equivalents—

        Cash and cash equivalents include bank deposits, certificates of deposit with original maturities of three months or less at the date of purchase, short term investment funds, and variable income securities. The carrying value of cash and cash equivalents approximate fair value.

  Marketable securities—

        Marketable securities consist primarily of certificates of deposits with original maturities greater than 90 days but less than one year. These deposits are held to maturity and carried at amortized cost which approximates fair value.

  Inventories—

        Metal inventories, consisting of work in process and finished goods, are carried at the lower of average cost or market. Costs incurred in the production of metal inventories exclude general and administrative costs.

        Work-in-process inventories represent materials that are in the process of being converted into a saleable product. Conversion processes vary depending on the nature of the copper ore and the specific mining operation. For sulfide ores, processing includes milling and concentrating and the results from the production of copper and molybdenum concentrates. Molybdenum in-process inventory includes the cost of molybdenum concentrates and the costs incurred to convert those concentrates into various high-purity molybdenum chemicals or metallurgical products.

        Finished goods include saleable products (e.g., copper concentrates, copper anodes, copper cathodes, copper rod, molybdenum concentrate and other metallurgical products).

        Supplies inventories are carried at average cost less a reserve for obsolescence. Inventory of SX/EW copper is valued at average cost and is established based on metal included in the SX/EW facilities tank house.

  Property—

        Property is recorded at acquisition cost, net of accumulated depreciation and amortization. Cost includes major expenditures for improvements and replacements, which extend useful lives or increase capacity and interest costs associated with significant capital additions. Maintenance, repairs, normal development costs at existing mines, and gains or losses on assets retired or sold are reflected in earnings as incurred.

        Mine development includes primarily the cost of acquiring land rights to an exploitable ore body, pre-production stripping costs at new mines that are commercially exploitable, costs associated with bringing new mineral properties into production, and removal of overburden to prepare unique and identifiable areas outside the current mining area for such future production. Mine development costs are amortized on a unit of production basis over the remaining life of the mines.

        Buildings and equipment are depreciated on the straight-line method over estimated lives from 5 to 40 years or the estimated life of the mine if shorter.

        Property is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are determined impaired when the estimated future undiscounted cash flows expected to result from the use of the asset are less than the carrying value of the asset. The Company's estimate as to future undiscounted cash flows takes into consideration, among other things, expected future metal prices, which are based on historical metal prices and price trends. The Company measures an impairment loss as the difference between the carrying value of the asset and its fair value as determined taking into consideration the estimated future discounted cash flows of the asset.

  Intangible assets—

        Intangible assets include primarily the excess amount paid over the book value for investment shares and mining and engineering development studies. Intangible assets are carried at acquisition costs, net of accumulated amortization and are amortized on a unit of production basis over the estimated remaining life of the mines. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

  Debt issuance costs—

        Debt issuance costs, which are included in other assets, are amortized using the interest method over the term of the related debt.

  Asset retirement obligations (reclamation and remediation costs)—

        Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations". The fair value of a liability for asset retirement obligations is recognized in the period in which it is incurred. The liability is measured at fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying value of the related long-lived assets and depreciated over the asset's useful life.

  Ore reserves—

        The Company periodically reevaluates estimates of its ore reserves, which represent the Company's estimate as to the amount of unmined copper remaining in its existing mine locations that can be produced and sold at a profit. Such estimates are based on engineering evaluations derived from samples of drill holes and other openings, combined with assumptions about copper market prices and production costs at each of the respective mines.

        For SCC, commencing in 2003, the Company has used reserves estimates based on average copper prices over the preceding three years to determine the amount of mine stripping that is capitalized, units of production amortization of capitalized mine stripping and amortization of intangible assets. In the case of the Company's Minera México subsidiary for all periods presented, and for the period prior to 2003 for SCC, the Company has used a price assumption of U.S.$0.90 per pound for copper in calculating such items.

  Capitalized mine stripping and leachable material—

        Stripping costs are costs associated with the removal of waste materials after production has commenced. Over the life of the mine, stripping costs are deferred in periods when the actual ratio of waste materials to mineral ore extracted is above the life-of-mine stripping ratio, which represents the Company's estimate of the total amount of waste to be incurred divided by the estimated total proven and probable reserves. In periods when the actual mine stripping ratio is below the life-of-mine stripping ratio, the Company reduces the net capitalized mine stripping asset proportionally with a charge to amortization expense. In addition, deferred mine stripping costs are amortized using the units of production method based on proven and probable ore reserves. Copper resources contained in piles of leachable materials that have been extracted from the mines are not included in the determination of units of production amortization.

        The Company's policy results in the smoothing of stripping costs over the life of the mine and, in the view of the Company, better facilitates the matching of mine production costs over the life of the mine with the mine's revenues.

        Stripping costs are assessed for recoverability as part of property, plant and equipment and reviewed whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. If recoverable value has fallen below carrying value, the asset is written down to its recoverable value.

        Leachable material—The Company capitalizes the cost of materials with low copper content extracted during the mining process (leachable material), which is collected in areas known as leaching dumps. The amortization of the capitalized costs is determined based on the depletion period of the leaching dumps, which is approximately five years (unaudited).

  Exploration—

        Tangible and intangible costs incurred in the search for mineral properties are charged against earnings when incurred.

  Income taxes—

        Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized and settled as prescribed in Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" (SFAS No. 109). As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision of income taxes. Deferred income tax assets are reduced by any benefits that, in the opinion of management, are more likely not to be realized.

  Foreign exchange—

        The Company's functional currency is the U.S. dollar. As required by local law, each of the Branch in Peru and MM maintain its books of accounts in Peruvian nuevos soles and Mexican pesos, respectively.

        Foreign currency assets and liabilities are remeasured into U.S. dollars at current exchange rates except for non-monetary items such as inventory, property, intangible assets and other assets which are remeasured at historical exchange rates. Revenues and expenses are generally translated at actual exchange rates in effect during the period, except for those items related to balance sheet amounts that are remeasured at historical exchange rates. Gains and losses from foreign currency remeasurement are included in net earnings of the period.

        Gains and (losses) resulting from foreign currency transactions are included in "Cost of sales (exclusive of depreciation, amortization and depletion)" and amounted to U.S.$54.4 million, U.S.$21.9 million and U.S.$(14.4) million in 2002, 2003 and 2004, respectively.

  Derivative instruments—

        Derivate contracts are reflected as assets or liabilities in the balance sheet at their fair value. The Company entered into an interest rate swap agreement to hedge the interest rate risk exposure on a credit facility. Although this interest rate swap is used as an economic hedge, this transaction is currently recorded at fair value within the balance sheet with related gains and losses recorded in earnings, as it does not qualify as hedge accounting under SFAS No. 133, "Accounting for Derivatives".

  Other comprehensive income—

        Comprehensive income represents changes in equity during a period, except those resulting from investments by owners and distributions to owners. During the fiscal years ended December 31, 2002, 2003 and 2004, the only component of "other comprehensive income (loss)" was the additional minimum liability for employee benefit obligations.

  Business segment—

        As a result of the recent merger and resulting management reorganization which is being undertaken, management has not defined its new segment structure or if segment disclosure is applicable. Consequently, disclosures included herein are based on the historical information as previously provided. Once the Company defines its future reportable segments, these segments could be different from what was historically presented.

  Change in accounting principle—

        Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143). This statement requires the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The cumulative effect of this change in accounting principle, net of taxes, was a charge to earnings of U.S.$1.5 million and is shown separately on the consolidated statement of earnings. In addition, as part of this cumulative adjustment, the Company recorded an asset retirement obligation liability of U.S.$4.9 million, increased net property of U.S.$2.5 million and recorded deferred tax and workers' participation benefits of U.S.$0.9 million. The adoption of this new principle resulted in an additional charge to earnings from continuing operations of U.S.$0.5 million for 2003 and has been included as an operating cost in the statement of earnings. If the Company adopted SFAS No. 143 in 2002, an asset retirement obligation of U.S.$4.5 million would have been recorded as of January 1, 2003.

  Impact of new accounting standards—

        The Emerging Issues Task Force ("EITF") formed a committee ("Committee") to evaluate certain mining industry accounting issues, including issues arising from the application of SFAS No. 141, "Business Combinations" ("SFAS No. 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") to business combinations within the mining industry, accounting for goodwill and other intangibles and the capitalization of costs after the commencement of production, including deferred stripping. The issues discussed also included whether mineral interests conveyed by leases represent tangible or intangible assets and the amortization of such assets.

        The FASB ratified the consensus of the EITF on other mining related issues involving impairment and business combinations. The FASB also ratified the consensus of the EITF that mineral interests conveyed by leases should be considered tangible assets subject to the finalization of a FASB Staff Position ("FSP") in this regard. These issues did not have a significant impact on the Company's financial position or results of operations.

        The FASB also issued a FASB Staff Position ("FSP") amending SFAS No. 141 and SFAS No. 142 to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted. This FSP did not have an impact on the Company's financial position or results of operations.

        The EITF issued a Working Group Report No. 1 on September 21, 2004 titled "Accounting for Stripping Costs Incurred during Production in the Mining Industry". The Report applies to mining entities and the accounting for stripping costs incurred in the production phase of mining operations. In its March 17, 2005 meeting, the EITF reached consensus on this issue (EITF No. 04-6) and has concluded that stripping costs incurred during the production phase of a mine should be recorded as a component of inventoriable costs of producing the ore (the "inventory cost model"). This consensus, which was ratified by the FASB on March 30, 2005, will be effective for fiscal years beginning after December 15, 2005, with early adoption permitted. Adoption of the EITF consensus will significantly change the accounting for capitalized stripping costs incurred during the production phase. At December 31, 2004, the Company had on its balance sheet U.S.$452.7 million of costs associated with capitalized mine stripping and leachable material, net, which may be impacted by this consensus. The Company anticipates that a significant portion of this asset may be written off and equity and net income would be reduced accordingly. In addition, future operating income could be negatively impacted to the extent that costs previously capitalized are expensed.

        In November 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs—an amendment of ARB No. 43" ("SFAS No. 151"), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is evaluating the impact that this standard may have on its financial position or results of operations.

        In December 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 153, "Exchange of Non-monetary Assets and amendment of APB No. 29" ("SFAS No. 153"), which is the result of its efforts to improve comparability of U.S. accounting standards for non-monetary transactions with International Accounting Standards. SFAS No. 153 eliminates the exception to fair value for exchanges of similar productive assets outlined in APB No. 29 and replaces it with a general exception for exchange transactions that do not have commercial substance—that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. SFAS No. 153 is not expected to have any impact on the Company's financial position or results of operations.

        In March 2005, the FASB published FASB Interpretation No. 47 "Accounting for Conditional Asset Retirement Obligations" (FIN 47). FIN 47 clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005 (December 31, 2005, for calendar-year enterprises). Retrospective application for interim financial information is permitted but is not required. Early adoption of this interpretation is encouraged. The Company is evaluating the impact that this standard may have on its financial position or results of operations.

NOTE 3—INVENTORIES:

	As of December 31,
	2003	2004
Metals:
Finished goods	$127.1	$153.8
Work-in-process	36.9	55.5
Supplies	142.9	143.1
Total inventories	$306.9	$352.4

NOTE 4—PROPERTY:

	As of December 31,
	2003	2004
Buildings and equipment	$5,238.6	$5,408.5
Mine development	250.9	255.6
Land, other than mineral	65.6	65.6
Total property	5,555.1	5,729.7
Accumulated depreciation, amortization and depletion	(2,514.4)	(2,661.2)
Total property, net	$3,040.7	$3,068.5

        During 2002, the Company changed the estimated useful lives of certain machinery and equipment related to the Peruvian operations to reflect additional information as to historical experience. This change was accounted for prospectively and resulted in a reduction to depreciation expense of approximately U.S.$12.7 million in 2002.

        Additionally, during 2002, the Company performed an analysis of the detailed fixed assets ledgers and noted an unreconciled difference that arose in prior years amounting to approximately U.S.$3.7 million between the subledger balance and the general ledger balance as it related to the Peruvian operations. The Company took a pretax charge of U.S.$3.7 million to its 2002 earnings in order to correct for this difference.

        In conjunction with the adoption of SFAS No. 143, during 2003, the Company capitalized U.S.$3.0 million in costs associated with establishing an asset retirement obligation for a portion of its long-lived assets in Peru. These assets include a dam on the Torata River, close to the Cuajone mine, and the SX/EW facility. The asset retirement obligations were established based on the Company's environmental impact studies for these projects. The retirement obligations for the dam are based on a weighting of two options available at the end of the dam's useful life. These options are to turn the dam over to the local municipality and provide maintenance for a number of years or demolish the dam and restore the river to its natural course. The retirement obligation for the SX/EW facility requires a dismantling of the plant and reclamation of the property. The Company has not designated specific assets to satisfy these obligations but will provide funds from operations. There were no additional costs capitalized in 2004 associated with asset retirement obligations. These costs are being depreciated on a straight line basis over the life of the related assets. As for the Mexican operations, the adoption of SFAS No. 143 did not have a material effect on the Company's financial position or results of operations. Management does not believe that there are any significant legal obligations for asset retirements in Mexico as of December 31, 2003 and 2004.

        Depreciation expense for the years ended December 31, 2002, 2003 and 2004 amounted to U.S.$137.5 million, U.S.$144.2 million and U.S.$150.4 million, respectively.

NOTE 5—CAPITALIZED MINE STRIPPING COSTS AND LEACHABLE MATERIAL:

	As of December 31,
	2003	2004
Capitalized mine stripping cost	$336.1	$379.3
Accumulated amortization and depletion	(44.6)	(61.3)
Capitalized mine stripping, net	$291.5	$318.0
	As of December 31,
	2003	2004
Capitalized leachable material	$116.5	$170.8
Accumulated amortization	(16.5)	(36.2)
Capitalized leachable material, net	$100.0	$134.6

        Amortization of mine stripping and leachable material is included in "Depreciation, amortization and depletion" and amounted to U.S.$12.0 million, U.S.$25.6 million and U.S.$36.4 million in 2002, 2003 and 2004, respectively. Capitalized mine stripping costs will be fully amortized when existing mines currently in the production phase cease operations.

        The Company's policy of deferring mine stripping costs and leachable material decreased operating costs by U.S.$91.9 million, U.S.$79.7 million and U.S.$92.7 million in 2002, 2003 and 2004, respectively, as compared to what such amounts would have been if the Company expensed mine stripping costs and leachable material costs as incurred.

NOTE 6—INTANGIBLE ASSETS:

	As of December 31,
	2003	2004
Excess paid over book value of investment shares	$121.1	$121.1
Mine engineering and development studies	5.5	5.8
	126.6	126.9
Accumulated amortization	(17.6)	(20.4)
Amortized intangible assets, net	109.0	106.5
Goodwill	17.0	17.0
Intangible assets, net	$126.0	$123.5

        Amortization expense on intangibles was U.S.$2.2 million, U.S.$3.2 million and U.S.$2.8 million for the years ended December 31, 2002, 2003 and 2004, respectively. The estimated annual aggregate amortization expense for intangibles is U.S.$12.5 million for the years 2005 through 2009.

NOTE 7—INCOME TAXES:

        The components of the provision for income taxes are as follows:

	Year ended December 31,
	2002	2003	2004
U.S. federal and state:
Current	$0.8	$4.0	$21.7
Deferred	1.4	2.3	(8.2)
	2.2	6.3	13.5
Foreign(1):
Current	54.0	84.9	356.6
Deferred	(144.7)	28.9	63.6
	(90.7)	113.8	420.2
Total provision for (benefit from) income taxes	$(88.5)	$120.1	$433.7

(1)
Relates to both Peru and Mexico

        The reconciliation of the statutory income tax rate to the effective tax rate is as follows:

	For the years ended December 31,
	2002	2003	2004
U.S. income tax at statutory rate	35.0%	35.0%	35.0%
Foreign income tax at maximum combined statutory rates	22.0	1.0	(10.7)
Percentage depletion	(15.4)	(8.9)	(5.0)
(Expense) income not (deductible) taxable, net	(2.7)	3.4	1.2
Alternative minimum or additional tax	2.1	1.8	1.2
Change in foreign tax rates	(18.8)	5.8	10.4
Tax inflation effect, net	(65.4)	5.9	0.9
Loss of tax benefits upon corporate reorganization	—	32.6	—
Other	(3.2)%	4.9%	1.5%
Total	(46.4)%	81.5%	34.5%
Valuation allowance for tax loss carryforward and recoverable asset tax	(88.9)%	(24.2)%	(4.1)%
	(135.3)%	57.3%	30.4%

        The effective tax rate presented above is a combined effective tax rate for SCC and MM. For all of the years presented, both companies filed separate tax returns in their respective tax jurisdictions. Although the tax rules and regulations imposed in the separate tax jurisdictions may vary significantly, similar permanent items exist, such as the impact of changes in statutory tax rates, and income and expense items which are nondeductible or nontaxable. Several items above are particular to the tax rules in Mexico or specific events related to MM, such as the tax inflation effect, which requires that inflation be recognized for tax purposes (where it is not for financial reporting purposes), and the loss of tax benefits upon a corporate reorganization undertaken by MM in 2003. Other items relate specifically to SCC such as the percentage depletion. The impact of the change in the valuation allowance reflects the change in valuation allowances for the combined companies which is further described below.

        At December 31, 2004 and 2003, the main items constituting the (asset) liability balance of deferred income taxes were as follows:

	As of December 31,
	2003	2004
	Deferred income tax
Current:
Inventories	$59.1	$57.9
Other	(1.0)	(1.2)
Non-deductible reserves	(13.3)	(14.2)
Net current deferred tax liability	44.8	42.5
Non-current:
Property and equipment	283.5	238.7
Tax loss carryforwards	(167.7)	(62.3)
Recoverable asset tax	(47.0)	(44.9)
AMT credit carryforwards	(15.9)	(32.6)
Deferred charges	56.8	64.5
Other	(11.0)	46.8
	98.7	210.2
Less, valuation allowance for deferred tax assets	87.2	33.4
Net non-current deferred tax liability	185.9	243.6
Total net deferred tax liability	$230.7	$286.1

  U.S. Tax Matters—

        At December 31, 2004, the foreign tax credit carryforward available to reduce possible future U.S. income tax amounted to approximately U.S.$49.2 million, expiring as follows: U.S.$14.6 million in 2006, U.S.$22.5 million in 2007, U.S.$10.4 million in 2008 and U.S.$1.7 million in 2009. No foreign tax credit carryforwards expired in 2004 and U.S.$3.1 million expired in 2003. Foreign tax credit carryforwards amounting to approximately U.S.$1.7 million were created in 2004.

        On October 22, 2004, the President of the United States signed into law H.R. 4520, The American Jobs Creation Act of 2004. This law repeals the 90% limitation on the utilization of foreign tax credits when calculating the Company's alternative minimum tax ("AMT"). The repeal is effective in 2005. Although the new law is not effective until 2005, under SFAS No. 109, the effect of the law change is required to be reflected in the period that includes the enactment date. As a result, U.S.$9.5 million of previously booked deferred U.S. tax liability was recorded as income in 2004.

  Peruvian Tax Matters—

        On December 23, 2003, the Peruvian government established a new tax rate of 30% for years beginning after 2003. Although this new rate did not affect the current tax expense, the change in the tax rate does require that the deferred Peruvian assets and liabilities be re-valued at the tax rate expected to apply when these assets and liabilities are realized. Accordingly, the Company recorded a charge of U.S.$10.1 million in additional tax expense in 2003.

        The Company obtains income tax credits in Peru for value-added taxes paid in connection with the purchase of capital equipment and other goods and services employed in its operations and records these credits as a prepaid expense. Under current Peruvian law, the Company is entitled to use the credits against its Peruvian income tax liability or to receive a refund. The carrying value of these Peruvian tax credits approximates their net realizable value.

        In accordance with a 1996 agreement with the Peruvian government, income generated from the SX/EW operations is taxed at a fixed rate of 30% through the year 2010. Additionally, the Peruvian congress established a new tax on distributed earnings at a rate of 4.1% starting in 2002.

  Mexican Tax Matters—

        MM and its subsidiaries obtained authorization from the Mexican tax authorities to file a consolidated income and asset tax return in Mexico.

        In accordance with Mexican income tax law, Mexican subsidiaries are subject to paying the greater of the asset tax or income tax. The Mexican income tax law enacted January 1, 2002, reduced the 35% federal income tax rate by one percentage point each year until it reaches 32% in 2005.

        As result of the amendments to the income tax law approved on November 13, 2004, the income tax rate was further reduced from the 33% rate applicable in 2004 to a 30% rate in 2005, and it will be gradually be reduced by 1% per year until it reaches 28% in 2007. In addition, effective fiscal year 2005, there is a change in the tax treatment of the inventory purchases for the year. Under the new law, cost of sales will be deductible instead of inventory purchases. The tax deduction for employees' statutory profit sharing amounts and the obligation to withhold taxes on dividends paid to individuals and foreign residents was also eliminated. The impact of the reduction in the corporate income tax rate as a result of the tax law changes in 2004 resulted in a reduction in tax expense of U.S.$21.6 million in 2004.

        Asset tax is calculated by applying a 1.8% tax rate to MM's asset position, as defined by the law, and is payable only to the extent that it exceeds the income tax payable for the same period. If in any year asset tax exceeds the income tax payable, the asset tax payment for such excess may be reduced by the amount by which the income tax exceeded the asset tax in the three preceding years and any required payment of the asset tax is creditable against the excess of the income tax over the asset tax of the following 10 years. Valuation allowances—

        Peru:

        The Company's valuation allowance consists of U.S.$0.8 million in foreign tax credits and U.S.$32.6 million in AMT credit carryforwards. Management believes that it is more likely than not that the remaining foreign tax credits of U.S.$50 million will be realized.

        As a result of The American Jobs Creation Act of 2004, the Company may be able to reduce its AMT below that of regular tax in future years. As a result, part of the AMT credit carryforward may be utilized to reduce regular tax to AMT. However, management estimates that the Company will not generate significant regular U.S. taxable income after deductions for percentage depletion and application of regular foreign tax credits and that it is more likely than not that the AMT credit will not be utilized.

        The Company has not recorded a benefit for the prior year AMT paid; the minimum tax credit is only available to reduce a regular tax and not an AMT. Because of limitations on percentage depletion under the AMT, the Company expects an AMT liability for the foreseeable future. Thus, while such credits do not expire, it is not probable they will continue to be utilized in the future as management estimates that the Company will not generate sufficient regular U.S. taxable income after deductions for percentage depletion and application of regular foreign tax credits.

        Mexico:

        In years prior to 2002, MM experienced significant liquidity and financial performance difficulties which resulted in defaults of various debt covenants. Therefore, prior to 2002, a valuation allowance was established for substantially all of its net operating loss and asset tax carryforwards since it was uncertain as to whether those carryforwards might be used. The valuation allowances were reversed in 2002 and 2003 as MM undertook its financial and corporate restructuring and financial performance improved. As of December 31, 2004, the remaining tax loss carryforwards totaled U.S.$38 million and related primarily to the Cananea mine which it expects to fully utilize in 2005. As of December 31, 2004, the remaining asset tax carryforward amounting to U.S.$45 million is also fully expected to be utilized since it can be credited in future years against future income tax payable.

NOTE 8—WORKERS' PARTICIPATION:

        The Company's operations in Peru and Mexico are subject to statutory workers' participation.

        In Peru, the provision for workers' participation is calculated at 8% of pre-tax earnings. The current portion of this participation, which is accrued during the year, is based on Branch's taxable income and is distributed to workers following determination of final results for the year. In Mexico, workers' participation is determined using the guidelines established in the Mexican income tax law at a rate of 10% of pre-tax earnings as adjusted by the tax law.

        The provision for workers' participation is included in "Cost of sales (exclusive of depreciation, amortization and depletion)" in the statements of earnings. For the years ended December 31, 2002, 2003 and 2004, workers' participation expense was U.S.$18.1 million, U.S.$20.2 million and U.S.$93.6 million, respectively.

NOTE 9—FINANCINGS:

  Long term debt:

	As of December 31,
	2003	2004
SCC:
8.25% Corporate bonds due 2004	$50.0	$—
8.75% Corporate bonds due 2007	50.0	50.0
5.5625% (4.1875% at December 31, 2003) Corporate bonds due 2005-2012	73.1	73.1
5.3750% (4.1875% at December 31, 2003) Corporate bonds due 2005-2012	25.9	25.9
4.5000% (3.5625% at December 31, 2003) Corporate bonds due 2005-2010	25.0	25.0
4.6250% (3.5000% at December 31, 2003) Corporate bonds due 2005-2010	25.0	25.0
3.94% (2.48% at December 31, 2003)
MITSUI credit agreement due 2013	100.0	90.0
MM:
Citibank credit facility	—	600.0
Common Agreement Secured Export Notes	881.0	—
Yankee bonds—Series A	316.2	316.2
Yankee bonds—Series B	125.0	125.0
Total debt	1,671.2	1,330.2
Less, current portion of long-term debt	(115.3)	(152.3)
Total long-term debt	$1,555.9	$1,177.9

        In 1998, MM issued U.S.$500 million of unsecured debt, which are referred to as Yankee Bonds. These bonds were offered in two series: Series A for U.S.$375 million, with an interest rate of 8.25% and a 2008 maturity, and Series B for U.S.$125 million, with an interest rate of 9.25% and a 2028 maturity date. The bonds contain a covenant regarding a ratio of EBITDA to interest expense of not less than 2.50 to 1.0, as such terms are defined by the facility.

        In 1999, SCC entered a U.S.$100 million, 15-year loan agreement with Mitsui. The interest rate for this loan is the Japanese LIBO rate plus 1.25% (Japanese LIBO at December 31, 2004 was 2.69%). The Mitsui credit agreement is collateralized by pledges of receivables of 31,000 tons of copper per year. The Mitsui agreement requires the Company to maintain a minimum stockholders' equity of U.S.$750 million and a specific ratio of debt to equity. Reduction of Grupo México's direct or indirect voting interest in the Company to less than a majority would constitute an event of default under the Mitsui agreement.

        In 2002, SCC prepaid the U.S.$122.9 million balance remaining on a U.S.$150 million Secured Export Notes Financing under its Common Agreement. In connection with this prepayment, SCC paid a premium of U.S.$11.4 million and expensed the unamortized balance of U.S.$1.0 million of deferred commission fees. These amounts were expensed and presented as a loss on debt prepayment.

        On October 29, 2004, MM borrowed U.S.$600 million pursuant to a new credit facility with a final maturity date in 2009. The new credit facility initially bears interest at LIBOR plus 200 basis points for the year ended December 31, 2004. The proceeds from the new credit facility were used to repay in full the amounts outstanding under a common agreement with holders of MM's secured export notes and other financial institutions. The loan is secured by a pledge of MM's principal properties and is guaranteed by its principal subsidiaries. On March 29, 2005, U.S.$120 million of the principal amount of this loan was prepaid and the interest on the remaining principal amount was reduced to LIBOR plus 112.5 basis points for the next six months. The net loss on this debt prepayment totaled U.S.$16.5 million.

        In October 2004, MM and Banamex entered into an interest rate swap agreement for a notional amount of U.S.$600 million to hedge the interest rate risk exposure on its U.S.$600 million credit facility granted by Citibank. See Note 14.

        In January 2005, SCC signed a U.S.$150 million credit facility with a group of banks led by Citibank, N.A. In March 2005 this was amended to increase the amount of the facility to U.S.$200 million and as of the end of April 2005 the facility was fully drawn. Proceeds of this credit facility were used to prepay U.S.$170.0 million of the bonds issued under SCC's Peruvian bond program (SCC Corporate bonds referred to above), through March 31, 2005. The new facility has a five-year term with an interest rate of LIBOR plus 1.25% for the first year, increasing by 0.125% each ensuing year. The new U.S.$200 million credit facility contains financial covenants that require the Company to maintain a net worth equal to or greater than that at December 31, 2003, and to maintain a ratio of EBITDA to gross interest, as defined, of more than 3.0 to 1.0 and a leverage ratio of no greater than 2.5 to 1.0. Amortization of the loan principal begins in January 2007. The Company paid a prepayment penalty of 1%, or U.S.$1.7 million, to the Peruvian bondholders in 2005.

        Aggregate maturities of the outstanding borrowings at December 31, 2004, are as follows:

Year	Principal Due
2005	$152.3
2006	158.2
2007	233.2
2008	404.4
2009 and Thereafter	382.1
Total	1,330.2
Less—Current portion of long-term debt	152.3
Long-term debt	$1,177.9

        At December 31, 2003 and 2004, other assets included U.S.$1.3 million and U.S.$6.8 million, respectively, held in escrow accounts as required by the Company's loan agreements. The funds are released from escrow as scheduled loan repayments are made.

        At December 31, 2003 and 2004, the balance of capitalized debt issuance costs was U.S.$5.6 million, and U.S.$10.7 million, respectively. Amortization charged to interest expense was U.S.$3.2 million, U.S.$1.7 million and U.S.$5.1 million in 2002, 2003 and 2004, respectively.

NOTE 10—BENEFIT PLANS:

  SCC Defined Benefit Pension Plans—

        The Company has two noncontributory defined benefit pension plans covering former salaried employees in the United States and certain former employees in Peru. Effective October 31, 2000, the Board of Directors amended the qualified pension plan to suspend the accrual of benefits.

        The components of net periodic benefit costs calculated in accordance with SFAS No. 87 "Employers' Accounting for Pensions", using December 31 as a measurement date, consist of the following:

	Year ended December 31,
	2002	2003	2004
Interest cost	$0.8	$0.7	$0.7
Expected return on plan assets	(0.8)	(0.8)	(0.6)
Net periodic benefit cost	$—	$(0.1)	$0.1

        The change in benefit obligation and plan assets and a reconciliation of funded status are as follows:

	As of December 31,
	2003	2004
Change in Benefit Obligation:
Projected benefit obligation at beginning of year	$11.2	$12.0
Interest cost	0.7	0.7
Benefits paid	(0.9)	(0.9)
Actuarial gain (loss)	1.0	(0.3)
Projected benefit obligation at end of year	$12.0	$11.5
Change in Plan Assets:
Fair value of plan assets at beginning of year	$10.2	$9.7
Actual return on plan assets	0.5	0.4
Employer contributions	—	3.2
Benefits paid	(0.9)	(0.9)
Administrative expenses	(0.1)	(0.1)
Fair value of plan assets at end of year	$9.7	$12.3
Reconciliation of Funded Status:
Funded status	$(2.3)	$0.8
Unrecognized actuarial loss	2.1	2.0
Net amount reflected in Balance Sheet	$(0.2)	$2.8
The assumptions used to determine the pension obligation and seniority premiums as of year end and net cost in the ensuing year were:
Discount rate	6.0%	6.0%
Expected long-term rate of return on plan assets	5.0%	5.0%
Rate of compensation increase	N/A	N/A

        The scheduled maturities of the benefits expected to be paid in each of the next five years, and thereafter, are as follows:

Year	Expected Benefit Payments
2005	$0.9
2006	0.9
2007	0.9
2008	0.9
2009	0.9
2010 to 2014	4.3
Total	$8.8

        The Company's funding policy is to contribute amounts to the qualified plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Company may determine to be appropriate. Plan assets are invested in commingled stock and bond funds.

        The Company's policy for determining asset mix-targets includes periodic consultation with recognized third party investment consultants. The expected long-term rate of return on plan assets is updated periodically, taking into consideration asset allocations, historical returns and the current economic environment. Based on these factors we expect our assets will earn an average of 5.0% per annum assuming our long-term mix will be consistent with our current mix and an assumed discount rate of 6.0%. The fair value of plan assets is impacted by general market conditions. If actual returns on plan assets vary from the expected returns, actual results could differ.

  SCC Post-retirement Health Care Plan—

        The Company adopted the post-retirement health care plan for retired salaried employees eligible for Medicare on May 1, 1996. The plan is unfunded.

        Effective October 31, 2000, the health care plan for retirees was terminated and the Company informed retirees that they would be covered by the then in effect post-retirement health care plan of ASARCO, a former shareholder of the Company and a subsidiary of Grupo México, which offered substantially the same benefits and required the same contributions. The plan is accounted for in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions".

        The components of net period benefit costs are as follows:

	Year ended December 31,
	2002	2003	2004
Service cost	$—	$—	$—
Interest cost	0.1	0.1	0.1
Net periodic benefit cost	$0.1	$0.1	$0.1

        The change in benefit obligation and a reconciliation of funded status are as follows:

	As of December 31,
	2003	2004
Change in Benefit Obligation:
Benefit obligation at beginning of year	$1.5	$1.8
Interest cost	0.1	0.1
Plan Amendments	—	(0.3)
Benefits paid	(0.1)	—
Actuarial (gain) or loss	0.3	(0.2)
Benefit obligation at end of year	$1.8	$1.4
Reconciliation of Funded Status:
Funded status	$(1.8)	$(1.4)
Unrecognized actuarial loss	0.6	0.4
Unrecognized prior service cost	—	(0.3)
Post-retirement benefit obligation	$(1.2)	$(1.3)

        Discount rate used in the calculation of other post-retirement benefits and cost as of December 31, 2003 and 2004 was 6.0%.

        The scheduled maturities of the benefits expected to be paid in each of the next five years, and thereafter, are as follows:

Year	Expected Benefit Payments
2005	$0.1
2006	0.1
2007	0.2
2008	0.2
2009	0.2
2010 to 2014	0.9
Total	$1.7

        For measurement purposes, a 12.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004. The rate is assumed to decrease gradually to 6% for 2014 and remain at that level thereafter.

        Assumed health care cost trend rates have a significant effect on the amount reported for the health care plan. One percentage-point change in assumed health care trend rates would not have significant effects.

  MM Defined Benefit Pension Plans—

        The components of net periodic benefit costs calculated in accordance with SFAS No. 87 "Employers Accounting for Pensions", using December 31 as a measurement date, consist of the following:

	For the years ended December 31,
	2002	2003	2004
Interest cost	$2.8	$2.6	$2.6
Service cost	2.5	2.3	2.1
Expected return on plan assets	(1.0)	(0.7)	(1.1)
Amortization of transition assets, net	(0.2)	(0.2)	(0.2)
Recognized net actuarial loss	1.0	0.9	0.5
Net period benefit cost	$5.1	$4.9	$3.9

        The change in benefit obligation and plan assets are as follows:

	December 31,
	2003	2004
Change in benefit obligation:
Projected benefit obligation at beginning of year	$36.8	$35.0
Service cost	2.3	2.1
Interest cost	2.5	2.6
Actuarial (loss) gain, net	(2.4)	(0.2)
Benefits paid	(1.2)	(2.2)
Inflation adjustment	(3.0)	(1.2)
Projected benefit obligation at end of year	$35.0	$36.1
Change in plan assets:
Fair value of plan assets at beginning of year	$8.7	$12.0
Actuarial return on plan assets	3.3	19.4
Fair value of plan assets at end of year	$12.0	$31.4

        The pension plan liability as of December 31, is as follows:

	December 31,
	2003	2004
Actuarial present value of benefit obligation:
Vested benefit obligation	$15.2	$20.2
Non-vested benefit obligation	15.6	12.2
Accumulated benefit obligation	30.8	32.4
Excess of projected benefit obligation over accumulated benefit obligation	4.2	3.7
Projected benefit obligation	35.0	36.1
Plan assets	(12.0)	(27.2)
Projected benefit obligation in excess of plan assets	23.0	8.9
Unrecognized prior service cost	—	(2.5)
Unrecognized net actuarial loss	(11.0)	5.2
Unrecognized transition obligation	1.8	1.3
Additional minimum liability	8.2	7.3
Fair value of plan assets at beginning of year	(3.6)	—
Net pension liability	$18.4	$20.2

        The assumptions used to determine the pension obligation and seniority premiums as of year-end and net cost in the ensuing year were:

	2002	2003	2004
Weighted average discount rate	10%	10%	10%
Expected long-term rate of return on plan asset	12%	12%	12%
Rate of increase in future compensation level	6%	6%	6%

        The scheduled maturities on the benefits expected to be paid in each of the next five years, and thereafter, are as follows:

Year	Expected Benefit Payments
2005	1.2
2006	1.2
2007	1.2
2008	1.2
2009	1.3
2010 to 2014	7.8
Total	13.9

  MM Post-retirement health care plan—

        The components of net period benefit costs are as follows:

	For the year ended December 31,
	2002	2003	2004
Interest cost	$2.2	$2.1	$2.2
Service cost	0.4	0.4	0.5
Amortization of transition assets, net	1.6	1.6	1.6
Net periodic post-retirement benefit costs	$4.2	$4.1	$4.3

        The change in benefit obligation and a reconciliation of funded status are as follows:

	As of December 31
	2003	2004
Change in benefit obligation:
Projected benefit obligation at beginning of year	$48.4	$46.2
Service cost	0.4	0.5
Interest costs	2.1	2.2
Actuarial (loss) gain, net	(1.5)	(4.0)
Benefits paid	(1.9)	(2.7)
Settlements	2.6	—
Inflation adjustment	(3.9)	2.3
Projected benefit obligation at end of year	46.2	44.5
Reconciliation of funded status:
Funded status	46.2	44.5
Unrecognized actuarial loss	(9.1)	(5.8)
Unrecognized transition obligation	(26.3)	(25.8)
Post-retirement benefit obligation	$10.8	$12.9

        Discount rate used in the calculation of other post-retirement benefits and costs as of December 31, 2003 and 2004 were 6.0%.

        The scheduled maturities on the benefits expected to be paid in each of the next five years, and thereafter, are as follows:

Year	Expected Benefit Payments
2005	$2.2
2006	2.2
2007	2.2
2008	2.3
2009	2.3
2010 to 2014	11.7
Total	$22.9

        Insured other benefit cost trend rates have a significant effect on the amount reported of the other benefit plan. One percentage-point change in assumed other benefits cost trend rates would have the following effects:

	One Percentage Point
	Increase	Decrease
Effect on total service and interest cost components	$3.1	$2.4
Effect on the post-retirement benefit obligation	$49.4	$39.9

        MM's policy for determining asset mix targets includes periodic consultation with recognized third party investment consultants. The expected long-term rate of return on plan assets is updated periodically, taking into consideration assets allocations, historical returns and the current economic environment. The fair value of plan assets is impacted by general market conditions. If actual returns on plan assets vary from the expected returns, actual results could differ.

        These plans accounted for approximately 30% of benefit obligations. The following table represents the asset mix of the investment portfolio as of December 31:

	2003	2004
Asset category:
Equity securities	87%	88%
Treasury bills	13	12
	100%	100%

        The amount of contributions that the Company expects to be paid to the plan during 2005 is not material.

NOTE 11—MINORITY INTEREST:

        For all the years presented, the minority interest is based on the earnings of the Company's Peruvian Branch, and through October 2004 it also included the minority interest held in certain subsidiaries of MM as further described below.

        The Company acquired 2.3 million, 0.2 million and 0.02 million investment shares at a cost of U.S.$8.8 million, U.S.$0.7 million and U.S.$0.1 million in 2002, 2003 and 2004, respectively. These acquisitions have been accounted for as purchases of minority interests. The carrying value of the minority interest purchased was reduced by U.S.$6.8 million, U.S.$0.5 million and U.S.$0.08 million in 2002, 2003 and 2004, respectively, and the excess paid over the carrying value was assigned to intangible assets and is being amortized based on production. As a result of these acquisitions, the remaining investment shareholders are entitled to a pro rata participation in the cash distributions made by the Company. The shares are recorded as a minority interest in the Company's financial statements.

        In addition, on October 23, 2004, MM reached an agreement with the National Union of Mine, Metallurgical and Similar Workers of the Mexican Republic (the "Union") for the purchase of a 4.2% and 1.5% stock stake owned by the Union in two of its subsidiaries. The stock was purchased by delivery of a note in the amount of U.S.$51.5 million. The purchase price of the interest acquired was less than its carrying value by U.S.$31.8 million and, therefore, such negative goodwill was allocated as reduction of the long-lived assets to be amortized based on production. This note was paid in full in February 2005.

NOTE 12—COMMITMENTS AND CONTINGENCIES:

  Royalty tax—

        In June 2004, the Peruvian Congress enacted legislation imposing a royalty tax to be paid by mining companies in favor of the regional governments and communities where mining resources are located. In 2004, more than 5,000 Peruvian citizens filed a request to the Peruvian Constitutional Tribunal to have the law declared unconstitutional. However, in April 2005, the Constitutional Tribunal ruled the royalty law to be constitutional and therefore applicable to mining activities in Peru. Although the Company filed a suit in the Lima Civil Court to protest the law as unconstitutional, after the Constitutional Tribunal's resolution it is unlikely that the Company's suit will be successful. Under the new law, the Company is subject to a 1% to 3% tax, based on sales, applicable to the value of the concentrates produced in our Toquepala and Cuajone mines. The Company made a provision of U.S.$17.6 million in 2004 for this new tax which went into effect as of June 25, 2004. This provision is included in cost of sales (exclusive of depreciation, amortization and depletion) on the Company's statement of earnings.

  Power purchase agreement—

        In 1997, SCC sold its Ilo power plant to an independent power company, Enersur S.A., for U.S.$33.6 million. In connection with the sale, a power purchase agreement was also completed under which the SCC agreed to purchase all of its power needs for its Peruvian operations from Enersur S.A. for twenty years, commencing in 1997.

        The Company agreed to amend its power purchase agreement in June 2003, resolving certain issues that arose between the parties and reducing power costs for the remaining life of the agreement. The Company made a one-time contractual payment of U.S.$4.0 million to Enersur S.A. under terms of the new agreement. The new agreement releases Enersur S.A. from the obligation to construct additional capacity upon notice to meet the Company's increased electricity requirements from the planned expansion and modernization. SCC believes it can satisfy the need for increased electricity requirements from other sources, including local power providers.

  Environmental matters—

  Peruvian operations—

        Some of the Company's operations are subject to applicable Peruvian environmental laws and regulations. The Peruvian government, through its Ministerio de Energía y Minas (the Ministry of Energy and Mines, or MEM) conducts certain annual audits of the Company's Peruvian mining and metallurgical operations. Through these environmental audits, matters related to environmental commitments, compliance with legal requirements, atmospheric emissions and effluent monitoring are reviewed. The Company believes that it is in material compliance with applicable Peruvian environmental laws and regulations.

        In accordance with Peruvian regulations, in 1996 SCC submitted its Programa de Adecuación y Manejo Ambiental (the Environmental Compliance and Management Program, known by its Spanish acronym, PAMA) to the MEM. A third-party environmental audit was conducted in order to elaborate the PAMA. The PAMA applied to all current operations that did not have an approved environmental impact study at the time. SCC's PAMA was approved in January 1997 and contains 34 mitigation measures and projects necessary to (1) bring the existing operations into compliance with the environmental standards established by the MEM and (2) identify areas impacted by operations that are no longer active and need to be reclaimed or remediated. By the end of 2004, 31 of these projects were completed, including all PAMA commitments related to the Company's operations in Cuajone and Toquepala. The three pending PAMA projects all relate to the Ilo smelter operations. The primary areas of environmental concern are the smelter reverberatory slag eroded from slag deposits up until 1994, and atmospheric emissions from the Ilo smelter.

        The slag remediation program is progressing as scheduled and is expected to be completed by 2007. With respect to the smelter emissions, the third phase of the Ilo smelter modernization has started and is scheduled to be completed by 2007. In July 2003, the Company awarded the contract to provide the technology and basic engineering for the modernization of the Ilo smelter to Fluor Chile S.A. and Xstrata plc (formerly M.I.M. Holdings Limited). The Company believes that the selected proposal complies with the current environmental regulations. This project is the Company's largest short-term capital investment project and is estimated at U.S.$500 million, including U.S.$154 million expended through 2004. Beginning in 1995 and continuing while this project is under construction, the Company has established an emissions curtailment program that has allowed us to comply with the annual sulfur dioxide air quality standard (established by the MEM in 1996) in the populated areas of the city of Ilo.

        On October 14, 2003, the Peruvian Congress published a new law announcing future closure and remediation obligations for the mining industry. On March 14, 2004, the MEM published proposed regulations for this law. The law was amended on May 28, 2004 and again on May 8, 2005. The amended law requires existing mining operations to present to the MEM a Mine Closure Plan within one year of publication of the final regulations. On August 16, 2005 the final regulations were published and we initiated the preparation of the required Mine Closure Plan. As part of the law and the qualifying regulations, we are also required to engage an independent consulting entity to prepare the Mine Closure Plan. The final plan, which is required by August 2006, is subject to the approval of the MEM and open to public discussion and comment in the area of our operations. Additionally, the law requires companies to provide financial guarantees to insure that remediation programs are completed. We anticipate that this law will increase our asset retirement obligations and require future expenditures and amortizations over the life of the mine to satisfy its requirements. We believe the liability for these asset retirement obligations cannot currently be measured, or reasonably estimated, until we have substantially completed our Mine Closure Plan and we are reasonably confident that it will be approved by the MEM in its most material respects.

        For the Company's Peruvian operations, environmental capital expenditures were U.S.$2.5 million, U.S.$2.2 million and U.S.$65.5 million in 2002, 2003 and 2004, respectively. The Company foresees significant environmental capital expenditures in 2005. Approximately U.S.$171 million has been budgeted in 2005; the smelter project accounts for most of this budget.

  Mexican operations—

        Some of the Company's operations are subject to Mexican federal, state and municipal environmental laws, to Mexican official standards, and to regulations for the protection of the environment, including regulations relating to water supply, water pollution, air pollution, noise pollution and hazardous and solid wastes. Some of these laws and regulations are relevant to legal proceedings pertaining to the Company's San Luis Potosi facilities.

        The principal legislation applicable to the Company's Mexican operations is the federal Ley General del Equilibrio Ecológico y la Protección al Ambiente (the General Law of Ecological Balance and Environmental Protection, or the Environmental Law), which is enforced by the Procuraduría Federal de Protección al Ambiente (Federal Bureau of Environmental Protection, or the PROFEPA). The PROFEPA monitors compliance with environmental legislation and enforces Mexican environmental laws, regulations and official standards and, if warranted, the PROFEPA may initiate administrative proceedings against companies that violate environmental laws, which in the most egregious cases may result in the temporary or permanent closing of noncomplying facilities, the revocation of operating licenses and/or other sanctions or fines. Also, according to the Código Penal Federal (Federal Criminal Code), the PROFEPA has to inform corresponding authorities regarding environmental crimes.

        The Company's operations near the U.S.-Mexican border are also subject to the Agreement on Cooperation for the Protection and Improvement of the Environment in the Border Area, or the La Paz Agreement, which was concluded in 1983 between the United States and Mexico for the purpose of improving air quality along the border. The La Paz Agreement establishes sulfur dioxide emissions standards and requires the installation and maintenance of emission monitoring and record-keeping systems at our smelters in northwestern Mexico. In order to maintain compliance with sulfur dioxide emissions standards promulgated under the Environmental Law and the La Paz Agreement, MM shut down the Cananea smelter and operations at Monterrey in December 1999.

        Mexican environmental regulations have become increasingly stringent over the last decade, and this trend is likely to continue and may be influenced by the environmental agreement entered into by Mexico, the United States and Canada in connection with NAFTA in February 1999. However, the Company's management does not believe that continued compliance with the Environmental Law or Mexican state environmental laws will have a material adverse effect on the Company's business, properties, results of operations, financial condition or prospects or will result in material capital expenditures. Although the Company believes that all of its facilities are in material compliance with applicable environmental, mining and other laws and regulations, the Company cannot assure you that stricter enforcement of existing laws and regulations or the adoption of additional laws and regulations would not have a material adverse effect on the Company's business, properties, results of operations, financial condition or prospects.

        Due to the proximity of certain facilities of MM's subsidiaries near urban centers, the authorities may implement certain measures that may impact or restrain the operation of such facilities. Any enforcement action to shut down any such facilities may have an adverse effect on the operating results of the relevant subsidiary.

        The Company has instituted extensive environmental conservation programs at its mining facilities in Peru and Mexico. The Company's environmental programs include water recovery systems to conserve water and minimize contamination of nearby streams, revegetation programs to stabilize the surfaces of the tailings dams and the implementation of scrubbing technology in the mines to reduce dust emissions.

  Litigation matters—

  Class actions

        Three purported class action derivative lawsuits have been filed in the Delaware Court of Chancery (New Castle County) late in December 2004 and early January 2005 relating to the acquisition of MM by SCC. On January 31, 2005, the three actions Lemon Bay, LLP v. Americas Mining Corporation, et al., Civil Action No. 961-N, Therault Trust v. Luis Palomino Bonilla, et al., and Southern Copper Corporation, et al., Civil Action No. 969-N, and James Sousa v. Southern Copper Corporation, et al., Civil Action No. 978-N were consolidated into one action titled, In re Southern Copper Corporation Shareholder Derivative Litigation, Consol. C. A. No. 961-N and the complaint filed in Lemon Bay was designated as the operative complaint in the consolidated lawsuit. The consolidated action purports to be brought on behalf of the Company's common stockholders.

        The consolidated complaint alleges, among other things, that the acquisition of MM is the result of breaches of fiduciary duties by the Company's directors and is not entirely fair to the Company and its minority stockholders. The consolidated complaint seeks, among other things, a preliminary and permanent injunction to enjoin the acquisition, the award of damages to the class, the award of damages to the Company and such other relief that the court deems equitable, including interest, attorneys' and experts' fees and costs. The Company believes that this lawsuit is without merit and intends to vigorously defend itself against this action.

        It is the opinion of the Company's management that the outcome of the aforementioned legal proceeding will not have a material adverse effect on the Company's financial position or results of operations on it or on its consolidated subsidiaries.

  Peruvian Mining Royalty

        In June 2004, the Peruvian Congress enacted legislation imposing a royalty charge on the mining industry. Regulations for the new law were published in the fourth quarter of 2004 and further in January 2005. The Company has filed suit in the civil court of Lima to protest that this law is unconstitutional. In April 2005, the Peruvian Constitutional Tribunal ruled that this law is constitutional. In addition, the Constitutional Tribunal stated that this charge applied to all concessions held in the mining industry, implying that those entities with stability contracts are subject to this charge. The Company believes that this interpretation is incorrect and intends to protest the imposition of the royalty charge on its SX/EW production, which is operating under a tax stability agreement. The Company has recorded in 2004 a provision of U.S.$17.6 million included in cost of sales on the statement of earnings, which does not include approximately U.S.$3.0 million of additional potential liability relating to its SX/EW production as of March 31, 2005.

  Peruvian Investment Shares

        In April 1996, SCC was served with a complaint filed in Peru by approximately 800 former employees seeking the delivery of a substantial number of investment shares, which were formerly called "labor shares," of SCC's Peruvian Branch plus dividends. In December 1999, a civil court of first instance in Lima decided against SCC, ordering the delivery of the investment shares and dividends to the plaintiffs. SCC appealed this decision in January 2000. On October 10, 2000, the Superior Court of Lima affirmed the lower court's decision. On appeal by the Company, the Peruvian Supreme Court annulled the proceeding, noting that the civil courts lacked jurisdiction and that the matter had to be decided by a labor court. The lawsuit was dismissed by the lower court in January 2005. The plaintiffs have appealed to the superior court. The Company has not made a provision for this lawsuit because it believes that it has meritorious defenses to the claims asserted in the complaint.

  Ejido land matter

        In July 1991, the Mexican agricultural community of Pilares de Nacozari Ejido, or Ejido, commenced an action in the first federal district court in Sonora, Mexico against the Mexican Ministry of Agrarian Reform, or the Ministry. The action alleged improper expropriation of approximately 1,500 hectares of land adjacent to the La Caridad mine and on which certain of Mexcobre's facilities are currently located. Mexcobre was not named as a defendant in the action although it was included as an interested third party due to its ownership of the land. Mexcobre bought the land in question in 1976 from the Banco Nacional de Obras y Servicios Públicos, which had previously acquired it as a beneficiary of the expropriation by the Ministry in 1973 and has alleged legal and physical impossibility of returning the land.

        There has been no final resolution of this matter, but the Mexican Appellate District Court, before whom this matter is presently docketed, has twice before issued a ruling stating that it is impossible to return the land as a means of restitution. A third and final ruling from the Mexican Appellate District Court is expected soon. Management of the Company believes that if the Ejido requests indemnity instead of a return of the land, Mexcobre's financial liability with respect to such compensation would not be material.

  Coremi royalties

        When Mexcobre originally received mining concessions related to its La Caridad unit in 1970, it was required to pay royalties to the Council of Mineral Resources, which is referred to as Coremi. When the Mining Law came into effect in 1992, this obligation was terminated. However, Coremi, the Mexican Superintendent of Mining and the Mexican Secretary of Economy, did not concede that the royalty obligation to Coremi was terminated and, in 1995, Coremi initiated a series of legal actions that are still pending. In August 2002, Coremi filed with the Third Federal District Judge in Civil Matters, an action demanding from Mexcobre the payment of royalties due since 1997. Mexcobre answered and denied Coremi's claims in October 2002 and currently is in the discovery stage (etapa de ofrecimiento de pruebas). The parties are currently seeking a negotiated settlement. The Company and Mexcobre believe that any such payment related to this matter would not be material to it or to Mexcobre.

  San Luis Potosí facilities

        The municipality of San Luis Potosí has granted Desarrolladora Intersaba, S.A. de C.V., licenses of use of land and construction for housing and/or commercial zones in the former Ejido Capulines, where the residential project "Villa Magna" is expected to be developed in the near future.

        The "Villa Magna" residential project will be developed within what Immsa believes are the boundaries of an environmental and safeguard buffer zone required to be created and maintained pursuant to the Environmental Law and its regulations, based on a risk study approved by the Environmental and Natural Resources Ministry. This risk study revealed that the operation of the zinc refinery, by its nature, represents potential risks to third parties.

        Based on the foregoing, Immsa has initiated two different actions regarding this matter:

          (i)    first, against the Municipality of San Luis Potosí, requesting the annulment of the authorization and licenses granted to Desarrolladora Intersaba, S.A. de C.V. to develop "Villa Magna" within the zinc plant's safeguard and buffer zone; and

          (ii)   second, against the PROFEPA's administrative resolution "advising" (rather than enforcing) the Municipality to acknowledge the safeguard buffer zone around Immsa's zinc refinery as approved by the Environmental and Natural Resources Ministry.

        These actions are awaiting final resolutions. Immsa believes that, should the outcome of the above mentioned legal proceedings be adverse to Immsa's interests, the construction of the "Villa Magna" housing and commercial development would not, in itself, affect the operations of Immsa's zinc plant.

        In addition to the foregoing, Immsa has initiated a series of legal and administrative procedures against the Municipality of San Luis Potosí due to its refusal to issue Immsa's use of land permit in respect of its zinc plant. The Municipality has refused to grant such license based on the argument that Immsa has failed to submit, as part of the application process, a manifestación de impacto ambiental (environmental impact assessment). Immsa believes that the environmental impact assessment is not required because Immsa will not undertake construction activities. The trial judge ordered the Municipality to continue the analysis of Immsa's request to issue the licencia de uso de suelo (use of land permit). The municipality again refused to issue the land use permit. Immsa is considering filing a motion for injunctive relief or "amparo" to compel the court to issue the land use permit.

  Tax contingency matters—

        The Company is regularly audited by the federal, state and foreign tax authorities both in the United States and internationally. These audits can result in proposed assessments. In 2002, the Internal Revenue Service (IRS) has issued a preliminary Notice of Proposed Adjustment for the years 1994 through 1996. In 2003, the Company settled these differences with the IRS and made a payment of U.S.$4.4 million, including interest. Generally, the years 1994 through 1996 are now closed to further adjustment.

        The IRS is now completing its field audit of the tax years 2000 through 2002 and had previously completed the field audit work for 1997 through 1999. During the audit of the tax years 1997 through 1999, the IRS questioned the Company's accounting policy for determination of useful lives, the calculation of deductible and creditable Peruvian taxes, the methodology of capitalizing interest and the capitalizing of certain costs (drilling, blasting and hauling) into inventory value as items for possible adjustment. In the fourth quarter of 2003, the Company and the IRS had jointly requested technical advice from the IRS National Office to help resolve the inventory value dispute. The years 1997 through 2002 will remain open until the inventory value and all outstanding issues are resolved. The Company believes that the positions that it is reporting to the IRS are correct and appropriate. The Company believes that it has substantial defenses to the IRS assessments and that adequate provisions have been made so that resolution of any issues raised by the IRS will not have an adverse effect on its financial condition or results of operations. Significant management judgment is required in determining the provision for tax contingencies. The estimate of the probable cost for resolution of the tax contingencies has been developed in consultation with legal and tax counsel. The Company does not believe that there is a reasonable likelihood that there is an exposure to loss in excess of the amounts accrued therefore.

        In December 2004 and January 2005, the Company received assessments and penalties from the Peruvian Tax Administration ("SUNAT") for the fiscal years 2000 and 2001, in which certain deductions taken by the Company were disallowed. SUNAT has objected to the Company's method of deducting vacation pay accruals in 2000, a deduction in 2000 for a fixed asset write-off, as well as certain other deductions in both years. The Company has appealed these assessments and resolution is still pending.

        In prior years, the Company received assessments and penalties from SUNAT for fiscal years 1996 through 1999, in which several deductions taken were disallowed. SUNAT has challenged the Company's depreciation method and deduction of other expenses related to charges incurred outside of Peru from 1996 through 1999, and the deduction of certain interest expenses from 1997 through 1999. The Company appealed these assessments and resolution is still pending.

        In February 2003, the Peruvian tax court confirmed SUNAT's assessments and penalties with regard to depreciation and deductions of other expenses incurred outside of Peru for fiscal years 1996 and 1997. Consequently, the Company recognized an additional tax and workers participation liability for fiscal years 1998 and 1999 on the amounts assessed by SUNAT. Therefore, in 2003 the Company recorded a charge to workers' participation, (included in cost of sales (exclusive of depreciation, amortization and depletion) on the statement of earnings) and income tax expense of U.S.$0.5 million and U.S.$4.4 million, respectively. The Company, however, has not recognized a liability for penalties and interest assessed by SUNAT in connection with the depreciation and other expenses deduction as it considers they are not applicable. The status of the penalty appeals is as follows:

        With regard to the appeal of the penalty related to fiscal year 1996, the Company was required to issue a letter of credit to SUNAT of U.S.$3.4 million, which was issued in July 2003. This deposit is recorded in other assets on the condensed consolidated balance sheet. The Peruvian tax court denied the Company's appeal in February 2004. Consequently, in April 2004, the Company filed a lawsuit against the Peruvian tax court and SUNAT in the superior court of Peru, which is the final level of the judicial courts. The Company was not required to issue a deposit for appeal of assessments and rulings with respect to any other years.

        With regard to the penalty issued by SUNAT related to fiscal year 1997, in November 2002 the Peruvian tax court indicated that the penalty needed to be modified and declared the previously issued penalty null. According to this tax court resolution, SUNAT issued a new penalty in December 2003. This penalty and penalties related to fiscal years 1998 and 1999 have been protested before SUNAT.

        The Company continues to appeal SUNAT's assessment of all penalties and interest related to the disallowance of the above-mentioned items for fiscal years 1997 through 1999.

        The Company's appeal before the Peruvian tax court related to the assessments (pertaining to the deduction of certain interest expense) for fiscal year 1997, was denied. In this regard, in May 2003, the Company filed a lawsuit before the superior court against SUNAT and the Peruvian tax court seeking the reversal of the ruling of the tax court. The tax court has not ruled on the interest deductions for 1998 or 1999.

        The Company has not recorded any expense associated with the assessment challenging deductions of interest expense for the years 1997, 1998, or 1999, nor has the Company recorded any expense associated with the assessments for the years 2000 and 2001.

  Labor matters—

        In the last several years the Company has experienced a number of strikes or other labor disruptions that have had an adverse impact on its operations and operating results. For example, in Peru on August 31, 2004, unionized workers at the mining units in Toquepala and Cuajone initiated work stoppages and sought additional wage increases based on high metal prices. The strike was resolved in September 13, 2004. In Mexico, on July 12, 2004, the workers of Mexicana de Cobre site went on strike asking for the review of certain contractual clauses. Such a review was performed and the workers returned to work 18 days later. On October 15, 2004, the workers of Mexicana de Cananea went on strike, following by the Mexicana de Cobre workers. The strike lasted for six days at Mexicana de Cobre and nine days at Mexicana de Cananea. In each case, the operations at the particular mine ceased until the strike was resolved. The Company cannot make assurances that they will not experience strikers or other labor-related work stoppages in the future that could have a material adverse effect on its financial condition and results of operations.

  Other legal matters—

        The Company is involved in various other legal proceedings incidental to its operations, but the Company does not believe that decisions adverse to it in any such proceedings individually or in the aggregate would have a material adverse effect on its financial position and results of operations.

        The Company's direct and indirect parent corporations, including AMC and Grupo México, have from time to time been named parties in various litigations involving ASARCO LLC ("Asarco"). In August 2002 the U.S. Department of Justice brought a claim alleging fraudulent conveyance in connection with Asarco's environmental liabilities and AMC's then-proposed purchase of SCC from Asarco. That action was settled pursuant to a Consent Decree dated February 2, 2003. In October 2004, AMC, Grupo México, Mexicana de Cobre and other parties, not including SCC, were named in a lawsuit filed in New York State court in connection with alleged asbestos liabilities, which lawsuit claims, among other matters, that AMC's purchase of SCC from Asarco should be voided as a fraudulent conveyance. While Grupo México and its affiliates believe that these claims are without merit, the Company cannot assure you that these or future claims, if successful, will not have an adverse effect on its parent corporations or on it.

NOTE 13—STOCKHOLDERS' EQUITY:

  Merger adjustments—

        Pursuant to U.S. GAAP, since both SCC and MM are under common control for all the periods presented, the transfer of MM to SCC has been reflected at the historical carrying value of MM's assets and liabilities in a manner similar to a pooling of interests. The difference in the value of the newly issued 67,207,640 shares of SCC and the net carrying value of MM has been recognized in equity as a reduction in additional paid-in capital. In addition, MM's historical common stock, treasury stock and additional paid in capital accounts were eliminated and classified within SCC's additional paid-in capital. MM's retained earnings were carried forward as reported to be combined with retained earnings of SCC. For the purpose of these financial statements, the issuance of 67,207,640 shares have been reflected as if they had been outstanding as of January 1, 2002. Therefore, historical common stock and per share data presented herein differs from that previously reported by SCC on a stand-alone basis.

  Common stock—

        The Company has two classes of common shares outstanding. Class A common stockholders are entitled to five votes per share. Common share stockholders are entitled to one vote per share.

NOTE 14—DERIVATIVE INSTRUMENTS:

        In October 2004, MM and Banamex entered into an interest swap agreement for a notional amount of U.S.$600 million, to hedge the interest rate risk exposure on its U.S.$600 million credit facility granted by Citibank, bearing interest based on periodic London Interbank Offered Rate ("LIBOR"), plus a spread of 200 basis points. Under this agreement MM receives floating-rate interest amounts based on LIBOR and pays fixed-rate interest payments at 3.49%.

        The fair value of the interest rate swap was U.S.$(2,644) million as of December 31, 2004 and is recorded within "Other current liabilities" in the combined balance sheet.

        For the year ended December 31, 2004, the Company recognized net losses in the combined statement of earnings of U.S.$2.6 million under the caption "Interest expense" in connection with interest rate swaps.

NOTE 15—FINANCIAL INSTRUMENTS:

        For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable (other than accounts receivable associated with provisionally priced sales) and accounts payable, the carrying amounts approximate fair value due to their short maturities. Consequently, such financial instruments are not included in the following table that provides information about the carrying amounts and estimated fair values of other financial instruments:

	As of December 31,
	2003		2004
	Carrying value	Fair value	Carrying value	Fair value
Assets:
Accounts receivable associated with provisionally priced sales:
Copper	$145.4	$149.8	$185.9	$185.9
Molybdenum	$27.9	$27.9	$202.7	$202.7
Marketable securities	$—	$—	$45.3	$45.3
Liabilities:
Debt—SCC	$349.0	$355.8	$289.0	$291.2
Debt—Minera México	$1,322.8	$1,277.6	$1,041.2	$1,051.9
Interest rate swaps	$—	$—	$2.6	$2.6

        The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

        Accounts receivable associated with provisionally priced sales: Fair value of copper is based on published forward prices and fair value of molybdenum is based on year-end market prices.

        Marketable securities: Fair value is based on quoted market prices.

        Long-term debt: Fair value is based on the quoted market prices.

        Interest rate swap: Fair value was calculated based on discounted expected future cash flows of interests to be received and paid.

NOTE 16—CONCENTRATION OF RISK:

        The Company operates four copper open-pit mines, five underground polymetal mines, three smelters and eight refineries in Peru and Mexico and substantially all of its assets are located in these countries. There can be no assurances that the Company's operations and assets that are subject to the jurisdiction of the governments of Peru and Mexico will not be adversely affected by future actions of such governments. Substantially all of the Company's products are exported from Peru and México to customers principally in United States, Europe, Asia, and South America.

        Financial instruments, which potentially subject the Company to a concentration of credit risk, consist primarily of cash and cash equivalents, marketable securities and trade accounts receivable.

        The Company invests or maintains available cash with various banks, principally in the United States, Mexico, Europe and Peru, or in commercial paper of highly-rated companies. As part of its cash management process, the Company regularly monitors the relative credit standing of these institutions. At December 31, 2004, SCC had invested 48.45% of its cash equivalents and marketable securities with Peruvian banks, of which 34.09% was invested with one institution.

        During the normal course of business, the Company provides credit to its customers. Although the receivables resulting from these transactions are not collateralized, the Company has not experienced significant problems with the collection of receivables.

        MM is exposed to credit loss in cases where the financial institutions with which it has entered into derivative transactions (commodity, foreign exchange and currency/interest rate swaps) are unable to pay when they owe funds as a result of protection agreements with them. To minimize the risk of such losses, MM only uses highly-rated financial institutions that meet certain requirements. MM also periodically reviews the creditworthiness of these institutions to ensure that they are maintaining their ratings. MM does not anticipate that any of the financial institutions will default on their obligations.

        The Company's five largest trade receivable balances accounted for 25.8% and 26.5% and 33.7% of the trade accounts receivable at December 31, 2002, 2003 and 2004, respectively, of which one customer represented approximately 6.9%, 6.7%, and 10.7%, respectively, of our combined sales.

NOTE 17—RELATED PARTY TRANSACTIONS:

        Balances receivable and payable with affiliated companies and related parties are shown below:

	As of December 31,
	2003	2004
Affiliate receivable:
AMC	$1.1	$1.1
ASARCO	—	2.3
Cerro Wire & Cable Co.	—	8.5
México Constructora Industrial, S.A. de C.V.	—	1.5
Americas Sales Corporation	2.4	—
Intermodal Mexico, S.A. de C.V.	2.7	—
Other	0.7	2.3
	$6.9	$15.7
	As of December 31,
	2003	2004
Affiliate payable:
Grupo México	$7.0	$63.2
Ferrocarril Mexicano, S.A.	2.0	3.3
ASARCO	4.9	—
Infraestructura y Transportes México, S.A. de C.V.	2.0	—
Other	1.8	—
	$17.7	$66.5

        At December 31, 2003, the Company had an outstanding loan payable, in the amount of U.S.$52.5 million, to Grupo México bearing interest at an annual rate of 5.50% with a maturity date of December 31, 2005. The balance as of December 31, 2003 is not reflected in the table above but rather, separately presented as a non-current liability in the accompanying balance sheets.

        The Company has entered into certain transactions in the ordinary course of business with parties that are controlling shareholders. These transactions include the lease of office space, air transportation, construction services and products and services relating to mining and refining. The Company lends and borrows funds among affiliates for acquisitions and other corporate purposes. These financial transactions bear interest.

        Grupo México, the Company's ultimate parent and the majority indirect stockholder of the company and its affiliates, provides various services to the Company. In 2004, these activities were principally related to accounting, legal, tax, financial, treasury, human resources, price risk assessment and hedging, purchasing, procurement and logistics, sales and administrative and other support services. Grupo México is reimbursed for these support services. The total amount paid by the Company to Grupo México for such services in 2004 was U.S.$13.8 million. The Company expects to continue to pay for these services going forward in an amount of U.S.$13.8 million per year.

        The holders of the Company's Class A common stock and their affiliates purchase copper products from the Company from time to time at prices determined by reference to the LME and COMEX market price for copper at such time. The Company expects that its policy of determining prices for related party transactions by reference to the LME or COMEX market prices for copper at the time of any such transaction will continue.

        Subsidiary companies of Grupo México purchased U.S.$9.3 million, U.S.$6.3 million and U.S.$13.0 million of metal products (gold, silver, sulfuric acid and copper) from SCC in 2002, 2003 and 2004, respectively.

        Sociedad Minera Cerro Verde, S.A.A., an affiliate of Phelps Dodge Overseas Corporation and Climax Molybdenum B.V., stockholders of the Company that are affiliates of Phelps Dodge Corporation, purchased U.S.$2.1 million, U.S.$1.9 million and U.S.$3.7 million of acid products from the Company in 2002, 2003 and 2004, respectively.

        Cerro Wire and Cable LLC ("Cerro"), an affiliated company of one of the Company's stockholders, purchased U.S.$70.2 million of copper products from the Company in 2004. There were no such purchases by Cerro in 2002 and 2003.

        In 2003, the Company purchased from Asarco, a former stockholder of the Company and a subsidiary of Grupo México, used mining equipment. In compliance with Peruvian regulations related to used vehicles and mining equipment, the trucks and mining equipment were independently appraised at fair market value at the time of purchase for U.S.$10 million. Additionally in 2003, the Company purchased from Asarco mineral exploration properties in Chile, at a cost of U.S.$3.7 million. The Company used an independent appraisal firm to determine the purchase price.

        On January 15, 2004, the Company entered into a tolling agreement with Asarco. Under the terms of the agreement, in the first quarter of 2004, the Company, through its wholly owned U.S. subsidiary, Southern Peru Limited or SPL, commenced delivering to Asarco, at its Amarillo, Texas refinery, copper cathodes for conversion into copper rods, which the Company sells in the United States. The Company delivered 77,000 tons of copper during 2004 to the Asarco refinery. During 2004, SPL sold U.S.$219.5 million of copper wire rods. Of these sales, U.S.$70.2 million corresponds to sales to Cerro that were recorded as sales to stockholders and affiliates in the consolidated statement of earnings. At December 31, 2004 there was a total of U.S.$9.3 million in related party accounts receivable of which U.S.$8.5 million related to SPL's sales to an affiliate, Cerro, and U.S.$0.8 million related to sales by the Company to other related entities. The Company pays Asarco a tolling charge upon its receipt of copper. Tolling charges from Asarco were U.S.$3.8 million in 2004 and are included in cost of sales in the consolidated statement of earnings.

        The Company contracted an aggregate of approximately U.S.$1.7 million, U.S.$1.2 million and U.S.$3.2 million in 2002, 2003 and 2004, respectively, for shipping services to and from Peru by Compañía Sud-Americana de Vapores S.A. ("CSAV"), and a subsidiary company. CSAV is a company indirectly controlled by Quemchi, S.A. Mr. Jaime Claro, a director of SCC during 2002, 2003 and the first six months of 2004, is chairman of Quemchi S.A.

        The Company purchased U.S.$0.7 million, U.S.$1.4 million and U.S.$0.4 million in 2002, 2003 and 2004, respectively, of industrial materials from Higher Technology Solutions S.A. ("Higher Tec"), a Peruvian corporation and a related company. Mr. Carlos González, a son of SCC's President and Chief Executive Officer, is an investor in Higher Tec and the owner of the related company. Additionally, in 2004 the Company purchased U.S.$1.1 million and U.S.$0.7 million of industrial material from Higher Technology S.A.C. and Servicios y Fabricaciones Mecánicas S.A.C., respectively. Mr. Carlos González is the principal owner of these companies. In addition, the Company purchased U.S.$0.1 million, U.S.$0.2 million and U.S.$0.4 million, in 2002, 2003 and 2004, respectively, of industrial materials from Société Française des Bandes Transporteuses, a French corporation. Mr. Alejandro González, a son of SCC's President and Chief Executive Officer, is a sales representative with this company.

        MM was paid fees of U.S.$0.8 million, U.S.$0.4 million and U.S.$6.8 million in 2002, 2003 and 2004, respectively, primarily for various services by Grupo México, including accounting, tax, financial, treasury, human resources and other support services.

        MM paid U.S.$3.4 million, U.S.$3.4 million and U.S.$3.3 million in 2002, 2003 and 2004, respectively, in interest expense related to borrowings from Grupo México.

        MM paid U.S.$6.0 million, U.S.$12.8 million and U.S.$6.1 million in 2002, 2003 and 2004, respectively, for refining and other services provided by Asarco.

        MM paid fees of U.S.$17.7 million, U.S.$13.8 million and U.S.$18.9 million in 2002, 2003 and 2004, respectively, primarily for freight services provided by Ferrocarril Mexicano, S.A., an indirect subsidiary of Grupo México.

        The Larrea family controls a majority of the capital stock of Grupo México, and has extensive interests in other businesses, including oil drilling services, construction and real estate. The Company engages in certain transactions in the ordinary course of business with other entities controlled by the family relating to mining and refining services, the lease of office space, and air transportation and construction services. These transactions amounted to approximately U.S.$8.4 million in 2003 and U.S.$6.1 million in 2004.

NOTE 18—NET SALES BY GEOGRAPHICAL AREAS:

        Net sales to respective countries were as follows:

	Year ended December 31,
	2002	2003	2004
United States	$516	$557	$1,106
Europe	286	344	673
Mexico	415	387	630
Peru	3	1	44
Latin America, excluding Mexico and Peru	87	151	468
Asia	81	137	176
Total	$1,388	$1,577	$3,097

        At December 31, 2004, the Company has recorded provisionally priced sales of 179.7 million pounds of copper, at a forward average price of U.S.$1.45 per pound. Also, the Company has recorded provisionally priced sales of 63 million pounds of molybdenum at the year-end market price of U.S.$32.38 per pound. These sales are subject to final pricing based on the average monthly LME and COMEX copper prices and Dealer Oxide molybdenum prices in the future month of settlement.

        Following are the provisionally priced copper and molybdenum sales outstanding at December 31, 2004:

Pounds of copper	Priced at	Month of settlement
(millions)
115.3	$1.47129	January 2005
29.3	1.45286	February 2005
19.4	1.43880	March 2005
5.7	1.41975	April 2005
9.3	1.40160	May 2005
0.7	1.38210	June 2005
179.7	$1.45428	January 2005 to June 2005
Pounds of molybdenum	Market price	Month of settlement
(millions)
2.4	$32.38	January 2005
1.6	32.38	February 2005
1.9	32.38	March 2005
0.4	32.38	April 2005
6.3	$32.38	January 2005 to April 2005

        The following are the significant outstanding long-term contracts:

        Under the terms of a forward sales contract with Union Minière, as amended, November 12, 2003, the Company is required to supply Union Minière, through its agent, S.A. SOGEM N.V., with 18,000 tons of blister copper annually for a five-year period from January 1, 2004 through December 31, 2008 and 13,800 tons of blister during 2009. The price of the copper contained in blister supplied under the contract is determined based on the LME monthly average settlement price, less a refining allowance, which is negotiated annually.

        Under the terms of a sales contract with Mitsui & Co. Ltd. ("Mitsui"), the Company is required to supply Mitsui with 48,000 tons of copper cathodes annually for a fifteen-year period through December 31, 2013. If the shipment destination is Asia, the pricing of the cathodes is based upon the LME monthly average settlement price. However, if the destination of shipments is the United States, the pricing of the cathodes is based upon the COMEX monthly average settlement price plus a producer premium, which is agreed upon annually based on world market terms. 90,000 tons related to a prior contract (period 1994-2000) will be supplied as follows: 48,000 in 2014 and 42,000 in 2015.

NOTE 19—SEGMENT AND RELATED INFORMATION:

        SCC operates in a single industry, namely mining copper. Prior to the April 1, 2005 acquisition of Minera México, the Company determined that its operations in Peru fell within one segment. With the acquisition of Minera México the Company continues to operate principally in one industry, the mining of copper. However, because of the demands of managing operations in two countries, effective April 1, 2005, Company management views the new SCC as having three operating segments and manages on the basis of these segments. Additionally, in mining copper the Company produces a number of metal by-products, most important of which are molybdenum, silver and zinc. The significant increase in the price of molybdenum over the past two years has had an important impact on the Company's earnings. Nevertheless, the Company continues to manage its operations on the basis of the three copper segments. Added to the segment information is information regarding the Company's molybdenum sales. The segments identified by the Company are:

  1.
  Peruvian operations, which includes the Toquepala and Cuajone mine complexes and the smelting and refining plants, industrial railroad and port facilities which service both mines.

  2.
  Mexican open pit copper mines, which include the La Caridad and Cananea mine complexes and the smelting and refining plants and support facilities which service both mines.

  3.
  Mexican underground mining operations, which includes five underground mines that produce zinc, copper, silver and gold, a coal and coke mine, and several industrial processing facilities for zinc and copper. This group is identified as the IMMSA Unit.

        The chief operating officer of the Company focuses on operating income and total assets as measures of performance to evaluate different segments and to make decisions to allocate resources to the reported segments. These are common measures in the mining industry.

        Financial information relating to SCC's segments is as follows:

	Year Ended December 31, 2004
	Mexican Open-pit	Mexican IMMSA Unit	Peruvian Operations	Corporate and other eliminations	Total Combined
	(in millions of U.S.$)
Net sales outside of segments	$1,189.3	$191.5	$1,715.9	$—	$3,096.7
Intersegment sales	0.4	125.6	—	(126.0)	—
Cost of sales (exclusive of depreciation, amortization and depletion shown separately below)	548.2	231.1	672.2	(117.2)	1,334.3
Exploration	2.5	4.1	9.0	—	15.6
Depreciation, amortization and depletion	91.0	22.3	77.7	1.6	192.6
Selling, general and administrative expenses	24.2	15.4	29.9	2.3	71.8

Operating Income	$523.8	$44.2	$927.1	$(12.7)	$1,482.4

Less:
Interest, net					88.9
(Gain) on disposal of properties					(53.5)
Loss on debt prepayment					16.5
Other (income) expense					9.7
Taxes on income					433.7
Minority interest					4.7

Net Earnings					$982.4

Capital expenditures	41.4	15.2	171.7	—	228.3
Property, net	1,574.1	257.1	1,217.5	19.9	3,068.5
Total Assets	$3,297.8	$598.4	$2,597.1	$(1,174.)	$5,319.2

	Year Ended December 31, 2003
	Mexican Open-pit	Mexican IMMSA Unit	Peruvian Operations	Corporate and other eliminations	Total Combined
	(in millions of U.S.$)
Net sales outside of Segments	$638.2	$143.4	$798.4	$(3.4)	$1,576.6
Intersegment sales	11.1	87.5	—	(98.6)	—
Cost of sales (exclusive of depreciation, amortization and depletion shown separately below)	466.6	178.3	468.5	(121.0)	992.4
Exploration	1.3	4.3	12.3	—	17.9
Depreciation, amortization and depletion	80.2	22.8	73.6	0.5	177.1
Selling, general and administrative expenses	19.1	10.7	27.2	6.5	63.5

Operating Income	$82.1	$14.8	$216.8	$12.0	$325.7

Less:
Interest, net					106.3
Loss on debt prepayment					5.8
Other (income) expense					4.2
Taxes on income					120.1
Minority interest					4.3
Cumulative effect of change in accounting principle, net of income tax					1.5

Net Earnings					$83.5

Capital expenditures	8.8	6.3	49.8	—	64.9
Property, net	1,602.8	282.9	1,118.2	36.8	3,040.7
Total Assets	$2,693.5	$533.4	$1,930.8	$(666.7)	$4,491.0

	Year Ended December 31, 2002
	Mexican Open-pit	Mexican IMMSA Unit	Peruvian Operations	Corporate and other eliminations	Total Combined
	(in millions of U.S.$)
Net sales outside of segments	$598.2	$125.5	$664.7	$—	$1,388.4
Intersegment sales	—	115.9	—	(115.9)	—
Cost of sales (exclusive of depreciation, amortization and depletion shown separately below)	440.4	189.8	442.5	(111.5)	961.2
Exploration	1.3	4.2	7.8	—	13.3
Depreciation, amortization and depletion	63.5	25.5	67.8	0.8	157.6
Selling, general and administrative expenses	20.1	11.1	27.6	10.6	69.4

Operating Income	$72.9	$10.8	$119.0	$(15.8)	$186.9

Less:
Interest, net					116.4
Loss on debt prepayment					12.4
Other income (expense)					(7.2)
Taxes on income					(88.5)
Minority interest					8.9

Net Earnings					$144.9

Capital expenditures	4.8	3.7	76.9	—	85.4
Property, net	1,666.2	295.7	1,137.0	38.0	3,136.8
Total Assets	$2,675.4	$580.5	$1,752.2	$(589.1)	$4,419.0

Sales value per segment

	Year Ended December 31, 2004
	Mexican Open-pit	Mexican IMMSA Unit	Peruvian Operations	Intersegment Eliminations	Total Combined
	(in millions of U.S.$)
Copper	$908.0	$67.9	$1,177.3	$(44.3)	$2,108.9
Molybdenum	151.8	—	495.6	—	647.4
Other	129.9	249.2	43.0	(81.7)	340.4

Total	$1,189.7	$317.1	$1,715.9	$(126.0)	$3,096.7

	Year Ended December 31, 2003
	Mexican Open-pit	Mexican IMMSA Unit	Peruvian Operations	Intersegment Eliminations	Total Combined
	(in millions of U.S.$)
Copper	$514.8	$34.3	$664.4	$(33.0)	$1,180.5
Molybdenum	38.2	—	104.9	—	143.1
Other	96.3	196.6	29.1	(69.0)	253.0

Total	$649.3	$230.9	$798.4	$(102.0)	$1,576.6

	Year Ended December 31, 2002
	Mexican Open-pit	Mexican IMMSA Unit	Peruvian Operations	Intersegment Eliminations	Total Combined
	(in millions of U.S.$)
Copper	$468.2	$33.0	$578.3	$(35.0)	$1,044.5
Molybdenum	25.9	—	59.4	—	85.3
Other	104.1	208.4	27.0	(80.9)	258.6

Total	$598.2	$241.4	$664.7	$(115.9)	$1,388.4

        Geographical information is as follows:

	2004
	Peru	Mexico	Total
Capital expenditures	$172	$57	$228
Property, net	$1,217	$1,851	$3,068
Net sales(1)	$1,716	$1,381	$3,097
	2003
	Peru	Mexico	Total
Capital expenditures	$50	$15	$65
Property, net	$1,118	$1,922	$3,041
Net sales(1)	$795	$782	$1,577
	2002
	Peru	Mexico	Total
Capital expenditures	$77	$9	$85
Property, net	$1,137	$2,000	$3,137
Net sales(1)	$665	$724	$1,388

(1)
Based on location of origin of sale

Offer to exchange all of our outstanding unregistered
U.S.$200,000,000 6.375% Notes due 2015 and
U.S.$600,000,000 7.500% Notes due 2035

for

Up to U.S.$200,000,000 6.375% Notes due 2015 and
U.S.$600,000,000 7.500% Notes due 2035, respectively,
which have been registered under the Securities Act of 1933

PROSPECTUS
                            , 2005

UNTIL                            2005, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THE EXCHANGE OFFER, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

        Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, enables a corporation in its certificate of incorporation to eliminate or limit the personal liability of a director for monetary damages for breach of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. Our restated certificate of incorporation, as amended, eliminates the liability of our directors to the fullest extent permitted by Delaware law.

        Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation (a "derivative action")) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Section 145 of the DGCL provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement or otherwise. Our restated certificate of incorporation and our by-laws, as amended, provide for indemnification of our directors and officers to the fullest extent permitted by Delaware law and as provided in our by-laws.

        Our by-laws provide indemnification rights to any of our officers or directors who, by reason of the fact that he or she is one of our officers or directors, is involved in a legal proceeding of any nature if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Such indemnification rights will include reimbursement for expenses incurred by such officer or director in advance of the final disposition of such proceeding in accordance with the applicable provisions of Delaware law. Our by-laws provide that we may arrange for insurance covering such liabilities and expenses arising from actions or omissions of a director or officer in his or her capacity as a corporate agent as is obtainable and is reasonable and appropriate in cost and amount.

Item 21. Exhibits and Financial Statement Schedules

EXHIBIT INDEX

Exhibit Number	Description of Document
2.1	Agreement and Plan of Merger, dated as of October 21, 2004, by and among Southern Copper Corporation, SCC Merger Sub, Inc., Americas Sales Company, Inc., Americas Mining Corporation and Minera México, S.A. de C.V. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed on October 24, 2004).
3.1
Restated Certificate of Incorporation, dated December 29, 1995 (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, filed on March 28, 1996).
3.2
Certificate of Decrease of Class A Common Stock, dated February 29, 1996 (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, filed on March 28, 1996).
3.3
Certificate of Increase of Common Stock, dated February 29, 1996 (incorporated by reference to Exhibit 3.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, filed on March 28, 1996).
3.4
Certificate of Decrease of Class A Common Stock, dated March 24, 1997 (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, filed on May 13, 1997).
3.5
Certificate of Increase of Common Stock, dated March 24, 1997 (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, filed on May 13, 1997).
3.6
Certificate of Decrease of Class A Common Stock, dated May 19, 2005 (incorporated by reference to Exhibit 4.6 to the Company's Registration Statement on Form S-3, as amended by Amendments No. 1 and 2 thereto, File No. 333-124439).
3.7
Certificate of Increase of Common Stock, dated May 19, 2005 (incorporated by reference to Exhibit 4.7 to the Company's Registration Statement on Form S-3, as amended by Amendments No. 1 and 2 thereto, File No. 333-124439).
3.8
Certificate of Amendment of Restated Certificate of Incorporation, dated January 17, 2002 (incorporated by reference to Exhibit 3.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001, filed on March 27, 2002).
3.9
Certificate of Ownership and Merger merging Southern Peru Limited into Southern Peru Copper Corporation, dated December 30, 1998 (incorporated by reference to Exhibit 3.7 to the Company's Annual Report on form 10-K for the year ended December 31, 2003, filed on March 12, 2004).
3.10
Certificate of Amendment of Restated Certificate of Incorporation, dated March 28, 2005 (incorporated by reference to Exhibit 4.9 to the Company's Registration Statement on Form S-3, as amended by Amendments No. 1 and 2 thereto, File No. 333-124439).
3.11	By-Laws, as last amended on February 3, 1998 (incorporated by reference to Exhibit 3.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, filed on March 23, 1998).

4.1	Registration Rights Agreement, dated as of July 27, 2005, by and between Southern Copper Corporation, Citigroup Global Markets Inc. and UBS Securities LLC.
4.2
Indenture governing U.S.$200,000,000 6.375% Notes due 2015, by and between Southern Copper Corporation, The Bank of New York and The Bank of New York (Luxembourg) S.A. (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on August 1, 2005).
4.3
Indenture governing U.S.$600,000,000 7.500% Notes due 2035, by and between Southern Copper Corporation, The Bank of New York and The Bank of New York (Luxembourg) S.A. (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, filed on August 1, 2005).
4.4	Form of New 6.375% Note (included in Exhibit 4.2).
4.5	Form of New 7.500% Note (included in Exhibit 4.3).
5.1	Opinion of Milbank, Tweed, Hadley & McCloy LLP.
10.1
Tax Stability Agreement, dated August 8, 1994, between the Government of Peru and the Company regarding SX/EW facility (and English translation). (Filed as Exhibit 10.3 to the Company's Form S-4 and incorporated herein by reference).
10.2	Incentive Compensation Plan of the Company (Filed as Exhibit 10.11 to the Company's Form S-4 and incorporated herein by reference).
10.3	Stock Incentive Plan of the Company (Filed as an Exhibit to the Company's Registration Statement on Form S-8 dated March 25, 1996 (Registration No. 333-2736) and incorporated herein by reference).
10.4	Form of Directors Stock Award Plan of the Company (Filed as Exhibit 10.16 to the Company's Form S-4 and incorporated herein by reference).
10.5
Service Agreement entered into by the Company with a subsidiary of Grupo México S.A. de C.V., assigned upon the same terms and conditions to Grupo México S.A. de C.V. in February 2004 (Filed as Exhibit 10.10 to the Company's 2002 Annual Report on Form 10-K and incorporated herein by reference).
10.6
Agreement and Plan of Merger, dated as of October 21, 2004, by and among Southern Copper Corporation, SCC Merger Sub, Inc., Americas Sales Company, Inc., Americas Mining Corporation and Minera México S.A. de C.V. (Filed as an Exhibit to Form 8-K filed on October 22, 2004 and incorporated herein by reference).
12.1	Statement of Computation of ratio of earnings to fixed charges.
21.1	List of Subsidiaries of Registrant.
23.1	Consent of Milbank, Tweed, Hadley & McCloy LLP (included as part of its opinion filed as Exhibit 5.1).
23.2	Consent of PricewaterhouseCoopers, S.C., Independent Registered Public Accounting Firm.
24.1	Power of Attorney (Included on the signature pages to the registration statement).
25.1	Form T-1—Statement of Eligibility and Qualification of Trustee for 6.375% notes due 2015.
25.2	Form T-1—Statement of Eligibility and Qualification of Trustee for 7.500% notes due 2035.
99.1	Form of Letter of Transmittal.

99.2	Form of Notice of Guaranteed Delivery.
99.3	Form of Notice to Registered Holders and/or Participants of the Book-Entry Transfer Facility.
99.4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.5	Form of Letter to Clients.
99.6	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (included in Exhibit 99.1 and 99.2).
99.7	Form of Exchange Agent Agreement.

Item 22. Undertakings

        The undersigned registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

          (i)    to include any prospectus required by Section (10)(a)(3) of the Securities Act of 1933;

          (ii)   to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii)  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act that are incorporated by reference in the registration statement.

        (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (5)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (6)   The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (7)   The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Mexico City, Mexico, on October 28, 2005.

SOUTHERN COPPER CORPORATION
By:	/s/ OSCAR GONZÁLEZ ROCHA Oscar González Rocha President and Chief Executive Officer

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints J. Eduardo González Felix and Armando Ortega Gómez and each of them, as true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this registration statement and any additional registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission (the "Commission"), and generally to do all such things in their names and in behalf of their capacities as officers and directors of Southern Copper Corporation to comply with the provisions of the Securities Act of 1933 and all requirements of the Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed the following persons in the capacities indicated on October 28, 2005.

Signature	Title

Germán Larrea Mota-Velasco	Chairman of the Board, Director
/s/ OSCAR GONZÁLEZ ROCHA Oscar González Rocha	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ XAVIER GARCÍA DE QUEVEDO TOPETE Xavier García de Quevedo Topete	Executive Vice President, Chief Operating Officer and Director
/s/ J. EDUARDO GONZÁLEZ FELIX J. Eduardo González Felix	Chief Financial Officer and Director (Principal Financial Officer)

/s/ JOSÉ N. CHIRINOS FANO José N. Chirinos Fano	Comptroller (Principal Accounting Officer)
/s/ EMILIO CARRILLO GAMBOA Emilio Carrillo Gamboa	Director
/s/ JAIME F. COLLAZO GONZÁLEZ Jaime F. Collazo González	Director
/s/ HAROLD S. HANDELSMAN Harold S. Handelsman	Director
/s/ GENARO LARREA MOTA-VELASCO Genaro Larrea Mota-Velasco	Director
/s/ ARMANDO ORTEGA GÓMEZ Armando Ortega Gómez	Director
/s/ LUIS MIGUEL PALOMINO BONILLA Luis Miguel Palomino Bonilla	Director
/s/ GILBERTO PEREZALONSO CIFUENTES Gilberto Perezalonso Cifuentes	Director
/s/ JUAN REBOLLEDO GOUT Juan Rebolledo Gout	Director
/s/ CARLOS RUIZ SACRISTÁN Carlos Ruiz Sacristán	Director

QuickLinks

CALCULATION OF REGISTRATION FEE
Material Terms of the Exchange Offer
TABLE OF CONTENTS
ENFORCEMENT OF CIVIL LIABILITIES
WHERE YOU CAN FIND MORE INFORMATION
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
SUMMARY
Overview
Competitive Strengths
Business Strategies
Copper Market Conditions
Corporate Information
THE OFFERING
Terms of the Exchange Offer
Terms of the New Notes
Summary Combined Financial Information
Summary Operating Data
Summary Reserves Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS
THE EXCHANGE OFFER
USE OF PROCEEDS
EXCHANGE RATES
CAPITALIZATION
SELECTED COMBINED FINANCIAL INFORMATION
Selected Operating Data
Selected Reserves Data
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Average Metals Prices Realized
INDUSTRY
BUSINESS
Top Five Copper Customers (dollars in thousands)
Top Five Molybdenum Customers (dollars in thousands)
Sales Distribution 2004 (dollars in thousands)
MANAGEMENT
RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF THE NOTES
SUMMARY OF CERTAIN TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
GLOSSARY OF MINING TERMS
INDEX TO FINANCIAL STATEMENTS Southern Copper Corporation and Subsidiaries, including Minera México
Report of Independent Registered Public Accounting Firm
SOUTHERN COPPER CORPORATION AND SUBSIDIARIES COMBINED STATEMENT OF EARNINGS (Stated in thousands of U.S. dollars, except share and per share data)
SOUTHERN COPPER CORPORATION AND SUBSIDIARIES COMBINED BALANCE SHEETS (Stated in thousands of U.S. dollars, except share and per share data)
SOUTHERN COPPER CORPORATION AND SUBSIDIARIES COMBINED STATEMENT OF CASH FLOWS (Stated in thousands of U.S. dollars, except share and per share data)
SOUTHERN COPPER CORPORATION AND SUBSIDIARIES COMBINED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (Stated in thousands of U.S. dollars, except share and per share data)
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
EXHIBIT INDEX
SIGNATURES